As filed with the Securities and Exchange Commission on January 23, 2015

Registration No. 333-201220

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AltheaDx, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	8071	26-2018451
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3550 Dunhill Street

San Diego, California 92121

(858) 224-7200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Greg Hamilton

Chief Executive Officer

AltheaDx, Inc.

3550 Dunhill Street

San Diego, California 92121

(858) 224-7200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Kenneth J. Rollins, Esq. Karen E. Deschaine, Esq. Cooley LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000	Cheston J. Larson, Esq. Matthew T. Bush, Esq. Brian J. Cuneo, Esq. Latham & Watkins LLP 12670 High Bluff Drive San Diego, California 92130 (858) 523-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.0001 per share	5,307,250	$14.00	$74,301,500	$8,634

(1)	Includes an additional 692,250 shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act.
(3)	The Registrant previously paid $8,018 of the registration fee in connection with the initial filing of this Registration Statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 23, 2015

PRELIMINARY PROSPECTUS

4,615,000 Shares

Common Stock

$         per share

This is the initial public offering of our common stock. We are selling 4,615,000 shares of our common stock. We currently expect the initial public offering price of our common stock to be between $12.00 and $14.00 per share of common stock.

We have granted the underwriters an option to purchase up to 692,250 additional shares of common stock to cover over-allotments.

Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “IDGX.”

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to AltheaDx, Inc. (before expenses)	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses. See “Underwriting.”

The underwriters expect to deliver the shares to purchasers on or about                     , 2015 through the book-entry facilities of The Depository Trust Company.

Citigroup	Jefferies

William Blair	Cantor Fitzgerald & Co.

                    , 2015

We are responsible for all of the information contained in this prospectus. Neither we nor any of the underwriters has authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any free writing prospectus prepared by or on behalf of us and to which we may have referred you in connection with this offering. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor any of the underwriters is making an offer to sell or seeking offers to buy these securities in any jurisdiction where or to any person to whom the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable.

For investors outside the United States: neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any free writing prospectus outside of the United States.

SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors” and our consolidated financial statements and the related notes, before deciding to invest in our common stock. Unless the context requires otherwise, references in this prospectus to “AltheaDx,” “we,” “us” and “our” refer to AltheaDx, Inc.

Overview

We are a commercial stage molecular diagnostics company specializing in the field of personalized medicine. IDgenetix, our pharmacogenetic, or PGx, testing portfolio, enables personalized therapeutic decisions for patients suffering from some of the most prevalent clinical conditions in the United States, including cardiovascular disease, neuropsychiatric disorders and pain. Our proprietary algorithm-based bioinformatic platform and PGx testing portfolio are intended to serve as a tool to assist healthcare providers in identifying optimal drugs for their patients as well as dosing guidelines based on a patient’s genetic make-up, current prescription regimen and other key factors. IDgenetix is designed to enable healthcare providers to make timely and evidence-based decisions, which we believe can reduce the overall cost of patient care by reducing adverse events, optimizing patients’ overall therapeutic regimen and helping to achieve a faster therapeutic response.

In 2013, the U.S. healthcare system spent in excess of $260 billion on prescription drugs and that amount is expected to exceed $450 billion in 2022. Nearly 50% of the U.S. population, and almost 90% of people 65 years and over (or approximately 36 million patients), take at least one prescription drug and more than 10% of the U.S. population, and almost 40% of people 65 years and over (or approximately 16 million patients), take five or more prescription drugs, which we refer to as polypharmacy. We estimate that the overall potential market opportunity for IDgenetix is greater than 150 million patients in the United States, representing the number of people that take at least one prescription drug, which includes the more than 30 million people who are polypharmacy.

We believe there are significant health concerns and unnecessary costs associated with the trial-and-error manner in which physicians prescribe drugs, without prior knowledge of an individual patient’s genetic profile. There are an estimated approximately 120,000 deaths and more than two million serious adverse reactions attributable to prescription drug use in the United States each year, at a cost to the healthcare industry that exceeds $136 billion annually. It has been estimated that genetics can account for up to 95% of variability in drug disposition and effects and as much as 40-60% of adverse drug reactions. We believe IDgenetix can improve clinical outcomes and reduce the overall cost of prescription drugs by enabling better drug selection, earlier favorable results and lower occurrence of adverse events.

In October 2013, we commercially launched IDgenetix in the United States. Since launch and through September 30, 2014, we completed IDgenetix tests for more than 13,500 patient samples, of which more than 7,500 samples were completed in the quarter ended September 30, 2014. IDgenetix examines genes involved in both the metabolism and pharmacological activity of numerous drugs. It provides physicians with information on the functionality of critical metabolic enzymes and key biological drug targets, where applicable, for each patient. In addition, our algorithm screens for unfavorable metabolic interactions resulting from multiple prescription drugs, over-the-counter drugs and herbal supplements, and environmental and dietary factors that may significantly alter the metabolism of certain drugs. We currently offer 13 tests in the therapeutic areas of cardiovascular disease, neuropsychiatric disorders and pain, and we are developing additional tests/offerings in the therapeutic areas of neurology and rheumatology.

We designed IDgenetix to provide a comprehensive PGx test offering to best meet the needs of our target customers such as long-term and post-acute care facilities, government facilities, integrated delivery networks, or IDNs, and managed care organizations. These institutional healthcare providers require broad PGx testing capabilities to manage a large and diverse patient population, with patients often suffering from multiple clinical conditions. These customers often operate under fixed-fee-per-patient or fixed-fee-per-procedure arrangements and are searching for ways to improve clinical outcomes at the lowest possible cost. In addition, IDgenetix addresses the needs of physicians across multiple specialties, such as cardiologists, general practitioners, obstetricians and neurologists.

In addition to IDgenetix, we provide research and development services, primarily in oncology, to numerous biopharmaceutical partners. We use our expertise in next-generation sequencing, or NGS, and our computational biology and information technology capabilities to analyze subject samples from preclinical through clinical development. We are validating a number of companion diagnostic test assays in late stage clinical trials.

We believe that IDgenetix will have commercial success due to the following factors:

Significant market need for personalized, genetic based information in treating patients.    There is a significant need to address the current trial-and-error method of prescribing drugs and reduce healthcare costs due to drug-related adverse events and over-prescribing practices. We believe the use of IDgenetix can address both physician and patient needs as well as the financial burden of the current trial-and-error method of prescribing drugs. Government agencies also acknowledge the importance of PGx. For example, the U.S. Food and Drug Administration, or FDA, has required, for certain drugs, the incorporation of PGx information into drug labeling and currently recommends genetic testing for patients taking a subset of these drugs. Additionally, the National Institutes of Health, or NIH, has established the Clinical Pharmacogenetics Implementation Consortium, or CPIC, guidelines intended to assist healthcare providers in translating laboratory genetic test results into actionable prescribing decisions for specific drugs.

Broad test portfolio that comprehensively identifies information that will enable decisions to improve patient outcomes.    IDgenetix tests are designed to evaluate genes encoding critical metabolic enzymes and key biological drug targets, where applicable, for which clinical data exists. IDgenetix examines clinically significant gene duplication and deletion events and covers more than 85 genetic mutations in 19 different genes, which we believe is the most comprehensive offering on the market today. We continue to enhance IDgenetix by updating our proprietary algorithm as well as evaluating additional genes to incorporate into our tests. We believe this is a competitive advantage as institutional healthcare providers require broad PGx testing capabilities to manage a large and diverse patient population, with patients often suffering from multiple clinical conditions.

Speed and ease of use for routine clinical practice.    The IDgenetix process, from order initiation and sample acquisition through report delivery and availability of our genetic counseling team, enables healthcare providers to obtain and interpret the information we provide in a convenient and simple manner. Patient samples are easily collected via a cheek swab and sent to our laboratory for analysis. Once received, our proprietary laboratory workflow and bioinformatic algorithm enable us to detect, interpret and report clinically relevant information to healthcare providers, generally within 48 hours of sample receipt, which we believe is an industry-leading turnaround time. Our concise, easy-to-interpret reports and analysis provide healthcare providers with actionable information on therapeutic options regarding drugs and dosing for their patients, based upon the complex genetic, pharmacological and environmental analysis performed by our algorithm.

Healthcare cost reduction.    We provide healthcare providers a tool that enables them to make decisions regarding treatment that may result in the elimination, replacement, supplementation or revision of dosing regimens for prescribed drugs, fewer adverse events and faster therapeutic response. We believe this can reduce overall treatment costs, a particular concern for healthcare providers operating under fixed-fee-per-patient or fixed-fee-per-procedure arrangements who are searching for ways to improve clinical outcomes at the lowest possible cost.

Clinical studies supporting the use of PGx testing.    While there have not been any IDgenetix-specific studies to date, there are more than 5,000 published studies on the use of PGx testing in a clinical setting. For example, there have been several publications linking the CYP2C19 gene to the use of clopidogrel (marketed by Bristol-Myers Squibb under the name Plavix) anticoagulant therapy, including meta-analysis studies totaling more than 150,000 patients. We believe that further studies, including studies that are specific to IDgenetix, will increase awareness and drive adoption of PGx testing, and help establish PGx testing as a standard of care in drug selection.

Our Strategy

Our goal is to become the premier provider of PGx testing services to institutional healthcare providers and physicians across the United States. To achieve this objective, we intend to:

Target large institutions where polypharmacy is a significant cost driver.    IDgenetix may address polypharmacy by enabling healthcare providers to make timely and evidence-based decisions, which we believe can reduce the overall cost of patient care by reducing adverse events, optimizing patients’ overall therapeutic regimen and helping to achieve a faster therapeutic response. As such, we believe institutional healthcare providers represent the largest opportunity for IDgenetix. Currently, we have more than 10 agreements with institutional healthcare providers for our IDgenetix testing services, all of which are in the early stages of implementation.

We recently entered into an agreement with a subsidiary of Universal Health Services, Inc., or UHS, a hospital management company covering 25 acute care hospitals, 195 behavior health facilities and three surgery centers, to initiate a pilot roll-out of IDgenetix testing among different specialties at its Aiken Regional Medical Center in South Carolina, which is currently underway. We also recently entered into an agreement with a nationally-ranked medical center within a large healthcare system in the southeastern United States to perform IDgenetix testing. This medical center is staffed by more than 390 physicians and specialists across numerous areas of clinical expertise. There are more than 1,500 physicians across the healthcare system and over 1,300 licensed beds. While we market our IDgenetix service across several specialties within this healthcare system, the initial focus of IDgenetix testing will be for patients undergoing neurosurgery in an effort to optimize post-operative pain management and reduce both the costs and length of stay following surgery.

Highlight our value proposition and clinical utility through clinical studies.    We are currently conducting an ongoing pilot study with a large managed care organization to evaluate patient outcomes in approximately 300 polypharmacy patients over a 12-month period following IDgenetix testing, and, in September 2014, we entered into an agreement for a second pilot study to be conducted at an acute care facility run by Universal Health Services, Inc., a hospital management company covering 25 acute care hospitals, 195 behavior health facilities and three surgery centers. We intend to continue to sponsor or co-sponsor IDgenetix-guided clinical studies within institutional healthcare organizations to analyze the impact of the use of IDgenetix by physicians on defined endpoints such as the number of prescription drugs, hospitalizations and length of stay, and other health assessments.

Differentiate our IDgenetix offering through superior customer service.    As part of our IDgenetix customer service department, we provide physicians with access to individuals with doctorate degrees in pharmacy (Pharm.D.), certified genetic counselors and additional customer service support personnel at no additional charge. Our customer service department has the capability to address a range of inquiries, from routine questions to complex patient cases, with healthcare providers. We believe this differentiated service offering increases the quality of care to patients, thereby facilitating adoption of our IDgenetix tests by institutional healthcare providers and physicians.

Leverage operational efficiency.    Our automated and efficient testing platform enables us to maintain a low-cost, scalable laboratory operation. As our sample volume increases, we expect our average cost per sample to decrease.

Expand the IDgenetix portfolio and offerings.    We recently expanded our IDgenetix tests from 16 to 19 genes, and, in the near term, expect to expand our tests from three to five therapeutic areas. Because we currently test more than 85 genetic mutations in 19 different genes that are most commonly associated with drug metabolism, we are able to add additional tests at an accelerated pace, with limited additional cost.

IDgenetix

Our proprietary bioinformatic algorithm incorporates complex genetic, pharmacological and environmental factors which we use to provide a simple, easy-to-read, actionable report for use by healthcare providers. In addition to this patient report, we currently offer a polypharmacy analysis for certain institutional healthcare provider customers that allows physicians to identify potentially harmful interactions and possibly avoid adverse events through elimination of drugs or selection of more appropriate drugs. We believe that our polypharmacy analysis is especially beneficial to institutional healthcare providers. Polypharmacy patients tend to be the most costly for institutional healthcare providers to treat, as they typically suffer from multiple clinical conditions and experience increased adverse events due to the number of prescription drugs these patients take on a regular basis. Optimization of treatment therapies for these patients represents an opportunity to reduce the overall cost of healthcare for these patients while potentially improving patient outcomes.

In October 2013, we launched eight IDgenetix tests covering three therapeutic areas: cardiovascular disease, neuropsychiatric disorders and pain. We have since launched five new tests to expand our offering to 13 tests within our three therapeutics areas of focus. We initially targeted these therapeutic areas as they include six of the top ten prescription classes written in the United States, according to a 2011 Annual Prescription Audit by IMS Health (a leading healthcare information company), representing more than 1.3 billion prescriptions and $80 billion in spending per year. In the near term, we intend to expand the IDgenetix portfolio by adding additional tests and categorizing current tests to better fit specific physician specialties in the therapeutic areas of neurology and rheumatology. Similar to our initial strategy, we have targeted these therapeutic areas as they satisfy our development criteria that include: clinical utility of PGx testing, high prescription volume, commercial potential, synergy with our current IDgenetix test offerings and clinical relevance to institutional healthcare providers.

Sales and Marketing

Our selling strategy divides the market into two categories: (1) institutional healthcare providers and (2) physicians. We have more than 100 account representatives dedicated to optimizing near-term growth in both categories. We designed the IDgenetix service for the institutional healthcare provider category and believe that this market category will be a significant driver of growth for the company both near and longer-term due to the many types and significant number of potential institutional healthcare providers. Currently, we have an institutional sales team of six account managers and a contract sales organization, or CSO, that provides an additional three account managers focused on institutional healthcare providers. Institutional healthcare providers typically represent sizeable patient populations of 2,000 to 500,000 patients, allowing a relatively large number of patients to be targeted with a limited number of account managers. We also market directly to individual physicians. We currently have a sales force composed of several fully dedicated CSOs and a limited distributor network. While this sales force focuses exclusively on physicians, they have also generated a significant number of leads for the institutional sales team due to deep client relationships within their respective geographical areas.

Recent Developments

Our estimated financial results for the three months and year ended December 31, 2014 presented below are preliminary and are subject to the completion of our year-end audit. The preliminary financial data have been prepared by and are the responsibility of our management. Ernst & Young LLP has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial data or its achievability. Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. These estimates are not a comprehensive statement of our financial results for this period and should not be viewed as a substitute for full financial statements prepared in accordance with generally accepted accounting principles. Our actual results may differ from these estimates as a result of the completion of our year-end closing procedures, audit adjustments and other developments that may arise between now and the time our financial results for this period are finalized, and such changes could be material.

While complete financial information as of and for such period are not available, based on the information and data currently available, our management preliminarily estimates the following:

We estimate total IDgenetix samples processed in the range of 9,100 to 9,200 for the three months ended December 31, 2014 and 22,615 to 22,715 for the year ended December 31, 2014. This compares to 348 samples processed during the three months and year ended December 31, 2013.

We estimate total revenue in the range of $7.0 million to $7.5 million for the three months ended December 31, 2014, of which we expect approximately 75% to 80% in diagnostic revenue from our IDgenetix tests. This compares to total revenue of $3.1 million for the three months ended December 31, 2013. For the full year ended December 31, we estimate total revenue in the range of $20.6 million to $21.1 million for the year ended December 31, 2014. This compares to total revenue of $7.3 million for the year ended December 31, 2013.

We estimate total operating expenses in the range of $9.2 million to $10.7 million, including non-cash stock-based compensation of approximately $3.0 million, for the three months ended December 31, 2014 and $23.3 million to $24.8 million, including non-cash stock-based compensation of approximately $3.3 million, for the year ended December 31, 2014. This compares to total operating expenses of $2.5 million, including non-cash stock-based compensation of $0.1 million, for the three months ended December 31, 2013 and $6.7 million, including non-cash stock-based compensation of $0.1 million, for the year ended December 31, 2013.

We estimate a net loss in the range of $4.9 million to $6.4 million, including non-cash stock-based compensation of approximately $3.0 million, for the three months ended December 31, 2014 and $10.8 million to $12.3 million, including non-cash stock-based compensation of approximately $3.3 million, for the year ended December 31, 2014. This compares to a net loss of $1.1 million, including non-cash stock-based compensation of $0.1 million, for the three months ended December 31, 2013 and a net loss of $4.1 million, including non-cash stock-based compensation of $0.1 million, for the year ended December 31, 2013.

We estimate that we had approximately $10.2 million in cash and cash equivalents at December 31, 2014.

These preliminary results of operations for the three months and year ended December 31, 2014 are not necessarily indicative of the results to be achieved in any future period.

Risks Associated With Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include:

•	We have a limited operating history and have incurred significant operating losses since our inception, including an accumulated deficit of $19.2 million as of September 30, 2014.

•

Our financial results are largely dependent on the commercial success of IDgenetix, and we may not be able to generate sufficient revenue from our existing tests or new tests that we may develop to achieve profitability.

•	Our IDgenetix tests may never achieve significant market acceptance.

•

Changes in laws, regulations, payor policies or contracting arrangements with payors have adversely affected, and may continue to adversely affect, coverage or reimbursement for IDgenetix testing services, which may decrease our revenue and adversely affect our results of operations and financial condition.

•

Changes in FDA policies regarding oversight over laboratory developed tests could cause us to experience significantly increased development costs and may delay or prevent commercialization of new tests and impact our ability to continue marketing our current tests.

•	If we fail to comply with federal and state healthcare laws and regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

•

Increased competition, including from competitors replicating our key service offerings in the future, and the failure to provide a higher quality of service than that of our competitors could adversely affect our revenue and profitability.

•	If our laboratory facility becomes inoperable, we will be unable to perform our IDgenetix tests and our business will be harmed.

•

We rely on a limited number of third parties for manufacture and supply of all of our laboratory instruments, tests and materials, including consumables, and we may not be able to find replacement suppliers or manufacturers in a timely manner in the event of any disruption, which could adversely affect our business.

•	If our tests do not perform as expected, our operating results, reputation and business will suffer.

•	We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

•	We rely on third-party organizations and their sales representatives to market IDgenetix to healthcare providers, and these contracted sales representatives are outside our direct control.

Corporate Information

We were incorporated in Delaware in January 2008. Our principal executive offices are located at 3550 Dunhill Street, San Diego, California 92121, and our telephone number is (858) 224-7200. Our corporate website address is www.AltheaDx.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

We have obtained a registered trademark for IDgenetix in the United States. This prospectus contains references to our trademark and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies and other exemptions. These exemptions include, but are not limited to:

•

being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may rely on these exemptions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Common stock offered by us	4,615,000 shares

Common stock to be outstanding after this offering	12,372,003 shares

Over-allotment option	We have granted to the underwriters the option, exercisable for 30 days from the date of this prospectus, to purchase up to 692,250 additional shares of common stock at the initial public offering price.

Use of proceeds	We estimate that we will receive net proceeds of approximately $52.2 million (or approximately $60.6 million if the underwriters exercise their over-allotment option in full) from the sale of the shares of common stock offered by us in this offering, based on the assumed initial public offering price, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering as follows: (1) to fund research and development, including clinical studies to demonstrate the utility of our products and support reimbursement efforts, as well as expansion of our IDgenetix testing portfolio; (2) to expand our commercial capabilities in selling and marketing related to our IDgenetix tests; (3) to fund expansion of our facilities and laboratory operations; and (4) the remaining proceeds for working capital and other general corporate purposes. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of certain of the factors to consider carefully before deciding to purchase any shares of our common stock.

NASDAQ Global Market symbol	IDGX

Directed share program	The underwriters have reserved for sale, at the public offering price, up to 369,230 shares of our common stock being offered to persons who are directors, officers or employees, or who are otherwise associated with us. See “Underwriting.”

The number of shares of our common stock to be outstanding after this offering is based on 7,757,003 shares of common stock outstanding as of December 31, 2014 after giving effect to the automatic conversion of all shares of our outstanding redeemable convertible preferred stock as of December 31, 2014 into an aggregate of 4,770,470 shares of common stock and the issuance of 413,300 shares of common stock upon the automatic net exercise of certain outstanding warrants as of December 31, 2014, or the common stock warrants, based on the assumed initial public offering price, and excludes:

•	790,717 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2014, at a weighted-average exercise price of $5.39 per share;

•	169,826 shares of common stock issuable upon the exercise of outstanding warrants as of December 31, 2014, at a weighted-average exercise price of $3.83 per share;

•

500,000 shares of common stock reserved for future issuance under our 2014 employee stock purchase plan, or the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•

1,700,000 shares of common stock reserved for future issuance under our 2014 equity incentive plan, or the 2014 plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering, plus 226,362 shares of common stock reserved for issuance under our 2008 equity incentive plan, or the 2008 plan, as of December 31, 2014, which shares will be added to the shares reserved under the 2014 plan upon its effectiveness.

Unless otherwise indicated, all information contained in this prospectus assumes:

•

the conversion of all our outstanding redeemable convertible preferred stock as of December 31, 2014 into an aggregate of 4,770,470 shares of common stock, which will occur automatically immediately prior to the closing of this offering;

•

the issuance of 413,300 shares of common stock upon the net exercise of the common stock warrants, based on the assumed initial public offering price, which outstanding common stock warrants will be automatically net exercised immediately prior to the closing of this offering if not previously exercised;

•

the conversion of outstanding warrants to purchase 414,380 shares of our Series B redeemable convertible preferred stock into warrants to purchase 169,826 shares of our common stock, which will occur automatically immediately prior to the closing of this offering;

•	no exercise by the underwriters of their option to purchase up to an additional 692,250 shares of our common stock from us to cover over-allotments, if any;

•	that the initial public offering price of our shares of common stock will be $13.00 per share (which is the mid-point of the estimated price range set forth on the cover page of this prospectus);

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering; and

•	a 1-for-2.44 reverse stock split of our common stock effected on January 22, 2015.

Summary Consolidated Financial Data

The following summary consolidated financial data should be read together with our consolidated financial statements and related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. We derived the summary consolidated statements of comprehensive loss data for the years ended December 31, 2012 and 2013 from our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. We derived the summary consolidated statements of comprehensive loss data for the nine months ended September 30, 2013 and 2014 and consolidated balance sheet data as of September 30, 2014 from our unaudited consolidated financial statements also appearing elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly state our financial position as of September 30, 2014 and results of operations for the nine months ended September 30, 2013 and 2014. Our historical results are not necessarily indicative of the results that may be expected in the future and results of interim periods are not necessarily indicative of the results for the entire year.

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Comprehensive Loss Data:
Revenue:
Diagnostic testing	$—	$196	$—	$9,067
Research services and other	6,915	7,150	4,235	4,542

Total revenue	6,915	7,346	4,235	13,609
Cost of revenue:
Diagnostic testing	—	101	—	1,763
Research services and other	4,772	4,663	3,036	3,008

Total cost of revenue	4,772	4,764	3,036	4,771
Gross profit	2,143	2,582	1,199	8,838
Total operating expenses	3,737	6,667	4,159	14,163

Loss from operations	(1,594)	(4,085)	(2,960)	(5,325)
Interest and other income (expense)	9	27	24	(388)
Change in fair value of warrant liability	—	—	—	(194)

Net loss and comprehensive loss	$(1,585)	$(4,058)	$(2,936)	$(5,907)
Accretion on redeemable convertible preferred stock	(585)	(1,000)	(680)	(987)

Net loss applicable to common stockholders – as restated for the years ended December 31, 2012 and 2013	$(2,170)	$(5,058)	$(3,616)	$(6,894)

Net loss per share attributable to common stockholders, basic and diluted – as restated for the years ended December 31, 2012 and 2013 (1)	$(2.63)	$(6.13)	$(4.38)	$(7.63)

Weighted average shares outstanding used in computing net loss per share attributable to common stockholders, basic and diluted (1)	825	825	825	904

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited) (1)		$(0.67)		$(0.90)

Weighted average shares outstanding used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited) (1)		7,577		7,656

(1)	See Note 2 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma net loss per share, basic and diluted, and the number of shares used in the computation of the per share amounts.

	As of September 30, 2014
	Actual	Pro Forma(1)	Pro Forma as Adjusted(1)(2)
	(unaudited, in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,458	$15,024	$67,229
Working capital	2,338	10,505	62,710
Total assets	27,274	34,840	87,045
Debt, at carrying value, including working capital line of credit	11,774	18,990	18,990
Redeemable convertible preferred stock	16,853	—	—
Accumulated deficit	(19,177)	(19,177)	(19,177)
Total stockholders’ (deficit) equity	(19,177)	(2,324)	51,155

(1)	Gives effect to:

•	the automatic conversion of 10,628,684 shares of our redeemable convertible preferred stock into 4,770,470 shares of our common stock immediately prior to the closing of the offering;

•

the conversion of warrants to purchase 300,000 shares of our Series B redeemable convertible preferred stock into warrants to purchase 122,950 shares of our common stock, and the resultant reclassification of our preferred stock warrant liability to additional paid-in capital, a component of stockholders’ deficit, in connection with such conversion;

•

the issuance of 413,300 shares of common stock as a result of the automatic net exercise of the common stock warrants, based on the assumed initial public offering price, which outstanding common stock warrants will be automatically net exercised immediately prior to the closing of this offering if not previously exercised;

•

borrowings of $10.0 million subsequent to September 30, 2014 under our credit facility with Silicon Valley Bank, or SVB, in connection with the November 2014 amendment to our loan and security agreement with SVB; and

•	the cancellation of our working capital line of credit with SVB in November 2014.

(2)	Gives further effect to the issuance and sale of 4,615,000 shares of common stock in this offering at the assumed initial public offering price of $13.00 per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $4.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $12.1 million. The pro forma information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks Relating to Our Business

We have a limited operating history and have incurred significant operating losses since our inception.

Our operations began in 2008 and we have only a limited operating history upon which you can evaluate our business and prospects. Substantially all of our revenue to date has been derived from research and development services. We commercially launched our pharmacogenetics, or PGx, testing service, IDgenetix, in late 2013. Our limited commercial history makes it difficult to evaluate our current business and makes predictions about our future results, prospects or viability subject to significant uncertainty. We will continue to encounter risks and difficulties frequently experienced by early commercial-stage companies, including scaling up our infrastructure and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with our growth.

To date, we have financed our operations primarily through private placements of our equity and debt securities, our credit facility and our research and development services agreements, and we have incurred significant operating losses since our inception, including net losses of $1.6 million and $4.1 million for the years ended December 31, 2012 and December 31, 2013, respectively. As of September 30, 2014, we had an accumulated deficit of $19.2 million. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. Our losses have resulted principally from costs incurred in our development and commercialization activities. Because of the numerous risks and uncertainties related to developing and commercializing our IDgenetix tests, we are unable to predict the extent of any future losses or whether and when we will become profitable. If we are unable to achieve profitability, the market value of our stock will likely decline.

Our financial results are largely dependent on the commercial success of IDgenetix, and we may not be able to generate sufficient revenue from our existing tests or new tests that we may develop to achieve profitability.

To date, we have generated limited revenue from our existing portfolio of tests. We believe our future success is dependent upon our ability to successfully market our existing IDgenetix test portfolio to additional healthcare providers within the United States and to develop and commercialize enhanced tests or additional tests aimed at additional therapeutic areas. The demand for our existing tests may decrease or may not continue to increase at historical rates for a number of reasons. Our pipeline of new tests is in various states of development and may take more time to commercialize than we currently anticipate. Furthermore, enhancing or developing new tests requires us to anticipate patients’, healthcare providers’ and payors’ needs and emerging technology trends accurately. We may experience research and development, regulatory, marketing and other difficulties that could delay or prevent our introduction of enhanced or new tests. The research and development process in diagnostics is conducted in various stages, and each stage presents the risk that we will not achieve our goals. We may have to abandon a test in which we have invested substantial resources. In order to successfully commercialize tests that we may develop in the future, we may need to conduct lengthy, expensive clinical studies and develop dedicated sales and marketing operations or enter into collaborative agreements to achieve market awareness and demand. Any delay in the research and development, regulatory clearance or approval (if necessary for a particular test), production, marketing or distribution of enhanced or new tests could adversely affect our competitive position, branding and results of operations.

We cannot assure you that:

•	our tests will prove to be effective in clinical practice or clinical studies;

•	when necessary we will be able to obtain, in a timely manner or at all, regulatory clearances, licenses or approvals;

•	our tests will be used by healthcare providers;

•	our tests will receive or will continue to receive adequate coverage and reimbursement from third-party payors;

•	our tests can be provided at acceptable cost and with appropriate quality; or

•	any of our tests can be successfully marketed.

These factors and other factors beyond our control could limit the commercial success of our existing tests or delay the launch of enhanced or new tests. Even if we succeed in marketing our existing tests for use in new patients and new healthcare settings and in developing and commercializing any enhanced or additional tests, we may not be able to generate sufficient revenue to achieve profitability.

Our IDgenetix tests may never achieve significant market acceptance.

We may not succeed in achieving significant market acceptance of the IDgenetix tests that we have launched in the past year or that we are currently developing. Our ability to successfully commercialize our current IDgenetix tests, as well as any future tests that we may develop, will depend on several factors, including:

•	adequate coverage and reimbursement of our tests by third-party payors, which will affect healthcare providers’ willingness or ability to recommend and order our tests; and

•

our ability to prove to the medical community, including large institutional healthcare providers and individual physicians, key opinion leaders, and professional medical organizations and societies, the clinical utility of our tests and their potential advantages for patients and healthcare providers.

These factors present obstacles to commercial market acceptance of our IDgenetix tests, which we will have to spend substantial time and resources to overcome, if we can do so at all. In addition, we believe that important factors in the growth of our industry and the commercial success of PGx testing services are the continued and increased incorporation of PGx information on drug labeling and continued attention to PGx testing in peer-reviewed publications. Our inability to achieve market acceptance of our IDgenetix tests would adversely affect our business and prospects.

Increased competition, including from competitors replicating our key service offerings in the future, and the failure to provide a higher quality of service than that of our competitors could adversely affect our revenue and profitability.

The biotechnology and genetic testing fields are intensely competitive both in terms of service and price, and continue to undergo significant consolidation, permitting larger clinical laboratory service providers to increase cost efficiencies and service levels, resulting in more intense competition. Some of our existing competitors and many potential competitors have substantially greater financial, selling, logistical and laboratory resources, more experience in dealing with third-party payors, and greater market penetration, purchasing power and marketing budgets, as well as more experience in providing diagnostic services.

The molecular diagnostics field is characterized by rapid technological changes, frequent new product introductions, changing customer preferences, emerging competition, evolving industry standards, reimbursement uncertainty and price competition. As a PGx testing services provider, we rely extensively on our high quality of service to attract and retain healthcare providers as our customers. We compete primarily based on the breadth, depth, speed and quality of testing, reporting and information systems, reliability in patient sample transport, ease-of-use and speed of our service, reputation in the medical community and access to our genetic counseling services and new technologies and tests as they become available. Moreover, many companies in this market are offering, or may soon offer, products and services that compete with our tests. We cannot assure you that research and discoveries by other companies will not render our existing or potential tests uneconomical or result in tests superior to those we develop. We also cannot assure you that any technologies or tests that we develop will be preferred to any existing or newly developed technologies or tests.

We face competition from other laboratories offering PGx testing services, companies developing and commercializing PGx assays, and from various companies researching and developing PGx technology. Our competition arises from other parties using the same or similar methods as well as alternative methods of PGx testing. Competitors and potential competitors include, among others, American International Biotechnology LLC, AssureRx Health, Inc., Iverson Genetic Diagnostics, Inc., Millennium Laboratories, LLC and PGXL Laboratories. We also face competition from national reference laboratories, which typically offer a full suite of tests to a variety of medical professionals including general practitioners, hospitals and specialists, such as Quest Diagnostics Incorporated, Laboratory Corporation of America and Bio-Reference Laboratories, Inc. We expect additional competition as other established and emerging companies enter the genetic testing market and new tests and technologies are introduced. These competitors could have technological, financial, reputational and market access advantages over us.

Our competitors may enter into collaborative relationships or preferred provider relationships with large institutional customers, third-party payors or government agencies that may provide those competitors with access to greater resources and opportunities to establish market-leading positions. As a result, they may be able to respond more quickly to changes in customer requirements or devote greater resources to the development, promotion and sale of their tests than we do. We may not be able to compete effectively against these organizations. Increased competition and governmental and commercial payor cost-saving initiatives are likely to result in pricing pressures, which could harm our sales, profitability or market share. If we are unable to compete successfully, we may be unable to increase or sustain our revenue or achieve profitability.

Because we do not rely on our intellectual property portfolio to impede others from copying our business, there are no significant patent barriers to entry into our business, and new or existing laboratories could replicate our key service offerings and business model and enter our market to compete with us with relatively low upfront investments, which would adversely affect our business and prospects.

If our laboratory facility becomes inoperable, we will be unable to perform our IDgenetix tests and our business will be harmed.

Although we have entered into a lease agreement for approximately 70,000 square feet of space in San Diego, California to be used for our corporate offices and laboratory operations, this facility is currently undergoing improvements and is expected to be ready for our use in the first quarter of 2015. We perform all of our diagnostic testing in our current laboratory facility located in San Diego, California, and all testing will be moved to the new facility when it is ready. In the event our facility is damaged or destroyed, we would need to engage a third party to perform laboratory testing services on our behalf. In order to rely on a third party to perform these testing services, we could only use another facility with established state licensure and CLIA accreditation. We cannot assure you that we would be able to find another CLIA-certified facility, or that another laboratory would be willing to perform the necessary tests for us on commercially reasonable terms, or at all. Finding a new laboratory that meets the required state licensure and CLIA accreditation standards or developing new systems necessary to operate our business would be time-consuming and costly and could result in delays in our ability to provide IDgenetix testing services or to provide the same level of quality in IDgenetix testing services as we currently provide, which would harm our reputation and adversely affect our business, results of operations and financial condition. In addition, requirements of third-party payors and regulatory limitations on marking-up of laboratory testing could substantially limit our ability to profit from testing that we do not ourselves perform.

Our laboratory facilities could become inoperable due to circumstances beyond our control, which could adversely affect our business and operations. Our facilities, the equipment we use to perform our tests and services and our other business process systems would be costly to replace and could require substantial time to repair or replace. The facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, wildfires, floods, acts of terrorism or other criminal activities, infectious disease outbreaks and power outages, which may render it difficult or impossible for us to perform our tests for some period of time. In particular, the San Diego area is situated on or near earthquake fault lines and, in recent years, has experienced several wildfires. Any of these disasters may temporarily interrupt our ability to receive specimens or materials from our suppliers and to have access to our various systems necessary to operate our business. The inability to perform our tests and services would result in the loss of customers and harm our reputation, and we may be unable to regain those customers in the future. We carry insurance for damage to our property and the disruption of our business, but this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

We rely on a limited number of third parties for manufacture and supply of all of our laboratory instruments, tests and materials, including consumables, and we may not be able to find replacement suppliers or manufacturers in a timely manner in the event of any disruption, which could adversely affect our business.

Many of the consumable supplies and reagents used as raw materials in our IDgenetix testing process are procured from a limited number of suppliers, some of which are sole-source. Two suppliers accounted for approximately 54% and 12%, respectively, of our materials purchases for the year ended December 31, 2013 and approximately 54% and 15%, respectively, for the nine months ended September 30, 2014. In addition, we rely on a limited number of suppliers, or in some cases a single supplier, for certain equipment with which we perform IDgenetix testing services. To date we have acquired all of our equipment and materials on a purchase order basis, and we do not have contracts with our suppliers and manufacturers that commit them to supply equipment and materials to us. Because we cannot ensure the actual production or manufacture of such critical equipment and materials, or the ability of our suppliers to comply with applicable legal and regulatory requirements, we may be subject to significant delays caused by interruption in production or manufacturing. If any of our third-party suppliers or manufacturers were to become unwilling or unable to provide this equipment or these materials in required quantities or on our required timelines, we would need to identify and acquire acceptable replacement sources on a timely basis. Even if we were to identify other suppliers and manufacturers for such equipment and materials, there can be no assurance that we would be able to enter into agreements with such suppliers and manufacturers or otherwise obtain such items on a timely basis or on acceptable terms, if at all. If we encounter delays or difficulties in securing necessary laboratory equipment or materials, including consumables, we could face an interruption in our ability to perform IDgenetix testing services and experience other disruptions that would adversely affect our business, results of operations and financial condition.

Performance issues, service interruptions or price increases by our shipping carrier could adversely affect our business, results of operations and financial condition and harm our reputation and ability to provide IDgenetix testing services on a timely basis.

Expedited, reliable shipping is essential to our operations. One of our marketing strategies entails highlighting our ability to perform testing services and deliver an actionable report to healthcare providers in a timely manner. We rely almost exclusively on a single carrier, Federal Express, for reliable and secure point-to-point transport of patient samples. Should Federal Express encounter delivery performance issues such as loss, damage or destruction of a sample, it would be difficult to replace our patient samples in a timely manner and such occurrences may damage our reputation and lead to decreased referrals from healthcare providers for our services and increased cost and expense to our business. In addition, any significant increase in shipping rates or fuel surcharges could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions by delivery services we use would adversely affect our ability to receive and process patient samples on a timely basis.

If Federal Express or we were to terminate our relationship, we would be required to find another party to provide expedited, reliable point-to-point transport of our patient samples. There are only a few other providers of such nationwide transport services and there can be no assurance that we will be able to enter into arrangements with such other providers on acceptable terms, if at all. Even if we were to enter into an arrangement with such provider, there can be no assurance that they will provide the same level of quality in transport services. If the new provider does not provide the required quality and reliable transport services, it could adversely affect our business, reputation, results of operations and financial condition.

Adverse, or even mixed, results from third-party clinical studies may affect our ability to successfully market our IDgenetix testing services.

We intend to sponsor or co-sponsor IDgenetix-guided clinical studies within institutional healthcare organizations, and recently entered into an agreement for our first pilot study with a managed care organization. The intent of this and other studies will be to collect clinical data on IDgenetix-guided therapy, as compared to the current standard of care, against defined clinical endpoints, such as number of prescription drugs, hospitalizations and length of stay, and other health assessments. However, we expect that we may have very little control over, or insight into, the conduct of any such clinical studies. Negative, or even mixed, results from any such study or from similar studies undertaken independently by healthcare providers or our competitors could harm our reputation and could have a negative impact on our relationship with the applicable healthcare organization and on our ability to market our services to other healthcare organizations which could harm our business.

If our tests do not perform as expected, our operating results, reputation and business will suffer.

Our success depends on adoption by healthcare providers of IDgenetix and their confidence that we can provide reliable, high-quality results. We cannot assure you that the accuracy and reproducibility we have demonstrated to date will continue as our test volume increases. IDgenetix uses a number of complex and sophisticated biochemical and informatics processes, many of which are highly sensitive to external factors. An operational or technology failure in one of these complex processes or fluctuations in external variables may result in sensitivity and specificity rates that are lower than we anticipate or that vary between test runs. In addition, we are regularly evaluating and refining our testing process. These refinements may initially result in unanticipated technological difficulties. To date, we have launched 13 tests covering multiple therapeutic areas, including cardiovascular disease, neuropsychiatric disorders and pain. The utility of IDgenetix testing is currently limited to patients taking drugs that are metabolized by liver enzymes. We believe that our customers are likely to be particularly sensitive to test limitations, defects and errors, including inaccurate test results. As a result, if our tests do not perform as expected, our operating results, reputation and business could suffer. The failure of our current or planned tests to perform as expected could significantly impair our reputation and the public image of our products and services, and we may be subject to legal claims arising from any defects or errors.

The effectiveness and utility of IDgenetix has not been demonstrated in any clinical studies.

While there are more than 5,000 published studies on the use of PGx testing, 130 drug labels with PGx language and published CPIC guidelines, there have not been any completed clinical studies or published clinical data on IDgenetix, our proprietary PGx testing portfolio. Accordingly, previously published studies which suggest the effectiveness of PGx testing in general may not be predictive of the effectiveness or utility of IDgenetix. Furthermore, we cannot assure you that our ongoing or future clinical studies will demonstrate the effectiveness and utility of our IDgenetix tests. If we are unable to demonstrate the effectiveness and utility of our IDgenetix tests, our business and prospects may be hindered.

If our research and development services and other collaborations are not successful, our business and reputation could be harmed.

We have entered into a number of research and development services agreements with third parties, and these partnerships have historically been an important part of our business. For example, we currently provide polymerase chain reaction-, or PCR, and next-generation sequencing-, or NGS, based services, assay development, biomarker analysis and companion diagnostic programs to select biopharmaceutical companies through fee-based collaborations. We expect these partnerships will continue to contribute to our operating margins, enhance our name recognition and reputation among healthcare providers, and to potentially provide us with early access to new technologies for commercialization. We also intend to sponsor or co-sponsor IDgenetix-guided clinical studies within institutional healthcare organizations to analyze the impact of the use of IDgenetix by physicians on defined clinical endpoints such as the number of prescription drugs, hospitalizations and length of stay, and other health assessments. Accordingly, we may enter into discussions with potential collaborators from time to time. We cannot be certain that any discussions will result in a consummated collaboration. Further, once news of discussions regarding possible collaborations are known in the medical or pharmaceutical community, regardless of whether the news is accurate, failure to announce a collaboration agreement, or the entity’s announcement of a collaboration with an entity other than us, could result in adverse speculation about us, our tests or our technology, resulting in harm to our reputation and our business. In addition, establishing collaborations is difficult and time consuming. Potential collaborators may elect not to work with us based on their assessment of our financial, regulatory or intellectual property position. Even if we establish new collaborations, they may not result in the successful development or commercialization of current or future tests.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

Our current organization and our systems and facilities may not be adequate to support our future growth. In order to effectively manage our operations and any significant growth, we may need to:

•	scale our internal infrastructure, including establishing laboratory facilities and purchasing capital equipment, while continuing to provide quality services on a timely basis;

•	maintain and strengthen our relationships with our customers as we increase the number of our sales and marketing personnel and increase our presence in the various geographic markets we serve;

•

attract and retain sufficient numbers of talented employees, including marketing personnel and contracted sales representatives, geneticists and genetic counselors, clinical laboratory scientists, laboratory technicians and administrative employees, to handle the increasing number of tests we are requested to conduct;

•	manage our relationships with shipping partners to ensure their ability to handle increasing sample transport and deliveries;

•	expand our compliance and quality assurance systems; and

•	advance our operational, financial and management controls and reporting systems and procedures.

In the near term, we expect to expand our IDgenetix tests from three to five therapeutic areas and, in the future, we plan to invest in continued expansion of IDgenetix and enhance our bioinformatic algorithm, with the intent to continually increase the clinical utility of our services. As our test volume grows, we will need to continue to expand our testing capacity, implement increases in scale and related processing, customer service, billing and systems process improvements, and expand our internal quality assurance program and technology platform. We will also need additional certified laboratory scientists and other scientific and technical personnel to process higher volumes of our tests. We cannot assure you that any increases in scale, related improvements and quality assurance will be successfully implemented or that appropriate personnel will be available. As additional products and services are developed, we may need to bring new equipment on-line, implement new systems, technology, controls and procedures and hire personnel with different qualifications.

The value of IDgenetix depends, in large part, on our ability to perform the tests on a timely basis and at a high quality standard, and on our reputation for such timeliness and quality. Any failure to implement necessary procedures, transition to new equipment or processes or hire the necessary personnel could result in higher costs of processing or an inability to meet market demand. We may not be able to perform tests on a timely basis at a level consistent with demand, our efforts to scale our commercial operations could negatively affect the quality of test results and we may not be successful in responding to the growing complexity of our testing operations. If we encounter difficulty meeting market demand or quality standards for our tests, our reputation could be harmed, and our prospects and business could suffer.

In addition, our growth may place a significant strain on our management, operating and financial systems and our sales, marketing and administrative resources. As a result of our growth, our operating costs may escalate even faster than planned, and some of our internal systems may need to be enhanced or replaced. If we cannot effectively manage our expanding operations and our costs, we may not be able to grow effectively or we may grow at a slower pace, and our business could be adversely affected.

If we are not able to successfully implement the tasks necessary to further expand our operations, our business, results of operations and financial results could be adversely affected. If we are not able to effectively expand our organization by hiring new employees and engaging additional consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our tests and, accordingly, may not achieve our research, development and commercialization goals.

We rely on third-party organizations and their sales representatives to market IDgenetix to healthcare providers, and these contracted sales representatives are outside our direct control.

Our sales force is primarily composed of multiple third-party contract sales organizations and a limited distributor network, and their respective sales account managers and field sales representatives. Our ability to retain existing customers for IDgenetix and to attract new customers may be dependent upon retaining these organizations and their sales representatives and, although our own employees are involved in monitoring these third parties, we have limited control over their activities. In addition, we face additional risks in our reliance on these third parties, including the following:

•

these organizations may not apply the expected financial resources or required expertise to successfully promote IDgenetix, or they may not invest in the continued development of a sales force and the related infrastructure at levels that ensure that sales of IDgenetix reach their full potential;

•	these organizations may not comply with applicable legal or regulatory requirements;

•	disputes may arise between us and these organizations that may adversely affect IDgenetix sales or profitability; and

•	certain of these organizations may enter into agreements with other parties that have products that could compete with IDgenetix.

In addition, we and these third-party organizations face intense competition for qualified sales personnel and our and their inability to hire or retain an adequate number of sales representatives could limit our ability to maintain or expand our business and increase sales. For example, our current contracted sales representatives are highly trained and experienced, with strong technical knowledge and an extensive understanding of physicians’ practices, and each representative has completed extensive in-house sales training programs, including training on applicable regulatory and compliance issues. There may be a limited pool of qualified sales representatives from which we and our third-party sales organizations may draw upon.

As our business grows, we expect to need to increase our contracted sales force and/or develop an internal sales force. Even if we are able to increase our contracted sales force or hire internal sales personnel, new sales personnel may not commit the necessary resources or provide sufficient high quality service and attention to our target customers to effectively market and sell IDgenetix testing services. If we are unable to maintain and expand our marketing and sales networks or if our contracted or internal sales personnel do not perform as expected, we may be unable to maintain or grow our existing business and our results of operations and financial condition will likely suffer accordingly.

We may need to raise additional capital after this offering and, if we cannot raise additional capital when needed, we may have to curtail or cease operations.

The proceeds of this offering may not be sufficient to fully fund our business and growth strategy. We estimate that our net proceeds from this offering will be approximately $52.2 million, based upon the assumed initial public offering price, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We believe that such proceeds, together with our existing cash and cash equivalents and anticipated future revenue, will be sufficient to fund our operations through at least the next 12 months. We may need to raise additional funds through public or private equity or debt financings, collaborations or licensing arrangements to continue to fund or expand our operations.

Our actual liquidity and capital funding requirements will depend on numerous factors, including:

•	the commercial success of IDgenetix;

•	our ability to maintain adequate coverage and reimbursement for our tests;

•	our ability to collect our accounts receivable;

•	the costs and timing of further expansion of our sales and marketing activities and research and development activities;

•	the degree to which we require additional sales, marketing and reimbursement personnel;

•	our need to finance capital expenditures and further expand our clinical laboratory operations;

•	our general and administrative expenses; and

•	the timing and results of any regulatory approvals that we are required to obtain for our tests.

Additional capital, if needed, may not be available on satisfactory terms, or at all. Furthermore, any additional capital raised through the sale of equity or equity-linked securities will dilute your ownership interest in us and may have an adverse effect on the price of our common stock. In addition, the terms of such financing may adversely affect your holdings or rights. Debt financing, if available, may include restrictive covenants, and, subject to limited exceptions, our existing credit facility prohibits us from incurring indebtedness without the prior written consent of the lender. To the extent that we raise additional funds through collaborations and licensing arrangements, it may be necessary to relinquish some rights to our technologies or grant licenses on terms that may not be favorable to us.

If we are not able to obtain adequate funding when needed, we may have to delay development programs or selling and marketing initiatives. In addition, we may have to work with collaboration partners on one or more of our tests or development programs, which could lower the economic value of those programs to our company.

We may be unable to adequately prevent disclosure of trade secrets, proprietary databases and algorithms and other proprietary information.

We rely on trade secrets to protect our proprietary technologies and databases, especially where we do not believe that patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We protect our proprietary rights through a variety of methods, including confidentiality agreements with our suppliers, employees, consultants, collaborators, researchers and others who may have access to proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy if unauthorized disclosure of confidential information occurs. In addition, others may independently discover our trade secrets and proprietary information and may independently develop substantially equivalent proprietary information. Further, we cannot be certain that the steps we have taken will prevent the misappropriation of our trade secrets and other confidential information. In addition, courts outside the United States may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive position.

If we were sued for patent infringement by third parties, we could incur significant costs and delays in commercializing our tests.

Our tests may conflict with patents that have been or may be granted to others. Our industry includes many organizations that have or are seeking to discern genetic biomarkers and develop genomic, proteomic and other technologies. To the extent any patents are issued or have been issued to those organizations, the risk increases that the sale of IDgenetix tests currently being marketed or under development may give rise to claims of patent infringement. Others may have filed and in the future are likely to file patent applications covering genes or proteins that are similar or identical to our tests. Because patent applications can take many years to issue and may be confidential for 18 months or more after filing, there may be currently pending third-party patent applications which may later result in issued patents that IDgenetix may infringe, or which such third parties claim are infringed by the use of IDgenetix. Any of these patent applications may have priority over any patent applications which we may file in the future and these entities or persons could bring legal proceedings against us seeking damages or seeking to enjoin us from testing or marketing our tests. Patent litigation is costly, and even if we prevail, the cost of such litigation could have a material adverse effect on us. If the other parties in any such actions are successful, in addition to any liability for damages, we could be required to cease the infringing activity or obtain a license, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. Any license required may not be available to us on commercially acceptable terms, if at all. Our failure to obtain a license to any technology that we may require to commercialize our tests could have a material adverse effect on our business. We believe that, in the future, there may be significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in this litigation, it could consume a substantial portion of our managerial and financial resources.

We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. For example, we are highly dependent on the operational and financial expertise of our executive officers, particularly our Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer and Chief Medical Officer, and on our clinical laboratory scientists and laboratory directors. The loss of the services of any of our executive officers or other key employees or the inability to find suitable replacements could potentially harm our business, prospects, financial condition or results of operations.

We conduct our operations at our facility in San Diego, California. This region is headquarters to many other biotechnology and diagnostic companies, pharmaceutical companies and academic and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all.

To induce valuable employees to remain with us, in addition to salary and cash incentives, we have provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

Many of the other companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They may also provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we can offer. If we are unable to continue to attract and retain high quality personnel, the rate and success at which we can discover, develop and commercialize product candidates will be limited.

The marketing, sale and use of IDgenetix could result in substantial damages arising from product liability or professional liability claims that exceed our resources.

The marketing, sale and use of IDgenetix could lead to product liability claims against us if someone were to allege that our test failed to perform as it was designed, or if someone were to misinterpret test results or improperly rely on them for clinical decisions. For example, IDgenetix testing could provide incorrect results which a patient or physician may rely upon. In addition, we may be subject to liability for errors in, a misunderstanding of, or inappropriate reliance upon, the information we provide as part of the results generated by IDgenetix. A product liability or professional liability claim could result in substantial damages and be costly and time-consuming for us to defend. Although we maintain product and professional liability insurance, our insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims or any judgments, fines or settlement costs arising out of any such claims. Any product liability or professional liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could harm our reputation, result in a stoppage of IDgenetix testing services or cause current customers or partners to terminate existing agreements and potential customers or partners to seek other PGx testing solutions, any of which could impact our results of operations.

Our employees, independent contractors (including sales representatives), consultants, strategic partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and misuse of proprietary information.

We are exposed to the risk that employees, independent contractors, consultants, commercial partners and vendors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent failures to: (1) comply with government regulations that are applicable to us; (2) comply with clinical laboratory standards we have established; (3) comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or (4) report financial information or data accurately, or disclose unauthorized activities to us. These laws and regulations may impact, among other things, our current as well as proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent misconduct, including fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. It is not always possible to identify and deter employee and other third-party misconduct. The precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any actions are instituted against us under these laws or regulations, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal and state healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

In addition, many of our employees, consultants and independent contractors were previously employed at or may have previously been or are currently providing consulting services to, other clinical laboratories or diagnostics companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that we or these consultants have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or their former or current customers. Further, we may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our tests. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Failure in our information technology, telephone or other systems could significantly disrupt our operations and adversely affect our business and financial condition.

Information technology and telephone systems are used extensively in virtually all aspects of our business, including laboratory testing, sales, billing, customer service, logistics and management of medical data. The success of our business depends on the ability to obtain, process, analyze, maintain and manage this data. Our management relies on our information systems because:

•	patient samples must be received, tracked and processed on a timely basis;

•	test results must be monitored and reported on a timely basis;

•	billing and collections for all customers must be managed efficiently and accurately;

•	third-party ancillary billing services require proper tracking and reporting;

•	pricing and other information related to IDgenetix is needed by our sales force and other personnel in a timely manner to conduct business;

•	centralized procurement and test inventory management systems are required for effective test inventory management;

•	regulatory compliance requires proper tracking and reporting; and

•	proper recordkeeping is required for operating our business, regulatory compliance, managing employee compensation and other personnel matters.

Our business, results of operations and financial condition may be adversely affected if, among other things:

•	our information technology, telephone or other systems are interrupted or fail for any extended length of time;

•	services relating to our information technology, telephone or other systems are not kept current;

•	our information technology, telephone or other systems become unable to support expanded operations and increased levels of business;

•	information is lost or unable to be restored or processed; or

•	information security is breached.

Our success depends, in part, on the continued and uninterrupted performance of our information technology, telephone and other systems, which are vulnerable to damage from a variety of sources, including telecommunications or network failures, computer viruses, natural disasters and physical or electronic break-ins. We are especially vulnerable to losses of patient information which could result in violations of federal and state privacy and security laws. Despite the precautionary measures we have taken to prevent breakdowns in our information technology and telephone systems, sustained or repeated system failures that interrupt our ability to process test orders, deliver test results or perform tests in a timely manner or that cause us to lose patient information could adversely affect our business, results of operations and financial condition.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and reputation.

In the ordinary course of our business, we and our third-party billing and collections provider collect and store sensitive data, including legally-protected health information, credit card information and personally identifiable information about our customers, payors, recipients and collaboration partners, including PGx test results. We also store sensitive intellectual property and other proprietary business information, including that of our customers, payors and collaboration partners. We manage and maintain our applications and data utilizing a combination of on-site systems, managed data center systems and cloud-based data center systems. These applications and data encompass a wide variety of business critical information, including research and development information, commercial information and business and financial information. We face four primary risks relative to protecting this critical information: loss of access risk, inappropriate disclosure risk, inappropriate modification risk, and the risk of our being unable to identify and audit our controls over the first three risks.

We are highly dependent on information technology networks and systems, including the Internet, to securely process, transmit and store this critical information. Security breaches of this infrastructure, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, can create system disruptions, shutdowns or unauthorized disclosure or modification of confidential information. The secure processing, storage, maintenance and transmission of this critical information is vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure, and that of our third-party billing and collections provider, may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other disruptions.

A security breach or privacy violation that leads to disclosure or modification of or prevents access to patient information, including personally identifiable information or protected health information, could harm our reputation, compel us to comply with federal and/or state breach notification laws, subject us to mandatory corrective action, require us to verify the correctness of database contents and otherwise subject us to liability under laws and regulations that protect personal data, resulting in increased costs or loss of revenue. If we are unable to prevent such security breaches or privacy violations or implement satisfactory remedial measures, our operations could be disrupted, and we may suffer loss of reputation, financial loss and other regulatory penalties because of lost or misappropriated information, including sensitive patient data. In addition, these breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above.

Any such breach or interruption could compromise our networks or those of our third-party billing and collections provider, and the information stored there could be inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such interruption in access, improper access, disclosure, modification of, or other loss of information could result in legal claims or proceedings, and liability under laws and regulations that protect the privacy and security of personal information, such as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and the regulations promulgated thereunder. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to perform tests, provide test results, bill payors or patients, process claims and appeals, provide customer assistance services, conduct research and development activities, develop and commercialize tests, collect, process and prepare company financial information, provide information about our tests, educate patients and clinicians about our service and manage the administrative aspects of our business, any of which could damage our reputation and adversely affect our business. Any such breach could also result in the compromise of our trade secrets and other proprietary information, which could adversely affect our competitive position.

In addition, the interpretation and application of consumer, health-related, privacy, security and data protection laws in the United States, Europe and elsewhere are often uncertain, contradictory and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business and our reputation. Complying with these various laws could cause us to incur substantial costs or require us to restructure our business practices and compliance procedures in a manner adverse to our business.

If technological innovations or other advances in medicine were to reduce the need to conduct diagnostic testing or allow our customers or other third parties to perform PGx testing services similar to ours, our business, prospects, results of operations and financial condition could be adversely affected.

Technological innovations or other advances in medicine that result in the creation of enhanced diagnostic tools may enable other clinical laboratories, hospitals, physicians or other healthcare providers to provide PGx testing services similar to ours in a more convenient, efficient or cost-effective manner than is currently possible. Advances in technology or medicine may also result in a cure or prophylactic treatment for some of the diseases on which we focus which could reduce or eliminate the need for our testing services. In addition, there are approved drugs and drugs in development that are not metabolized by the liver. PGx testing is less useful for patients taking such drugs. Any of these innovations would substantially reduce or eliminate our market opportunity and adversely affect our business, prospects, results of operations and financial condition.

The terms of our credit facility require us to meet certain operating and financial covenants and place restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.

In December 2014, we entered into a Third Amended and Restated Loan and Security Agreement with SVB which we refer to as the LSA. The LSA is secured by a lien covering the majority of our assets, subject to limited exceptions. As of the date hereof, we have drawn down $20.0 million in principal as a term loan. We are obligated to make monthly payments of interest only through March 31, 2015 and monthly payments of principal and interest from April 1, 2015 through the maturity date of September 1, 2017, assuming there is no default that results in acceleration of the debt.

The LSA contains customary affirmative and negative covenants, indemnification provisions and events of default. The affirmative covenants include, among others, covenants requiring us to maintain our legal existence and governmental approvals, deliver certain financial reports, maintain insurance and maintain minimum revenue requirements. The negative covenants include, among others, restrictions on transferring or licensing our assets, changing our business, incurring additional indebtedness, engaging in mergers or acquisitions, paying cash dividends or making other distributions, and creating other liens on our assets, in each case subject to customary exceptions. If we default under the LSA, SVB may accelerate all of our repayment obligations and take control of our pledged assets, potentially requiring us to renegotiate our agreement on terms less favorable to us or to immediately cease operations. Further, if we are liquidated, SVB’s right to repayment would be senior to the rights of the holders of our common shares to receive any proceeds from the liquidation. SVB could declare a default under the LSA upon the occurrence of any event that SVB interprets as a material adverse change as defined under the loan agreement, thereby requiring us to repay the loan immediately or to attempt to reverse the declaration of default through negotiation or litigation. Any declaration by SVB of an event of default could significantly harm our business and prospects and could cause the price of our common shares to decline. If we raise any additional debt financing, the terms of such additional debt could further restrict our operating and financial flexibility.

We use hazardous materials that require considerable expertise and expense for handling, storage or disposal and may result in claims against us.

We work with hazardous materials, including chemicals, biological agents and compounds, and human tissue, that could be dangerous to human health and safety or the environment. Our operations also produce hazardous and biohazardous waste products. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair business efforts. If we do not comply with applicable regulations, we may be subject to fines and penalties. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot assure you that this is the case or eliminate the risk of accidental contamination or injury from these materials. Our general liability insurance and/or workers’ compensation insurance policy may not cover damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or penalized with fines in an amount exceeding our resources, and our operations could be suspended or otherwise adversely affected.

Risks Relating to Regulatory and Compliance Matters

Our failure to comply with governmental payor regulations could result in our being excluded from participation in Medicare, Medicaid or other governmental payor programs, which would substantially decrease our revenue and adversely affect our results of operations and financial condition.

For the nine months ended September 30, 2014, 83% of our recognized diagnostic testing revenue has been derived from Medicare. The Medicare program is administered by the Centers for Medicare and Medicaid Services, or CMS, which, like the states that administer their respective state Medicaid programs, imposes extensive and detailed requirements on diagnostic services providers, including, but not limited to, rules that govern how we structure our relationships with physicians, how and when we submit reimbursement claims and how we provide IDgenetix testing services. Our failure to comply with applicable Medicare, Medicaid and other governmental payor rules could result in exclusion from participation in one or more governmental payor programs, our returning funds already paid to us, civil monetary penalties, criminal penalties and/or limitations on the operational function of our laboratory. If we were unable to receive reimbursement under a governmental payor program, a material portion of our revenue would decline, which could adversely affect our results of operations and financial condition.

Healthcare reform measures could hinder or prevent the commercial success of our diagnostic tests.

The pricing and reimbursement environment may change in the future and become more challenging as a result of any of several possible regulatory developments, including policies advanced by the U.S. government, new healthcare legislation or fiscal challenges faced by government health administration authorities. Specifically, there have been a number of legislative and regulatory proposals and initiatives to change the healthcare system in ways that could affect our ability to profitably sell any diagnostic products we may develop and commercialize. Some of these proposed and implemented reforms could result in reduced reimbursement rates for our diagnostic products from governmental agencies or other third-party payors, which would adversely affect our business strategy, operations and financial results.

The Patient Protection and Affordable Care Act of 2010 (as amended by the Health Care and Education Reconciliation Act of 2010), or ACA, made substantial changes to the current system for paying for healthcare in the United States. Beginning in 2013, certain medical device manufacturers were required to pay an excise tax in an amount equal to 2.3% of the price for which such manufacturer sells its medical devices that are listed with the FDA. Although the FDA has contended that clinical laboratory tests that are developed and validated by a laboratory for its own use, or LDTs, such as IDgenetix tests, are medical devices, has provided notice to Congress of its intent to phase out the discretion that the FDA has historically exercised not to regulate our tests, and has issued draft guidance documents with its draft oversight framework, none of our products are currently listed with the FDA. We cannot assure you that the tax will not be extended to services such as ours in the future.

Other significant measures contained in the ACA include, for example, coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures, initiatives to revise Medicare payment methodologies, such as bundling of payments across the continuum of care by providers and physicians, and initiatives to promote quality indicators in payment methodologies. In addition, the ACA establishes an Independent Payment Advisory Board, or IPAB, to reduce the per capita rate of growth in Medicare spending. The IPAB has broad discretion to propose policies to control healthcare expenditures for consideration by Congress. If Congress fails to act on such proposal(s) and does not pass alternative legislation achieving similar savings, the Secretary of the U.S. Department of Health and Human Services is required to implement the IPAB’s proposal(s). IPAB proposals may have a negative impact on payment rates for services, including IDgenetix tests.

In addition to the ACA, other recent legislative changes have been proposed and adopted in the United States since the ACA was enacted. Recent legislative changes specific to coverage and reimbursement of laboratory tests are addressed under the heading “—Risks Related to Billing and Reimbursement—Changes in laws, regulations, payor policies or contracting arrangements with payors may adversely affect coverage or reimbursement for IDgenetix, which may decrease our revenue and adversely affect our results of operations and financial condition.” Healthcare legislative reforms affecting providers generally include the Budget Control Act of 2011, which, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. On April 1, 2013, the cuts to the federal budget resulting from sequestration were implemented, requiring a 2% cut in Medicare payment for all services, including our diagnostic tests. These cuts will remain in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to providers such as hospitals, imaging centers and cancer treatment centers, and increased the government’s statutory recovery period for overpayments to providers from three to five years. Congress is also considering major changes to the way in which Medicare pays for services under the Physician Fee Schedule.

Federal budgetary limitations and changes in healthcare policy, such as the creation of broad limits for diagnostic products could substantially diminish the sale, or inhibit the utilization, of future diagnostic tests, increase costs, divert management’s attention and adversely affect our ability to generate revenue and achieve profitability. Additionally, on several occasions, Congress has considered imposing a 20% co-insurance amount for clinical laboratory services, which would require beneficiaries to pay a significant portion of the cost of their clinical laboratory testing. Although that requirement has not been enacted at this time, Congress could decide to impose such an obligation at some point in the future, which would make it more difficult for us to collect adequate reimbursement for, and increase use of, our diagnostic test.

Additional recent legislative and regulatory changes that are specific to coverage and reimbursement of laboratory tests are addressed under the heading “Risks Related to Billing and Reimbursement.” These laboratory-specific changes as well as the above and other non-laboratory specific changes in laws, regulations, payor policies or contracting arrangements with payors may adversely affect coverage or reimbursement for IDgenetix, which may decrease our revenue and adversely affect our results of operations and financial condition.

We conduct business in a heavily regulated industry, and changes in regulations or violations of regulations may, directly or indirectly, reduce our revenue, adversely affect our results of operations and financial condition and harm our business.

The clinical laboratory testing industry is highly regulated, and there can be no assurance that the regulatory environment in which we operate will not change significantly and adversely to us in the future. Areas of the regulatory environment that may affect our ability to conduct business include, without limitation:

•	federal and state laws applicable to test ordering, documentation of tests ordered, billing practices and claims payment and/or regulatory agencies enforcing those laws and regulations;

•	federal and state laboratory anti-mark-up laws;

•	coverage and reimbursement levels by Medicare, Medicaid, other governmental payors and private insurers;

•	restrictions on coverage of and reimbursement for IDgenetix tests;

•	federal and state laws governing laboratory testing, including the Clinical Laboratory Improvement Amendments of 1988, or CLIA, and state licensing laws;

•	federal and state laws governing the development, use and distribution of diagnostic medical devices and laboratory developed tests;

•	federal, state and local laws governing the handling and disposal of medical and hazardous waste; and

•	Occupational Safety and Health Administration, or OSHA, rules and regulations.

These laws and regulations are extremely complex and in many instances there are no significant regulatory or judicial interpretations of these laws and regulations. While we believe that we are currently in material compliance with applicable laws and regulations, a determination that we have violated these laws, or the public announcement that we are being investigated for possible violations of these laws, would adversely affect our business, prospects, results of operations and financial condition. In addition, a significant change in any of these laws may require us to change our business model in order to maintain compliance with these laws, which could reduce our revenue or increase our costs and adversely affect our business, prospects, results of operations and financial condition.

If we fail to comply with federal and state healthcare regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

Our business operations and activities are directly, or indirectly, subject to certain healthcare laws and regulations promulgated by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or for recommending or arranging for the purchase, lease or order of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. Under the broad sweep of the Anti-Kickback Statute, even commonplace activities such as a laboratory paying non-employee sales representatives to generate business from physician practices, could be viewed as prohibited remuneration to the sales representatives in exchange for their recommending or arranging for the purchase, by the physician practices, of laboratory services reimbursable by a federal healthcare program. We contract with marketing companies that have marketing representatives who promote our laboratory tests directly to physician practices. We pay commissions to these contracted marketing companies. There are “safe harbors” under the federal Anti-Kickback Statute that could potentially protect a laboratory’s marketing arrangements; however, the safe harbors would require, among other things, either that any commission-based marketing representatives be employed by the laboratory, or that any marketing company hired by the laboratory be paid a fixed, annual amount, rather than on a commission basis. Because we pay marketing companies on a commission basis, our arrangements do not fit within a safe harbor. While that does not make the marketing arrangements unlawful per se under the Anti-Kickback Statute, it does mean they could be subject to scrutiny and even prosecution, if an enforcement agency believed an unlawful intent were present. A number of court cases have determined that paying commission-based compensation to independent contractor marketers can violate the Anti-Kickback Statute. The Office of Inspector General has also issued unfavorable advisory opinions regarding such compensation arrangements. We have taken steps to reduce this risk, such as contracting not only with the marketing companies, but also with their individual marketers, providing the marketers with scripts to follow, prohibiting them from providing remuneration to physicians and bringing the marketers to our office in San Diego for compliance training which we conduct. All of these steps help to establish a level of control that arguably is similar to that which we would have over an employee. However, this does not bring the arrangement into the employment safe harbor, and there can be no assurance that these arrangements will not be scrutinized and prosecuted under the Anti-Kickback Statute;

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the Stark Law, which prohibits, among other things, physicians who have a financial relationship, including an investment, ownership or compensation relationship with an entity, from referring Medicare patients to that entity for designated health services, which include clinical laboratory services, unless an exception applies. Similarly, entities may not bill Medicare or any other party for services furnished pursuant to a prohibited referral. Recent case law has extended the Stark law’s prohibition to referrals of Medicaid patients as well. Unlike the federal Anti-Kickback Statute, the Stark Law is a strict liability statute, meaning that all of the requirements of a Stark Law exception must be met in order for referrals to an entity by a physician with a financial relationship with the entity to be compliant with the law. Under the Stark Law, any financial relationship of a physician’s immediate family members is also attributed to the physician. There is no Stark Law exception that would protect physicians’ (or their immediate family members’) ownership in us, and hence the Stark Law would be violated if any physician orders Medicare-covered tests from us, if that physician or an immediate family member of that physician owns any shares of our common stock. Certain state laws have corresponding provisions. For example, in California, physicians who own our shares (or have immediate family members who own our shares) will be prohibited from referring any testing to us, not just Medicare testing. While we intend to notify physicians of these referral prohibitions and require them to certify that neither they nor their immediate family members have a prohibited ownership interest in our company, we cannot assure you that these efforts will be entirely successful in preventing violations of the Stark Law, or similar self-referral state laws;

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federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from “knowingly” presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other governmental third-party payors that are false or fraudulent, “knowingly” making a false statement material to an obligation to pay or transmit money to the federal government or “knowingly” concealing or “knowingly” and improperly avoiding or decreasing an obligation to pay money to the federal government, apply to clinical laboratories that submit claims to Medicare and other federal healthcare programs; the federal government may assert that a claim, including items or services resulting from a violation of the federal Anti-Kickback Statute or the Stark Law, constitutes a false or fraudulent claim for purposes of the federal False Claims Act (“knowingly” is defined under the false Claims Act as acting with actual knowledge, reckless disregard or deliberate ignorance);

•	federal and state laws, including HIPAA and HITECH, addressing health information practices, patient privacy and electronic data security;

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federal and state laws governing the certification and licensing of clinical laboratories, including operational, personnel and quality requirements designed to ensure that testing services are accurate and timely, and federal and state laws governing the health and safety of clinical laboratory employees;

•	federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

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state law equivalents of each of the above federal laws, such as anti-kickback, self-referral, false claims, consumer protection and unfair competition laws which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers; state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers; state laws that require device manufacturers to file reports with states regarding marketing information, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities (compliance with such requirements may require investment in infrastructure to ensure that tracking is performed properly, and some of these laws result in the public disclosure of various types of payments and relationships, which could potentially have a negative effect on our business and/or increase enforcement scrutiny of our activities); and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, with differing effects. In particular, state anti-kickback laws and self-referral laws may be more restrictive than their federal counterparts. For example, the anti-kickback laws in the states of Florida and New York may be more restrictive than the federal Anti-Kickback Statute with respect to compensation paid to independent contractor marketers;

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the provisions of the federal Civil Monetary Penalties Law, which prohibit the offering or giving of remuneration to a Medicare or Medicaid beneficiary, including the provision of free items and services, that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of items or services reimbursable by a Federal or state governmental program. Medicare currently does not cover and reimburse us for every gene included in our IDgenetix tests, and we do not generally bill the beneficiary for these non-covered tests. While we have worked to structure these arrangements to comply with the Civil Monetary Penalties Law, regulatory agencies may nonetheless view these transactions as prohibited arrangements that must be restructured, or discontinued, or which we could be subject to other significant penalties. Violations could lead to civil money penalties of up to $10,000 for each wrongful act, assessment of three times the amount claimed for each item or service and exclusion from the governmental healthcare programs, and civil or criminal exposure under the federal Anti-Kickback Statute, any of which could adversely affect our reputation, business, results of operations and financial condition; and

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the Physician Payment Sunshine Act, subject to specific exceptions, requires drug and medical device manufacturers to disclose to HHS any direct or indirect payments that they make to physicians or any direct ownership interests that physicians or their immediate family members hold in them. While we do not believe we are currently subject to the requirements of the Sunshine Act, if we are subject to the Act in the future and we fail to meet the its reporting requirements, civil monetary penalties may be imposed on us.

In addition, the approval and commercialization of any of our tests outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws and the U.S.’s Foreign Corrupt Practices Act.

Our efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. Effective upon the closing of this offering, we will adopt a code of business conduct and ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under such laws, it is possible that some of our business activities, including our relationships with physicians and other healthcare providers, our sales and marketing efforts and our billing and claims processing practices could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the laws described above or any other laws and regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and our results of operations.

Failure to comply with state and federal laws and regulations affecting the transmission, security and privacy of health information could result in significant penalties.

There are currently numerous federal and state laws addressing health information practices, patient privacy and electronic data security that apply to us. These laws require us to acquire, implement and maintain expensive computer systems, employee training programs and business procedures to protect the privacy and security of each patient’s health information. These laws have had and are expected to continue to have a considerable financial impact on the healthcare industry because they impose extensive requirements and restrictions on the use and disclosure of individually identifiable patient information.

Such laws, including HIPAA and HITECH, require us to comply with standards for the use and disclosure of individually identifiable health information, also called “protected health information” or “PHI,” within our company and with third parties. Regulations issued under HIPAA and HITECH establish a set of national privacy and security standards for the protection of PHI by health plans, healthcare clearinghouses and certain healthcare providers, referred to as “covered entities,” and contractors who provide services to covered entities involving the use of PHI, called “business associates.”

The HIPAA Privacy Standards establish standards for the use and disclosure of PHI, and for patients’ rights with respect to their health information. In general, the Privacy Standards preclude us from using or disclosing patient identifiable laboratory data without patient authorization, except to provide treatment, obtain payment for services we provide, and to conduct our own healthcare operations (as defined by HIPAA). The Privacy Standards also require us to afford patients certain rights with respect to health information about them.

The HIPAA Security Standards create standards for safeguarding health information. These standards require us to adopt administrative, technical and physical measures to ensure the confidentiality, integrity and availability of electronic PHI.

HIPAA also established standards, called the HIPAA Transaction Standards, for common payment-related electronic transactions among health care providers and health plans, including claims for payment by a provider, inquiries from a health care provider to a health plan concerning an individual’s eligibility for benefits under the plan, and inquiries from a health care provider to a health plan concerning the status of a claim for payment. The standards prescribe the format and content of these and other electronic transactions. Covered entities, such as healthcare providers, are required to conform to these transaction standards.

HITECH established additional standards, the Data Breach Notification Standards, which require covered entities to report certain breaches of the privacy or security of PHI to the Secretary of the U.S. Department of Health and Human Services, or HHS, the affected individual, and in some cases also the press.

As a health care provider, we are a covered entity under HIPAA, and are required to comply with the HIPAA Privacy Standards, the Security Standards, the Transaction Standards and the Data Breach Notification Standards. Failure to do so can result in substantial civil and criminal penalties, as well as costs of investigating breaches, providing required notification, and undertaking other mitigation. HIPAA has a tiered system of money penalties, based on the degree of negligence or willfulness of the breach, and whether or not it was timely corrected. Possible penalties range up to $50,000 for each violation, subject to a $1.5 million maximum for identical violations during a calendar year. Criminal penalties may be imposed on any person who knowingly obtains or discloses PHI in violation of HIPAA. The penalties depend on intent; violations committed with intent to sell, transfer, or use the information for commercial advantage, personal gain, or malicious harm, carry the largest penalties—fines up to $250,000, imprisonment up to 10 years, or both.

The Office for Civil Rights of HHS, which enforces the HIPAA regulations, has been taking an increasingly rigorous approach to enforcement, and sometimes imposes penalties or settlements in excess of one million dollars.

While HIPAA does not afford a right of action to individuals whose privacy rights have been violated, the laws of some states do, and data breaches may result in suits under state law to recover damages on behalf of individuals whose health information is affected. Such suits could result in material costs and damages.

The HIPAA Privacy and Security Standards establish a complex regulatory framework on a variety of subjects, including but not limited to:

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the circumstances under which uses and disclosures of PHI are permitted or required without a specific authorization by the patient, including but not limited to treatment purposes, activities to obtain payment for services and healthcare operations activities;

•	a patient’s rights with respect to health information, including the rights to access and amend health information, and to receive an accounting of certain disclosures of PHI;

•	the content of notices of privacy practices for PHI, which most covered entities are required to provide to patients; and

•	administrative, technical and physical safeguards required of covered entities that use or receive electronic PHI.

HIPAA requires healthcare providers like us to develop and maintain policies and procedures with respect to the use and disclosure of protected health information, including privacy policies and procedures, and administrative, physical and technical safeguards to protect such information. We have implemented policies and procedures related to compliance with HIPAA and HITECH and their implementing regulations.

In addition to creating a notification requirement for breaches of health information, HITECH further restricted certain uses and disclosures of PHI (such as the sale of PHI and use of PHI for marketing), and strengthened provisions for enforcement of HIPAA violations. Regulations issued in 2013 – referred to as the HITECH Omnibus Rule – modified the breach reporting standard in a manner that will likely make more data security incidents qualify as reportable breaches, as a breach is now presumed where there is an acquisition, access, use or disclosure not otherwise permitted, unless the covered entity can demonstrate that there is a low probability that the protected health information was compromised, based on a risk assessment. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney fees and costs associated with pursuing federal civil actions. On February 6, 2014, CMS issued a final rule amending CLIA and HIPAA regulations to provide individuals with the right to access test reports directly from laboratories. The HITECH Omnibus Rule and subsequent regulations indicate that the laws governing transmission, privacy and security of health information are complex and evolving.

The HIPAA Privacy and Security Standards establish a uniform federal “floor” and do not supersede state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing PHI. As a result, we are required to comply with both HIPAA privacy and security regulations and varying state privacy and security laws.

In addition, more stringent federal and state privacy regulations apply to certain categories of information that we either handle, or plan to handle, as part of our operations, including information concerning treatment for alcohol and drug abuse, mental health information, genetic information, HIV information and information related to research. We are required to comply with any regulations that apply a more stringent standard to the use or disclosure of such information.

Any liability from a failure to comply with the requirements of HIPAA, HITECH or comparable state privacy and security laws could adversely affect our financial condition and if we do not comply with existing or new federal or state laws and regulations related to patient health information, we could be subject to criminal or civil sanctions. The costs of complying with privacy and security related legal and regulatory requirements are burdensome and could have a material adverse effect on our business. In addition, the recent regulations, as modified, will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us, as well as our clients. We are unable to predict what changes to the HIPAA Privacy Standards and Security Standards or other applicable federal or state privacy laws might be made in the future or how those changes could affect our business. Any new legislation or regulation in the area of privacy and security of personal information, including PHI, could also adversely affect our business operations.

Our business could be harmed from the loss or suspension of a license or imposition of a fine or penalties under, or future changes in, the law or regulations of the Clinical Laboratory Improvement Amendments of 1988, or those of other state or local agencies.

We are subject to CLIA, which is administered by CMS and extends federal oversight to virtually all clinical laboratories by requiring that they be certified by the federal government or by a federally-approved accreditation agency. CLIA is designed to ensure the quality and reliability of clinical laboratories by, among other things, mandating specific standards in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management, quality control, quality assurance and inspections. Laboratories must undergo on-site surveys by the Federal CLIA program at least every two years or accreditation by a private CMS approved accrediting agency such as the College of American Pathologists, among others. The sanction for failure to comply with CLIA requirements may be suspension, revocation or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business, as well as significant fines criminal penalties, expanded regulatory monitoring, and/or cancelled or suspended Medicare payments.

We are also subject to regulation of laboratory operations under state clinical laboratory laws of California, where our facility is located, and of certain other states, from where we accept specimens. State clinical laboratory laws may require that laboratories and/or laboratory personnel meet certain qualifications, specify certain quality controls or require maintenance of certain records. For example, California requires that we maintain a license to conduct testing in California, and California law establishes standards for our day-to-day laboratory operations, including the training and skill required of laboratory personnel and quality control. In some respects, notably with respect to qualifications of testing personnel, California’s clinical laboratory laws impose more rigorous standards than does CLIA. Certain other states, including Florida, Maryland, New York and Pennsylvania, require that we hold licenses to test specimens from patients residing in those states, and additional states may require similar licenses in the future. Potential sanctions for violation of these statutes and regulations include significant fines and the suspension or loss of various licenses, certificates and authorizations, which could adversely affect our business and results of operations.

Our products are currently subject to the FDA’s exercise of enforcement discretion, and we could incur substantial costs and delays associated with meeting requirements for premarket clearance or approval or experience decreased demand or reimbursement for our products if the FDA’s enforcement policies change.

The U.S. Food and Drug Administration, or FDA, regulates the sale and distribution in interstate commerce of products classified as medical devices under the Federal Food, Drug, and Cosmetic Act, or FDCA, including in vitro diagnostic, or IVD, devices such as IDgenetix tests. Generally, medical devices must undergo premarket review by the FDA, either through clearance of a 510(k) premarket notification or approval of a premarket approval application, or PMA, which can be a lengthy, expensive and uncertain process. However, the FDA has historically exercised enforcement discretion with respect to IVD tests that are developed by a single laboratory for its own use, called laboratory developed tests, or LDTs, which are therefore not subject to FDA regulation or premarket review. See “Business—Governmental Regulation.” We believe that our products all qualify as LDTs, which are currently subject to the FDA’s exercise of enforcement discretion. As a result, we believe our products are exempt from regulation under current FDA enforcement policies.

CLIA presently requires us to establish that our LDTs accurately identify the specific genes, proteins and other substances that they purport to identify. Regulation by the FDA would be expected to require us to also establish that our LDTs have the clinical significance in terms of patient care that we hold them out as having through our marketing activities. On July 31, 2014, the FDA notified Congress of its intent to modify, in a risk-based manner, its policy of enforcement discretion with respect to LDTs, and on October 3, 2014, the FDA published two draft guidances setting out that proposed framework. Our IDgenetix tests may, therefore, become subject to the FDA’s enforcement of its medical device regulatory requirements, including the requirement for premarket clearance or approval. While the FDA has proposed that devices that are already in use at the time the FDA initiates enforcement of the premarket review requirements will be permitted to remain in use – pending the FDA’s review and consideration of the premarket submission – so long as a premarket submission is timely made, we may nevertheless be required to cease commercial sales of our products and conduct additional clinical testing prior to making submissions to the FDA to obtain premarket clearance or approval. While it may take many months for the FDA to review comments on these future draft guidances and finalize the guidances for enforcement, we cannot predict the ultimate timing or form of any such regulation of LDTs and the potential impact on our existing products, our products in development or the materials used in our products.

The FDA has issued other draft guidance documents that may impact our products or our future products if they were to become subject to FDA regulation, including draft guidance on mobile medical applications and final guidance on in vitro companion diagnostic devices. We cannot predict the potential impact of these guidance documents on our existing products, our products in development or the materials used in our products. We expect that new legislative proposals regarding the FDA’s oversight of LDTs will continue to be introduced from time to time. The uncertainty regarding the status of LDTs under FDA regulation may negatively impact the willingness of third parties to supply us with necessary reagents and testing devices or promote our tests and may ultimately require us to seek 510(k) clearance or PMA approval for our existing products and products under development. It is also possible that the FDA might require our suppliers of reagents and testing devices to obtain approvals or additional approvals for their products, thereby making those products unavailable to us, or interfering with their availability, and potentially interfering with our ability to perform testing.

While we qualify all materials used in our products in accordance with CLIA regulations and guidelines, the FDA could promulgate regulations or guidance documents impacting our ability to purchase materials necessary for the performance of our products. Should any of the reagents we obtain from suppliers and use in our products be affected by future regulatory actions, our business could be adversely affected, including by increasing the cost of testing or delaying, limiting or prohibiting the purchase of reagents necessary to perform testing with our products.

We cannot provide any assurance that FDA regulation, including premarket review, will not be required in the future for our products, whether through finalization of the draft guidances issued by the FDA, new enforcement policies adopted by the FDA or new legislation enacted by Congress. Such guidance, enforcement policies or legislation may result in increased regulatory burdens, including a requirement to obtain clearance or approval to market our products. Depending on their intended use, some or all of our products may be categorized as “high risk” by the FDA, which could require us to seek premarket review for some or all of our products in order to distribute them commercially. This could affect our ability to continue marketing our products and to develop and introduce new products.

If premarket review is required for some or all of our products, our business could be negatively impacted until clearance or approval to market our products is obtained, and the FDA could require that we stop selling our products pending clearance or approval. Even if our products are allowed to remain on the market prior to completion of premarket review, orders or reimbursement may decline if there is uncertainty about our products, if we are required to label our products as investigational by the FDA and to offer them only for investigational purposes, or if the labeling claims the FDA allows us to make are very limited. The premarket review process may involve, among other things, successfully completing additional clinical trials and submitting a 510(k) or PMA to the FDA. If we are required to conduct premarket clinical trials, whether using prospectively acquired samples or archival samples, delays in the commencement or completion of clinical testing could significantly increase our product development costs, delay commercialization of any future products and interrupt sales of our current products. Many of the factors that may cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to delay or denial of regulatory clearance or approval. The commencement of clinical trials may be delayed due to insufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the clinical trial. If premarket review is required by the FDA, there can be no assurance that our products will be cleared or approved on a timely basis, if at all, nor can there be any assurance that any cleared or approved labeling claims will be consistent with our current claims or adequate to support continued adoption of and reimbursement for our products. As a result, we could experience significantly increased development costs and a delay in generating additional revenue from our products, or from other products now in development, which could adversely affect our business, financial condition and results of operations.

The FDA requires medical device manufacturers to comply with, among other things, current good manufacturing practices for medical devices, known as the Quality System Regulation, which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process; the medical device reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; labeling regulations, including the FDA’s general prohibition against promoting products for unapproved or “off-label” uses; and the reports of corrections and removals regulation, which requires manufacturers to report to the FDA if a device correction or removal was initiated to reduce a risk to health posed by the device or to remedy a violation of the FDCA caused by the device which may present a risk to health.

Even if we were able to obtain FDA clearance or approval for one or more of our products, if required, a product may be subject to limitations on the indications for which it may be marketed or to other regulatory conditions. In addition, such clearance or approval may contain requirements for costly post-market testing and surveillance to monitor the safety or effectiveness of the product. The FDA has broad post-market enforcement powers, and if unanticipated problems with our products arise, or if we or our suppliers fail to comply with regulatory requirements following FDA clearance or approval, we may become subject to enforcement actions such as:

•	restrictions on manufacturing processes;

•	restrictions on product marketing;

•	untitled or warning letters;

•	withdrawal or recall of products from the market;

•	refusal to approve pending PMAs or PMA supplements to approved PMAs or to clear pending 510(k)s that we submit;

•	fines, restitution or disgorgement of profits or revenue;

•	suspension or withdrawal of regulatory clearances or approvals;

•	limitation on, or refusal to permit, import or export of our products;

•	product seizures;

•	injunctions; or

•	imposition of civil or criminal penalties.

Until the FDA finalizes a new oversight framework, we will continue to market our products under the FDA’s exercise of enforcement discretion for LDTs. We do not currently have an FDA submission in process for any of our products, and we may be unable to compile and submit any required validation and other data to the FDA in the necessary timeframe to successfully obtain FDA clearance for these products if and when a final FDA oversight framework is put into effect.

Failure to comply with the requirements of the FDA or any other regulatory authority may subject us to administrative or judicial sanctions.

Even under the FDA’s current exercise of enforcement discretion for LDTs, the FDA is empowered to impose sanctions for violations of the FDCA and FDA’s implementing regulations, including warning letters, civil and criminal penalties, injunctions, product seizure or recall, import bans, restrictions on the conduct of our operations, and total or partial suspension of production. Any of the aforementioned sanctions could cause reputational damage, undermine our ability to maintain and increase our revenue and harm our business, financial condition and results of operations. In particular, if we or the FDA discover that any of our IVD products have defects that call into question the accuracy of their results, we may be required to undertake a re-test of all results and analyses provided during the period relevant to the defect, or recall the affected products. The direct costs incurred in connection with such a recall in terms of management time, administrative and legal expenses and lost revenue, together with the indirect costs to our reputation could harm our business, financial condition and results of operations, and our ability to execute our business strategy. See “—Risks Relating to Our Business—If our tests do not perform as expected, our operating results, reputation and business will suffer.” While we believe that we are currently in material compliance with applicable laws and regulations, the FDA or other regulatory agencies may not agree, and a determination that we have violated these laws or a public announcement that we are being investigated for possible violations of these laws could adversely affect our business, financial condition, results of operations and prospects.

We may be subject to fines, penalties, licensure requirements or legal liability, if it is determined that through our IDgenetix reports and analysis we are practicing medicine without a license.

IDgenetix reports and analysis delivered to healthcare providers include information regarding FDA-approved therapies that healthcare providers may use in making treatment decisions for patients. We make members of our organization available to discuss the information provided in the reports and analysis. State laws prohibit the practice of medicine without a license. Our customer service representatives provide support to our customers, including assistance in interpreting the IDgenetix report and analysis results. A governmental authority or individual actor could allege that the identification of available therapies in our reports and analysis and the related customer service we provide constitute the practice of medicine. A state may seek to have us discontinue the inclusion of certain aspects of our reports or the related services we provide or subject us to fine, penalties or licensure requirements. Any determination that we are practicing medicine without a license may result in significant liability to us.

The FDA, FTC and other regulatory agencies strictly regulate the promotional claims that may be made about medical devices. If we are found to have made false or misleading claims about our products, or otherwise to have violated promotion or advertising restrictions, we may become subject to significant fines and other liabilities.

The FDA prohibits the dissemination of false or misleading claims regarding medical devices and the promotion of them for uses outside the product’s FDA-cleared labeling in any physician- or patient-directed material. The U.S. government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label activities. The FDA has also required companies to enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

Although we market IDgenetix tests without 510(k) clearance pursuant to the FDA’s exercise of enforcement discretion for LDTs, the tests produce a report categorizing the FDA-approved therapies best-suited for the individual patient, which, in some cases, may not be approved for the patient’s disease or condition. If the FDA determines that we are engaging in off-label promotion by providing information regarding unapproved therapies, even though IDgenetix tests are not FDA-cleared products, we may be subject to civil or criminal fines or other enforcement action.

In addition, certain laws feature incentives that encourage competitors, employees and physicians to report potential violations of the rules governing medical product promotion. These incentives could lead to so-called whistleblower lawsuits in which such persons seek to collect a portion of the monies allegedly overbilled to government agencies due to, for example, promotion of medical devices beyond the cleared label claims. These incentives could also lead to allegations that we have mischaracterized a competitor’s product in the marketplace and, as a result, we could be sued for alleged damages to our competitors. Such lawsuits, regardless of merit, are typically time-consuming and costly to defend. They may also result in related shareholder lawsuits, which are also costly to defend.

If we fail to perform our services in accordance with contractual requirements, regulatory standards and ethical considerations, we could be subject to significant costs or liability and our reputation could be harmed.

We contract with biopharmaceutical companies to perform services based upon our genetic testing platform to assist them in bringing new drugs to market. Such services are subject to contractual requirements, regulatory standards and ethical considerations. For example, we must adhere to applicable regulatory requirements such as the FDA current Good Laboratory Practice regulations. If we fail to perform our services in accordance with these requirements, regulatory agencies may take action against us or our customers. Such actions may include sanctions such as injunctions or failure of such regulatory authorities to grant marketing approval of products, imposition of clinical holds or delays, suspension or withdrawal of approvals, rejection of data collected in the clinical studies, license revocation, product seizures or recalls, operational restrictions, civil or criminal penalties or prosecutions, damages or fines. Customers may also bring claims against us for breach of our contractual obligations, and subjects in the clinical trials and subjects taking drugs approved on the basis of those trials may bring personal injury claims against us. Additionally, there is a risk that actions by regulatory authorities, if they result in significant inspectional observations or other measures, could harm our reputation and cause customers not to award us future contracts or to cancel existing contracts. Any such action could have a material adverse effect on our business, financial condition, results of operations or reputation.

Risks Related to Billing and Reimbursement

Billing complexities associated with obtaining payment or reimbursement for our tests may negatively affect our revenue, cash flow and profitability.

Substantially all of our current revenue is derived from IDgenetix for which we bill on a fee-for-service basis, including reimbursements by third-party payors, such as Medicare, Medicaid and other governmental payor programs, hospitals, private insurance plans and managed care organizations and direct payments from individual patients. Billing for PGx testing services is generally highly complex. We currently outsource our billing operations to a third-party provider that specializes in billing solutions for clinical laboratories and other healthcare organizations. We also staff a small internal billing department that works closely with our third-party provider to ensure accuracy of billing, timely collections, and resolution of appeals and billing discrepancies.

Depending on our billing arrangement with each third-party payor and applicable law, we are often obligated to bill in the specific manner prescribed by the various payors, each of which may have different requirements. Among the potential factors complicating our billing of third-party payors are:

•	disputes among payors regarding which party is responsible for payment;

•	disparity in coverage among various payors;

•	different process, information and billing requirements among payors; and

•	incorrect or missing billing information.

We also face risks in our collection efforts, including potential write-offs of doubtful accounts and long collection cycles for accounts receivable.

Additionally, from time to time, payors change processes that may affect timely payment. These changes may result in uneven cash flow or impact the timing of revenue recognized with these payors. With respect to payments received from governmental programs, factors such as a prolonged government shutdown could cause significant regulatory delays or could result in attempts to reduce payments made to us by government healthcare programs. These billing complexities, and the related uncertainty in obtaining payment for IDgenetix testing services, could negatively affect our revenue, cash flow and profitability. In addition, increases in write-offs of doubtful accounts, delays in receiving payments or potential retroactive adjustments and penalties resulting from audits by payors could adversely affect our business, results of operations and financial condition.

Changes in laws, regulations, payor policies or contracting arrangements with payors may adversely affect coverage or reimbursement for IDgenetix testing services, which may decrease our revenue and adversely affect our results of operations and financial condition.

Governmental payors, as well as private insurers, and other private payors have implemented and will continue to implement measures to control the cost, utilization and delivery of healthcare services, including laboratory services. Congress has from time to time considered and implemented changes to laws and regulations governing healthcare service providers, including specialized diagnostic service providers. These changes have adversely affected and may in the future adversely affect coverage for laboratory services, including the PGx testing services we provide. We also believe that healthcare professionals will not use IDgenetix if third-party payors do not provide adequate coverage and reimbursement for them.

Reimbursement to healthcare providers, such as specialized diagnostic service providers like us, is subject to continuing change in policies by governmental payors, such as Medicare and Medicaid, private insurers, including managed care organizations, and other private payors, such as hospitals and private medical groups.

As a Medicare-participating laboratory based in California, we bill Noridian Healthcare Solutions, or Noridian, the Medicare Administrative Contractor, or MAC, for California, and are subject to Noridian’s local coverage and reimbursement policies. Effective July 2014, Noridian no longer covers and reimburses us for CYP1A2 testing, which negatively affects our future revenue and gross margin. This change in coverage decreased our average Medicare reimbursement rate per sample from approximately $1,000 to $1,100 to approximately $720 to $780.

In addition, in August 2014, Noridian issued a draft local coverage determination, or LCD, that proposes to revise coverage and impose policy limits related to genetic testing, including testing for the CYP2D6 and CYP2C19 enzymes which are part of our IDgenetix tests. The draft LCD would impact all three therapeutic areas in which we currently offer testing (cardiovascular disease, neuropsychiatric disorders and pain) as well as those therapeutic areas we intend to expand in (neurology and rheumatology). The draft LCD is similar to the LCDs of two other MACs (Palmetto GBA and CGS Administrators) that already restrict coverage of the CYP2D6 and CPY2C19 enzymes to only certain patients with depression who are initiating therapy with one of three specified medications (for CYP2D6) and patients with acute coronary syndrome (ACS) undergoing percutaneous coronary interventions (PCI) who are initiating or reinitiating Plavix therapy (for CPY2C19). Palmetto and CGS currently consider all other clinical indications as investigational at this time. Noridian’s draft LCD, if finalized, would adopt the same coverage criteria. The draft LCD was subject to a 60-day comment period beginning on September 3, 2014 and ending on November 3, 2014. If the proposed LCD as currently drafted is finalized, it would limit coverage of CPY2D6 and CYP2C19 testing, which would impact all three therapeutic areas in which our IDgenetix tests are offered and adversely affect our business. We currently have plans in place that we expect may mitigate some of the expected impacts of this proposed LCD on our business, primarily through re-configuring our IDgenetix tests to harmonize with the LCD in a manner consistent with approaches by other industry providers. With the projected implementation of these plans, and based upon the historical ordering patterns of our customers, we expect that our average Medicare reimbursement per sample will decrease to approximately $600 to $620 if the LCD is implemented as drafted.

Palmetto GBA, the current MAC for North Carolina, South Carolina, Virginia and West Virginia and the former MAC for California, developed the Molecular Diagnostic Services Program, or MolDX, in 2011. As part of this program, Palmetto issued a Molecular Test Panel Edit Alert in November 2014 which announced that laboratories performing test panels in affected jurisdictions should start to register each panel, obtain a unique MolDX identifier for each panel, and bill such panels using a single current procedural terminology, or CPT, code and the unique MolDX identifier. Laboratories that perform molecular diagnostic testing and submit claims to Palmetto GBA or Noridian may be affected by the MolDX program, as Noridian is responsible for administering the MolDX program and implementing the MolDX guidelines developed by Palmetto in California. Effective July 1, 2015, Palmetto has announced that it will begin rejecting claims for tests performed as panels and not billed in accordance with the MolDX program. We intend to register each of our IDgenetix test panels and obtain a unique MolDX identifier for test panels if it is required of us by Palmetto or Noridian before July 1, 2015. Although not part of the announcement, it is possible that payments under the test panels may lead to a reduction in payments for our tests, which could have a material adverse financial impact on us.

In addition, reimbursement from governmental payors is subject to statutory and regulatory changes, retroactive rate adjustments and administrative rulings, and other policy changes, all of which could materially decrease the range of services for which we are reimbursed or the reimbursement rates paid for IDgenetix testing services. For example, ACA provides that payments under the Medicare Clinical Laboratory Fee Schedule, or CLFS, are to receive a negative 1.75% annual adjustment through 2015 and a productivity adjustment pursuant to the CLFS, further reducing payment rates. Some commercial payors are guided by the CLFS in establishing their reimbursement rates. In February 2012, the Middle Class Tax Relief and Job Creation Act of 2012 was signed into law, which, in part, rebases the CLFS by negative 2%, reducing payment rates in 2013 and thereafter. Because the majority of our revenue is currently derived from the Medicare program and we expect this to continue in the foreseeable future, we are particularly impacted by changes in Medicare reimbursement. We cannot predict whether Medicare and other third-party payor reimbursement rates that mirror Medicare’s will be sufficient to make our tests commercially attractive.

Further, with respect to the CLFS, the Protecting Access to Medicare Act of 2014 will make significant changes to the way that Medicare will pay for clinical laboratory services by moving the clinical laboratory fee schedule away from a system of payments based on historical charges to a market-based payment system. Beginning January 1, 2016, and every three years thereafter (and annually for “advanced diagnostic laboratory tests”), laboratories that receive the majority of their Medicare revenues from payments made under the CLFS or the physician fee schedule will be required to report the payment rates that were paid to the laboratory by commercial health plans, Medicare Advantage plans and Medicaid managed care organizations and the volume of tests for each such payor during the reporting period. Included are any multiple rates during the period, but excluded are capitation or similar payments. Payments rates must be reported net of all discounts and other price concessions. Potentially, low-volume labs and labs on which Medicare makes low expenditures will be excluded from the reporting obligation. CMS will use the reported information to develop uniform national Medicare payment rates, without geographical or other adjustments. These rates will be equal to the volume-weighted median of the reported rates for the tests. These rates will be paid to independent clinical laboratories and to hospitals for their outpatients for tests that are performed after January 1, 2017. However, the new rates are subject to a six-year phase in period that will run from 2017 to 2022. Pursuant to the phase in, rates may not be reduced through the new methodology by more than 10% per test per year in 2017, 2018 and 2019. The maximum reduction is increased to 15% per test per year in 2020, 2021 and 2022. Cumulative payment reductions through the phase-in period could therefore be as much as 75%.

These reductions, however, will not initially apply to a “new test” (new or substantially revised Healthcare Common Procedure Coding System, or HCPCS, code after the date of the Act’s enactment that is not an advanced diagnostic laboratory test). Until rates based on reported payor data can be established, rates for new tests will be set by the defined process of “cross-walking” or by a defined process of “gap-filling” where cross-walking is not possible. Another special rule applies to “advanced diagnostic laboratory tests.” These are tests that are offered and furnished only by a single laboratory and not sold for use by a laboratory other than the original developing laboratory (or a successor owner) and which is either an analysis of multiple biomarkers of DNA, RNA, or proteins combined with a unique algorithm to yield a single patient-specific result, a test that “is cleared or approved by the Food and Drug Administration” or a test that meets other criteria established by CMS. Where payment for an advanced diagnostic laboratory test was not made prior to the enactment of the Act under the clinical laboratory fee schedule, payment will be made for three quarters based upon the laboratory’s actual list charge. Then, beginning in January 2017, payment will be made based on the volume-weighted median private payor rates these laboratories are required to report. If the actual list charge substantially exceeds private payor rates, then, when reported, CMS will have the ability to recoup payments in excess of 130% of the weighted median of reported private payor rates that were made during the initial period. We cannot determine at this time the full impact of the new law on our business, financial condition and results of operations.

Other Medicare policy changes may include competitive bidding by clinical laboratories for the provision of services, which was the subject of a CMS demonstration project pursuant to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA. In July 2008, the Medicare Improvements for Patients and Providers Act of 2008 was enacted, which, among other things, repealed the competitive bidding demonstration project for clinical laboratory services. If competitive bidding is implemented in the future, competitive bidding could decrease our reimbursement rates for clinical laboratory tests. Medicare’s coverage and reimbursement policies are often the product of its contractors, such as the Medicare Administrative Contractors, or MACs, who carry out LCDs and pricing. This can result in variable treatment around the country.

Finally, some private insurers and other third-party payors link their rates to Medicare’s reimbursement rates, and a reduction in Medicare reimbursement rates for clinical laboratory services could result in a corresponding reduction in the reimbursements we receive from such third-party payors. Any reductions in reimbursement levels for IDgenetix would decrease our revenue and adversely affect our results of operations and financial condition.

Operating as a non-contracting provider with certain payors may adversely affect our results of operations and financial condition, and contracting with those payors may be disadvantageous to us.

We are currently considered to be an out-of-network or “non-contracting provider” by a number of third-party payors because we have not entered into a specific contract to provide IDgenetix testing services to their insured patients at specified rates of reimbursement. We were generally subject to reimbursement as a non-contracting provider for approximately 30% of our samples processed and billed for the year ended December 31, 2013 and the nine months ended September 30, 2014. As a non-contracting provider, many payors pay us a smaller percentage of our charges that they recognize to be reasonable, and expect us to collect greater coinsurance or copayments from our patients. Rather than collecting these higher coinsurance and copayment amounts from these patients, when permitted by law to do so, we may instead choose to charge them only the lower coinsurance and copayments amounts that would have applied to them if we had been contracted with their payor, which results in decreased revenues. In instances where we are prohibited by law from treating these patients as if we were in-network, thus requiring these patients to pay higher coinsurance or copayments to us, our customers may decide to reduce or avoid prescribing IDgenetix testing services for such patients, which would adversely affect our results of operations and financial condition.

Should any of the third-party payors with whom we are not contracted insist that we enter into a contract for the IDgenetix testing services we provide, the resulting contract may contain pricing and other terms that are materially less favorable to us than the terms under which we currently operate. If revenue from a particular payor grows, there is heightened risk that such a third-party payor will insist that we enter into contractual arrangements that contain such terms. If we refuse to enter into a contract with such a third-party payor, they may refuse to cover and reimburse for IDgenetix testing services, which may lead to a decrease in case volume and a corresponding decrease in our revenues. If we contract with such a third-party payor, although our case volume may increase as a result of the contract, our revenue per case under the contractual agreement and gross margin may decrease. The overall net result of contracting with third-party payors may adversely affect our business, results of operations and financial condition.

If the utility of IDgenetix is not supported by peer-reviewed medical publications, the rate of adoption of our test by clinicians and the coverage and reimbursement determinations by third-party payors for IDgenetix testing services may be negatively affected.

Healthcare providers typically take a long time to adopt new products, testing practices and clinical treatments, partly because of perceived liability risks and the uncertainty of third-party coverage and reimbursement. It is critical to the success of our sales efforts that we educate a sufficient number of patients, clinicians and administrators about PGx testing, in general, as well as about our IDgenetix tests and our future tests, if any, and demonstrate the clinical benefits of these tests. It is likely that clinicians may not adopt, and third-party payors may not cover or adequately reimburse for, our tests unless they determine, based on published peer-reviewed journal articles and the experience of other clinicians, that our tests provide accurate, reliable and cost-effective information.

As the healthcare reimbursement system in the United States evolves to place greater emphasis on comparative effectiveness and outcomes data, we cannot predict whether we will have sufficient data, or whether the data we have will be presented to the satisfaction of any payors seeking such data in the process of determining coverage for diagnostic tests.

The administration of clinical and economic utility studies is expensive and demands significant attention from our management team. Data collected from these studies may not be positive or consistent with our existing data, or may not be statistically significant or compelling to the medical community. If the results obtained from our ongoing or future studies are inconsistent with certain results obtained from our previous studies, adoption of diagnostic services would suffer and our business would be harmed.

Peer-reviewed publications regarding our tests may be limited by many factors, including delays in the completion of, poor design of, or lack of compelling data from clinical studies that would be the subject of the article. If our tests or the technology underlying our current test or future tests do not receive sufficient favorable exposure in peer-reviewed publications, the rate of clinician adoption of our test and positive reimbursement coverage decisions for our tests could be negatively affected. The publication of clinical data in peer-reviewed journals is a crucial step in commercializing and obtaining reimbursement for tests such as ours, and our inability to control when, if ever, results are published may delay or limit our ability to derive sufficient revenue from any product that is the subject of a study.

Risks Related to This Offering and Ownership of our Common Stock

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

Prior to this offering there has been no public market for shares of our common stock. Although our common stock has been approved for listing on the NASDAQ Global Market, or NASDAQ, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in shares of our common stock is not active. The initial public offering price for our common stock will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

The price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	our commercial progress in marketing and selling IDgenetix, including sales and revenue trends;

•	changes in laws or regulations applicable to IDgenetix;

•	adverse developments related to our laboratory facilities;

•	increased competition in the diagnostics services industry;

•	the failure to obtain and/or maintain adequate reimbursement of IDgenetix, including as a result of Noridian’s draft LCD;

•	adverse developments concerning our manufacturers and suppliers;

•	our inability to establish future collaborations;

•	additions or departures of key scientific or management personnel;

•	introduction of new testing services offered by us or our competitors;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	our ability to effectively manage our growth;

•	the size and growth, if any, of our targeted markets;

•	actual or anticipated variations in quarterly operating results;

•	our cash position;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the market valuations of similar companies;

•	overall performance of the equity markets;

•	issuances of debt or equity securities;

•	sales of our common stock by us or our stockholders in the future;

•	trading volume of our common stock;

•	changes in accounting practices;

•	ineffectiveness of our internal controls;

•	disputes or other developments relating to proprietary rights, including our ability to adequately protect our technologies;

•	significant lawsuits, including patent or stockholder litigation;

•	general political and economic conditions; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and diagnostic and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, operating results or financial condition.

We have never paid dividends and we do not intend to pay dividends on our common stock, so any returns on your investment in our common stock will be limited to appreciation in the value of our stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. In addition, the LSA also contains a negative covenant which prohibits us from paying dividends without the prior written consent of SVB.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Our executive officers, directors, 5% stockholders and their affiliates owned approximately 86% of our voting stock as of December 31, 2014, and, upon the closing of this offering, that same group will hold approximately 53% of our outstanding voting stock (assuming no exercise of the underwriters’ over-allotment option), based upon the number of shares of our common stock outstanding as of December 31, 2014. Therefore, even after this offering, these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $8.96 per share, based on the initial public offering price of $13.00 per share. Further, investors purchasing common stock in this offering will contribute approximately 81% of the total amount invested by stockholders since our inception, but will own only approximately 37% of the shares of common stock outstanding after giving effect to this offering.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less when they purchased their shares than the price offered to the public in this offering and the exercise of stock options granted to our employees. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see the section entitled “Dilution.”

We are an emerging growth company, and the reduced reporting requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions, which could result in a less active trading market for our common stock and increased volatility in our stock price.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

After the closing of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act and the rules and regulations of NASDAQ. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States, or GAAP. Commencing with our fiscal year ending December 31, 2015, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

We are currently in the process of reviewing, documenting and testing our internal control over financial reporting, but we are not currently in compliance with, and we cannot be certain when we will be able to implement the requirements of, Section 404 of the Sarbanes-Oxley Act. For instance, in August 2014, it was determined that we did not maintain effective internal controls over the process for calculating the numerator in the calculation of our net loss per share applicable to common stockholders for the years ended December 31, 2012 and 2013 and for the three months ended March 31, 2013 and 2014. The numerator used to calculate our basic and diluted net loss per share applicable to common stockholders did not properly include the accretion of redeemable convertible preferred stock in accordance with U.S. GAAP. Management identified a lack of sufficient oversight and review to ensure the complete and proper application of U.S. GAAP as it relates to the impact of complex equity transactions on calculating net loss per share applicable to common stockholders. This deficiency in our internal controls was deemed to be a material weakness. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. If one or more material weaknesses persist or if we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected. Although remediation efforts are still in progress, we are taking steps to remediate the material weakness in our internal control over financial reporting in 2014, primarily by hiring additional individuals with accounting expertise and, if appropriate, engaging third-party accounting consultants with the appropriate knowledge to supplement our internal and existing external resources in our computation and review processes. These actions are subject to ongoing management review and the oversight of the audit committee of our board of directors.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by NASDAQ, the Securities and Exchange Commission, or the SEC, or other regulatory authorities.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and NASDAQ to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive-compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation, but cannot assure you that we will not be required to implement these requirements sooner than planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our consolidated net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares of common stock outstanding as of December 31, 2014, upon the closing of this offering we will have outstanding a total of 12,372,003 shares of common stock. Of these shares, only the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction in the public market immediately following this offering (except for any shares purchased by our affiliates, if any, and shares purchased through the directed share program). Citigroup Global Markets Inc. and Jefferies LLC, however, may, in their discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

We expect that the lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus, or 90 days from the date of this prospectus for individuals other than our directors, officers and employees that purchase shares through the directed share program. After the lock-up agreements expire, up to an additional 7,757,003 shares of common stock will be eligible for sale in the public market, though such shares held by directors, executive officers and other affiliates and may be subject to volume limitations under Rule 144 under the Securities Act. In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of 6,339,541 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution to our stockholders and could cause our stock price to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities and costs associated with operating a public company. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of our common stock, including shares of common stock sold in this offering.

Pursuant to our 2014 equity incentive plan, or the 2014 plan, which will become effective on the business day prior to the public trading date of our common stock, our management is authorized to grant stock options to our employees, directors and consultants. Additionally, the number of shares of our common stock reserved for issuance under our 2014 plan will automatically increase on January 1 of each year, beginning on January 1, 2016 (assuming the 2014 plan becomes effective before such date) and continuing through and including January 1, 2025, by 5% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds will be used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We intend to use the net proceeds from this offering as follows: (1) to fund research and development, including clinical studies to demonstrate the utility of our products and support reimbursement efforts, as well as expansion of our IDgenetix testing portfolio; (2) to expand our commercial capabilities in selling and marketing related to our IDgenetix tests; (3) to fund expansion of our facilities and laboratory operations; and (4) the remaining proceeds for working capital and other general corporate purposes.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the commercial success of IDgenetix and the costs of our research and development activities, as well as the amount of cash used in our operations. The costs and timing of research and development activities and the build out of our commercial selling and marketing capabilities, particularly as related to expansion of our IDgenetix product testing portfolio, are highly uncertain, subject to substantial risks and can often change. Depending on the outcome of these activities, our plans and priorities may change, and we may apply the net proceeds from this offering differently than we currently anticipate. For example, in the event we identify other opportunities that we believe are in the best interests of our stockholders, we may use a portion of the net proceeds from this offering for the acquisition of, or investment in, technologies, products or companies that complement our business, although we have no current intentions, commitments or agreements to do so. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. In addition, we might decide to postpone or not pursue expansion of IDgenetix if the net proceeds from this offering and other sources of cash are less than expected.

The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws, which are to become effective immediately prior to the closing of this offering, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

•

a requirement that special meetings of stockholders be called only by the chairman of the board of directors, the chief executive officer, the president or by a majority of the total number of authorized directors;

•	advance notice requirements for stockholder proposals and nominations for election to our board of directors;

•

a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

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a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

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the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements.

Our report from our independent registered public accounting firm for the year ended December 31, 2013 includes an explanatory paragraph stating that our recurring losses and negative cash flows from operating activities raise substantial doubt about our ability to continue as a going concern. If we are unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our consolidated financial statements, and it is likely that investors will lose all or a part of their investment. Future reports from our independent registered public accounting firm may also contain statements expressing doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. We may, in some cases, use words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes, to identify these forward-looking statements. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	the size and growth potential of the markets for IDgenetix, and our ability to serve those markets;

•	the rate and degree of market acceptance of IDgenetix;

•	the scalability of our testing platform and processes;

•	regulatory developments in the United States and foreign countries;

•	our ability to obtain and/or maintain adequate reimbursement of IDgenetix;

•	the performance of our third-party contract sales organizations, suppliers and manufacturers;

•	the success of competing diagnostic technologies that are or may become available;

•	our ability to attract and retain key scientific or management personnel;

•	the accuracy of our estimates regarding expenses, future revenues, reimbursement rates, capital requirements and needs for additional financing;

•	our ability to obtain funding for our operations;

•	our ability to attract collaborators and strategic partnerships; and

•	our use of the proceeds from this offering.

These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. We discuss many of these risks in greater detail under “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $52.2 million (or approximately $60.6 million if the underwriters exercise their over-allotment option in full) from the sale of the shares of common stock offered by us in this offering, based on the assumed initial public offering price of $13.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $4.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us by $12.1 million, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to establish a public market for our common stock and to facilitate our future access to the public equity markets. Our estimated use of the net proceeds from this offering are as follows:

•

approximately $15.0 million for research and development, including clinical studies to demonstrate the utility of our products and support reimbursement efforts, as well as expansion of our IDgenetix testing portfolio;

•	approximately $15.0 million to expand our commercial capabilities in selling and marketing related to our IDgenetix tests;

•	approximately $10.0 million for expansion of our facilities and laboratory operations; and

•	the remaining proceeds for working capital and other general corporate purposes.

We may also use a portion of the remaining net proceeds to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents and anticipated future revenue, will be sufficient to fund our operations through at least the next 12 months.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the commercial success of IDgenetix and the costs of our research and development activities, as well as the amount of cash used in our operations. The costs and timing of research and development activities, particularly as related to expansion of our IDgenetix product testing portfolio, and the build out of our commercial selling and marketing capabilities, are highly uncertain, subject to substantial risks and can often change. If one or more of these activities takes longer or costs more to implement than we currently anticipate, we may have to change our expected use of proceeds. For example, if the research and development activities related to expanding our IDgenetix testing portfolio or clinical studies to demonstrate the utility of our products and support reimbursement efforts are less successful than we currently expect, we may have to devote a larger portion of the net proceeds from this offering to research and development activities in order to successfully develop additional IDgenetix tests. In that event, we would have a proportionately smaller amount of proceeds from this offering remaining to allocate to our efforts relating to expanding both our commercial capabilities and our facilities and laboratory operations. In addition, if the costs associated with the build out of our commercial selling and marketing capabilities are higher than we expect, we will have to spend more of the net proceeds from this offering on these efforts, and will have proportionately less proceeds available to devote to our research and development activities, including with respect to expansion of our IDgenetix product testing portfolio, and expansion of our facilities and laboratory operations. Finally, if the planned expansion of our facilities and laboratory operations cost more than we anticipate, we will have to spend more of the net proceeds of this offering to complete expansion of our facilities and laboratory operations and will have proportionately less proceeds to allocate to research and development activities and build out of our commercial selling and marketing capabilities. Furthermore, our plans and priorities may change, and we may apply the net proceeds from this offering differently than we currently anticipate. For example, in the event we identify other opportunities that we believe are in the best interests of our stockholders, we may use a portion of the net proceeds from this offering for the acquisition of, or investment in, technologies, products or companies that complement our business, although we have no current intentions, commitments or agreements to do so. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. In addition, we might decide to postpone or not pursue expansion of our IDgenetix testing portfolio if the net proceeds from this offering and other sources of cash are less than expected.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant. In addition, the terms of our LSA with SVB prohibit us from paying dividends other than in common stock without the prior written consent of SVB.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2014:

•	on an actual basis;

•

on a pro forma basis, giving effect to (1) the conversion of all our outstanding redeemable convertible preferred stock as of September 30, 2014 into an aggregate of 4,770,470 shares of our common stock immediately prior to the closing of this offering; (2) the effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering; (3) the automatic net exercise of the common stock warrants into 413,300 shares of our common stock immediately prior to the closing of this offering, based on the assumed initial public offering price; (4) the reclassification of the preferred stock warrant liability and additional paid-in capital in connection with the conversion of the warrants to purchase redeemable convertible preferred stock into warrants to purchase common stock; (5) borrowings of $10.0 million subsequent to September 30, 2014 under our credit facility with Silicon Valley Bank, or SVB, in connection with the November 2014 amendment to our loan and security agreement with SVB; and (6) the cancellation of our working capital line of credit with SVB in November 2014; and

•

on a pro forma as adjusted basis, reflecting the pro forma adjustments discussed above and giving further effect to the sale by us of 4,615,000 shares of our common stock in this offering at the assumed initial public offering price, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 30, 2014
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited, in thousands)
Cash and cash equivalents	$7,458	$15,024	$67,229

Capitalization:
Debt, at carrying value, including working capital line of credit	$11,774	$18,990	$18,990

Preferred stock warrant liability	924	1,274	—
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, $0.0001 par value: 3,379 shares authorized and 3,379 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	8,852	—	—
Series B redeemable convertible preferred stock, $0.0001 par value: 7,550 shares authorized and 7,250 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	8,001	—	—
Stockholders’ equity:
Preferred stock, $0.0001 par value: no shares authorized, issued or outstanding, actual; 10,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.0001 par value: 21,000 shares authorized and 2,550 shares issued and outstanding, actual; 200,000 shares authorized and 7,734 shares issued and outstanding, pro forma; and 200,000 shares authorized, and 12,349 shares issued and outstanding, pro forma as adjusted	—	1	1
Additional paid-in capital	—	16,852	70,331
Accumulated deficit	(19,177)	(19,177)	(19,177)

Total stockholders’ (deficit) equity	(19,177)	(2,324)	51,155

Total capitalization	$10,374	$17,940	$70,145

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) the pro forma as adjusted amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $4.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price would increase (decrease) the pro forma as adjusted amounts of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $12.1 million. The pro forma information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

The number of shares of common stock shown as issued and outstanding on a pro forma as adjusted basis in the table above is based on the number of shares of our common stock outstanding as of September 30, 2014, and excludes:

•	474,536 shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 2014, at a weighted-average exercise price of $3.28 per share;

•	122,950 shares of common stock issuable upon the exercise of certain outstanding warrants as of September 30, 2014, each with an exercise price of $2.44 per share;

•	46,876 shares of common stock issuable upon the exercise of certain outstanding warrants issued in November 2014, each with an exercise price of $7.47 per share;

•	500,000 shares of common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•

1,700,000 shares of common stock reserved for future issuance under the 2014 plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering, plus 360,165 shares of common stock reserved for issuance under the 2008 plan as of September 30, 2014, which shares will be added to the shares reserved under the 2014 plan upon its effectiveness.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

Our historical net tangible book value (deficit) as of September 30, 2014, was approximately $(19.2) million, or $(7.52) per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our liabilities and redeemable convertible preferred stock which is not included within stockholders’ equity (deficit). Historical net tangible book value (deficit) per share is our historical net tangible book value (deficit) divided by the number of shares of common stock outstanding as of September 30, 2014, which includes 1.6 million shares of restricted common stock.

Our pro forma net tangible book value (deficit) as of September 30, 2014, was approximately $(2.3) million, or $(0.30) per share of common stock. Pro forma net tangible book value gives effect to (1) the conversion of all of our outstanding redeemable convertible preferred stock as of September 30, 2014, into an aggregate of 4,770,470 shares of our common stock, which will occur automatically immediately prior to the closing of this offering, (2) the automatic net exercise of the common stock warrants into 413,300 shares of our common stock immediately prior to the closing of this offering, based on the assumed initial public offering price, and (3) the reclassification of the preferred stock warrant liability to common stock and additional paid-in capital in connection with the conversion of the warrants to purchase redeemable convertible preferred stock into warrants to purchase common stock.

Our pro forma as adjusted net tangible book value as of September 30, 2014, was approximately $49.9 million, or approximately $4.04 per share. Pro forma as adjusted net tangible book value is our pro forma net tangible book value (deficit), after giving effect to the sale of 4,615,000 shares of our common stock in this offering at the assumed initial public offering price, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $4.34 per share to our existing stockholders, and an immediate dilution of $8.96 per share to new investors participating in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$13.00

Historical net tangible book value (deficit) per share as of September 30, 2014	$(7.52)
Pro forma increase in net tangible book value per share as of September 30, 2014 attributable to redeemable convertible preferred stock conversion	7.22

Pro forma net tangible book value (deficit) per share as of September 30, 2014	(0.30)
Increase in pro forma net tangible book value per share attributable to investors participating in this offering	4.34

Pro forma as adjusted net tangible book value per share after this offering		4.04

Dilution per share to investors participating in this offering		$8.96

Each $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $0.35 per share and the dilution per share to investors participating in this offering by approximately $1.35 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering and the dilution per share to investors participating in this offering by approximately $0.71, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to approximately $4.47 per share, representing an immediate increase in pro forma as adjusted net tangible book value to existing stockholders and an immediate decrease of dilution to investors participating in this offering of approximately $0.43 per share.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2014, the number of shares purchased or to be purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us by existing stockholders and investors participating in this offering at the assumed initial public offering price, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, investors participating in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount (in thousands)	Percent
Existing stockholders before this offering	7,733,820	63%	$13,915	19%	$1.79
Investors participating in this offering	4,615,000	37%	59,995	81%	13.00

Total	12,348,820	100%	$73,910	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) the total consideration paid by investors participating in this offering and total consideration paid by all stockholders by approximately $4.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering and total consideration paid by all stockholders by approximately $12.1 million, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by existing stockholders will be reduced to 59% of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to 5,307,250, or 41% of the total number of shares of common stock to be outstanding after this offering.

The foregoing discussion and table excludes:

•	474,536 shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 2014, at a weighted-average exercise price of $3.28 per share;

•	122,950 shares of common stock issuable upon the exercise of certain outstanding warrants as of September 30, 2014, each with an exercise price of $2.44 per share;

•	46,876 shares of common stock issuable upon the exercise of certain outstanding warrants issued in November 2014, each with an exercise price of $7.47 per share;

•	500,000 shares of common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•

1,700,000 shares of common stock reserved for future issuance under the 2014 plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering, plus 360,165 shares of common stock reserved for issuance under the 2008 plan as of September 30, 2014, which shares will be added to the shares reserved under the 2014 plan upon its effectiveness.

Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent any of our outstanding options or warrants are exercised, new options are issued under our equity incentive plans or we issue additional shares of common stock, or other equity or convertible debt securities in the future, there may be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. We derived the selected consolidated statements of comprehensive loss data for the years ended December 31, 2012 and 2013 from our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. We derived the summary statements of comprehensive loss data for the nine months ended September 30, 2013 and 2014 and consolidated balance sheets data as of September 30, 2014 from our unaudited consolidated financial statements also appearing elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly state our financial position as of September 30, 2014 and results of operations for the nine months ended September 30, 2013 and 2014. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes. Our historical results are not necessarily indicative of the results that may be expected in the future and results of interim periods are not necessarily indicative of the results for the entire year.

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Comprehensive Loss Data:
Revenue:
Diagnostic testing	$—	$196	$—	$9,067
Research services and other	6,915	7,150	4,235	4,542

Total revenue	6,915	7,346	4,235	13,609

Cost of revenue:
Diagnostic testing	—	101	—	1,763
Research services and other	4,772	4,663	3,036	3,008

Total cost of revenue	4,772	4,764	3,036	4,771

Gross profit	2,143	2,582	1,199	8,838
Total operating expenses	3,737	6,667	4,159	14,163

Loss from operations	(1,594)	(4,085)	(2,960)	(5,325)
Interest and other income (expense)	9	27	24	(388)
Change in fair value of warrant liability	—	—	—	(194)

Net loss and comprehensive loss	$(1,585)	$(4,058)	$(2,936)	$(5,907)
Accretion on redeemable convertible preferred stock	(585)	(1,000)	(680)	(987)

Net loss applicable to common stockholders — as restated for the years ended December 31, 2012 and 2013	$(2,170)	$(5,058)	$(3,616)	$(6,894)

Net loss per share attributable to common stockholders, basic and diluted — as restated for the years ended December 31, 2012 and 2013(1)	$(2.63)	$(6.13)	$(4.38)	$(7.63)

Weighted average shares outstanding used in computing net loss per share attributable to common stockholders, basic and diluted(1)	825	825	825	904

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$(0.67)		$(0.90)

Weighted average shares outstanding used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		7,577		7,656

(1)	See Note 2 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma net loss per share, basic and diluted, and the number of shares used in the computation of the per share amounts.

	As of December 31,		As of September 30,
	2012	2013	2014
			(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$295	$2,925	$7,458
Working capital	(1,235)	1,993	2,338
Total assets	3,194	8,372	27,274
Debt, at carrying value, including working capital line of credit	489	2,591	11,774
Redeemable convertible preferred stock	7,697	15,865	16,853
Accumulated deficit and total stockholders’ deficit	(7,897)	(12,852)	(19,177)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a commercial stage molecular diagnostics company specializing in the field of personalized medicine. IDgenetix, our pharmacogentic, or PGx, testing portfolio, enables personalized therapeutic decisions for patients suffering from some of the most prevalent clinical conditions in the United States, including cardiovascular disease, neuropsychiatric disorders and pain. Our proprietary algorithm-based bioinformatic platform and PGx testing portfolio are intended to serve as a tool to assist healthcare providers in identifying optimal drugs for their patients as well as dosing guidelines based on a patient’s genetic make-up, current prescription regimen and other key factors. IDgenetix is designed to enable healthcare providers to make timely and evidence-based decisions, which we believe can reduce the overall cost of patient care by reducing adverse events, optimizing patients’ overall therapeutic regimen and helping to achieve a faster therapeutic response.

In 2013, the U.S. healthcare system spent in excess of $260 billion on prescription drugs and that amount is expected to exceed $450 billion in 2022. Nearly 50% of the U.S. population, and almost 90% of people 65 years and over (or approximately 36 million patients), take at least one prescription drug and more than 10% of the U.S. population, and almost 40% of people 65 years and over (or approximately 16 million patients), take five or more prescription drugs, which we refer to as polypharmacy. We estimate that the overall potential market opportunity for IDgenetix is greater than 150 million patients in the United States, representing the number of people that take at least one prescription drug, which includes the more than 30 million people who are polypharmacy.

We believe there are significant health concerns and unnecessary costs associated with the trial-and-error manner in which physicians prescribe drugs, without prior knowledge of an individual patient’s genetic profile. There are an estimated approximately 120,000 deaths and more than two million serious adverse reactions attributable to prescription drug use in the United States each year, at a cost to the healthcare industry that exceeds $136 billion annually. It has been estimated that genetics can account for up to 95% of variability in drug disposition and effects and as much as 40-60% of adverse drug reactions. We believe IDgenetix can improve clinical outcomes and reduce the overall cost of prescription drugs by enabling better drug selection, earlier favorable results and lower occurrence of adverse events.

In October 2013, we commercially launched IDgenetix in the United States. Since launch and through September 30, 2014, we completed IDgenetix tests for more than 13,500 patient samples, of which more than 7,500 samples were completed in the quarter ended September 30, 2014. IDgenetix examines genes involved in both the metabolism and pharmacological activity of numerous drugs. It provides physicians with information on the functionality of critical metabolic enzymes and key biological drug targets, where applicable, for each patient. In addition, our algorithm screens for unfavorable metabolic interactions resulting from multiple prescription drugs, over-the-counter drugs and herbal supplements, and environmental and dietary factors that may significantly alter the metabolism of certain drugs. We currently offer 13 tests in the therapeutic areas of cardiovascular disease, neuropsychiatric disorders and pain, and we are developing additional tests/offerings in the therapeutic areas of neurology and rheumatology.

We designed IDgenetix to provide a comprehensive PGx test offering to best meet the needs of our target customers such as long-term and post-acute care facilities, government facilities, integrated delivery networks, or IDNs, and managed care organizations. These institutional healthcare providers require broad PGx testing capabilities to manage a large and diverse patient population, with patients often suffering from multiple clinical conditions. These customers often operate under fixed-fee-per-patient or fixed-fee-per-procedure arrangements and are searching for ways to improve clinical outcomes at the lowest possible cost. In addition, IDgenetix addresses the needs of physicians across multiple specialties, such as cardiologists, general practitioners, obstetricians and neurologists.

Reimbursement for our IDgenetix testing services comes from third-party payors such as Medicare, Medicaid and other governmental payor programs, hospitals, private insurance plans, managed care organizations and individual patients. Tests performed on patients covered by Medicare represented 59% of all IDgenetix tests for the nine months ended September 30, 2014.

We generally bill third-party insurance providers upon generation and delivery of an IDgenetix test result to the ordering physician following completion of a test. Currently, we recognize revenue when tests results are delivered for Medicare patients based on amounts set forth under the Clinical Laboratory Fee Schedule or Medicare local coverage determinations for services provided as defined by the Common Procedural Terminology, or CPT, codes, provided that all revenue recognition criteria are met.

While a number of non-Medicare payors have also adopted policies approving IDgenetix tests for reimbursement, for all non-Medicare payors, we recognize revenue on a cash basis, as the fee is not considered fixed and determinable and we cannot reliably estimate the amount that will be ultimately collected. We assume the benefits and risk of collection with the third-party payors. Patients may also have out-of-pocket costs for amounts not covered by their insurance carriers, and we bill the patient directly for these amounts in the form of co-pays and deductibles in accordance with their insurance carrier and health plans. Some third-party payors may not cover the IDgenetix tests as ordered by the physician under their reimbursement policies. Consequently, we pursue reimbursement on a case- by-case basis. We will continue to recognize diagnostic testing revenue upon cash collection for non-Medicare payors until we can reliably estimate the amount that is fixed and determinable and that will be ultimately collected.

The rate at which our tests are covered and reimbursed has varied, and is expected to continue to vary, by the third-party payor. We pursue reimbursement on a case-by-case basis. If a reimbursement claim is denied, we generally pursue the appeals process with the particular third-party payor. We continue to pursue adoption of positive coverage policies by other private and Medicaid payors.

In addition to IDgenetix, we provide research and development services, primarily in oncology, to numerous biopharmaceutical partners. We use our expertise in next-generation sequencing, or NGS, and our computational biology and information technology capabilities to analyze subject samples from preclinical through clinical development. We are validating a number of companion diagnostic test assays in late stage clinical trials.

We have incurred significant losses since our inception, including net losses of $1.6 million and $4.1 million for the years ended December 2012 and 2013, respectively. As of September 30, 2014, our accumulated deficit was $19.2 million and we had $7.5 million in cash and cash equivalents. Substantially all our net losses have resulted from costs incurred in connection with our research and development programs and selling, general and administrative costs to support our operations. We expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and NASDAQ, additional insurance expenses, investor relations activities and other administrative and professional services. Our net losses may fluctuate significantly from quarter to quarter and year to year.

From inception through September 30, 2014, we have financed our operations primarily through private placements of our equity and debt securities, our credit facility and our research and development services agreements. We currently have a credit facility in place with Silicon Valley Bank, or SVB, for up to

$20.0 million, of which we had borrowed $12.4 million as of September 30, 2014. As more fully described below, subsequent to September 30, 2014 we borrowed an additional $10 million in term debt and retired our line of credit. We may not be able to raise additional capital on terms acceptable to us, or at all. Any failure to raise capital as and when needed could have a material adverse effect on our results of operations, financial condition and our ability to execute on our business plan. In its report on our consolidated financial statements for the year ended December 31, 2013, our independent registered public accounting firm included an explanatory paragraph expressing substantial doubt regarding our ability to continue as a going concern.

Acquisition of IDGenetix, Inc.

In May 2013, we completed our acquisition of IDGenetix, Inc. At the date of the acquisition, IDGenetix Inc. consisted of an assembled work force comprised of the three former stockholders who transferred know-how comprised of three algorithms in the conceptualization stage of development as of the date of acquisition.

Subsequent to the acquisition date, we have performed research and development activities using the know-how to design and develop molecular diagnostic tests and commercially launched these diagnostics tests in October 2013. Based on our evaluation that the algorithms were in the conceptual phase with only insignificant effort expended in research and development activities to advance the existing knowledge toward the development of these tests through the date of acquisition, we concluded that these research and develop activities did not qualify as an asset. As a result of the acquisition of IDGenetix, Inc., there were no assets to record, and all of IDGenetix, Inc.’s liabilities were paid in full prior to the closing of the merger.

In connection with our acquisition of IDGenetix, Inc. in May 2013, we issued, as merger consideration, restricted shares of common stock, or the Merger Consideration Stock Awards, and warrants to purchase common stock, or the Merger Consideration Warrants, to each of Greg Hamilton, Jorge Garces, Ph.D., and Shannon Blalock, Pharm.D., who were, collectively, all of the stockholders of IDGenetix, Inc. at the time of the acquisition, and are now officers of our Company, with the exception of Dr. Blalock who resigned effective November 28, 2014.

Silicon Valley Bank Credit Facility

In March 2014, we entered into a Second Amended and Restated Loan and Security Agreement, or LSA, with SVB, which allows us to borrow up to $10.0 million under two term loans, or the Initial Loans, of $5.0 million each, and up to an additional $5.0 million under a working capital revolving credit line, based upon eligible accounts receivable. Concurrent with the execution of the LSA, we borrowed $5.0 million under one of the term loans and issued warrants to purchase up to 150,000 shares of our Series B redeemable convertible preferred stock to SVB at an exercise price of $1.00 per share. We borrowed the second $5.0 million in term debt in September 2014 and issued warrants to purchase up to an additional 150,000 shares of our Series B redeemable convertible preferred stock to SVB at an exercise price of $1.00 per share. The Initial Loans bear interest at 8.25% and 8.31%, respectively, and mature on September 1, 2017. The working capital line of credit bore interest at the prime rate plus 1.75% (5% at September 30, 2014). As of September 30, 2014, we had $10.0 million outstanding under the term loans and $2.4 million under the working capital line of credit.

In November 2014, we amended the LSA, pursuant to which we borrowed an additional $10.0 million in term debt, or the New Loan. Concurrent with the execution of the amendment, the working capital revolving line of credit, which had been repaid subsequent to September 30, 2014, was cancelled. The New Loan bears an interest rate at the greater of 7.32% above the base rate set forth in the LSA and 8%. Interest-only payments are due monthly until April 1, 2015, at which time the term loan will be payable in 30 equal monthly installments of principal and interest. Concurrent with the execution of the amendment to the LSA, we issued warrants to purchase up to 114,380 shares of our Series B redeemable convertible preferred stock to SVB at an exercise price of $3.06 per share. We must meet minimum required revenue thresholds under the amended LSA and are also obligated to make a final payment of 6.5% of the original principal amount, due on the earliest to occur of (1) September 1, 2017, (2) the acceleration of any term loan under the amended LSA due to an event of default, and (3) the mandatory or voluntary prepayment of the term loan.

In December 2014, we entered into a Third Amended and Restated Loan and Security Agreement with SVB. There were no material changes to the parties’ rights or obligations thereunder.

Financial Operations Overview

Revenue

The following table sets forth the percentage of revenue derived from each our revenue sources:

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
Diagnostic testing	—%	3%	—%	67%
Research services and other	100%	97%	100%	33%

We derive our diagnostic testing revenue from the sale of our IDgenetix tests to physicians and other healthcare providers. We only recently launched our IDgenetix tests. We expect that revenue from diagnostic testing will continue to increase in absolute dollars and as a percentage of our revenue for the remainder of 2014 and beyond.

We divide our diagnostic testing market in two categories: (1) institutional healthcare providers and (2) physicians. We designed IDgenetix to provide a comprehensive PGx offering to best meet the needs of our target customers such as long-term and post-acute care facilities, government facilities, IDNs and managed care organizations, which we collectively refer to as institutional healthcare providers. We believe that the institutional healthcare provider market categories will be a significant driver of growth for the company both near- and long-term due to the many types and significant number of potential institutional healthcare providers. In addition, IDgenetix addresses the needs of physicians across multiple specialties.

For the nine months ended September 30, 2014, 83% of our recognized diagnostic testing revenue has been derived from Medicare customers, with the remaining portion derived from private insurance providers or individual patients. We recognize revenue from our Medicare customers when we issue the final IDgenetix test report, provided that all revenue recognition criteria are met. We recognize all revenue from non-Medicare customers when payment is received. We will continue to recognize revenue from non-Medicare customers on a cash-basis until we can establish payment history with these customers and can reliably estimate the amount that will be ultimately collected.

The approximate number of IDgenetix tests we processed and billed, and for which we recognized revenue in accordance with our revenue recognition policies discussed above, were as follows:

	Year Ended December 31, 2013	Three Months Ended March 31, 2014	Six Months Ended June 30, 2014	Nine Months Ended September 30, 2014
IDgenetix samples processed and billed	348	1,724	5,778	13,515
IDgenetix samples for which revenue was recognized	237	1,241	4,211	9,709

We will continue to make requests for payment from payors and patients and/or appeal payment decisions made by third-party payors. As a result, we may receive payment for a portion of these tests. However, a portion of our requests for payments could be denied or only partially satisfied. If third-party payors agree to pay us for these tests in the future, we will recognize revenue for such tests in the period in which all of our revenue recognition criteria are met. This will continue to affect the comparability of our revenues from period to period. We regularly review to determine if third-party payors meet our revenue recognition criteria and account for the impact of any change on a prospective basis.

We derive our research services and other revenue primarily from research and development services, principally in oncology, to numerous biopharmaceutical partners. These services provide a start-to-finish suite of tools focused on molecular biomarker discovery, assay development, assay validation and prospective/retrospective clinical trial testing in support of companion diagnostic development and commercialization. We also derive revenue from licensing fees and fees from third parties for use of our technologies and laboratory services, which we include in research services and other revenue.

Our accounts receivable consists of amounts due from Medicare for our IDgenetix tests and amounts due from our research services and other revenue. We record accounts receivable net of an allowance for doubtful accounts, and are set forth below:

	September 30, 2014
	0-30 Days	31-60 Days	61-90 Days	Over 90	Total
Medicare	$1,187	$196	$131	$82	$1,596
Research services and other	1,211	117	463	289	2,080
Less: allowance for doubtful accounts	—	—	—	(49)	(49)

Accounts receivable, net	$2,398	$313	$594	$322	$3,627

	December 31, 2013
	0-30 Days	31-60 Days	61-90 Days	Over 90	Total
Medicare	$125	$61	$—	$—	$186
Research services and other	638	1,064	344	289	2,335
Less: allowance for doubtful accounts	—	—	—	(58)	(58)

Accounts receivable, net	$763	$1,125	$344	$231	$2,463

Since we report revenue from Medicare based on the contractual rate, as established by the CMS National Laboratory Fee Schedule or Medicare local coverage determinations for services provided as defined by the CPT codes, we do not record a contractual allowance. Since we do not record revenue from non-Medicare payors until cash is collected, there are no accounts receivable from non-Medicare payors.

Our days sales outstanding, or DSO, are set forth below:

	At September 30, 2014	At December 31, 2013
Medicare	27	28
Research services and other	133	96

We review our accounts receivable for potential uncollectible accounts on at least a quarterly basis, and record write-offs as deemed necessary on a case-by-case basis. To date, losses from uncollectible accounts have been minimal.

Cost of Revenue

Our cost of revenue includes the cost of raw materials, supplies, labor for laboratory personnel, equipment and facility expenses associated with performing our research services and processing samples for our IDgenetix tests, in addition to packaging, freight charges and shipping supplies for our IDgenetix tests. We perform all of our research services and IDgenetix tests at our facility located in San Diego, California. Facility expenses include allocated overhead including rent, information technology, equipment depreciation and utilities.

We record costs associated with each IDgenetix test when revenue is recognized during the period in which the test is completed and a final report has been issued, regardless of when revenue is recognized for that test. We expect our cost of diagnostic testing revenue to increase in absolute dollars as the number of tests we perform increases. We record the costs associated with our research services and other revenue when such costs are incurred.

Our cost of revenue will generally grow in proportion to revenue, however, because a large percentage of our total manufacturing costs are fixed, we also expect that as our IDgenetix test volumes increase we will realize manufacturing efficiencies, and associated increase in gross margin.

Nevertheless, our gross margin could be negatively impacted in the future by several factors, including, but not limited to: (1) excess capacity if actual utilization is not sufficient to cover our committed capacity, particularly as we expand our laboratory facility and our related fixed occupancy costs increase in 2015; (2) idle capacity charges associated with additional downtime for implementing improvements to manufacturing equipment; (3) unplanned downtime caused by equipment failures; or (4) higher-than-anticipated failure rates for our IDgenetix tests or work performed under our research services agreements.

Research and Development

We expense our research and development costs as incurred. To date, substantially all of our research and development expenses have been incurred for company-sponsored research and development activities. Our research and development costs are comprised primarily of costs incurred in performing research and development activities for continued support and development of our IDgenetix portfolio, including personnel-related costs, contract services, laboratory supplies and allocated overhead, including rent, information technology, equipment depreciation and utilities. We expensed all costs including materials and supplies incurred prior to establishing technological feasibility of our IDgenetix tests in October 2013, as such costs were incurred. We expect research and development expenses to increase in future periods as we incur costs to sponsor or co-sponsor IDgenetix-guided clinical studies as part of our strategy to target institutional healthcare providers, develop additional IDgenetix tests, expand the range of test options available to healthcare providers using IDgenetix and continue to invest in IDgenetix process improvements.

We evaluate future test development based upon the clinical utility of PGx testing within a therapeutic area, prescription volume, commercial potential, synergy with our current IDgenetix test offerings and clinical relevance to institutional healthcare providers. As a result of the risks and uncertainties involved in developing new IDgenetix tests, process improvements or technologies, we may not be able to estimate the nature, timing and cost of the efforts necessary to complete each of our major projects.

Sales and Marketing

Our sales and marketing expenses consist primarily of sales commissions to our distributors and contract sales organizations, personnel-related costs for our customer service and marketing teams, direct marketing expenses, consulting costs, and allocated overhead, including rent, information technology, equipment depreciation and utilities. We expect our sales and marketing expenses to increase in future periods as we grow our outside sales and internal customer service and marketing teams to help drive the adoption of our IDgenetix tests.

General and Administrative

General and administrative expenses include executive, finance and accounting, regulatory, human resources and legal functions. These expenses consist of personnel-related costs, audit and legal expenses, consulting costs, bad debt expense and allocated overhead, including rent, information technology, equipment depreciation and utilities. We expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and NASDAQ, additional insurance expenses, investor relations activities and other administrative and professional services.

Interest Expense

Interest expense consists of interest and borrowing costs on outstanding borrowings.

Factors Affecting Our Performance

We believe that our future results of operations are dependent upon a number of factors, including the factors discussed below. While each of these areas present significant opportunities for us, they also pose significant risks and challenges that we must successfully address. See the section entitled “Risk Factors” in this prospectus.

The Number of Samples we Receive, Process, and Bill

The growth in our business is tied to the number of patient samples we receive, process and bill. We incur costs of collecting and shipping the samples and a portion of the costs of performing tests where we cannot issue a final patient report and bill due to inadequate genetic material in the sample or other test failures. Because we cannot bill for all samples received, the number of patient samples received does not directly correlate to the total number of patient reports issued and billed, and thus potential revenue generated.

Continued Adoption of and Reimbursement for IDgenetix

We expect we will continue to derive a substantial portion of our revenue from our IDgenetix testing services, which we currently bill on a fee-for-service basis to third-party payors such as Medicare, Medicaid and other governmental payor programs, hospitals, private insurance plans, managed care organizations and individual patients. Additionally, from time to time, third-party payors change processes and reimbursement rates that may affect the amount or timing of payments. These changes may result in uneven cash flow or impact the timing of revenue recognized with these payors.

To facilitate increased adoption of IDgenetix, we plan to increase our marketing efforts and to selectively increase our internal and external sales forces in high-volume U.S. geographies. Because some third-party payors consider IDgenetix experimental and investigational, we may not receive payment on tests, and payments may be lower than the amounts that we bill. We are generally not reimbursed for our IDgenetix tests at full list price. For the nine months ended September 30, 2014, 83% of our recognized diagnostic testing revenue has been derived from Medicare customers based on amounts set forth in the Clinical Laboratory Fee Schedule or Medicare local coverage determinations for services provided as described by existing CPT codes. Reimbursement to healthcare providers, such as specialized diagnostic service providers like us, is subject to continuing change in policies by governmental payors, such as Medicare and Medicaid, private insurers, including managed care organizations, and other private payors, such as hospitals and private medical groups.

As a Medicare-participating laboratory based in California, we bill Noridian Healthcare Solutions, or Noridian, the Medicare Administrative Contractor, or MAC, for California, and are subject to Noridian’s local coverage and reimbursement policies. Effective July 2014, Noridian no longer covers and reimburses us for CYP1A2 testing, which negatively affects our future revenue and gross margin. This change in coverage decreased our average Medicare reimbursement rate per sample from approximately $1,000 to $1,100 to approximately $720 to $780.

In addition, in August 2014, Noridian issued a draft local coverage determination, or LCD, that proposes to revise coverage and impose policy limits related to genetic testing, including testing for the CYP2D6 and CYP2C19 enzymes which are part of our IDgenetix tests. The draft LCD would impact all three therapeutic areas in which we currently offer testing (cardiovascular disease, neuropsychiatric disorders and pain) as well as those therapeutic areas we intend to expand in (neurology and rheumatology). The draft LCD is similar to the LCDs of two other MACs (Palmetto GBA and CGS Administrators) that already restrict coverage of the CYP2D6 and CPY2C19 enzymes to only certain patients with depression who are initiating therapy with one of three specified medications (for CYP2D6) and patients with acute coronary syndrome (ACS) undergoing percutaneous coronary interventions (PCI) who are initiating or reinitiating Plavix therapy (for CPY2C19). Palmetto and CGS currently consider all other clinical indications as investigational at this time. Noridian’s draft LCD, if finalized, would adopt the same coverage criteria. The draft LCD was subject to a 60-day comment period beginning on September 3, 2014 and ending on November 3, 2014. If the proposed LCD as currently drafted is finalized, it would limit coverage of CPY2D6 and CYP2C19 testing, which would impact all three therapeutic areas in which our IDgenetix tests are offered and adversely affect our business. We currently have plans in place that we expect may mitigate some of the expected impacts of this proposed LCD on our business, primarily through re-configuring our IDgenetix tests to harmonize with the LCD in a manner consistent with approaches by other industry providers. With the projected implementation of these plans, and based upon the historical ordering patterns of our customers, we expect that our average Medicare reimbursement per sample will decrease to approximately $600 to $620 if the LCD is implemented as drafted.

We are continuing to take other steps to mitigate this and any future reimbursement risk through:

•

continued correspondence with CMS and local MACs to encourage greater alignment between the FDA’s positions on drug warnings related to pharmacogenetics and Medicare’s and MAC’s positions on clinical utility; and

•	continued investments in our own clinical studies to establish clinical utility of our IDgenetix tests as a way to establish national or local coverage determinations specific to our IDgenetix tests.

However, there can be no assurance that we will be successful in any of these efforts.

Palmetto GBA, the current MAC for North Carolina, South Carolina, Virginia and West Virginia and the former MAC for California, developed the Molecular Diagnostic Services Program, or MolDX, in 2011. As part of this program, Palmetto issued a Molecular Test Panel Edit Alert in November 2014 which announced that laboratories performing test panels in affected jurisdictions should start to register each panel, obtain a unique MolDX identifier for each panel, and bill such panels using a single current procedural terminology, or CPT, code and the unique MolDX identifier. Laboratories that perform molecular diagnostic testing and submit claims to Palmetto GBA or Noridian may be affected by the MolDX program, as Noridian is responsible for administering the MolDX program and implementing the MolDX guidelines developed by Palmetto in California. Effective July 1, 2015, Palmetto has announced that it will begin rejecting claims for tests performed as panels and not billed in accordance with the MolDX program. We intend to register each of our IDgenetix test panels and obtain a unique MolDX identifier for test panels if it is required of us by Palmetto or Noridian before July 1, 2015. Although not part of the announcement, it is possible that payments under the test panels may lead to a reduction in payments for our tests, which could have a material adverse financial impact on us.

Even with these current and potential developments in Medicare reimbursement, we believe that we have developed our business model to withstand these and future impacts of decreases in reimbursement, primarily based upon the following factors:

•

We have designed our cost structure to maintain positive gross margins even with the risk of decreases in reimbursement, supporting our belief that our cost of sales differentiation is a competitive advantage. For the nine months ended September 30, 2014, we generated gross margin of approximately 81% from our diagnostic testing revenues. Even with future expected and potential changes in reimbursement in the near- and long-term, we believe that we will be able to maintain gross margins for our diagnostic testing revenue in the 65% to 70% range; and

•

We have elected to launch our business using third-party sales organizations which are paid a commission based primarily upon a percentage of sales, which has allowed us to better absorb the impact of changes in reimbursement. If reimbursement rates decline, so will our sales and marketing costs.

Some private insurers and other third-party payors link their rates to Medicare’s reimbursement rates, and a reduction in Medicare reimbursement rates for clinical laboratory services could result in a corresponding reduction in the reimbursements we receive from such third-party payors. Our revenue growth depends on our ability to achieve broader coverage and reimbursement at increased levels from third-party payors and to expand our base of prescribing physicians.

We expect our revenue growth will increase as more third-party payors make positive coverage decisions, which should enhance our collections. If we are unable to expand the base of prescribing physicians at an acceptable rate, or if we are not able to execute our strategy for increasing reimbursement, we may not be able to effectively increase our revenue. In addition, any reductions in coverage and reimbursement levels for our IDgenetix testing services would decrease our revenue and adversely affect our results of operations and financial condition.

Revenue Recognition

We recognize revenue from our Medicare customers when we issue the final IDgenetix test report, provided that all revenue recognition criteria are met. We recognize all revenue from non-Medicare customers when payment is received. We will continue to recognize revenue from non-Medicare customers on a cash basis until we can establish payment history with these customers and can reliably estimate the amount that will be ultimately collected. Because the timing and amount of cash payments received from payors is difficult to predict, we expect that our revenue will fluctuate significantly in any given quarter.

Because we are in the early stages of commercialization of IDgenetix, we have had limited payment and collection history, particularly from our non-medicare customers. Notwithstanding our efforts to obtain payment for our tests, payors may deny our claims, in whole or in part, and we may never receive revenue from previously performed but unpaid tests. Revenue from these tests, if any, may not be equal to the billed amount due to a number of factors, including differences in reimbursement rates, the amounts of patient co-payments, the existence of secondary payors and claims denials.

We record the expense for tests in the period in which the test is conducted and recognize revenue for tests in the period in which our revenue recognition criteria are met. Accordingly, any revenue that we receive in respect of previously performed but unpaid IDgenetix tests will favorably impact our liquidity and results of operations in future periods.

Increased Adoption by Institutional Healthcare Organizations

We recently entered into an agreement for our first pilot study with a managed care organization. We intend to devote significant financial resources and personnel to sponsor or co-sponsor additional clinical studies within other institutional healthcare organizations. The intent of these studies will be to collect clinical data on IDgenetix-guided therapy, as compared to the current standard of care, against defined clinical endpoints, such as number of prescription drugs, hospitalizations and length of stay, and other health assessments. However, we expect that we may have very little control over, or insight into, the conduct of any such clinical studies. Negative, or even mixed, results from any such study or from similar studies undertaken independently by healthcare providers or our competitors could harm our reputation and could have a negative impact on our relationship with the applicable healthcare organization and on our ability to market our services to other healthcare organizations, which could harm our business.

Expansion of our IDgenetix Portfolio

We believe our future success is dependent upon our ability to successfully market our existing IDgenetix test portfolio to additional healthcare providers within the United States and to develop and commercialize enhanced tests or additional tests aimed at additional therapeutic areas. Our pipeline of new tests is in various states of development and may take more time to commercialize than we currently anticipate. Furthermore, enhancing or developing new tests requires us to anticipate patients’, healthcare providers’ and payors’ needs and emerging technology trends accurately. We may experience research and development, regulatory, marketing and other difficulties that could delay or prevent our introduction of enhanced or new tests.

Seasonal Fluctuations

Although we only launched our IDgenetix tests in the fourth quarter of 2013 and have not experienced any known impact of seasonality on our business to date, we expect that our business could be subject to fluctuations in volume throughout the year. Like other companies in our field, vacations by physicians and patients could negatively affect our volumes during the summer months and during the end-of-year holidays compared to other times of the year. Our reimbursed rates and cash collections could also be subject to seasonality. Medicare has historically made downward adjustments in its fee schedules at the beginning of the year, which may negatively affect our reimbursement. Additionally, patient deductibles generally reset at the beginning of each year, which means that patients early in the year are responsible for a greater portion of the cost of our tests, and we have lower collection rates from individuals than from Medicare and third-party payors. Later in the year, particularly in the fourth quarter, we expect we could experience better payment results as third-party payors tend to clear pending claims toward year end. This trend could increase our cash collections in the fourth quarter and decrease cash collections for the subsequent first quarter of the succeeding year. The effects, if any, of these seasonal fluctuations in future periods may be obscured by the growth of our business.

Liquidity and Capital Resources

We have incurred significant losses since our inception, including net losses of $1.6 million and $4.1 million in the years ended December 2012 and 2013, respectively. As of September 30, 2014, our accumulated deficit was $19.2 million and we had $7.5 million in cash and cash equivalents and $12.4 million in borrowings under our credit facility with SVB. Subsequent to September 30, 2014, we repaid the $2.4 million balance on the working capital line of credit under this credit facility, and in November 2014, we amended the LSA with SVB pursuant to which we borrowed an additional $10.0 million in term debt and the working capital line of credit was cancelled. Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents and anticipated future revenue, will be sufficient to fund our operations through at least the next 12 months.

The report of our independent registered public accounting firm on our audited financial statements for the year ended December 31, 2013 includes an explanatory paragraph stating that our recurring losses from operations and negative cash flows from operating activities raise doubt about our ability to continue as a going concern. If we are unable to obtain additional financing on commercially reasonable terms, our business, financial condition and results of operations will be materially adversely affected and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements. We may obtain additional financing in the future through other equity or debt financings or through collaborations or partnerships with other companies.

The following table sets forth a summary of the net cash flow activity for each of the periods set forth below (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(unaudited)
Net cash used in operating activities	$(1,535)	$(4,929)	$(2,104)	$(4,280)
Net cash used in investing activities	(164)	(1,176)	(844)	(1,228)
Net cash provided by financing activities	174	8,735	6,378	10,041

Net (decrease) increase in cash and cash equivalents	$(1,525)	$2,630	$3,430	$4,533

Net cash used in our operating activities was $2.1 million for the nine months ended September 30, 2013 as compared to $4.3 million for the same period in 2014. Net cash used in our operating activities was $1.5 million and $4.9 million for the years ended December 31, 2012 and 2013, respectively. The primary use of cash was to fund our net losses in each of these years ended December 31, 2012 and 2013, and for the nine months ended September 30, 2013 and 2014, to advance the development, commercialization and expansion of our IDgenetix test portfolio.

Net cash used in our investing activities was $0.8 and $1.2 million for the nine months ended September 30, 2013 and 2014, respectively. During the years ended December 31, 2012 and 2013, our investing activities used cash of $0.2 million and $1.2 million, respectively. Cash used in our investing activities for each of these periods was due to the purchase of property and equipment to support our operations.

Net cash provided by our financing activities in the nine months ended September 30, 2013 was $6.4 million, attributed to proceeds from issuance of shareholder notes payable, which were ultimately converted into preferred stock in connection with our Series B preferred stock financing in May 2013. During the nine months ended September 30, 2014 our financing activities provided net cash of $10.0 million, attributed to net proceeds from our credit facility with SVB, offset in part by the repayment of existing equipment loans. Our financing activities in the year ended December 31, 2012 provided net cash of $0.2 million, compared to $8.7 million during the year ended December 31, 2013. Financing activities in 2012 consisted of proceeds from the first closing on our shareholder notes payable. Financing activities in 2013 consisted of the net proceeds from our issuance of 7.3 million shares of Series B redeemable convertible preferred stock, stockholder notes payable and our bank credit facility.

Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	fluctuations in our gross margin and negative operating margin;

•	our ability to generate sales including the commercial success of IDgenetix testing services;

•	fluctuations in working capital;

•	the costs to sponsor or co-sponsor IDgenetix-guided clinical studies as part of our strategy to target institutional healthcare providers;

•	the costs to expand our sales, marketing and customer service capabilities;

•	the costs of product development initiatives, including expanding our IDgenetix test portfolio;

•	the additional costs we may incur as a result of operating as a public company; and

•	the extent to which we acquire or invest in new businesses, products or technologies, or expand internationally.

Until such time, if ever, as we can generate more substantial revenue, we may be required to finance our cash needs through equity or debt financings or through collaborations or partnerships with other companies. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. If we are unable to raise additional funds through equity, debt financings, or through collaborations or partnerships with other companies when needed, we may be required to delay, limit, reduce or terminate our commercialization and product development efforts.

Results of Operations

Comparison of the Nine Months Ended September 30, 2013 and 2014

	Nine Months Ended September 30,		Dollar Change	% Change
	2013	2014
	(unaudited)
	(in thousands)
Revenue:
Diagnostic testing	$—	$9,067	$9,067
Research services and other	4,235	4,542	307	7%

Total revenue	4,235	13,609	9,374	221%
Cost of revenue:
Diagnostic testing	—	1,763	1,763
Research services and other	3,036	3,008	(28)	(1)%

Total cost of revenue	3,036	4,771	1,735	57%

Gross profit	1,199	8,838	7,639	637%
Operating expenses:
Research and development	1,134	2,485	1,351	119%
Sales and marketing	1,098	5,246	4,148	378%
General and administrative	1,927	6,432	4,505	234%

Total operating expenses	4,159	14,163	10,004	241%

Loss from operations	(2,960)	(5,325)	(2,365)	(80)%
Interest expense and other income, net	24	(388)	(412)	(1,717)%
Loss from change in fair value of warrant liability	—	(194)	(194)

Net loss	$(2,936)	$(5,907)	$(2,971)	101%

Revenue

Our revenue is derived from our IDgenetix diagnostic testing, research services and license payments. Our revenue and samples processed were as follows (in thousands):

	Nine Months Ended September 30,		Change	% Change
	2013	2014
	(unaudited)
Revenue:
Diagnostic testing	$—	$9,067	$9,067
Research services and other	4,235	4,542	307	7%

Total	$4,235	$13,609	$9,374	221%

% of Revenue:
Diagnostic testing	—%	67%
Research services and other	100%	33%

Total	100%	100%

IDgenetix samples processed:
Medicare	—	7,972	7,972
Non-Medicare	—	5,543	5,543

Total	—	13,515	13,515

IDgenetix samples for which revenue was recognized:
Medicare	—	7,972	7,972
Non-Medicare	—	1,737	1,737

Total	—	9,709	9,709

Our diagnostic testing revenue for the nine months ended September 30, 2014 was $9.1 million, attributable to the commercial launch of our IDgenetix test portfolio in October 2013, and represented 67% of our total revenue. We expect that revenue from diagnostic testing will continue to increase in absolute dollars and as a percentage of our revenue for the remainder of 2014 and beyond.

We are not dependent upon a single or small number of healthcare providers, which we consider to be the customers for IDgenetix testing, the loss of which would have a material adverse effect on our business. A relatively small number of contract sales organizations and distributors generate a significant percentage of our diagnostic testing revenue. For the nine months ended September 30, 2014, three of our contract sales organizations, PGx Medical, LLC, B&D Medical, LLC and Core Genetics, Inc., generated 35%, 28% and 17% of our diagnostic testing revenue, respectively. In addition, a relatively small number of third-party payors comprises the majority of our IDgenetix test revenue. Medicare comprised 83% of our diagnostic testing revenue for the nine months ended September 30, 2014.

Our research services and other revenue increased $0.3 million, or 7%, during the nine months ended September 30, 2014 as compared to the same period in 2013. This increase is primarily due to timing of performing services when compared to the nine months ended September 30, 2013. Our research services and other revenue has historically fluctuated from period to period and likely will continue to fluctuate in the future based upon the timing and composition of funding under existing and future agreements, as well as our partners’ clinical trial and regulatory approval timelines.

For the nine months ended September 30, 2013, revenue from two of our customers represented 21% and 14% of our research services and other revenue, respectively. During the nine months ended September 30, 2014, revenue from two customers represented 30% and 11% of research services and other revenue, respectively. In addition, because Noridian is no longer reimbursing for IDgenetix tests covering the CYP1A2 gene, effective as of July 2014, we expect that our weighted-average reimbursement rate per sample will decrease from approximately $1,000 to $1,100 to approximately $720 to $780 with a further reduction to approximately $600 to $620 if the draft LCD from Noridian becomes effective.

Cost of Revenue

Our cost of revenue increased $1.7 million, or 57%, during the nine months ended September 30, 2014 as compared to the same period in 2013. This increase is attributable primarily to the commercial launch of our IDgenetix test portfolio in October 2013. We established technological feasibility in October 2013, and materials that were purchased prior to October 2013 were previously expensed to research and development but were consumed in commercial operations in 2013.

Our gross profit increased $7.6 million, or 637%, during the nine months ended September 30, 2014 as compared to the same period in 2013, and our gross margin improved from 28% to 65%. This improvement is attributable to both efficiencies in our research services operating costs and sales from our IDgenetix tests, which typically have higher margins than our research services and other revenue.

Many of the consumable supplies and reagents used as raw materials in our IDgenetix testing process are procured from a limited number of suppliers, some of which are sole-source. Two suppliers accounted for approximately 54% and 15%, respectively, of our materials purchases for nine months ended September 30, 2014.

Research and Development

Our research and development expenses increased $1.4 million, or 119%, during the nine months ended September 30, 2014 as compared to the same period in 2013. This increase was primarily due to increased personnel, materials and other costs we incurred to advance the development, commercialization and expansion of our IDgenetix test portfolio.

Sales and Marketing

Our sales and marketing expenses increased $4.1 million, or 378%, during the nine months ended September 30, 2014 as compared to the same period in 2013. The increase was driven primarily by the following costs associated with the commercialization of our IDgenetix test portfolio:

•	sales commissions to our distributors and contract sales organizations;

•	personnel-related costs related to the establishment of our customer service and marketing functions; and

•	direct marketing expenses and consulting costs.

General and Administrative

Our general and administrative expenses increased $4.5 million, or 234%, during the nine months ended September 30, 2014 as compared to the same period in 2013. This increase is primarily attributable to costs related to expanding our executive, regulatory, finance and accounting, human resources and legal functions, consisting primarily of personnel-related costs, audit and legal expenses, outside services and consulting costs. We expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and NASDAQ, additional insurance expenses, investor relations activities and other administrative and professional services.

Comparison of the Years Ended December 31, 2012 and 2013

	Year Ended December 31,		Change	% Change
	2012	2013
	(in thousands)
Revenue:
Diagnostic testing	$—	$196	$196
Research services and other	6,915	7,150	235	3%

Total revenue	6,915	7,346	431	6%
Cost of revenue:
Diagnostic testing	—	101	101
Research services and other	4,772	4,663	(109)	(2)%

Total cost of revenue	4,772	4,764	(8)	0%

Gross profit	2,143	2,582	439	20%
Operating expenses:
Research and development	777	1,733	956	123%
Sales and marketing	1,555	1,842	287	18%
General and administrative	1,405	3,092	1,687	120%

Total operating expenses	3,737	6,667	2,930	78%

Loss from operations	(1,594)	(4,085)	(2,491)	156%
Interest expense and other income, net	9	27	18	200%

Net loss	$(1,585)	$(4,058)	$(2,473)	156%

Revenue

Our revenue are derived from our IDgenetix diagnostic testing, research services and license payments. Our revenue and samples processed were as follows (in thousands):

	Year Ended December 31,		Change	% Change
	2012	2013
Revenue:
Diagnostic testing	$—	$196	$196
Research services and other	6,915	7,150	235	3%

Total	$6,915	$7,346	$431	6%

% of Revenue:
Diagnostic testing	—%	3%
Research services and other	100%	97%

Total	100%	100%

IDgenetix samples processed:
Medicare	—	230	230
Non-Medicare	—	118	118

Total	—	348	348

IDgenetix samples for which revenue was recognized:
Medicare	—	230	230
Non-Medicare	—	7	7

Total	—	237	237

Our diagnostic testing revenue for the year ended December 31, 2013 was $0.2 million, attributable to the commercial launch of our IDgenetix test portfolio in October 2013, and represented 3% of our total revenue. We expect that revenue from diagnostic testing will continue to increase in absolute dollars and as a percentage of our revenue for the remainder of 2014 and beyond.

For the year ended December 31, 2013, two of our contract sales organizations, PGx Medical, LLC and B&D Medical, LLC, generated 66% and 26% of our diagnostic testing revenue, respectively. Medicare comprised 96% of our diagnostic testing revenue for the year ended December 31, 2013.

Our research services and other revenue increased $0.2 million, or 3%, during the year ended December 31, 2013 as compared to the same period in 2012. This increase was primarily attributable to increased volume in research services activity offset by a reduction in license revenue from 2012. Our research services and other revenue has historically fluctuated from period to period and likely will continue to fluctuate in the future based upon the timing and composition of funding under existing and future agreements, as well as our partners’ clinical trial and regulatory approval timelines.

For the year ended December 31, 2012, revenue from two customers represented 13% and 10% of our research services and other revenue, respectively. For the year ended December 31, 2013, revenue from three customers represented 22%, 12% and 11% of our research services and other revenue, respectively.

Cost of Revenue

Our cost of revenue remained relatively flat from 2012 to 2013, even as our revenue levels increased, and our gross profit increased by $0.4 million. Our gross margin increased from 31% to 35%, attributable to higher realization on our research services revenue, and, to a lesser extent, contribution from our IDgenetix tests which we launched commercially in October 2013. We established technological feasibility in October 2013, and materials that were purchased prior to October 2013 were previously expensed to research and development but were consumed in commercial operations in 2013.

Two suppliers accounted for approximately 54% and 12%, respectively, of our materials purchases for the year ended December 31, 2013.

Research and Development

Our research and development expenses increased $1.0 million, or 123%, from 2012 to 2013. This increase was primarily due to increased personnel, materials and other costs we incurred to advance the development, commercialization and expansion of our IDgenetix test portfolio.

Sales and Marketing

Our sales and marketing expenses increased $0.3 million, or 18%, from 2012 to 2013. We only began to incur expenses related to the commercial sales of IDgenetix in late 2013.

General and Administrative

Our general and administrative expenses increased $1.7 million, or 120%, from 2012 to 2013. This increase is primarily attributable to costs related to expanding our executive, regulatory, finance and accounting, human resources and legal functions, consisting primarily of personnel-related costs, audit and legal expenses, outside services and consulting costs.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue and expenses during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our audited consolidated financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements and understanding and evaluating our reported financial results.

Revenue Recognition

We recognize revenue when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured.

Diagnostic Testing Revenue

We generally bill third-party insurance providers upon generation and delivery of an IDgenetix test result to the ordering physician following completion of a test. We recognize revenue upon delivery of the test results to the ordering physician when the above revenue recognition criteria have been met, based upon one or all of the following: (1) We have an established payment history with the payer and collectibility is reasonably assured; (2) we have a contractual arrangement with the payer; or (3) as in the case of Medicare, the payer has published data on approved reimbursement rates for our IDgenetix tests. We recognize revenue for Medicare patients based on amounts allowed by the Center for Medicare and Medicaid Services, or CMS, National Laboratory Fee Schedule or Medicare local coverage determinations for services provided as defined by the CPT codes, provided that all revenue recognition criteria are met. We received our authorized Medicare National Provider Identification number, or NPI, in November 2013.

For those tests completed for which the above revenue recognition criteria have not been met at the time the test results are delivered, we recognize revenue on a cash basis, as the fee is not considered fixed and determinable or we cannot reliably estimate the amount that will be ultimately collected. We assume the benefits and risk of collection with the third-party payors. Patients may also have out-of-pocket costs for amounts not covered by their insurance carriers, and we bill the patient directly for these amounts in the form of co-pays and deductibles in accordance with their insurance carrier and health plans. Some payors may not cover the IDgenetix tests as ordered by the physician under their reimbursement policies. Consequently, we pursue reimbursement on a case-by-case basis. We will continue to recognize diagnostic testing revenue upon cash collection for non-Medicare payors until we can reliably estimate the amount that is fixed and determinable and that will be ultimately collected.

Research Services and Other Revenue

We regularly enter into contracts where revenue is derived from multiple elements including assay development and sample testing services. The delivery of these services is within a short time from the contract execution date; however, delivery may vary based on the complexity of the deliverable. Revenue recognition for contracts with multiple elements is based on the individuals units of accounting determined to exist in the contract. A delivered item is considered a separate unit of accounting when the delivered item has value to the customer on a stand-alone basis.

We allocate revenue at the inception of the agreement to all deliverables based on their relative selling price. The relative selling price for each deliverable is determined using vendor specific objective evidence, or VSOE, of selling price or third-party evidence of selling price if VSOE does not exist. If neither VSOE nor third-party evidence of selling price exists, we use our best estimate of the selling price for the deliverable. We have determined that assay development, assay validation and sample testing each have stand-alone value due to the fact that such services have been sold separately. Revenue for assay development and assay validation services is recognized upon delivery of assay development and assay validation reports to the customer. Revenue for sample testing services is recognized when earned, which is generally at the time the sample testing results data is made available for delivery to the customer or agreed-upon performance conditions are met. Due to the customized nature of each assay development, we have not established a selling price using VSOE or third-party evidence. Given the lack of VSOE and third-party evidence, we rely upon prices set by management. These prices are generally based on an estimate of the amount of time and materials required to perform the services, plus a reasonable profit margin.

We also enter into agreements to license certain technology rights on an exclusive or nonexclusive basis in exchange for license fees and/or royalties. When a payment is specifically tied to a separate earnings process, revenue is recognized when the specific performance obligation associated with the payment is completed.

Cash received in advance of services being performed is recorded as deferred revenue and recognized as revenue when services are performed over the applicable term of the agreement.

Facility Lease

During the second quarter of 2014, we negotiated certain landlord/tenant incentives, rent holidays and escalations in the base price of rent payments under an operating lease for our new facility, which we expect to occupy in early 2015. We are accounting for this lease under Accounting Standards Codification, or ASC, 840 “Leases,” pursuant to which we are the accounting owner of the leasehold improvements being constructed on our behalf. For purposes of determining the period over which the incentives are recognized or amortized, the initial term of an operating lease includes the build-out period of leases, where no rent payments are typically due under the terms of the lease. We recognize rent holidays and rent escalations on a straight-line basis over the initial lease term. The landlord/tenant incentives are recorded as an increase to deferred rent in our balance sheets and are amortized on a straight-line basis over the initial lease term. Deferred rent balances are classified as short-term or long-term in our balance sheets based upon the period when reversal of the liability is expected to occur.

We amortize leasehold improvements, including amounts funded by landlord/tenant incentives or allowances, for which the related deferred rent is amortized as a reduction of lease expense, over the shorter of their economic lives or the lease term.

Stock-Based Compensation

Stock-based compensation expense for awards with time-based vesting criteria is recognized as expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. For awards with performance-based vesting criteria, we assess the probability of the achievement of the performance conditions at the end of each reporting period and recognize the share-based compensation costs when it becomes probable that the performance conditions will be met.

Valuation of Stock Options under the 2008 Equity Incentive Plan

We estimate the fair value of stock option awards on the date of grant using assumptions about volatility, expected life of the awards, risk-free interest rate, and dividend yield rate. The expected volatility in this model is based on an analysis of our publicly traded peers. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time awards are granted, based on maturities which approximate the expected life of the options. The expected life of the options granted is estimated using the historical exercise behavior of employees and an analysis of our peers. The expected dividend rate takes into account the absence of any historical payments and our intention to retain all earnings for future operations and expansion.

The weighted average assumptions used in the Black-Scholes option pricing model to determine the fair value of the employee stock option grants were as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(unaudited)
Expected volatility	56.4%	71.5% - 71.8%	71.5%	69.3% - 72%
Dividend yield	0%	0%	0%	0%
Risk-free interest rate	0.9% - 1.8%	0.9% - 1.9%	0.9%	1.9 - 2.0%
Expected term in years	6.1	6.1	6.1	6.0 - 6.1

We granted options to purchase an aggregate of 209,083 shares of common stock during the nine months ended September 30, 2014.

Valuation of Merger Consideration for Acquisition of IDGenetix, Inc.

In connection with our acquisition of IDGenetix, Inc., we issued an aggregate of 1.6 million restricted shares of common stock, or the Merger Consideration Stock Awards, and warrants to purchase 778,686 million shares of common stock, or the Merger Consideration Warrants, to the three stockholders of IDGenetix, Inc., who became our executive officers after the closing of the merger. We collectively refer to the Merger Consideration Stock Awards and the Merger Consideration Warrants as the Merger Consideration. The Merger Consideration is subject to defined service and performance criteria.

In accordance with ASC Topic No. 718, “Stock Compensation,” we account for the Merger Consideration as post-combination compensation. Twenty-five percent of the Merger Consideration is recognized on a straight-line basis over the service period. The remaining 75% is subject to the achievement of defined revenue and EBITDA performance conditions for which we estimate the Merger Consideration expected to vest at each reporting period, and we expense the aggregate value (based upon the per share value determined at the valuation date) over the remaining performance period, also through December 31, 2015. Pursuant to the original merger agreement, upon the occurrence of a liquidity event, initially defined to be the sale of our company or substantially all of our assets, all of the Merger Consideration held in escrow will be released. In June 2014, the merger agreement was amended to revise the definition of liquidity event to include the completion on an initial public offering, or IPO. As a result, upon either the sale of our company or an IPO, all of the Merger Consideration held in escrow will be released and all related unrecognized share-based compensation expense will be accelerated at that time.

The initial grant date fair value of Merger Consideration Stock Awards and Merger Consideration Warrants was determined to be $0.41 per share and $0.07, respectively, at the close of the merger on May 30, 2013, representing an aggregate fair value of approximately $0.7 million. In accordance with ASC Topic No. 718, we account for the June 2014 amendment to the Merger Agreement as a modification to the Merger Consideration. The modification had no impact on the fair value of the Merger Consideration that was estimated to be probable of vesting as of the modification date. The modification results in incremental stock-based compensation expense of up to $6.1 million for the Merger Consideration that was estimated to be improbable of vesting as of the modification date. The probability of our achievement of the 2015 revenue and EBITDA performance conditions is reassessed each reporting period and cumulative catch-up adjustments of stock-based compensation are recorded as necessary.

As of December 31, 2013 and September 30, 2014, there was approximately $0.6 million and $0.5 million, respectively, of unrecognized stock-based compensation expense related to the Merger Consideration that was deemed probable of vesting upon the modification date. As of September 30, 2014, there was approximately $5.9 million of unrecognized stock-based compensation expense related to the modified Merger Consideration that was deemed improbable of vesting upon the modification date.

We determined the fair value of the Merger Consideration using a hybrid method to allocate the equity value of our company to the common shares and warrants based on our capital structure. The assumptions used in these valuation models included: (1) management’s revenue projections; (2) probability and timing of various liquidity event dates; (3) weighted-average cost of capital that included the addition of a company specific risk premium to account for uncertainty associated with us achieving future cash flows; (4) selection of appropriate market comparable transactions and multiples; (5) expected volatility; and (6) risk-free rate.

Determination of the Fair Value of Common Stock

Because our common stock is not currently publicly traded, our board of directors, with the assistance of management, uses significant judgment to estimate the fair value of our common stock. Following the closing of this offering, the fair value of our common stock will be determined based on the closing price of our common stock on NASDAQ.

The following table summarizes by grant date the number of shares of common stock underlying stock options granted from January 1, 2013 through the date of this prospectus, as well as the associated per share exercise price and the estimated fair value per share of our common stock on the grant date:

Grant Date	Number of Common Shares Underlying Options Granted	Exercise Price Per Common Share	Assessed Fair Value Per Common Share for Financial Accounting Purposes	Intrinsic Value per Share at Date of Grant
May 1, 2013	3,891	$1.39	$0.41	$—
December 16, 2013	188,290	$0.89	$1.73	$0.84
February 19, 2014	17,514	$0.89	$4.54	$3.65
February 24, 2014	614	$0.89	$4.54	$3.65
June 30, 2014	104,803	$5.64	$5.64	$—
August 8, 2014	24,787	$6.88	$6.88	$—
September 29, 2014	61,365	$8.42	$8.42	$—
November 18, 2014	339,334	$8.42	$8.42	$—
December 19, 2014	10,449	$10.88	$10.88	$—

We are required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations using the Black-Scholes option pricing model, or OPM. The fair value of the common stock underlying our stock-based awards was determined on each grant date by our board of directors, with input from management and utilization of an independent third-party valuation consultant. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date, our board of directors considered various objective and subjective factors, along with input from management, to determine the fair value of our common stock, including:

•

the prices of our redeemable convertible preferred stock, and the rights, preferences and privileges of our redeemable convertible preferred stock as compared to those of our common stock, including the liquidation preferences of our redeemable convertible preferred stock;

•	our results of operations, financial position and achievement of enterprise milestones;

•	the composition of, and changes to, our management team and board of directors;

•	the lack of marketability of our common stock as a private company;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	external market conditions affecting the life sciences and biotechnology industry sectors;

•	the likelihood of achieving a liquidity event for the holders of our common stock, such as an IPO or a sale of our company, given prevailing market conditions; and

•	the conclusions of contemporaneous valuations of our common stock by an unrelated valuation specialist

In addition to the above factors, as part of its assessment of the fair value of our common stock for purposes of making stock option grants, our board of directors considered appraisals of the value of our common stock as of December 31, 2011, May 31, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 15, 2014, July 18, 2014, September 29, 2014 and December 15, 2014, which were prepared by an independent third-party valuation consultant using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the AICPA Practice Aid. The AICPA Practice Aid prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its common stock.

For each valuation date through December 31, 2013, we determined the fair value of our common stock by using the OPM method. We adjusted our estimates of fair value between valuation periods based upon changes in overall market conditions, revenue projections, and achievement of milestones. In connection with our preparation of the 2013 audited financial statements, in light of the increase in our enterprise value indicated by the integration of IDgenetix, and successful launch of our diagnostic services, we reassessed the fair value of our common stock during 2013 on a retrospective basis for financial reporting purposes. Our retrospective assessment involved updating the inputs into our valuation model. As a result, we concluded that the fair value of our common stock solely for accounting purposes had increased from $0.89 per share at December 16, 2013 and February 19, 2014 to $1.73 per share and $4.54 per share, respectively.

Beginning with the March 31, 2014 valuation, we began to utilize a hybrid method to determine the fair value of our common stock, which incorporated use of both the probability-weighted return methodology, or PWERM, and the OPM due to the increased probability of an IPO or other liquidity event given our recent successful launch of our diagnostic services and its continued market acceptance in early 2014. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class. In the hybrid method, the OPM is used to estimate the allocation of value within one or more of PWERM scenarios. The hybrid method can be a useful alternative to explicitly modeling all PWERM scenarios in situations when we have transparency into one or more near-term exits but is unsure about what will occur if the current plans fall through. The hybrid model was selected at this time for the reasons described above, including our plans relating to this offering.

Under the hybrid method, the OPM was used to allocate the equity value considering the probability that an IPO or other liquidity event does not occur in the near-term. Under this scenario, private transactions in our Series B redeemable convertible preferred stock and a revenue multiple analyses were utilized to determine the fair value of our company. This value was then allocated using an OPM to determine the fair value of our shares under this scenario. The PWERM scenarios in the hybrid method consider multiple exit, or liquidity, events. The estimated time to liquidity was based on the probability weighted time of a liquidity event considering these scenarios.

March 2014 Valuation

The common stock valuation was $4.54 per share at March 31, 2014, an increase of $2.81 per share from the reassessed fair value as of December 2013. Between December 2013 and March 2014, we continued to see an increase in market acceptance of our diagnostic services resulting in an increased probability of an IPO or other liquidity event within a shorter time horizon. For our March 31, 2014 valuation, we assessed the time to a liquidity event to have decreased from 2.0 years as of December 31, 2013 to 0.6 – 1.0 years as of March 31, 2014 with our estimates of possible future scenarios being 5% probability of an IPO within 0.5 years, 5% probability of an IPO within 1.0 year, 10% probability of a sale of the company within 1.0 year and 80% probability of staying private.

June 2014 Valuation

The common stock valuation was $5.64 per share at June 15, 2014, an increase of $1.10 per share from the third-party valuation at March 31, 2014. Between March 31, 2014 and June 15, 2014, we continued to see significant growth of our diagnostic services resulting in our assessment of continued increase in the likelihood of an IPO or other liquidity event. For our June 15, 2014 valuation, we assessed the time to a liquidity event to have decreased from 0.5 – 1.0 years as of March 31, 2014 to 0.38 – 0.79 years as of June 15, 2014 with our estimates of possible future scenarios being 7.5% probability of an IPO within 0.38 years, 7.5% probability of an IPO within 0.79 years, 15% probability of a sale of the company within 0.79 years and 70% probability of staying private.

July 2014 Valuation

The common stock valuation was $6.88 per share at July 18, 2014, an increase of $1.24 per share from the third-party valuation at June 15, 2014. Between June 15, 2014 and July 18, 2014, we continued to see continued growth of our diagnostic services resulting in our assessment of continued increase in the likelihood of an IPO or other liquidity event. For our July 18, 2014 valuation, we assessed the time to a liquidity event to have decreased from 0.38 – 0.79 years as of June 15, 2014 to 0.29 – 0.70 years as of July 18, 2014 with our estimates of possible future scenarios being 10.0% probability of an IPO within 0.29 years, 10.0% probability of an IPO within 0.70 years, 20% probability of a sale of the company within 0.70 years and 60% probability of staying private.

September 2014 Valuation

The common stock valuation was $8.42 per share at September 29, 2014, an increase of $1.54 per share from the third-party valuation at July 18, 2014. Between July 18, 2014 and September 29, 2014, we continued to see continued growth of our diagnostic services; however, due to unfavorable market conditions and the resulting impact on the market valuations of our peers, we delayed the timing of our proposed IPO. For the September 29, 2014 valuation, we assessed the time to a liquidity event to have increased from 0.29 – 0.70 years as of July 18, 2014 to 0.33 – 0.75 years as of September 30, 2014 with our estimates of possible future scenarios being 35% probability of an IPO within 0.33 years, 15% probability of an IPO within 0.75 years, 10% probability of a sale of the company within 0.75 years and 40% probability of staying private.

December 2014 Valuation

The common stock valuation was $10.88 per share at December 15, 2014, an increase of $2.46 per share from the third-party valuation at September 29, 2014. Between September 29, 2014 and December 15, 2014, we continued to see significant growth of our diagnostic services resulting in our assessment of continued increase in the likelihood of an IPO or other liquidity event. For our December 15, 2014 valuation, we assessed the time to a liquidity event to have decreased from 0.5 – 1.0 years as of September 29, 2014 to 0.13 – 0.54 years as of December 15, 2014 with our estimates of possible future scenarios being 50% probability of an IPO within 0.13 years, 15% probability of an IPO within 0.54 years, 10% probability of a sale of the company within 0.54 years and 25% probability of staying private.

Significant assumptions for each valuation include:

	Common Stock Value(1)	Volatility(2)	Risk-Free Rate	Years to Exit	Weighted- Average Cost of Capital	Discount for Lack of Marketability
December 31, 2012	$1.37	72.7%	0.36%	3.0	25%	46.3%
May 31, 2013	$0.41	60.0%	0.41%	2.5	30%	30.0%
September 30, 2013	$1.24	61.0%	0.33%	2.0	30%	30.0%
December 31, 2013	$1.73	70.0%	0.38%	2.0	30%	30.0%
March 31, 2014(3)	$4.54	70.0%	0.29%	0.6 to 1.0	30%	15.0% to 30.0%
June 15, 2014(3)	$5.64	67.0%	0.28%	0.4 to 0.8	30%	15.0% to 30.0%
July 18, 2014(3)	$6.88	69.0%	0.31%	0.3 to 0.7	30%	15.0% to 30.0%
September 29, 2014(3)	$8.42	71.0%	0.36%	0.3 to 0.8	30%	15.0% to 30.0%
December 15, 2014(3)	$10.88	67.0%	0.18%	0.1 to 0.5	30%	15.0% to 25.0%

(1)	Common stock value for all periods in 2013 is presented giving effect to the number of shares and warrants issued in connection with our merger with IDGenetics, Inc. to the extent that such shares and warrants are expected to vest pursuant to the service and performance conditions defined in the merger agreement.
(2)	The computation of expected volatility is based on the historical volatility of a representative group of public diagnostics and life sciences companies with similar characteristics.
(3)	Derived by using OPM and PWERM in a hybrid method using multiple scenarios.

Warrants Liability

We have issued warrants to purchase up to 300,000 shares of our Series B redeemable convertible preferred stock, which are convertible into 122,950 shares of our common stock at an exercise price of $2.44 per share. These warrants are classified as liabilities in the accompanying balance sheets, as the terms for redemption of the underlying security are outside our control. The warrants are recorded at fair value using OPM. As of September 30, 2014, these warrants were valued at $7.52 per share of common stock equivalent. In connection with the first amendment to the LSA in November 2014, we issued warrants to purchase up to 114,380 shares of our Series B redeemable convertible preferred stock to SVB, which are convertible into 46,876 shares of our common stock at an exercise price of $7.47 per share. We re-measure the fair value of these warrants at each financial reporting date with any changes in fair value being recognized in other income (expense), a component of other income (expense), in the accompanying statements of operations.

We will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants to purchase redeemable convertible preferred stock, conversion of redeemable convertible preferred stock into common stock (including upon completion of this offering), or until holders of the redeemable convertible preferred stock can no longer trigger a deemed liquidation event. Upon the closing of this offering, these warrants will convert into warrants to purchase common stock, and the warrants liability will be adjusted to fair value in the consolidated statements of comprehensive loss with the final fair value reclassified to additional paid-in capital.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements (as defined by applicable regulations of the SEC) that are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources. We had no material purchase commitments at December 31, 2013 or September 30, 2014.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2013:

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
	(in thousands)
Operating leases(1)	$1,053	$276	$578	$199	$—
Principal payment on debt obligation	1,391	344	1,047	—	—
Working capital line of credit	1,200	1,200	—	—	—
Interest and fees on debt obligation	120	62	58	—	—

Total	$3,764	$1,882	$1,683	$199	$—

(1)	In August 2009, we entered into a sublease agreement with Ajinomoto Althea Technologies, Inc. pursuant to which we sublease approximately 18,500 square feet for our operations in San Diego, California. The lease is subject to charges for common area maintenance and other costs. The sublease had an initial expiration of August 31, 2017, but was amended in April 2014 to expire on April 1, 2015. The sublease provides for escalating rent payments. Rent expense is recorded on a straight line basis over the lease. After giving effect to the amendment in April 2014 which revised the expiration to April 2015, total future annual minimum lease payments at December 31, 2013 under the amended sublease would have been $0.3 million. Rent expense was $0.3 million for each of the years ended December 31, 2012 and 2013 and $0.2 million for the nine months ended September 30, 2014.

In March 2014, we entered into the amended LSA with SVB, which allows us to borrow up to $10.0 million under two term loans of $5.0 million each, and up to an additional $5.0 million under a working capital revolving credit line, based upon eligible accounts receivable. Concurrent with the execution of the LSA, we borrowed $5.0 million under one of the term loans, and in September 2014, we borrowed the remaining $5.0 million term loan. Future annual minimum payments under the term loan as of September 30, 2014 are set forth below (in thousands):

2014	$201
2015	3,544
2016	4,450
2017	3,338

Total minimum payments	11,533
Less amounts representing interest	(1,533)

Face value of long term debt	$10,000

In April 2014, we signed a lease agreement for 69,808 square feet of new office and laboratory space in San Diego for a term of 84 months, commencing upon completion of tenant improvements, which is expected in early 2015. Upon lease commencement, rent will be approximately $213,000 per month (reduced to approximately $106,500 pursuant to a partial rent abatement), which includes both base rent and tenant improvement allowances. The rent will be increased by 3% on each annual anniversary of the first day of the first full month during the lease term. The lease agreement allows for an 18-month partial abatement period starting with the first month of the lease, during which time the monthly rent shall be reduced by 50%. The lease provides us with two consecutive options to extend the term of the lease for five years each, which may be exercised with no more than 12 months and no less than nine months prior written notice. In the event we choose to extend the term of the lease, the minimum monthly rent payable for the additional term will be determined according to the then-prevailing market rate. We plan to relocate all of our operations to this new facility in 2015. In addition to the new lease, we entered into an agreement with the landlord to occupy approximately 7,500 square feet of temporary office space adjacent to the site of the new building, free of charge, until we take occupancy of the new space.

Future annual minimum lease payments under the new lease are set forth below (in thousands):

2014	$—
2015	2,555
2016	2,631
2017	2,714
2018	2,790
Thereafter	8,880

$19,570

Related Party Transactions

For a description of our related party transactions, see “Certain Relationships and Related Person Transactions.”

JOBS Act

In April 2012, the JumpStart Our Business Startups Act of 2012, or the JOBS Act, was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we are electing not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision not to take advantage of the extended transition period is irrevocable. In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an “emerging growth company” we choose to rely on such exemptions, we may not be required to, among other things, (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (3) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (4) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier.

Recently Issued Accounting Pronouncements

In November 2014, the Financial Accounting Standards Board, or FASB, issued guidance codified in Accounting Standards Update, or ASU, 2014-16, “Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (a consensus of the FASB Emerging Issues Task Force).” The ASU clarifies how current guidance should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. Specifically, the amendments clarify that an entity should consider all relevant terms and features, including the embedded derivative feature being evaluated for bifurcation, in evaluating the nature of a host contract. The ASU is effective for fiscal years and interim periods beginning after December 15, 2015. We are currently in the process of evaluating the impact of adoption of this standard on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15 (Subtopic 205-40): “Presentation of Financial Statements – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” The guidance requires management to evaluate whether there are conditions and events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued (or available to be issued when applicable). Management will be required to make this evaluation for both annual and interim reporting periods and will have to make certain disclosures if it concludes that substantial doubt exists or when its plans alleviate substantial doubt about the entity’s ability to continue as a going concern. Substantial doubt exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued (or available to be issued). The term probable is used consistently with its use in ASC Topic 450, Contingencies. The guidance is effective for annual periods ending after December 15, 2016 and for interim reporting periods starting in the first quarter 2017, with early adoption permitted. We are currently evaluating the impact of this guidance and expect to adopt the standard for the annual reporting period ended December 31, 2016.

In May 2014, the FASB and the International Accounting Standards Board, or IASB, jointly issued ASU No. 2014-09, “Revenue from Contracts from Customers,” which supersedes the revenue recognition requirements in ASC 605, “Revenue Recognition.” ASU 2014-09 is a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under GAAP and International Financial Reporting Standards. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under current authoritative guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The standard is effective for public entities for annual and interim periods beginning after December 15, 2016. There is a one-year deferral for nonpublic companies, but some companies that consider themselves private may have to follow the public company effective date if they meet certain requirements. Early adoption is not permitted under GAAP, but nonpublic companies may adopt the new standard as of the public entity effective date. We are currently evaluating the financial statement impact of the new revenue recognition standard.

In July 2013, the FASB issued ASU 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” a new accounting standard update on the financial statement presentation of unrecognized tax benefits. The new guidance provides that a liability related to an unrecognized tax benefit would be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The new guidance became effective for the Company on January 1, 2014 and it should be applied prospectively to unrecognized tax benefits that exist at the effective date with retrospective application permitted. We are currently assessing the impact of this new guidance.

In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” new disclosure guidance related to the presentation of the Statement of Comprehensive Income. This guidance requires the disclosure of the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. We adopted this accounting standard for the accounting year ended December 31, 2013. The adoption did not have any impact on our financial position or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our cash and cash equivalents as of September 30, 2014 consist of cash deposits at a financial institutions. We are exposed to market risk related to fluctuations in interest rates and market prices. Our primary exposures to market risk are the rate at which we can borrow capital and interest income sensitivity, both of which are affected by changes in the general level of U.S. interest rates. However, because our existing long-term debt bears interest at a fixed rate and we are not required to make any future borrowings, a sudden change in market interest rates would not be expected to have a material impact on our financial condition and/or results of operation.

Effects of Inflation

We do not believe that inflation and changing prices had a significant impact on our results of operations for any periods discussed above.

Internal Control Over Financial Reporting

Pursuant to Section 404(a) of the Sarbanes-Oxley Act, commencing the year following our first annual report required to be filed with the SEC, our management will be required to report on the effectiveness of our internal control over financial reporting. To comply with the requirements of being a reporting company under the Exchange Act, we may need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures, and hire additional accounting and finance staff.

In August 2014, it was determined that we did not maintain effective internal controls over the process for calculating the numerator in the calculation of our net loss per share applicable to common stockholders for the years ended December 31, 2012 and 2013 and for the three months ended March 31, 2013 and 2014. The numerator used to calculate our basic and diluted net loss per share applicable to common stockholders did not properly include the accretion of redeemable convertible preferred stock, in accordance with U.S. GAAP. Management identified a lack of sufficient oversight and review to ensure the complete and proper application of U.S. GAAP as it relates to the impact of complex equity transactions on calculating net loss per share applicable to common stockholders. This deficiency in our internal controls was deemed to be a material weakness. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. If one or more material weaknesses persist or if we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected. Although remediation efforts are still in progress, we are taking steps to remediate the material weakness in our internal control over financial reporting, primarily by hiring additional individuals with accounting expertise and, if appropriate, engaging third-party accounting consultants with the appropriate knowledge to supplement our internal and existing external resources in our computation and review processes. These actions are subject to ongoing management review and the oversight of the audit committee of our board of directors.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the year following our first annual report required to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by management over our internal control over financial reporting. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) until we are no longer an emerging growth company. We are in the very early stages of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing or any required remediation in a timely manner. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are designed and operating effectively, which could result in a loss of investor confidence in the accuracy and completeness of our financial reports. This could cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

BUSINESS

Overview

We are a commercial stage molecular diagnostics company specializing in the field of personalized medicine. IDgenetix, our pharmacogenetic, or PGx, testing portfolio, enables personalized therapeutic decisions for patients suffering from some of the most prevalent clinical conditions in the United States, including cardiovascular disease, neuropsychiatric disorders and pain. Our proprietary algorithm-based bioinformatic platform and PGx testing portfolio are intended to serve as a tool to assist healthcare providers in identifying optimal drugs for their patients as well as dosing guidelines based on a patient’s genetic make-up, current prescription regimen and other key factors. IDgenetix is designed to enable healthcare providers to make timely and evidence-based decisions, which we believe can reduce the overall cost of patient care by reducing adverse events, optimizing patients’ overall therapeutic regimen and helping to achieve a faster therapeutic response.

In 2013, the U.S. healthcare system spent in excess of $260 billion on prescription drugs and that amount is expected to exceed $450 billion in 2022. Nearly 50% of the U.S. population, and almost 90% of people 65 years and over (or approximately 36 million patients), take at least one prescription drug and more than 10% of the U.S. population, and almost 40% of people 65 years and over (or approximately 16 million patients), take five or more prescription drugs, which we refer to as polypharmacy. We estimate that the overall potential market opportunity for IDgenetix is greater than 150 million patients in the United States, representing the number of people that take at least one prescription drug, which includes the more than 30 million people who are polypharmacy.

We believe there are significant health concerns and unnecessary costs associated with the trial-and-error manner in which physicians prescribe drugs, without prior knowledge of an individual patient’s genetic profile. There are an estimated approximately 120,000 deaths and more than two million serious adverse reactions attributable to prescription drug use in the United States each year, at a cost to the healthcare industry that exceeds $136 billion annually. It has been estimated that genetics can account for up to 95% of variability in drug disposition and effects and as much as 40-60% of adverse drug reactions. We believe IDgenetix can improve clinical outcomes and reduce the overall cost of prescription drugs by enabling better drug selection, earlier favorable results, and lower occurrence of adverse events.

In October 2013, we commercially launched IDgenetix in the United States. Since launch and through September 30, 2014, we completed IDgenetix tests for more than 13,500 patient samples, of which more than 7,500 samples were completed in the quarter ended September 30, 2014. IDgenetix examines genes involved in both the metabolism and pharmacological activity of numerous drugs. It provides physicians with information on the functionality of critical metabolic enzymes and key biological drug targets, where applicable, for each patient. In addition, our algorithm screens for unfavorable metabolic interactions resulting from multiple prescription drugs, over-the-counter drugs and herbal supplements, and environmental and dietary factors that may significantly alter the metabolism of certain drugs. We currently offer 13 tests in the therapeutic areas of cardiovascular disease, neuropsychiatric disorders and pain, and we are developing additional tests/offerings in the therapeutic areas of neurology and rheumatology.

We designed IDgenetix to provide a comprehensive PGx test offering to best meet the needs of our target customers such as long-term and post-acute care facilities, government facilities, integrated delivery networks, or IDNs, and managed care organizations. These institutional healthcare providers require broad PGx testing capabilities to manage a large and diverse patient population, with patients often suffering from multiple clinical conditions. These customers often operate under fixed-fee-per-patient or fixed-fee-per-procedure arrangements and are searching for ways to improve clinical outcomes at the lowest possible cost. In addition, IDgenetix addresses the needs of physicians across multiple specialties, such as cardiologists, general practitioners, obstetricians and neurologists.

In addition to IDgenetix, we provide research and development services, primarily in oncology, to numerous biopharmaceutical partners. We use our expertise in next-generation sequencing, or NGS, and our computational biology and information technology capabilities to analyze subject samples from preclinical through clinical development. These services provide a start-to-finish suite of tools focused on molecular biomarker discovery, assay development, assay validation and prospective and retrospective clinical trial testing in support of companion diagnostic development and commercialization.

Our capabilities have enabled our partners to:

•

accelerate clinical development timelines and increase the likelihood of patient response by prospectively analyzing specimens to identify patients with certain genomic alterations for enrollment in clinical trials for targeted therapeutics;

•	understand complex combinations of genomic alterations to facilitate development of companion diagnostic tests that may be necessary to bring a targeted therapeutic to market;

•	create opportunities for drug combination studies or new target discovery by identifying mechanisms of primary and acquired resistance; and

•	inform improvements to clinical trial design by contributing to the understanding of why some clinical studies have not met their primary endpoints.

To date, we have provided these services under paid agreements to several major pharmaceutical companies, many of which are the leaders in developing targeted therapies, including Amgen, Bayer Health Care, Bristol-Myers Squibb, Glaxo Smith Kline, and Novartis. We are currently validating a number of companion diagnostic test assays in late stage clinical trials. We also derive revenue from licensing fees and fees from third parties for use of our technologies and laboratory services.

We believe that IDgenetix will have commercial success due to the following factors:

Significant market need for personalized, genetic based information in treating patients.    There is a significant need to address the current trial-and-error method of prescribing drugs and reduce healthcare costs due to drug-related adverse events and over-prescribing practices. We believe the use of IDgenetix can address both physician and patient needs as well as the financial burden of the current trial-and-error method of prescribing drugs. Government agencies also acknowledge the importance of PGx. For example, the U.S. Food and Drug Administration, or FDA, has required, for certain drugs, the incorporation of PGx information into drug labeling and currently recommends genetic testing for patients taking a subset of these drugs. Additionally, the National Institutes of Health, or NIH, has established the Clinical Pharmacogenetics Implementation Consortium, or CPIC, guidelines intended to assist healthcare providers in translating laboratory genetic test results into actionable prescribing decisions for specific drugs.

Broad test portfolio that comprehensively identifies information that will enable decisions to improve patient outcomes.    IDgenetix tests are designed to evaluate genes encoding critical metabolic enzymes and key biological drug targets, where applicable, for which clinical data exists. IDgenetix examines clinically significant gene duplication and deletion events and covers more than 85 genetic mutations in 19 different genes, which we believe is the most comprehensive offering on the market today. We continue to enhance IDgenetix by updating our proprietary algorithm as well as evaluating additional genes to incorporate into our tests. We believe this is a competitive advantage as institutional healthcare providers require broad PGx testing capabilities to manage a large and diverse patient population, with patients often suffering from multiple clinical conditions.

Speed and ease of use for routine clinical practice.    The IDgenetix process, from order initiation and sample acquisition through report delivery and availability of our genetic counseling team, enables healthcare providers to obtain and interpret the information we provide in a convenient and simple manner. Patient samples are easily collected via a cheek swab and sent to our laboratory for analysis. Once received, our proprietary laboratory workflow and bioinformatic algorithm enable us to detect, interpret and report clinically relevant information to healthcare providers, generally within 48 hours of sample receipt, which we believe is an industry-leading turnaround time. Our concise, easy-to-interpret reports and analysis provide healthcare providers with actionable information on therapeutic options regarding drugs and dosing for their patients, based upon the complex genetic, pharmacological and environmental analysis performed by our algorithm.

Healthcare cost reduction.    We provide healthcare providers a tool that enables them to make decisions regarding treatment that may result in the elimination, replacement, supplementation or revision of dosing regimens for prescribed drugs, fewer adverse events and faster therapeutic response. We believe this can reduce overall treatment costs, a particular concern for healthcare providers operating under fixed-fee-per-patient or fixed-fee-per-procedure arrangements who are searching for ways to improve clinical outcomes at the lowest possible cost. For example, the results from a 2012 study (TRITON-TIMI 38) of PGx-guided therapy in patients with acute coronary syndrome showed that one excess cardiovascular event was avoided for every 23 or 30 patients depending upon therapeutic regimen. In addition, a PGx-guided therapy would allow for approximately 70% of the patient population to be prescribed the less-expensive generic drug. Based on this study, we estimate that PGx-guided therapy has the potential to result in $1,454 annual savings per patient.

Clinical studies supporting the use of PGx testing.    While there have not been any IDgenetix-specific studies to date, there are more than 5,000 published studies on the use of PGx testing in a clinical setting. For example, there have been several publications linking the CYP2C19 gene to the use of clopidogrel (marketed by Bristol-Myers Squibb under the name Plavix) anticoagulant therapy, including meta-analysis studies totaling more than 150,000 patients. We believe that further studies, including studies that are specific to IDgenetix, will increase awareness and drive adoption of PGx testing, and help establish PGx testing as a standard of care in drug selection.

Our Industry

PGx Testing Overview

Pharmacogenetics is the study of how the actions of, and reactions to, drugs vary with a patient’s genetic composition. According to articles published in numerous publications, including Nature (Evans WE, Relling MV. 2004. Moving towards individualized medicine with pharmacogenetics; Nature 429: 464-68) and The New England Journal of Medicine (Evans WE, McLeod HL. 2003. Pharmacogenomics—drug disposition, drug targets and side effects; N. Engl J. Med 348: 538-49 and Weinshilboum R. 2004. Inheritance and drug response; N. Engl. J. Med. 348: 529-37), it has been estimated that genetics can account for up to 95% of variability in drug disposition and effects. Genetics can influence both the pharmacokinetics, or the body’s impact on a drug, and pharmacodynamics, or a drug’s impact on the body, of a patient’s drug response. The safety and efficacy profile of drugs is often measured across a general population. However, genetic variation between individuals can lead to critical differences in the way they respond to the same drug. PGx testing involves the analysis of specific genes within an individual in order to help determine the suitability of a drug for that individual, thus potentially mitigating the risk and cost of ineffective therapeutic outcomes and adverse drug events.

Clinical observations regarding differences in drug response have been made since the 1950s. Since then the identification of specific genes that influence drugs’ pharmacokinetics and pharmacodynamics have increased the clinical relevance of PGx testing. Over the past several years, there has been increased awareness around the variability of response to prescription drugs and the utility of PGx testing. This has resulted in recent momentum supporting PGx testing, namely in the inclusion of PGx information in certain drug labeling and CPIC clinical guidelines specific to PGx.

The FDA has introduced specific language in drug labels in reference to genetic testing for situations in which a drug can cause serious undesirable effects compared to the potential benefit from the drug. PGx drug labels may warn against a serious adverse reaction that can be prevented, reduced in frequency or reduced in severity by genetic evaluation of a patient and proper use of the drug. Since 2004, the FDA has issued more than 130 drug labels referencing PGx testing, including numerous black box warning labels related to genetic biomarkers, and the identification of individuals as slow or rapid metabolizers of specific drugs.

In 2009, the NIH established CPIC to address some of the barriers to implementation of PGx tests into clinical practice. CPIC provides guidelines intended to assist healthcare providers to translate laboratory genetic test results into actionable prescribing decisions for specific drugs. A key assumption underlying the CPIC guidelines is that high-throughput and pre-emptive (pre-prescription) PGx testing will become more widespread and that doctors will have patients’ genetic information available even if they have not explicitly ordered a test with a specific drug in mind. Since inception, CPIC has issued multiple clinical guidelines for specific drugs across many therapeutic areas including statins, anti-depressants, anti-coagulants and analgesics.

Overall Market Opportunity

According to the CDC, from 2007 to 2010, 48.5% of the U.S. population was on at least one prescription drug and 10.6% was on five or more prescription drugs. In the United States, 89.7% of people 65 years and over were on at least one prescription drug and 39.7% were on five or more prescription drugs. This population is projected to increase to more than 88 million people by 2015, according to the U.S. Census Bureau. According to the National Center for Health Statistics, institutional healthcare providers, such as long-term and post-acute care facilities, government facilities, IDNs and managed care organizations, tend to have a higher proportion of patients that are 65 years and over or are on multiple prescription drugs. As such, we believe institutional healthcare providers represent a key market opportunity for IDgenetix testing.

In 2013, the U.S. healthcare system spent in excess of $260 billion on prescription drugs and that amount is expected to exceed $450 billion by 2022, according to the Centers for Medicare and Medicaid Services, or CMS. In addition to increased spending on prescriptions, there are an estimated approximately 120,000 deaths and more than two million serious adverse reactions attributable to prescription drug use in the United States each year, at a cost to the healthcare industry that exceeds $136 billion annually, according to the Center for Education and Research on Therapeutics. It is estimated that serious adverse reactions attributed to prescription drug use is the cause of one in five injuries or deaths among hospital patients.

We estimate that the overall potential market opportunity for IDgenetix is greater than 150 million patients in the United States, representing the number of people that take at least one prescription drug. Our initial primary focus is reaching patient populations that could significantly benefit from IDgenetix testing, including the more than 30 million patients who are on five or more prescription drugs, for whom there is elevated risk and cost related to overmedication and resulting adverse events. We believe that a majority of those patients are associated with institutional healthcare providers and that IDgenetix has the potential to significantly reduce prescription drug utilization, treatment failures and adverse events in a multitude of treatment settings for these patients and their healthcare providers. We believe that patients new to drug therapy, currently failing drug therapy or taking multiple prescriptions concurrently can all benefit from IDgenetix testing.

Our Market Focus

We divide our market in two categories: (1) institutional healthcare providers and (2) physicians. We designed IDgenetix to provide a comprehensive PGx offering to best meet the needs of our target customers such as long-term and post-acute care facilities, government facilities, IDNs and managed care organizations, which we collectively refer to as institutional healthcare providers. In addition, IDgenetix addresses the needs of physicians across multiple specialities, such as cardiologists, general practitioners, obstetricians and neurologists.

Institutional Healthcare Providers

Institutional healthcare providers may benefit from broad PGx testing capabilities to manage a large and diverse patient population, with patients often suffering from multiple clinical conditions. These customers often operate under fixed-fee-per-patient or fixed-fee-per-procedure arrangements and are searching for ways to improve clinical outcomes at the lowest possible cost. In recent years, more healthcare dollars are being managed by institutions as many IDNs and healthcare systems are purchasing independent physician practices and/or healthcare services. We believe this trend will continue. Currently, we have more than 10 agreements with institutional healthcare providers for our IDgenetix testing services, all of which are in the early stages of implementation.

Long-Term and Post-Acute Care Facilities

Long-term care facilities include a range of institutional providers that primarily provide services for older adults or adults with functional limitations. These can include adult day service centers, home health agencies, hospices, nursing homes and assisted living facilities. Post-acute care facilities typically furnish care after an inpatient hospital stay, and provide services that sometimes overlap with long-term care. These can include skilled nursing facilities, inpatient rehabilitation facilities and long-term care hospitals.

According to the National Center for Health Statistics, in 2012 there were approximately 58,500 state-regulated or Medicare-certified long-term and post-acute care facilities in the United States covering approximately eight million patients. This equates to an average of approximately 130 patients per facility. The 2011 IMS Health Annual Prescription Audit reported that long-term care facilities dispensed more than 300 million prescriptions in 2011. A significant number of patients in these facilities rely on Medicare and Medicaid. We have initiated testing with a top-ten long-term care provider, which has more than 200 facilities nationwide. We believe this market category represents a significant area of growth for IDgenetix based upon the prevalence of polypharmacy in their patient populations, the large number of prescriptions, and institutional focus on cost containment or reduction. Much of the long-term and post-acute care industry is characterized by large organizations that manage multiple facilities. According to our research, the ten largest nursing facility management companies operate more than 2,000 facilities, representing a patient capacity of more than 250,000. We have conducted tests with over 100 nursing homes and have signed contracts with nine such nursing homes thus far. By marketing to such organizations, we believe we will drive adoption of our IDgenetix tests through concentrated patient populations that would benefit most from our services.

Government Facilities

U.S. government healthcare facilities provide care for various patient populations including veterans, prisoners and military personnel. The Veterans Health Administration, or VA, is the largest U.S. integrated healthcare system, consisting of more than 150 medical centers, and more than 1,200 outpatient clinics and veterans’ centers, together serving more than eight million patients each year. In addition, the Military Health System, the Department of Defense’s, or DOD, unit that provides healthcare services, has a $50 billion annual budget and serves almost 10 million beneficiaries, including active duty personnel and their families and retirees and their families in approximately 60 hospitals and 200 clinics at facilities across the nation and around the world. According to the U.S. Government Accountability Office, together the VA and DOD spent $11.8 billion in 2012 to purchase drugs on behalf of about 18.5 million beneficiaries. U.S. state and federal correctional facilities serve approximately 1.6 million prisoners, and the State of California, as one example, spent approximately $144.5 million in 2012 for prescription drugs for its nearly 133,000 inmates, according to a report published by the California Legislative Analyst’s Office. We have entered into negotiations for a contract with G.V. (Sonny) Montgomery VA Medical Center, which is the largest hospital in the South Central VA Health Care Network, or VISN16. The VISN16 serves more than 445,000 veterans annually across ten medical centers and 40 community-based outpatient facilities. While decisions regarding PGx test ordering are currently handled on a hospital-by-hospital basis, if PGx testing becomes the standard of care, we expect that government entities will enter into large-scale arrangements for these services. By targeting government healthcare facilities, we believe we will be able to take advantage of the access to their large patient populations in order to accelerate the growth and adoption of IDgenetix.

Integrated Delivery Networks

An IDN is a network of facilities and providers that work together to offer a continuum of care to a specific geographic area or market. There are more than 500 IDNs in the United States, including more than 200,000 group practice organizations, which are a type of IDN. The concept was developed in the 1980s and has since evolved to address common concerns, such as fixed-fee arrangements, excess capacity, decreased margins and complaints from patients regarding healthcare access. IDNs include many types of associations across the continuum of care. For example, one network could include a short- and long-term care hospital, healthcare management program, home health agency and hospice services. Multi-hospital systems can be considered limited IDNs, since different entities are joining together to provide care. We believe accessing IDNs will further enable us to broaden the reach and adoption of IDgenetix. We recently entered into an agreement with a subsidiary of Universal Health Services, Inc., or UHS, a hospital management company covering 25 acute care hospitals, 195 behavior health facilities and three surgery centers, to initiate a pilot roll-out of IDgenetix testing among different specialties at its Aiken Regional Medical Center in South Carolina, which is currently underway. We also recently entered into an agreement with a nationally-ranked medical center within a large healthcare system in the southeastern United States to perform IDgenetix testing. This medical center is staffed by more than 390 physicians and specialists across numerous areas of clinical expertise. There are more than 1,500 physicians across the healthcare system and over 1,300 licensed beds. While we market our IDgenetix service across several specialties within this healthcare system, the initial focus of IDgenetix testing will be for patients undergoing neurosurgery in an effort to optimize post-operative pain management and reduce both costs and length of stay following surgery.

Managed Care Organizations

Managed care organizations are either a health plan coordinating care or a healthcare delivery system consisting of affiliated or owned hospitals, physicians and others which provide a wide range of coordinated health services. An increasing amount of healthcare in the United States is administered through managed care organizations. We estimate that the top ten managed care organizations in the United States have more than 140 million subscribers, each with individual subscriber populations ranging from 3.8 million to 36.5 million. By targeting managed care organizations, we believe we will accelerate the growth and adoption of IDgenetix by securing high-volume customers serving large populations of patients that would benefit from our services. In June 2014, we entered into an agreement for our first pilot study with a large managed care organization covering more than 2.5 million lives, pursuant to which we have agreed to conduct a prospective study to evaluate patient outcomes in approximately 300 polypharmacy patients following IDgenetix testing.

Physicians

In addition to our institutional efforts, we also target individual physicians across many specialties such as cardiologists, general practitioners, obstetricians and neurologists. While institutional healthcare providers are our main selling focus, we believe expansion of our physician-office-based sales force will enhance our growth, increase the number of institutional referrals and expand the footprint of our brand within the U.S. market.

Our Strategy

Our goal is to become the premier provider of PGx testing services to institutional healthcare providers and physicians across the United States. To achieve this objective, we intend to:

Target large institutions where polypharmacy is a significant cost driver.    Institutional healthcare providers, such as long-term and post-acute care facilities, government facilities, IDNs and managed care organizations, tend to have a higher proportion of patients that are 65 years and over and others who are taking multiple prescription drugs. Polypharmacy, particularly in a fixed-fee setting, is a significant cost reduction opportunity. IDgenetix may address polypharmacy by enabling healthcare providers to make timely and evidence-based decisions, which we believe can reduce the overall cost of patient care by reducing adverse events, optimizing patients’ overall therapeutic regimen and helping to achieve a faster therapeutic response. As such, we believe institutional healthcare providers represent the largest opportunity for IDgenetix.

Highlight our value proposition and clinical utility through clinical studies.    We intend to continue to sponsor or co-sponsor IDgenetix-guided clinical studies within institutional healthcare organizations to analyze the impact of the use of IDgenetix by physicians on defined clinical endpoints such as the number of prescription drugs, hospitalizations and length of stay, and other health assessments. In June 2014, we entered into an agreement for our first pilot study with a large managed care organization covering more than 2.5 million lives, pursuant to which we have agreed to conduct a prospective study to evaluate patient outcomes in approximately 300 polypharmacy patients following IDgenetix testing. In September 2014, we entered into an agreement for a second pilot study to be conducted at an acute care facility run by UHS, which is currently underway. The results from these studies and future studies could drive increased adoption of IDgenetix and provide important feedback for our future product development efforts.

Differentiate our IDgenetix offering through superior customer service.    As part of our IDgenetix customer service department, we provide physicians with access to individuals with doctorate degrees in pharmacy (Pharm.D.), certified genetic counselors and additional customer service support personnel at no additional charge. Our customer service department has the capability to address a range of inquiries, from routine questions to complex patient cases, with the healthcare providers. We believe this differentiated service offering increases the quality of care to patients, thereby facilitating adoption of our IDgenetix tests by institutional healthcare providers and physicians.

Leverage operational efficiency.    Our automated and efficient testing platform enables us to maintain a low-cost, scalable laboratory operation. We plan to continue optimizing our testing platform to maximize throughput, increase efficiency and maintain or reduce our costs across all aspects of testing, including sample collection, sample processing, DNA extraction, polymerase chain reaction, or PCR, analysis and data analysis. As our sample volume increases, we expect our average cost per sample to decrease.

Expand the IDgenetix portfolio and offerings.    We recently expanded our IDgenetix tests from 16 to 19 genes, and, in the near term, expect to expand our tests from three to five therapeutic areas. We plan to pursue continued expansion of IDgenetix and enhance our bioinformatic algorithm, with the intent to continually increase the clinical utility of our services. Because we currently test more than 85 genetic mutations in 19 different genes that are most commonly associated with drug metabolism, we are able to add additional tests at an accelerated pace, with limited additional cost. By expanding our portfolio, we believe that we will drive additional demand from our customer base and drive increased adoption from new customers. We also plan to develop additional information technology applications in the areas of database services and patient and physician communication.

Our Solution

IDgenetix assists institutional healthcare providers and physicians in their efforts to make optimal therapeutic decisions for their patients. Our IDgenetix tests are laboratory developed tests, or LDTs, which provide reliable and actionable information about a patient’s likelihood of having an adverse event or a therapeutic response to a drug based on each patient’s unique genetic make-up and other important patient-specific healthcare information. IDgenetix incorporates a proprietary bioinformatic algorithm containing more than 2,500 drug names that enables a tailored and personalized approach to the selection and dosing of drugs for many of the most highly prescribed therapeutic areas such as cardiovascular disease, neuropsychiatric disorders and pain. This evidence-based approach can eliminate the current trial-and-error prescribing practices that may produce a higher rate of adverse events and treatment failures. We believe that the information IDgenetix provides can reduce the overall cost of patient care by reducing adverse events, optimizing patients’ overall therapeutic regimen and helping to achieve a faster therapeutic response. We operate and analyze patient samples at our CAP-accredited and CLIA-certified molecular diagnostics laboratory located in San Diego, California.

Our Testing Platform

Our IDgenetix product testing platform, which includes proprietary technology, methods and computational algorithms, incorporates three core areas: pharmacokinetics, pharmacodynamics and bioinformatic algorithmic screening. In order to provide a truly personalized approach to therapeutic selection and dosing, it is important to analyze each of these areas because a drug’s effect is often related to its concentration at the site of action and all three areas play a role in this process. Pharmacokinetics is the study of the process by which a drug is absorbed, distributed, metabolized and excreted in the body, or more simply, how the body processes a drug. Analysis of genes encoding key enzymes involved in the pharmacokinetics of drugs is an important component of PGx testing. Analysis of genes encoding proteins involved in pharmacodynamics, the study of the biochemical and physiological effects of drugs on the body, determines if a genetic mutation at the site of action could, where applicable, impact the therapeutic effect of that drug. Our proprietary bioinformatic algorithm incorporates these genetic analyses with key external factors, including drug-drug interactions, over-the-counter drugs and herbal supplements, and environmental and dietary factors to identify if these factors alter a patient’s response to a drug or group of drugs. It is through this holistic approach that we are able to provide personalized therapeutic options for a specific patient.

Pharmacokinetics.    Treatment failures due to differences in drug metabolism, or the body’s process of altering a drug into an inactive chemical substance or, in the case of pro-drugs, an active chemical substance, may be avoided, in certain cases, by determining a patient’s metabolic phenotype, or activity of their liver enzymes. Metabolic phenotypes are categorized as follows:

•

Ultra-Rapid Metabolizers typically carry multiple copies of the same gene and have elevated enzyme activity and may need increased drug dosing or decreased drug dosing, in the case of pro-drugs, in order to offset the higher rate of metabolism.

•	Extensive Metabolizers (normal metabolizers) carry two functional genes and have normal enzyme activity. Standard drug dosing is appropriate for extensive metabolizers.

•	Intermediate Metabolizers have decreased functional enzymes and a reduced capacity to metabolize drugs and therefore may require modified drug doses.

•

Poor Metabolizers have a severely reduced or no capacity to metabolize drugs. Poor metabolizers are at-risk for side effects due to toxic drug accumulation and may require alternative therapeutic options.

More than 50% of the population in the United States have gene mutations that alter the rate at which they metabolize drugs.

IDgenetix involves the analysis of key genes that determine a patient’s metabolic phenotype. This determines how much drug is available to produce the desired therapeutic effect or unfavorable adverse response. An individual patient’s response to certain drugs is influenced by genetic variations in the enzymes responsible for drug metabolism.

For example, the family of cytochrome P450 genes, or CYP genes, encode enzymes responsible for approximately 80% of the first phase of drug metabolism. Genetic variation of these genes alone is estimated to influence 20-25% of all drug metabolism. Variations in drug metabolism can cause life-threatening toxicities in certain patients or reduce a drug’s effectiveness in other patients. Clinically significant genetic alterations in the CYP genes can result in decreased or increased enzyme activity. Knowing a patient’s metabolic phenotype and its impact on drug metabolism can inform treatment decisions, with the potential to increase drug efficacy and reduce the risk of adverse events. The IDgenetix product testing portfolio covers six clinically significant CYP genes.

Pharmacodynamics.    Obtaining therapeutic benefit from a drug is also dependent upon the integrity of its biological target, such as local metabolizing enzymes and key enzyme-linked receptor and transporter proteins in the human body. IDgenetix enables us to analyze genes, where the biological target has been identified, that influence how effective these key proteins will be at regulating biological processes targeted by certain drugs. This determines how likely each drug is to produce its desired therapeutic effect.

Bioinformatic Algorithmic Screening.    Our proprietary bioinformatic algorithm enables us to screen for unfavorable metabolic interactions that alter which drugs are optimal for each patient to ensure physicians receive accurate and clinically relevant information. This algorithm incorporates genetic markers, known drug-drug interactions, over-the-counter drugs, herbal supplements and environmental and dietary factors. This algorithm also incorporates CPIC guidelines, more than 5,000 peer-reviewed publications and approximately 5,000 drug labels containing metabolic or other information, with more than 130 drug labels referencing PGx testing (but not IDgenetix, specifically), including numerous black box warning labels related to genetic biomarkers. The algorithm is dynamic and is updated quarterly with new FDA-approved drugs, additional black box warnings or label changes, recently published clinically significant peer-reviewed publications and new CPIC guidelines. We have a formal review team that includes geneticists, Pharm.D.s and lab specialists, that determines the appropriate updates each quarter. IDgenetix provides the healthcare provider with a simple report categorizing the FDA-approved therapies that are best suited for the individual patient by disease condition.

Our Process

IDgenetix is a customer-centric testing process that is designed to be simple. The healthcare professional’s activities can be completed within minutes and are easily incorporated into clinical practice (shown in Figure 1). For example, a healthcare professional can swab a patient on Monday and get a result via a secure web-portal, fax or email by Wednesday. The ease of use provides healthcare providers flexibility in report delivery, including viewing results on their tablets and mobile devices, test ordering and process tracking.

To facilitate the process, we provide a single-use package to the healthcare provider that includes a test requisition form and cheek swabs. First, the healthcare provider collects a cheek swab sample from the patient and fills out a test requisition form. Second, the sample and test requisition form are shipped via overnight courier to our laboratory for testing. Third, we perform a thorough and expansive genetic analysis of the sample and subsequently generate clinical results using our proprietary bioinformatic algorithm. Fourth, we return simple, easy-to-read, actionable laboratory results to the healthcare provider, generally within 48 hours of sample receipt, which we believe is an industry-leading turnaround time.

Healthcare providers are responsible for communicating test results to patients and incorporating the provided test information into the patient’s overall care. Our certified genetic counselors and Pharm.D.s are available to answer questions regarding the results, including assistance with complex patient case management.

Our web-portal allows the healthcare provider to order tests, monitor test status and review results online. The web-portal also stores all of the activity for each individual healthcare provider, including tests ordered and all patient results. Since each report is delivered and stored electronically as a PDF file, healthcare providers are able to “drag and drop” the results into their organization’s electronic medical records system. We seek to maintain our web-portal in compliance with the Health Insurance Portability and Accountability Act of 1996, or HIPAA.

Figure 1: Our IDgenetix Customer-Centric Process

Our Internal Process

IDgenetix is a complex, high-throughput molecular test that involves pre-analytical, analytical and post-analytical steps carried out in a strictly controlled laboratory environment, each of which is critical to delivering a high quality result. Our testing process was designed to maximize throughput, efficiency and quality, and is easily scalable to serve the needs of our growing customer base. We currently operate an approximately 10,000 square foot CAP-accredited, CLIA-certified laboratory that can accommodate up to 100,000 patient samples per year, and we expect to move to a new facility that can accommodate up to 500,000 patient samples per year in 2015. Our laboratory utilizes fully automated, custom configured workflow to minimize manual handling of test samples. This allows us to operate our laboratory with fewer personnel and maintain a smaller laboratory space, resulting in cost savings and lower overhead. Each automated step is directed by our laboratory information management system, which ensures that samples are efficiently moved from one step to the next in the laboratory process per our procedures. Bar-coding is further utilized throughout the process to ensure chain of custody and integrity of results. Each batch of patient samples undergoes a rigorous evaluation of multiple quality metrics before results are released. In addition, there is continuous monitoring of laboratory performance metrics to ensure our laboratory is performing as expected. We specifically designed our automated process to be modular, in order to allow us to quickly scale up to meet anticipated higher test volumes.

We are able to manage our costs across all aspects of testing, including sample collection, sample processing, DNA extraction, PCR analysis and data analysis. Because we utilize commercially available off-the-shelf hardware and consumables in proprietary configurations, as our sample volume increases we expect to be able to scale to meet demand and expect our average cost per sample to decrease. We believe our highly efficient laboratory workflow provides a competitive advantage as we are able to analyze more genes and genetic mutations than any other competitor that we are aware of at a cost effective rate. Our proprietary workflow will allow us to continue to add genes and genetic mutation analysis in the future while having a minimal impact to our cost profile. All incoming reagents are carefully inspected and tested to ensure the highest level of performance quality, and proprietary pre-characterized controls are processed with every batch of patient samples analyzed. Additionally, our process is technology agnostic, and as future technologies such as NGS become more cost effective we can integrate them as appropriate.

Our IDgenetix Reports and Analysis

Patient Reports

Our proprietary bioinformatic algorithm computes complex genetic and environmental factors and produces a simple, easy to read, evidence-based report that is actionable for use by healthcare providers (shown in Figure 2).

Figure 2: Example of Patient Report

IDgenetix
MAKING PERSONALIZED MEDICINE POSSIBLE

Laboratory Test Report

Patient Name: Doe, John	Patient ID: DOE001	Age: 84	Gender: Male	DOB: 01/01/1930

Sample Type: Buccal Swab	Date Collected: 11/21/2014	Date Received: 11/22/2014	Ordering Physician: Dr. Jones	Client/Account #: 01234

Test Ordered: Depression 201	Indication: Depression	Report Date: 11/22/2014	Report Status: Approved

PHARMACOGENETIC TESTING BASED TREATMENT GUIDANCE

Depression Drug Therapy Selection & Dosing Guidance

Use as Directed
Drug
desvenlafaxine (SNRI)
mirtazapine (NaSSA) [1]
levomilnacipran (SNRI)

Use With Caution and/or Increased Monitoring	
Drug	**Dosing**
▸▸ **fluoxetine**	Use with caution & monitor therapeutically to guide dose adjustments (CYP2D6 IM)
fluvoxamine	Avoid use if clinically possible: genetic variation in multiple genes analyzed.
paroxetine [1]	Use with caution & monitor therapeutically to guide dose adjustments (CYP2D6 IM)
venlafaxine	Use with caution & monitor therapeutically to guide dose adjustments (CYP2D6 IM)
duloxetine	Avoid use if clinically possible: genetic variation in multiple genes analyzed.
trazodone	Use with caution & monitor therapeutically to guide dose adjustments (CYP2D6 IM)
amitriptyline [1]	Consider alternative drug not metabolized by CYP2C19 (CYP2C19 UM; CYP2D6 IM). If a tricyclic is warranted, utilize therapeutic drug monitoring to guide dose adjustments. CPIC Guideline PMID: 23486447
nortriptyline [1]	Consider 25% reduction of recommended starting dose (CYP2D6 IM) as higher plasma concentrations will increase the probability of side effects. Utilize therapeutic drug monitoring to guide dose adjustments. CPIC Guidelines PMID: 23486447
vortioxetine	Use with caution and dose conservatively (CYP2D6 IM)
citalopram	Use with caution & monitor therapeutically to guide dose adjustments (CYP2C19 UM)
escitalopram	Use with caution & monitor therapeutically to guide dose adjustments (CYP2C19 UM)
vilazodone	Use with caution & monitor therapeutically to guide dose adjustments (CYP2C19 UM)
sertraline	Risk of metabolic interaction with fluoxetine, torsemide, carvedilol, hydrocodone, celecoxib
bupropion [1]	Risk of metabolic interaction with carvedilol, fluoxetine, hydrocodone

LABORATORY RESULTS AND PHARMACOGENETIC TEST ANALYSIS

Gene	Star Allele	Metabolizer Phenotype	Clinically Significant
	Genotype/Diplotype	PM/IM/EM/UM	
CYP1A2	*1F/*1F	UM	Yes
CYP2D6	Gene Deletion (*2/*5)	IM	Yes
CYP2C19	*1/*17	UM	Yes
CYP2C9	*1/*1	EM	No
CYP3A4	*1/*1	EM	No
CYP3A5	*3/*3	PM	Yes
SLC6A2 [NM_001043.3:c.1287G>A]	A/G	N/A	No
SLC6A4 [NM_001045.4:c.-1760C>T]	C/T	N/A	No
HTR2A [NM_000621.4:c.-998G>A]	A/G	N/A	No
HTR2A [NM_000621.4:c.614-2211T>C]	T/T	N/A	No
COMT [NM_000754.3:c.472G>A]	G/G	N/A	No
ADRA2A [NM_000681.3:c.*216C>A]	C/C	N/A	No
ADRA2A -1291C>G [NM_000681.3:c.-1252G>C]	G/G	N/A	No

Laboratory Director: Lab Director, PhD CGMB	Report Approver: Lab Director, MD, PhD	Report Approval Date: 11/23/14	*** Electronic Signature On file ***

ALTHEA Dx
The Power to Heal
AltheaDx, 3550 Dunhill Street, San Diego, CA 92121, 1-855-MY-PGX-ID (1-855-697-4943), support@idgenetix.com
1 of 2
IDG031, Rev.004

The “Pharmacogenetic Testing Based Treatment Guidance” section of the report lists the FDA-approved drugs that can be used as directed and the FDA-approved drugs that should be used with caution or with increased monitoring and dosing guidance, where applicable, due to the patient’s unique genetic profile and other factors incorporated in our algorithm. The “Laboratory Results & Pharmacogenetic Test Analysis” section of the report provides the patient’s genetic results and corresponding metabolic phenotype, where applicable. We include other relevant information for the healthcare provider in the “Summary and Comments” section of the report.

Polypharmacy Analysis

In addition to patient reports, we offer a polypharmacy analysis for certain institutional healthcare provider customers (shown in Figure 3) that allows physicians to identify potentially harmful interactions and possibly avoid adverse events through elimination of drugs or selection of more appropriate drugs.

Figure 3: Example of Polypharmacy Analysis

All of a patient’s current prescription drugs, over-the-counter drugs and herbal supplements, and environmental and dietary factors are listed for the healthcare provider in the “Concomitant Medications and other factors” section of the analysis and the relevant metabolizing genes and the genes that each drug inhibits and induces are summarized in the “Medication Specific Information” section. The “Patient Specific Interpretation” section of this analysis gives the healthcare provider a comprehensive view as to whether a drug or external factor is impacted by either the patient’s genetics, or interactions among such drugs and other factors, or both. The additional pages of this analysis provide healthcare providers with information regarding a patient’s metabolic phenotype and additional details.

We believe that our polypharmacy analysis is especially beneficial to institutional healthcare providers. Polypharmacy patients tend to be the most costly for institutional healthcare providers to treat, as they typically suffer from multiple clinical conditions and experience increased adverse events due to the number of prescription drugs these patients take on a regular basis. Optimization of treatment therapies for these patients represents an opportunity to reduce the overall cost of healthcare for these patients while potentially improving patient outcomes.

Our IDgenetix Portfolio

Current Test Portfolio

THERAPEUTIC AREAS
Cardiovascular Disease	Neuropsychiatric Disorders	Pain

➢ Hypertension	➢ Depression	➢ Musculoskeletal
➢ Hyperlipidemia	➢ Psychosis	➢ Arthritis
➢ Arrhythmia	➢ Anxiety	➢ Migraine
➢ Blood Coagulation Disorders	➢ ADHD	➢ Neuropathic
➢ Thrombophilia

In October 2013, we launched eight IDgenetix tests covering three therapeutic areas: cardiovascular disease, neuropsychiatric disorders and pain. We have since launched five new tests to expand our offering to 13 tests within our three therapeutics areas of focus. We initially targeted these therapeutic areas as they include six of the top ten prescription classes written in the United States, according to a 2011 IMS Health Annual Prescription Audit, representing more than 1.3 billion prescriptions and $80 billion in spending per year. Many drugs within these therapeutic areas have FDA black box warnings which advise for specific use or avoidance of a drug based on a patient’s genetic makeup. In addition to the significant number of prescriptions, many patients are on multiple drugs simultaneously, requiring the analysis of drug-drug interactions. A report by the IMS Institute for Healthcare Informatics estimates that the avoidable cost opportunity in 2012 from polypharmacy mismanagement among older adults in the United States was approximately $1.3 billion. We believe IDgenetix addresses the need for personalized medicine in the most widely prescribed and clinically relevant therapeutic areas for PGx testing.

Cardiovascular Disease

The IDgenetix cardiovascular tests currently cover five common cardiovascular conditions: hypertension (high blood pressure), hyperlipidemia (high cholesterol or high triglycerides), arrhythmia (irregular heart beat), blood coagulation disorders and thrombophilia (blood clotting). According to Johns Hopkins Medicine, approximately 84 million people in the United States suffer from some form of cardiovascular disease, causing about 2,200 deaths a day, averaging one death every 40 seconds. The American Heart Association estimates that there are approximately 800,000 deaths and more than 1.5 million heart attacks and strokes in the United States annually, with more than $312 billion in direct costs in 2009. According to IMS Health, National Sales Perspectives, December 2011, the U.S. market for cardiovascular prescription drugs included more than 700 million prescriptions representing approximately $35 billion in 2011.

The IDgenetix cardiovascular tests provide PGx-based treatment guidance on the most highly prescribed drug classes used in cardiology, including anti-platelet, anti-coagulant, statins, beta-blockers, ACE inhibitors, calcium channel blockers and hormone therapies. Ten cardiology drugs are included on the FDA’s Table of Pharmacogenomic Biomarkers in Drug Labeling as having PGx information in the drug labeling. For example, clopidogrel, one of the most commonly prescribed anticoagulants, has an FDA black box warning and additional label information for poor and intermediate CYP2C19 metabolizers.

Neuropsychiatric Disorders

The IDgenetix neuropsychiatric tests currently cover four common neuropsychiatric disorders: depression, psychosis, anxiety and attention deficit hyperactivity disorder, or ADHD. According to IMS Health, psychiatric drugs are the most widely prescribed class of drugs in the United States. In 2010, Americans spent $16.1 billion on antipsychotics to treat depression, bipolar disorder and schizophrenia, $11.6 billion on antidepressants and $7.2 billion on drugs for ADHD. According to a study published in 2006, more than 10% of patients taking antidepressants experience significant adverse drug reactions.

Many psychiatric drugs are metabolized by the CYP enzymes, including 2D6, 2C19 and 2C9, which are genes included in our IDgenetix tests. The CYP2D6 enzyme, for example, primarily or substantially metabolizes a number of selective serotonin reuptake inhibitors, or SSRI, serotonin-norepinephrine reuptake inhibitors, or SNRI, and tricyclic antidepressants, which are, according to IMS Health, the three most-commonly prescribed drug classes in psychiatry, as well as antipsychotic drugs. Our neuropsychiatric tests also include variant analysis for informative receptor and transporter genes associated with clinical response to psychiatric drugs and risk of side effects, such as HTR2A and HTR2C, which are important factors for psychiatric drugs. Twenty-four psychiatry drugs are included on the FDA’s Table of Pharmacogenomic Biomarkers in Drug Labeling as having PGx information in the drug labeling. For example, fluoxetine (marketed by Eli Lilly & Company under the name Prozac), has an FDA black box warning and additional label information for poor CYP2D6 metabolizers.

Pain

The IDgenetix pain tests currently cover four common pain conditions: musculoskeletal pain, arthritis, migraine and neuropathic pain. Our tests provide a tool for healthcare providers to meet the challenge of improper use or overuse of prescription pain drugs. According to the Institute of Medicine Report from the Committee on Advancing Pain Research, Care and Education, in 2011 approximately 30% of the U.S. population suffered from chronic pain at a total cost of approximately $600 billion, which combines the cost of care and the economic costs related to lost productivity. According to data collected from IMS Health, the 55 million opioid prescriptions written in 2013 for people 65 and over marked a 20% increase over five years, representing nearly double the growth rate of this population. According to an abstract at the American Academy of Addiction Psychiatry 23rd Annual Meeting, 20% of individuals 65 years and over take analgesics several times per week, and the rate of abuse or addiction in those with chronic pain is 18%.

The IDgenetix pain tests analyze the genes and genetic mutations involved in the metabolism of opioids, non-steroidal anti-inflammatory drugs, and other pain drugs as well as variations in pharmacodynamic genes, such as the µ opioid receptor gene, or OPRM1. For example, the CYP2D6 enzyme, which is analyzed by IDgenetix tests, governs the metabolic conversion of codeine to morphine in the body, which is what gives the patient pain relief. Genetic variation in CYP2D6 impacts the safety and efficacy of codeine because patients that are ultra-rapid metabolizers convert codeine into an unsafe dose of morphine. As a result, CPIC has issued guidelines for codeine, and codeine has an FDA black box warning and additional label information for ultra-rapid CYP2D6 metabolizers.

Research and Development Services

In addition to IDgenetix, we provide research and development services, primarily in oncology, to numerous biopharmaceutical partners. These services provide a start-to-finish suite of tools focused on molecular biomarker discovery, assay development, assay validation and prospective/retrospective clinical trial testing in support of companion diagnostic development and commercialization. At the core of these services is a comprehensive set of gene expression and genotyping analysis capabilities for both preclinical and clinical applications utilizing our genomics tools including real-time PCR analysis, microarray technologies and NGS. We are validating a number of companion diagnostic test assays in late stage clinical trials. The provision of these services may enable us to identify new genes under investigation to be incorporated into our platform.

Research and Development

Development Process

We launched the IDgenetix platform in October 2013 with eight tests. In June 2014 we added an additional five tests to the portfolio. Because we test over 85 genetic mutations in 19 different genes that are most commonly associated with drug metabolism, we are able to add additional tests at an accelerated pace, with limited additional cost. This coupled with an experienced research and development team has allowed us to launch 13 tests in less than 12 months. Our research and development expenses for the years ended December 31, 2012 and 2013 were $0.8 million and $1.7 million, respectively. To date, substantially all of our research and development expenses have been incurred for company-sponsored research and development activities.

Tests Under Development

THERAPEUTIC AREAS
Neurology	Rheumatology

➢ Epilepsy (new test)	➢ Arthritis
➢ Migraine	➢ Musculoskeletal
➢ Neuropathic	➢ Neuropathic

In the near term, we intend to expand the IDgenetix portfolio by adding additional tests and categorizing current tests to better fit specific physician specialties in the therapeutic areas of neurology and rheumatology. Similar to our initial strategy, we have targeted these therapeutic areas as they satisfy our development criteria that include: clinical utility of PGx testing, high prescription volume, commercial potential, synergy with our current IDgenetix test offerings and clinical relevance to institutional healthcare providers.

Neurology.    According to IMS Health, there are an estimated 128 million prescriptions for epilepsy drugs per year in the United States, at a cost of $5.9 billion. Our new epilepsy PGx test, coupled with our existing tests for neuropathic pain and migraine, will form a suite of tests which are most relevant to neurologists.

Rheumatology.    Rheumatology disorders are common chronic diseases in the United States, with more than 22% of the U.S. population 18 years or over affected by some form of arthritis, according to the CDC. A GBI Research report from 2012 estimates that the global rheumatology therapeutics market was $17.1 billion in 2011 and is forecasted to grow to $23.8 billion by 2018. Our new rheumatology offering will incorporate three existing tests: arthritis, musculoskeletal pain and neuropathic pain, which are most relevant to a rheumatologist’s clinical practice.

We intend to continue to develop new tests to cover additional therapeutic areas where there is a significant market need.

In addition to our tests under development, we are creating a database of patient genetic information. Because PGx information is accepted by the FDA as part of certain pre- and post-market submissions, we believe our database of actual patients, which includes clinical conditions tested for, current prescription drugs and other external factors, will be unique and a potentially valuable tool for drug development.

Clinical Studies

We intend to continue to sponsor or co-sponsor IDgenetix-guided clinical studies within institutional healthcare organizations to analyze the impact of the use of IDgenetix by physicians on defined clinical endpoints such as the number of prescription drugs, hospitalizations and length of stay, and other health assessments. In June 2014, we entered into an agreement for our first pilot study with a large managed care organization covering more than 2.5 million lives, pursuant to which we have agreed to conduct a prospective study to evaluate patient outcomes in approximately 300 polypharmacy patients over a 12-month period following IDgenetix testing. While significant data exists today supporting the clinical utility of PGx testing in general, there have not been any completed clinical studies or published clinical data on IDgenetix. We believe that the market potential with this managed care organization if it elects to implement IDgenetix testing following this study is approximately $400 to $800 per billable sample processed. Furthermore, in September 2014, we entered into an agreement for a second pilot study to be conducted at an acute care facility run by UHS, a hospital management company covering 25 acute care hospitals, 195 behavior health facilities and three surgery centers, which is currently underway. These pilot studies, as well as future studies we anticipate to conduct, may serve to validate IDgenetix specifically, which we believe will drive increased adoption of IDgenetix and provide important feedback for our future product development efforts.

Sales and Marketing

Our selling strategy divides the market into two categories: (1) institutional healthcare providers and (2) physicians. We have more than 100 account representatives dedicated to optimizing near-term growth in both categories. Since commercial launch of IDgenetix in October 2013 and through September 30, 2014, we have completed IDgenetix tests for more than 6,000 patient samples.

We currently only sell our IDgenetix tests in the United States. We are not dependent upon a single or small number of healthcare providers, which we consider to be the customers for IDgenetix testing, the loss of which would have a material adverse effect on our business. Since the launch of IDgenetix in October 2013, a relatively small number of distributors and contract sales organizations generate a significant percentage of our diagnostic testing revenue. Two contract sales organizations, PGx Medical, LLC and B&D Medical, LLC, generated 66% and 26%, respectively, of diagnostic testing revenue for the year ended December 31, 2013. For the nine months ended September 30, 2014, three of our contract sales organizations, PGx Medical, LLC, B&D Medical, LLC and Core Genetics, Inc., generated 35%, 28% and 17% of our diagnostic testing revenue, respectively. In addition, a relatively small number of third-party payors comprises the majority of our diagnostic testing revenue. Medicare comprised 96% and 83% of diagnostic testing revenue for the year ended December 31, 2013 and nine months ended September 30, 2014, respectively, and represented 8% and 44% of our total accounts receivable at December 31, 2013 and September 30, 2014, respectively.

Institutional Healthcare Providers

We designed the IDgenetix service for the institutional healthcare provider category and believe that this market category will be a significant driver of growth for the company both near and longer-term due to the many types and significant number of potential institutional healthcare providers. Currently, we have an institutional sales team of six account managers and a contract sales organization, or CSO, that provides an additional three account managers focused on institutional healthcare providers. Institutional healthcare providers typically represent sizeable patient populations of 2,000 to 500,000 patients, allowing a relatively large number of patients to be targeted with a limited number of account managers. Although institutional healthcare providers require a long sales cycle, fixed-price arrangements from certain of these customers may provide us with a steady and predictable revenue stream, independent of third-party payors.

Physicians

We also market directly to individual physicians. We currently have a sales force composed of several fully dedicated CSOs and a limited distributor network. While this sales force focuses exclusively on physicians, they have also generated a significant number of leads for the institutional sales team due to deep client relationships within their respective geographical areas. As of September 30, 2014, we had approximately 200 field sales representatives from our CSOs and distributor networks that are under contract and marketing our service in 17 states. Our sales force productivity has been increasing due to greater awareness in the market, increased sales representative experience and an expansion in the IDgenetix test portfolio.

We intend to add additional sales representatives throughout key metropolitan markets and other population centers within the United States. While institutional healthcare providers are our main selling focus, we believe expansion of our physician office based sales force will enhance our growth, increase the number of institutional referrals, and expand the footprint of our brand within the U.S. market.

Marketing

We have focused on differentiating our IDgenetix tests from the competition by focusing on five critical brand attributes which we believe will collectively form the competitive benchmark within the market, and ultimately will drive the choice among PGx testing services among healthcare providers. These five key brand variables are clinical utility, turnaround time, portfolio size, test quality and customer service.

We have developed a library of marketing materials to support our sales efforts. Our marketing materials are targeted at two distinct decision makers with respect to our services: physicians and their patients. Materials for physicians focus on education and description of our differentiated and unique test portfolio. This includes detailed descriptions of our differentiated offering, clinical utility of PGx, and synopses from recent medical publications regarding the benefits of PGx testing. Our marketing materials to be provided, as they deem necessary, by physicians to their patients, address in simple terms questions about the technologies used in IDgenetix and concerns about billing and insurance matters.

Competition

The genetic testing fields are intensely competitive both in terms of service and price, and continue to undergo significant consolidation, permitting larger clinical laboratory service providers to increase cost efficiencies and service levels, resulting in more intense competition. Some of our existing competitors and many potential competitors have substantially greater financial, selling, logistical and laboratory resources, more experience in dealing with third-party payors, and greater market penetration, purchasing power and marketing budgets, as well as more experience in providing diagnostic services.

As a specialized PGx service provider, we rely on our high quality of service to attract and retain institutional healthcare providers and physicians as our customers. We compete primarily based on the breadth, depth, speed and quality of testing, reporting and information systems, reliability in patient sample transport, ease-of-use and speed of our service, reputation in the medical community and access to our genetic counseling services and new technologies and tests as they become available. We believe we compete favorably on these factors.

Peer PGx Companies

We face competition from CLIA-certified laboratories offering PGx testing services, companies developing and commercializing PGx assays, and from various companies researching and developing PGx technology, in each case in the United States. Our competition arises from other parties using the same or similar methods as well as alternative methods of PGx testing. Competitors and potential competitors include, among others, American International Biotechnology LLC, AssureRx Health, Inc., Iverson Genetic Diagnostics, Inc., Millennium Laboratories, LLC and PGXL Laboratories.

National Reference Laboratories

National reference laboratories typically offer a full suite of tests for a variety of medical professionals including general practitioners, hospitals and specialists. This emphasis on providing a broad product portfolio of commoditized tests at the lowest possible price tends to limit these laboratories’ ability to provide specific, comprehensive and actionable results to healthcare providers. For example, the IDgenetix pain test screens for nine metabolizer, transporter or receptor genes applicable to pain drugs. To obtain the same results from a national reference laboratory, an ordering physician would need to know which nine specific genes to test, and order nine separate tests. In addition, we believe national reference laboratories tend not to provide comprehensive interpretation of test results or a specialized focus on the needs of the ordering physicians.

However, it is possible that these national reference laboratories may become more competitive with us in the future. Examples of our competitors include Quest Diagnostics Incorporated, Laboratory Corporation of America and Bio-Reference Laboratories, Inc.

Manufacturing and Supply

Many of the consumable supplies and reagents used as raw materials in our IDgenetix testing process are procured from a limited number of suppliers, some of which are sole-source. In addition, we rely on a limited number of suppliers, or in some cases a single supplier, for certain equipment with which we perform IDgenetix testing services. To date we have acquired all of our equipment and materials on a purchase order basis, and we do not have contracts with our suppliers and manufacturers that commit them to supply equipment and materials to us.

Facilities

As of September 30, 2014, we occupied approximately 18,500 square feet of office and laboratory space in our main San Diego facility, pursuant to a sublease agreement with Ajinomoto Althea Technologies, Inc., as well as approximately 7,500 square feet of temporary office space in San Diego. In April 2014, we entered into a lease agreement for approximately 70,000 square feet of space in San Diego, to be used for our corporate offices and laboratory operations. This facility is currently undergoing improvements and is expected to be ready for our use in the first quarter of 2015. Upon completion, we will consolidate our San Diego operations into this new facility. We believe that our current facilities, including those currently undergoing improvements, are adequate for our needs for the foreseeable future. We believe that, should it be needed, suitable additional space will be available to accommodate expansion of our operations on commercially reasonable terms.

Quality Assurance

We consider the quality of our PGx services to be of critical importance, and we have established a comprehensive quality assurance program for our laboratory designed to drive accurate and timely test results and to ensure the consistent high quality of our testing services. In addition to the compulsory proficiency programs and external inspections required by the Centers for Medicare & Medicaid Services, or CMS, the federal agency responsible for administering the Medicare and CLIA programs, and other regulatory agencies, we have developed a variety of internal systems and procedures to emphasize, monitor and continuously improve the quality of our operations.

External Proficiency/Accreditations

We participate in numerous externally-administered quality surveillance programs, and our laboratory is accredited by the College of American Pathology, or CAP. The CAP accreditation program involves both unannounced on-site inspections of the laboratory and participation in CAP’s ongoing proficiency testing program for all testing categories. CAP is an independent non-governmental organization of board-certified pathologists which accredits, on a voluntary basis, laboratories nationwide, and which has been accredited by CMS to inspect clinical laboratories to determine adherence to the CLIA standards. A laboratory’s receipt of accreditation by CAP satisfies the Medicare requirement for participation in proficiency testing programs administered by an external source, one of Medicare’s primary requirements for reimbursement eligibility.

Internal Quality Control

We maintain internal quality controls by running samples with known diagnosis at the same time as patient samples are submitted for testing. We also have an internally-administered program of blind sample proficiency testing (i.e., the testing laboratory does not know the sample being tested is a quality control sample). In addition, our genetic counselors, clinical staff, and laboratory directors are an integral component of our focus on quality and are responsible for the review and quality of test reports and analyses to ensure its quality, completeness and consistency.

Information Systems

We have developed and implemented management information systems that support our operations as well as strategically position us for long-term growth in light of what we anticipate to be evolving market trends. We believe our information systems are secure and robust and we maintain an off-site backup of all our data and e-mail systems on a regular basis. We track the performance of our services real time and provide our customers with progress reports upon request. We have also created systems and processes to measure the performance of our business operations via daily monitoring individual variables that provide insight on quality, productivity, profitability, and performance-to-plan, customer buying patterns, customer communications, market share, suppliers and reimbursement.

Billing and Reimbursement

Billing

Billing for PGx testing services is complex. We currently outsource our billing operations to a third-party provider that specializes in billing solutions for clinical laboratories and other healthcare organizations. We also staff a small internal billing department that works closely with our third-party provider to ensure accuracy of billings, timely collections, and resolution of appeals and billing discrepancies. Depending on our billing arrangement with each third-party payor and applicable law, we are obligated to bill in the specific manner prescribed by physicians and various payors, such as private insurance companies, managed care companies, and governmental payors such as Medicare and Medicaid, and physicians, each of which may have different billing requirements. We are paid by these third-party payors at rates that are based on the applicable fee schedule associated with the patient’s insurance plan.

Factors that complicate billing include:

•	variability in coverage and information requirements among various payors;

•	missing, incomplete or inaccurate billing information provided by ordering physicians;

•	billings to payors with whom we do not have contracts;

•	disputes with payors as to which party is responsible for payment;

•	disputes with payors as to the appropriate level of reimbursement; and

•	collection of patient receivables from copays, coinsurance or deductibles.

We are focused on carefully preparing claim submissions to minimize missing or incorrect information to facilitate billing and claims processing, and we have an internal billing and collections department that is devoted to mitigating unpaid claims.

We also must meet audit requirements to ensure compliance with applicable laws and regulations as well as our internal compliance policies and procedures, which adds further complexity to the billing process. Billing for PGx testing services in connection with governmental payor programs is subject to numerous federal and state regulations and other requirements, resulting in additional costs to us. These additional costs include those related to: (1) increased complexity in our billing due to the additional procedures and processes required by governmental payor programs; (2) training and education of our employees and customers; (3) compliance and legal costs; and (4) costs related to, among other factors, medical necessity denials and the absence of advance beneficiary notices.

Both California law and CLIA requirements dictate that laboratory testing be performed only at the request of authorized persons, and the Medicare program’s position is that laboratories are responsible for having sufficient processes and safeguards in place to ensure services are delivered only when ordered by a physician and for producing in an audit valid orders for all testing that they perform (e.g., a requisition signed by a physician). Accordingly, while we do not believe that laboratories are strictly required to obtain physician signatures on test requisitions as a matter of law, it is a best practice for laboratories to take all reasonable steps to obtain physician signatures on their test requisitions, at least in connection with testing that is billed to the

Medicare program. If not, a laboratory may be subject to the possibility of payment denials or recoupment actions if its Medicare contractor asks for documentation of a valid order and it is then unable to work with the ordering physicians to produce satisfactory documentation of orders from the medical records of the physicians.

Reimbursement

We provide PGx testing services primarily to physicians and community-based or institutional healthcare providers; however, our PGx testing service revenue may come from several sources. Depending on the billing arrangement and applicable law, the party that reimburses us for our services may be (1) the authorized party (such as a hospital, another laboratory or an employer) who ordered the testing service or otherwise referred the services to us, (2) a third party who provides coverage to the patient, such as an insurance company, managed care organization or a governmental payor program or (3) the patient.

Coverage and reimbursement of our tests by government and private payors is essential to our commercial success. Clinical laboratory testing services, when covered by government payors, such as Medicare and Medicaid in the United States, are paid under various methodologies, including prospective payment systems and fee schedules. Because a large percentage of our revenue is derived from the Medicare program and we expect this to continue for the foreseeable future, the Medicare coverage and reimbursement rules are significant to our operations. Under Medicare, payment for our tests is generally made under the Clinical Laboratory Fee Schedule, or CLFS, with amounts assigned to the procedure billing codes used to report the specific laboratory services. As a Medicare-participating laboratory based in California, we bill Noridian Healthcare Solutions, or Noridian, the Medicare Administrative Contractor, or MAC, for California, and are subject to Noridian’s local coverage and reimbursement policies. On August 6, 2014, Noridian issued a draft LCD that proposes to revise coverage and policy limits related to genetic testing. The draft LCD was subject to a 60-day comment period beginning on September 3, 2014 and ending on November 3, 2014. It may take several months for Noridian to review and consider comments on the draft LCD and issue a final LCD. We cannot predict when a final LCD may be issued, if ever, or what will change from the draft LCD. However, if the proposed LCD as currently drafted is finalized, it would limit or reduce reimbursement for our IDgenetix tests, which could adversely affect our business and results of operations.

The CLFS sets the maximum amount payable under Medicare for each billing code. For the majority of our tests, we bill the program directly and must accept the scheduled amount as payment in full for covered tests performed on behalf of Medicare beneficiaries. However, under Medicare’s bundling rules, tests that are ordered for hospital inpatients and outpatients must be billed by the hospital. We, in turn, bill the hospital for the cost of our services. The hospital is responsible for the cost of such testing for inpatients, but may bill testing for its outpatients to Medicare under the CLFS on the same basis that we bill. Nevertheless, given the complexity of the reimbursement of our testing, hospitals may face difficulties being paid for their outpatients, and this may discourage them from ordering our tests for their outpatients. Services reimbursed under the CLFS are not subject to deductibles, coinsurance or copayment amounts. Payment under the CLFS has been limited from year-to-year by congressional action such as imposition of national limitation amounts and freezes on the otherwise applicable annual consumer price index updates. In addition, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or ACA provides that the annual adjustment to payments under the CLFS are to be reduced by 1.75% each year through 2015 and reduced by a productivity adjustment further reducing payment rates. In February 2012, the Middle Class Tax Relief and Job Creation Act of 2012 was signed into law which, in part, rebases the CLFS by a negative 2%, reducing payment rates in 2013 and thereafter. The payment amounts under the CLFS are important not only for our reimbursement under Medicare, but also because other third-party payors are often guided by the Medicare CLFS in establishing reimbursement rates. For example, state Medicaid programs are prohibited from paying more for clinical laboratory services furnished to Medicaid recipients than the Medicare fee schedule limit. As a result, in light of the anticipated reduction in the CLFS payment amounts, certain third party payors may also reduce reimbursement amounts.

Further, with respect to the CLFS, the Protecting Access to Medicare Act of 2014 will make significant changes to the way that Medicare will pay for clinical laboratory services by moving the clinical laboratory fee schedule away from a system of payments based on historical charges to a market-based payment system. Beginning January 1, 2016, and every three years thereafter (and annually for “advanced diagnostic laboratory tests”), laboratories that receive the majority of their Medicare revenues from payments made under the CLFS or the physician fee schedule will be required to report the payment rates that were paid to the laboratory by commercial health plans, Medicare Advantage plans and Medicaid managed care organizations and the volume of tests for each such payor during the reporting period. Included are any multiple rates during the period, but excluded are capitation or similar payments. Payments rates must be reported net of all discounts and other price concessions. Potentially, low-volume labs and labs on which Medicare makes low expenditures will be excluded from the reporting obligation. CMS will use the reported information to develop uniform national Medicare payment rates, without geographical or other adjustments. These rates will be equal to the volume-weighted median of the reported rates for the tests. These rates will be paid to independent clinical laboratories and to hospitals for their outpatients for tests that are performed after January 1, 2017. However, the new rates are subject to a six-year phase in period that will run from 2017 to 2022. Pursuant to the phase in, rates may not be reduced through the new methodology by more than 10% per test per year in 2017, 2018 and 2019. The maximum reduction is increased to 15% per test per year in 2020, 2021 and 2022. Cumulative payment reductions through the phase-in period could therefore be as much as 75%.

These reductions, however, will not initially apply to a “new test” (new or substantially revised HCPCS code after the date of the Act’s enactment that is not an advanced diagnostic laboratory test). Until rates based on reported payor data can be established, rates for new tests will be set by the defined process of “cross-walking” or by a defined process of “gap-filling” where cross-walking is not possible. Another special rule applies to “advanced diagnostic laboratory tests.” These are tests that are offered and furnished only by a single laboratory and not sold for use by a laboratory other than the original developing laboratory (or a successor owner) and which is either an analysis of multiple biomarkers of DNA, RNA, or proteins combined with a unique algorithm to yield a single patient-specific result, a test that “is cleared or approved by the Food and Drug Administration” or a test that meets other criteria established by CMS. Where payment for an advanced diagnostic laboratory test was not made prior to the enactment of the Act under the clinical laboratory fee schedule, payment will be made for three quarters based upon the laboratory’s actual list charge. Then, beginning in January 2017, payment will be made based on the volume-weighted median private payor rates these laboratories are required to report. If the actual list charge substantially exceeds private payor rates, then, when reported, CMS will have the ability to recoup payments in excess of 130% of the weighted-median of reported private payor rates that were made during the initial period.

In addition, a relatively small number of third-party payors comprises the majority of our diagnostic testing revenue. Medicare comprised 96% and 83% of diagnostic testing revenue for the year ended December 31, 2013 and nine months ended September 30, 2014, respectively, and represented 8% and 44% of our total accounts receivable at December 31, 2013 and September 30, 2014, respectively. We are not dependent upon a single or small number of healthcare providers, which we consider to be the customers for IDgenetix testing, the loss of which would have a material adverse effect on our business.

Governmental Regulation

Clinical Laboratory Improvement Amendments of 1988

We are subject to the Clinical Laboratory Improvement Amendments of 1988, or CLIA, regulations, which regulate all clinical laboratories that perform testing (except research) on human specimens by requiring that they be certified by the federal government and comply with various operational, personnel, facilities administration, quality and proficiency requirements intended to ensure that their clinical laboratory testing services are accurate, reliable and timely. Standards for testing under CLIA are based on the level of complexity of the tests performed by the laboratory. Laboratories performing high complexity testing are required to meet more stringent requirements than laboratories performing less complex tests. We hold a CLIA certification to perform high complexity testing. CLIA compliance and certification is a prerequisite to be eligible to bill for services provided to governmental healthcare program beneficiaries. Sanctions for failure to comply with CLIA requirements include suspension, revocation or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business, cancellation or suspension of the laboratory’s ability to receive Medicare and/or Medicaid reimbursement, as well as significant fines, criminal penalties, expanded regulatory monitoring and/or cancelled or suspended payments. The loss or suspension of a CLIA certification, imposition of a fine or other penalties, or future changes in the CLIA law or regulations (or interpretation of the law or regulations) could have a material adverse effect on our business.

CLIA-certified laboratories must undergo on-site surveys, which may be conducted by the federal CLIA program at least every two years or be accredited by a private CMS approved accrediting agency, such as CAP, among others, and may be subject to additional random inspection.

State Laboratory Licensing

In addition to our CLIA certification, licensure is required and maintained for our laboratory under the laws of certain states from which we accept testing specimens. Such laws establish standards for the day-to-day operation of a clinical laboratory, qualifications for testing personnel, physical facilities requirements, equipment requirements, training and skills required of personnel and quality control. In addition, certain state laws mandate proficiency testing, which involves testing of specimens that have been specifically prepared for testing at our laboratory.

For example, we are subject to regulation of our laboratory operations under state clinical laboratory laws of California, where our facility is located. California’s requirements for the qualifications of testing personnel are more rigorous than those of CLIA. Certain other states, such as Florida, Maryland, New York, Pennsylvania, and Rhode Island, each require that we obtain and maintain licenses to test specimens from patients residing in those states and additional states may require similar licenses in the future. Our IDgenetix tests are currently approved in all states where approval is required. In particular, in September 2014, our IDgenetix tests were approved by the New York State Department of Health, which has a stringent, formal approval process for CLIA laboratory tests. CLIA does not preempt state laws that have established laboratory quality standards that are at least as stringent as federal law, which currently includes Washington and New York State. Potential sanctions for violation of state statutes and regulations include significant fines and the suspension or loss of various licenses, certificates and authorizations. Although we believe that we are in compliance with all applicable laboratory requirements and that our laboratory locations are licensed, certified and accredited by the appropriate state agencies in the states in which we do business, no assurances can be given that the laboratory will pass future re-certification or accreditation inspections.

While we believe we are in compliance with applicable licensing laws, no assurance can be given that state licensing agencies would agree or that our laboratory will pass all future licensing inspection. We may become aware from time to time of other states that require out-of-state laboratories to obtain licensure in order to accept specimens from the state, and it is possible that other states do have such requirements or will have such requirements in the future. If we identify any other state with such requirements or if we are contacted by any other state advising us of such requirements, we intend to follow instructions from the state regulators as to how we should comply with such requirements.

Federal and State Laws Regarding Patient Information Privacy and Security

There are currently numerous federal and state laws addressing health information practices, patient privacy and electronic data security that apply to us. These federal and state health information, privacy and security laws require us to acquire, implement and maintain expensive computer systems, employee training programs and business policies and procedures to protect the privacy and security of each patient’s health information consistent with HIPAA, HITECH and the regulations promulgated thereunder. Federal regulations also require us to comply with standards for the format and content of certain electronic payment-related transactions that we conduct with health plans. These regulations have had and are expected to continue to have a considerable financial impact on the healthcare industry because they impose extensive new requirements and restrictions on the use and disclosure of identifiable patient information.

Federal Laws

Under HIPAA and HITECH, the U.S. Department of Health and Human Services, or HHS, has issued regulations which establish uniform standards governing the format and content of certain electronic payment-related transactions, and protecting the privacy and security of individually identifiable health information, also known as protected health information, or PHI, held by healthcare providers and other covered entities. Three principal sets of regulatory standards have been promulgated under HIPAA and HITECH: the Standards for Privacy of Individually Identifiable Health Information (referred to as the “Privacy Standards”), which restrict the use and disclosure of certain individually identifiable health information, and give individuals certain rights with respect to health information about them; the Standards for Electronic Transactions (referred to as the “Transaction Standards”), which establish standards for the format and content of common electronic payment-related transactions among health care providers and health plans, such as claims for payment by a provider, inquiries from a health care provider to a health plan concerning an individual’s eligibility for benefits under the plan, and inquiries from a health care provider to a health plan concerning the status of a claim for payment; and the Security Rule, which require covered entities and their business associates to implement and maintain security measures to safeguard electronic PHI, including administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of such information.

Penalties for violations of HIPAA and HITECH laws and regulations include civil and criminal penalties. HIPAA has a tiered system of money penalties, based on the degree of negligence or willfulness of the breach, and whether or not it was timely corrected. Possible penalties range up to $50,000 for each violation, subject to a $1.5 million maximum for identical violations during a calendar year. Criminal penalties may be imposed on any person who knowingly obtains or discloses PHI in violation of HIPAA. The penalties depend on intent; violations committed with intent to sell, transfer, or use the information for commercial advantage, personal gain, or malicious harm, carry the highest penalties—fines up to $250,000, imprisonment up to 10 years, or both

The Office for Civil Rights of HHS, which enforces the HIPAA regulations, has been taking an increasingly rigorous approach to enforcement, and sometimes imposes penalties or settlements in excess of one million dollars.

The Privacy Standards govern the use and disclosure of PHI by healthcare providers. These standards also set forth certain rights that an individual has with respect to his or her PHI maintained by a healthcare provider, including the right to access or amend certain records containing PHI, and to obtain an accounting of certain disclosures of PHI. HIPAA also governs patient access to laboratory test reports. Effective October 6, 2014, certain covered entity laboratories like us must provide individuals (or their personal representatives) with the right to access test reports directly from laboratories. We have implemented practices and procedures with the intent to comply with the requirements of the HIPAA Privacy Standards and applicable state privacy laws.

We have also implemented policies, procedures and standards with the intent to comply with the HIPAA Security Standards, which establish requirements for safeguarding the confidentiality, integrity and availability of electronic PHI. In addition, we have taken necessary steps to comply with HIPAA’s Transaction Standards, which establish standards for common payment-related transactions among health plans and health care providers. In particular, we have completed conversion of our electronic fee-for-service claim transactions and our electronic fee-for-service remittance transactions to the HIPAA Transaction Standards, including the standards for billing claims, remittance advices, enrollment and eligibility verification inquiries.

In 2009, Congress passed the American Recovery and Reinvestment Act of 2009, or ARRA, which included HITECH. HITECH made sweeping changes to HIPAA, including increasing penalties for violations, providing the federal and state governments with additional enforcement capabilities, further restricting certain uses of PHI (particularly for commercial purposes), and extending some provisions of HIPAA to cover contractors of covered entities—known as business associates—directly.

Further, HITECH requires HIPAA covered entities, such as clinical laboratories, to provide notification to affected individuals and to the Secretary of HHS following discovery of a breach of unsecured PHI and imposes penalties on those that fail to do so. The 2013 final HITECH omnibus rule modified the breach reporting standard in a manner that will likely make more data security incidents qualify as reportable breaches. In some cases, HITECH also requires covered entities to provide notification to the media of breaches. In addition, in the case of a breach of unsecured PHI at or by a business associate of a covered entity, the regulations require the business associate to notify the covered entity of the breach. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney fees and costs associated with pursuing federal civil actions.

State Privacy and Security Laws

HIPAA and HITECH and their implementing regulations establish a uniform federal “floor” and do not supersede state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing PHI. As a result, we are required to comply with both federal privacy and security regulations and state privacy and security laws, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

As one example, the Confidentiality of Medical Information Act, or CMIA, is California’s statutory scheme governing the disclosure of medical information by providers of health care. Certain aspects of the CMIA are more stringent than the requirements of HIPAA, particularly with regard to the form used to obtain authorization to disclose a patient’s medical information. Like a number of other states, California also places special restrictions on the use and disclosure of particularly sensitive kinds of health information, such as information concerning alcohol and drug abuse, mental health, developmental disabilities, and HIV and genetic test results. Significant administrative penalties may be imposed for violation of any of these requirements. In addition, certain states have adopted information security requirements that apply to all businesses that store confidential personal information, including Massachusetts and California. Most states, including California, also have state breach notification laws that may be more onerous than the breach notification requirements under federal law. In addition to penalties that may be imposed by regulatory agencies, an individual whose medical information was the subject of a breach may also sue in some cases for statutory or actual damages.

Anti-Kickback Statutes

The federal healthcare program Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, referring an individual to a person for the furnishing, or arranging for the furnishing of, any item or service for which payment may be made, in whole or in part, under a federal health care program, including the Medicare and Medicaid programs or for the purchasing, leasing, ordering, or arranging for or recommending purchasing, leasing or ordering, any such good, facility, item or service. The definition of “remuneration” has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests, and providing anything at less than its fair market value. The Anti-Kickback Statute may be violated if one purpose of a payment is to induce referrals, notwithstanding the fact that the payment may otherwise be for legitimate purposes and be at fair market value. The Anti-Kickback Statute is broad, and it prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements within the healthcare industry, HHS has issued a series of regulatory “safe harbors.” These safe harbor regulations set forth certain provisions, which, if met, will assure healthcare providers and other parties that they will not be prosecuted under the federal Anti-Kickback Statute. Although full compliance with these provisions ensures against prosecution under the federal Anti-Kickback Statute, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-Kickback Statute will be pursued. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. The penalties for violating the Anti-Kickback Statute can be severe. These sanctions include criminal penalties and civil sanctions, including fines, imprisonment and possible exclusion from the Medicare and Medicaid programs. Further, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act. Whistleblowers, known as qui tam relators, or the government may initiate False Claims Act litigation alleging that claims were tainted by violations of the Anti-Kickback Statute. Many states have also adopted statutes similar to the federal Anti-Kickback Statute, some of which apply to payments in connection with the referral of patients for healthcare items or services reimbursed by any source, not only governmental payor programs.

Anti-Markup Rules

A number of states have anti-markup rules that prohibit physicians or certain other persons or entities from marking up clinical laboratory testing and, in some cases, require disclosures regarding the laboratory’s charges for clinical laboratory testing. Depending on the particular facts and state laws, laboratories can be implicated under the state’s self-referral and anti-kickback laws when they sell testing to a physician or an entity that the physician or entity then marks up.

California has an anti-markup statute as well as a self-referral law and anti-kickback statutes. California’s self-referral law has been interpreted, in an opinion of the Office of Legislative Counsel, not to prohibit physician referrals to a laboratory insofar as the physician complies with the anti-markup rule, under the reasoning that the anti-markup statute is more specific than is the self-referral ban. However, if a California physician were to mark-up tests purchased from the Company, the physician would no longer be in compliance with the anti-markup rule, potentially subjecting the Company to penalties under California’s self-referral law. This may be true even though the Company would have billed the physician, and not the patient or a third-party payor. Because the self-referral law is effectively a “strict liability” law, meaning no intent is required for penalties to be imposed, the Company potentially could be subject to penalties even in the absence of any intent to violate the law or induce referrals. Under the California self-referral law it is a crime to submit a claim that arises from a prohibited referrals and fines are capped at $15,000 per violation.

Also, California’s anti-kickback statute has been interpreted by the Attorney General to prohibit arrangements whereby a physician purchases laboratory services at a discount and then marks them up without passing the discount on to the patient or payor. However, referrals to the Company should be permitted under the California anti-kickback laws if the physicians are not marking up the tests and are making appropriate disclosures concerning the Company’s charges for such tests. It can also be argued that such discounts should be governed by the more specific anti-markup law, and not the anti-kickback statute, even if a physician does not comply with the anti-markup law. However, no authority has addressed this issue. The Company is not aware of any enforcement actions that have been based upon this issue under California’s anti-kickback laws.

Criminal Healthcare Fraud and False Statements

In addition to the laws and regulations governing the privacy and security of PHI discussed above, HIPAA created two federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from governmental payor programs such as the Medicare and Medicaid programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment, as well as exclusion from one or more government payor programs.

False Claims Act

Finally, another development affecting the healthcare industry is the increased use of the federal False Claims Act and, in particular, actions brought pursuant to the False Claims Act’s “whistleblower” or “qui tam”

provisions. The False Claims Act imposes liability on any person or entity, who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal governmental payor program. The False Claims Act also applies if a provider knows that it has been overpaid by a federal health care program for a service, but fails to make a timely refund of the overpayment. The government has broad investigatory powers under the False Claims Act, and individuals and entities may incur significant costs in defending such investigations. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has defrauded the federal government by submitting a false claim to the federal government and permit such individuals to share in any amounts paid by the entity to the government in fines or settlement. The federal government has the right to intervene in a False Claims Act suit initiated by a qui tam relator and, when a qui tam suit is filed, it is filed under seal to provide the government an opportunity to investigate the matter before making a decision regarding intervention.

When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties ranging from $5,500 to $11,000 for each separate false claim, exclusion from participation in federal healthcare programs, and criminal penalties. In addition, various states have enacted false claim laws analogous to the federal False Claims Act, although many of these state laws apply where a claim is submitted to any third party payor and not merely a governmental payor program.

Physician Referral Prohibitions

A federal law directed at physician “self-referral,” commonly known as the “Stark Law,” prohibits, among other things, physicians who personally, or through an immediate family member, have a financial relationship, including an investment, ownership or compensation relationship with an entity, from referring Medicare patients to that entity for designated health services, which include clinical laboratory services, unless an exception applies. “Immediate family member” is defined to mean husband or wife; birth or adoptive parent, child or sibling; stepparent, stepchild, stepbrother or stepsister; father-in-law, mother-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law; grandparent or grandchild; and spouse of a grandparent or grandchild. In addition, the clinical laboratory is prohibited from billing for any tests performed pursuant to a prohibited referral. Recent court cases have extended the Stark law’s prohibition to referral of Medicaid patients as well. A person who engages in a scheme to circumvent the Stark Law’s referral prohibition may be fined up to $100,000 for each such arrangement or scheme. In addition, any person who presents or causes to be presented a claim to the Medicare or Medicaid programs in violation of the Stark Law is subject to civil monetary penalties of up to $15,000 per bill submission, an assessment of up to three times the amount claimed and possible exclusion from participation in federal governmental payor programs. Violations of the Stark Law can also be sanctioned under the False Claims Act. Bills submitted in violation of the Stark Law may not be paid by Medicare or Medicaid, and any person collecting any amounts with respect to any such prohibited bill is obligated to refund such amounts. Many states, including California, also have anti- “self-referral” and other laws that are not limited to Medicare and Medicaid referrals.

Like the Anti-Kickback Statute, the Stark Law is broad in its application to healthcare transactions and arrangements. Accordingly, the Stark Law contains many exceptions, which protect certain arrangements and transactions from the Stark Law penalties. The Stark Law is a “strict liability” statute, so intent is irrelevant, i.e., a physician’s financial relationships with a laboratory must meet an exception under the Stark law or the referrals are prohibited. Thus, unlike the Anti-Kickback Statute’s safe harbors, if a laboratory’s financial relationship with a physician does not meet a Stark Law exception’s requirements, then the physician is prohibited from making referrals to the laboratory, and any such referrals will result in overpayments to the laboratory and will subject the laboratory to the Stark Law’s penalties. Laboratories that bill the Medicare and Medicaid programs for referrals that are in violation of the Stark Law may also be found liable under the False Claims Act. Many states have also adopted statutes similar to the Stark Law, some of which apply to payments in connection with the referral of patients for healthcare items or services reimbursed by any source, not only governmental payor programs.

Civil Monetary Penalties Law

Among other things, the Federal Civil Monetary Penalties Law prohibits the offering or giving of remuneration, including the provision of free items and services, to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of items or services reimbursable by a Federal or state governmental program. Violations could lead to civil money penalties of up to $10,000 for each wrongful act, assessment of three times the amount claimed for each item or service and exclusion from the Federal healthcare programs.

Corporate Practice of Medicine

Numerous states, including California, have enacted laws prohibiting business corporations, such as us, from practicing medicine and employing or engaging physicians to practice medicine. These laws are designed to prevent interference in the medical decision-making process by anyone who is not a licensed physician. This prohibition is generally referred to as the prohibition against the corporate practice of medicine. This doctrine does not have application to the extent that a laboratory only performs laboratory testing services in compliance with applicable laws. However, the doctrine may be implicated depending on the specifics of a laboratory’s relationships with pathologists and, possibly, genetic counselors. Violation of this prohibition may result in civil or criminal fines, as well as sanctions imposed against us and/or the professional through licensing proceedings.

Other Requirements

Our laboratory is subject to federal, state and local regulations relating to the handling and disposal of regulated medical waste, hazardous waste and biohazardous waste, including chemical, biological agents and compounds, blood and bone marrow samples and other human tissue. Typically, we use outside vendors who are contractually obligated to comply with applicable laws and regulations to dispose of such waste. These vendors are licensed or otherwise qualified to handle and dispose of such waste. Historically, our costs associated with handling and disposal of such wastes have not been material.

The Occupational Safety and Health Administration, or OSHA, has established extensive requirements relating to workplace safety for healthcare employers, including requirements to develop and implement programs to protect workers from exposure to blood-borne pathogens by preventing or minimizing any exposure through needle stick or similar penetrating injuries.

Pursuant to its authority under the federal Food, Drug and Cosmetic Act, or FDCA, the FDA has regulatory responsibility over instruments, test kits, reagents and other devices used to perform diagnostic testing by laboratories such as ours. Specifically, the manufacturers and suppliers of ASRs, which we obtain for use in diagnostic tests, are subject to regulation by the FDA and are required to, among other things, register their establishments with the FDA, to conform manufacturing operations to the FDA’s Quality System Regulation, or QSR, and to comply with certain reporting and other record keeping requirements.

The FDA also regulates the sale or distribution, in interstate commerce, of products classified as medical devices under the FDCA, including in vitro diagnostic tests, or IVDs. Such devices must undergo premarket review by the FDA prior to commercialization unless the device is of a type exempted from such review by statute or pursuant to the FDA’s exercise of enforcement discretion. LDTs are a class of IVD products that are developed, validated, manufactured, and offered within a single laboratory. Although most LDTs are subject to FDA regulation as IVD medical devices, FDA has historically exercised enforcement discretion to exempt LDTs from regulation, including the requirement for premarket clearance or approval. This initiative is noteworthy because while CLIA presently requires laboratories to establish that their LDTs accurately identify the specific substances that they purport to identify, regulation by the FDA would be expected to require a laboratory to also establish that its LDTs have the clinical significance in terms of patient care that the laboratory holds the tests out as having through its marketing activities.

Pursuant to the Food and Drug Administration Safety and Innovation Act, the FDA notified Congress on July 31, 2014 that the FDA intended to issue, on or after September 30, 2014, a draft guidance entitled “Framework for Regulatory Oversight of Laboratory Developed Tests (LDTs),” or the Framework Guidance, and a separate draft guidance entitled “FDA Notification and Medical Device Reporting for Laboratory Developed Tests (LDTs),” or the Notification Guidance. On October 3, 2014, the FDA issued the anticipated Framework Guidance and Notification Guidance. The Framework Guidance states that the FDA intends to modify its policy of enforcement discretion with respect to LDTs in a risk-based manner consistent with the existing classification of medical devices. Thus, the FDA plans to begin to enforce its medical device requirements, including premarket submission requirements, on LDTs that have historically been marketed without FDA premarket review and oversight.

The FDC Act classifies medical devices into one of three classifications based on the risks associated with the device and the level of control necessary to provide reasonable assurance of safety and effectiveness. The classification of a medical device also generally determines the type of premarket review, if any, required for the device. The FDA states its intention in the Framework Guidance to publish general LDT classification guidance within 18 months of the date on which the Framework Guidance is finalized.

Class I device are those for which reasonable assurance of safety and effectiveness can be provided by adherence to the FDA’s general controls for medical devices, which include applicable portions of the FDA’s Quality System Regulation, or QSR, facility registration and device listing, reporting of adverse medical events and appropriate, truthful and non-misleading labeling, advertising and promotional materials. Many Class I devices are exempt from premarket review; however, some Class I devices require premarket clearance by the FDA through the 510(k) premarket notification process described below.

Class II devices are subject to the FDA’s general controls, and any other special controls, such as performance standards, postmarket surveillance and FDA guidelines, deemed necessary by the FDA to provide reasonable assurance of the devices’ safety and effectiveness. Unless exempt, the manufacturer of a Class I or II device must submit to the FDA a 510(k) premarket notification submission requesting clearance of the device for commercial distribution in the United States. Premarket notifications are subject to user fees, unless a specific exemption applies. To obtain a 510(k), the manufacturer must demonstrate that the device is “substantially equivalent” to a predicate device, which is either: a device that was legally marketed prior to May 28, 1976, for which the FDA has not yet called for the submission of a premarket approval, or PMA application, or to another commercially available, similar device that was cleared through the 510(k) process. In determining substantial equivalence, the FDA assesses whether the proposed device has the same intended use as the predicate device, and the same technological characteristics as the predicate device or different technological characteristics but the information submitted in the premarket notification demonstrates the device is as safe and effective as a legally marketed device and does not raise different questions of safety and effectiveness than the predicate device. The process for submitting a 510(k) premarket notification and receiving FDA clearance usually takes from three to twelve months, but it can take significantly longer and clearance is never guaranteed. The FDA may request additional information, including clinical data. If the FDA determines that the device is substantially equivalent to the predicate device, the subject device may be marketed in accordance with its 510(k) clearance. However, if the FDA makes a not substantially equivalent determination, then the device is regulated as a Class III device and may not be marketed without approval of a PMA.

Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices or devices deemed not substantially equivalent to a previously 510(k) cleared device are classified as Class III. These devices require submission and approval of a PMA application, which must demonstrate reasonable assurance of the safety and effectiveness of the device to the FDA’s satisfaction. A PMA application must provide valid scientific evidence, typically extensive preclinical and clinical trial data and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications and supplemental PMA applications are subject to significantly higher user fees than are 510(k) premarket notifications. Some PMA applications, such as the first PMA submitted by a small business, are exempt from a user fee.

After a PMA application is submitted and found to be sufficiently complete, the FDA begins an in-depth review of the submitted information. During this review period, the FDA may request additional information or clarification of information already provided. The FDA also may convene an advisory panel of outside experts to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA generally will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with the QSR. The FDA can delay, limit or deny approval of a PMA application for many reasons.

If the FDA’s evaluation of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter authorizing commercial marketing or an approvable letter that usually contains a number of conditions that must be met in order to secure final approval. If the FDA’s evaluations are not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The agency may determine that additional clinical trials are necessary, in which case the PMA approval may be delayed while the trials are conducted and the data acquired are submitted in an amendment to the PMA. Even with additional trials, the FDA may not approve the PMA application. The process for submitting and obtaining FDA approval of a PMA generally takes from one to three years, but may take longer and approval is not guaranteed.

A clinical trial may be required in support of a 510(k) submission and generally is required for a PMA application. These trials generally require an Investigational Device Exemption, or IDE, approved by the FDA for a specified number of patients, unless the device is exempt from IDE requirements or deemed a non-significant risk eligible for more abbreviated IDE requirements. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. Clinical trials may begin 30 days after the submission of the IDE application unless the FDA disapproves the IDE or places the trial on clinical hold. Additionally, clinical trials may not begin until their protocol and informed consent receive approval from the appropriate institutional review boards, or IRBs, at the clinical trial sites. All clinical trials must be conducted in accordance with the FDA’s IDE regulations.

If and when the Framework Guidance and Notification Guidance are finalized, we and the IDgenetix products could for the first time be subject to the FDA’s enforcement of its regulatory requirements applicable to medical device manufacturers and medical devices, respectively. According to the Framework Guidance, devices that are already in use at the time the FDA initiates enforcement of the premarket review requirements will be permitted to remain in use – pending the FDA’s review and consideration of the premarket submission – so long as a premarket submission is timely made. For the highest risk LDTs, the Framework Guidance provides that enforcement of the premarket submission requirements will begin 12 months after the guidance is finalized. For lower risk LDTs, enforcement of the premarket submission requirements are expected to be phased in over the following four to eight years.

Even if regulatory approval or clearance of a device is granted, the FDA may impose limitations on the uses and indications for which the device may be labeled and promoted, and the device remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved as the FDA prohibits promoting devices for “off-label” uses. Other regulatory requirements that apply include: facility registration and device listing; the Quality System Regulation, or QSR, which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process and to have in place complaint handling and corrective and preventative action procedures; labeling regulations; the Medical Device Reporting regulation which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and the reporting of certain field corrections and product recalls or removals. Additionally, if a manufacturer makes certain changes to its device, a new 510(k) or a PMA supplement may be required.

The FDA has broad post-market and regulatory and enforcement powers and it enforces its medical device requirements by various means, including inspection and market surveillance. Failure to comply with the applicable U.S. medical device regulatory requirements could result in, among other things, untitled or warning letters, fines, injunctions, consent decrees, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspension of production, the FDA’s refusal to grant future premarket clearances or approvals, withdrawals or suspensions of current product applications and criminal prosecution.

The Physician Payment Sunshine Act, subject to specified exceptions, requires drug and medical device manufacturers to disclose to HHS any direct or indirect payments that they make to physicians or any direct or indirect ownership interests that physicians or their immediate family members hold in them. Given the position of non-enforcement that the FDA has historically taken with respect to LDTs and our position that our LDTs are not medical devices, we do not believe that we are currently subject to the requirements of the Sunshine Act, and we do not make reports under that law. Nevertheless, if the FDA decides to regulate our LDTs in the future, we may then be subject to the reporting requirements of the Sunshine Act. Even if the FDA decides to regulate our LDTs, the Sunshine Act may nevertheless not apply to us, as there is an exception under the Act for manufacturers of drugs or devices used solely by or within the manufacturer itself.

OIG Compliance Program Guidance For Clinical Laboratories

The OIG first issued formal compliance guidance for laboratories in 1997, and then modified that guidance in 1998 through its “Compliance Program Guidance For Clinical Laboratories.” The OIG’s guidance, key parts of which are summarized below, covers a variety of issues that are important to laboratories, including, but not limited to, medical necessity, notices to physicians, billing, and pricing to physicians.

In this guidance, the OIG takes the position that even though laboratories do not themselves make medical necessity determinations, they should advise physicians that Medicare will only pay for services that are medically necessary. The OIG believes that it is important for laboratories to design their test ordering forms in a manner that promotes the conscious ordering of tests by physicians or other authorized individuals. According to the OIG, the ordering form should include a statement that Medicare does not cover routine screening tests and laboratories should also provide notices to physicians on an annual basis that include the following: (i) any national and local medical review policies for laboratory testing, (ii) a statement that organ and disease panels will only be paid when all components are medically necessary; and (iii) a copy of the applicable Medicare fee schedule and a statement that Medicaid reimbursement will usually be equal to or less than that amount. Additional information is required for “custom” profiles, i.e. profiles that are put together for the convenience of particular physicians. The purpose of these disclosures is to provide physicians with greater information in making their determinations as to what testing is medically necessary.

The OIG’s guidance also includes a discussion of the use of ABNs by laboratories. Where it is likely that a test will not be covered by Medicare, the laboratory may request that the beneficiary sign an ABN indicating the beneficiary’s consent to be financially liable if payment is denied. The laboratory may ask the ordering physician to obtain the ABN, but it is the laboratory’s responsibility to produce it, when necessary. According to the OIG, routine use of ABNs, or merely stating that denial of payment is possible, or that it is impossible to know when payment will be denied, is forbidden. The ABN must be in writing, must identify a specific service, and must explain the reasons that payment is believed likely to be denied.

According to the OIG, laboratories are also to monitor test ordering to ensure that test ordering is not excessive, and the OIG’s guidance set out methods for performing this analysis. The OIG also believes that laboratories should take steps to ensure that the CPT/HCPCS codes provided accurately describe the services furnished. Laboratories should not alter the physician’s order in any way, either increasing or decreasing the number of services performed. According to the OIG, laboratories should ensure that the laboratory can support tests billed to Medicare with documentation from the physician ordering the test or other authorized person. According to the OIG, laboratories should not: (i) use information provided by the physician from earlier dates of service (other than standing orders); (ii) create diagnosis information that has triggered reimbursement in the past; (iii) use computer programs that automatically insert diagnosis codes without receipt from the ordering physician or other authorized person; or (iv) make up diagnosis information. Laboratories may, however, contact the ordering physician or other authorized person to obtain information if it was not provided and accurately translate narrative diagnoses obtained from the physician or other authorized person.

Where a test order is ambiguous, the OIG indicates that laboratories should not bill for testing until they have verified the tests that the physician actually wished to order. Similarly, where the test cannot be performed because of an accident or insufficient specimen, then the laboratory may not bill for the testing. The OIG’s guidance includes a discussion of reflex testing (i.e. additional testing that is testing performed when initial results are positive or indicate the need for further testing). According to the OIG, laboratories should design their requisitions to only allow for reflex testing when necessary. The OIG also states that physicians should not provide inducements to obtain a physician’s non-Medicare testing, and that it would be an inducement to charge physicians a price below fair market value for their non-federal health care program testing.

Compliance Program

Because compliance with government rules and regulations is a significant concern throughout our industry, in part due to evolving interpretations of these rules and regulations, we have established a compliance program that is overseen by our Compliance Committee. Our Compliance Committee consists of certain members of our board of directors, and our management provides periodic reports on compliance operations to the Compliance Committee.

We seek to conduct our business in compliance with all statutes and regulations applicable to our operations. To this end, we conduct both internal and external in-depth reviews of procedures, personnel and facilities to ensure regulatory compliance throughout our operations. We provide periodic and comprehensive training programs to our personnel, which are intended to promote the strict observance of our policies designed to ensure compliance with the statutes and regulations applicable to our operations.

While current law does not expressly require laboratories to have a compliance program, the Affordable Care Act authorizes the Department of Health and Human Services, or HHS, to require certain providers and suppliers to establish a compliance program as a condition of enrollment in Medicare, Medicaid and other federal healthcare programs. HHS, in consultation with the HHS Office of Inspector General, is to establish the core elements of the required compliance plan and the implementation dates. HHS has not yet issued any final regulations but has issued detailed guidance on compliance requirements for nursing facilities, Medicare Advantage plans and Medicare prescription drug plans.

Intellectual Property Rights

We rely heavily upon trade secrets, know-how and continuing technological innovation, and may rely upon licensing opportunities in the future, to develop and maintain our competitive position. We protect our proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with suppliers, employees, consultants, collaborators, researchers and others who may have access to proprietary information. Our success will depend significantly on our ability to obtain and maintain proprietary protection for the technologies, inventions, know-how and products we consider important to our business, preserve the confidentiality of our trade secrets and operate our business without infringing on the proprietary rights of third parties.

Employees

As of December 31, 2014, we employed 83 employees, 77 of whom were full-time and six of whom were part-time. Our employees are engaged in either specimen preparation, regulatory affairs, operations, development, business and corporate development, sales and marketing, quality assurance and control or finance and administration. None of our employees are subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our current executive officers and directors:

Name	Age	Position(s)
Executive Officers
Greg Hamilton	44	Chief Executive Officer and Director
Jorge Garces, Ph.D.	43	President, Chief Operating Officer and Director
Jeffrey G. Black	46	Chief Financial Officer
Juan-Sebastian Saldivar, M.D.	43	Chief Medical Officer
Non-Employee Directors
François Ferré, Ph.D.	56	Co-Chairman of the Board of Directors
J. Matthew Mackowski	60	Co-Chairman of the Board of Directors
Bruce G. Bodaken(1)(3)	63	Director
Karin Eastham(1)(2)	65	Director
James Glavin(2)	79	Director
Mark S. Gold, M.D(2)(3).	65	Director
Ann Kessler, Ph.D.(1)(3)	71	Director
Deval Lashkari, Ph.D.	48	Director
Magda Marquet, Ph.D.	56	Director

(1)	Member of the compensation committee
(2)	Member of the audit committee
(3)	Member of the nominating and corporate governance committee

Executive Officers

Greg Hamilton.    Mr. Hamilton has served as our Chief Executive Officer since February 2014 and as a director since May 2013, and previously served as our President from May 2013, when we acquired IDGenetix, Inc., to February 2014. Prior to joining us, Mr. Hamilton was Chief Executive Officer of RGTN Inc., a consulting company, from February 2012 to May 2013. From October 2009 to January 2012, he served as Chief Operating Officer and Chief Financial Officer of Enigma Diagnostics, Inc., a biotechnology company. From July 2008 to October 2009, he served as Vice President, Operations, Planning and Analysis at Hologic Inc. (formerly Third Wave Technologies Inc.), a healthcare developer, manufacturer and supplier. Mr. Hamilton received his M.B.A. from the University of Chicago Booth School of Business and his Bachelor of Science from Purdue University.

Our board of directors believes Mr. Hamilton’s depth of operating and senior management experience in our industry provide him with the qualifications and skills to serve on our board of directors.

Jorge Garces, Ph.D.    Dr. Garces has served as our President and Chief Operating Officer since February 2014 and served as our Chief Operating Officer from June 2013 to February 2014. He has served on our board of directors since September 2014. Prior to joining us, he served as Senior Vice President, Research and Development, at GenMark Diagnostics, a biotechnology company, from February 2012 to June 2013. Prior to GenMark, he served as Chief Executive Officer and President of Enigma Diagnostics, Inc., a biotechnology company, from October 2009 to February 2012. Dr. Garces also served as Vice President and Site Operations Manager at Hologic, Inc. (formerly Third Wave Technologies Inc.), a healthcare developer, manufacturer and supplier, from July 2008 to October 2009, where he led the development and submission to the FDA for approval of their Cystic Fibrosis and human papillomavirus products. Additionally, Dr. Garces held senior executive roles at Hologic, Inc. from October 2005 to July 2008 and earlier in his career held positions in clinical diagnostic laboratories including Genzyme Genetics and Athena Diagnostics, Inc. Dr. Garces earned his Ph.D. in Cell and Molecular Biology from the City University of New York. He completed his post-doctoral training at the

University of Massachusetts Medical School and received an M.B.A. from the Kellogg Graduate School of Management. Dr. Garces received a Bachelor’s degree in Biology from the City University of New York—Brooklyn College.

Our board of directors believes Dr. Garces’ depth of operating and senior management experience in our industry provide him with the qualifications and skills to serve on our board of directors.

Jeffrey G. Black.    Mr. Black has served as our Chief Financial Officer since April 2014. Mr. Black served as Chief Financial Officer of Verenium Corporation, a life sciences company, from March 2011 until its acquisition by BASF Corporation in December 2013, and as Chief Accounting Officer of Verenium Corporation from April 2005 to March 2011. From September 2003 to April 2005, Mr. Black served as Executive Director of Accounting and Corporate Controller of Isis Pharmaceuticals, Inc. From September 2000 to August 2003, Mr. Black was a Principal and Interim Financial Executive of Regent Pacific Management Corporation, a financial advisory firm through which he served as Vice President of Finance and Corporate Controller of Clarent Corporation, and Vice President and Corporate Controller of Accelerated Networks, Inc., both telecommunications technology companies. Mr. Black is a certified public accountant (inactive) and began his career with Ernst & Young LLP. Mr. Black currently serves on the board of directors of Cellana, Inc., a privately held biotechnology company. Mr. Black holds a Bachelor’s degree in business from the University of Arizona.

Juan-Sebastian Saldivar, M.D.    Dr. Saldivar has served as our Chief Medical Officer since November 2014. From January 2012 to November 2014, Dr. Saldivar worked at the Sequenom Center for Molecular Medicine, a provider of laboratory testing services and wholly owned subsidiary of Sequenom, Inc., most recently as the Vice President, Clinical Services and Medical Affairs. From July 2003 to March 2012, Dr. Saldivar served in various roles and most recently as Director, Molecular Diagnostics at City of Hope National Medical Center, a clinical research center, while also teaching as a Clinical Associate Professor in the Department of Pathology from January 2010 to March 2012. From February 2009 to November 2009, Dr. Saldivar served as Director, Clinical Laboratory Services at Perlegen Sciences, Inc., a biotechnology company. Dr. Saldivar completed fellowships in Medical Genetics and Clinical Molecular Genetics at the Harvard/Partners Center for Human Genetics and Genomics. Dr. Saldivar is a Fellow of the American College of Medical Genetics, and a member of the International Society for Prenatal Diagnosis, Association for Molecular Pathology, American Society of Human Genetics, and the College of American Pathologists. Dr. Saldivar earned his M.D. from the University of Texas Southwestern Medical School and his B.A. from Boston University.

Non-Employee Directors

Bruce G. Bodaken.    Mr. Bodaken has served on our board of directors since September 2014 and as our lead independent director since December 2014. From January 2000 to December 2012, Mr. Bodaken served as the Chairman and Chief Executive Officer of Blue Shield of California, a health plan provider. Mr. Bodaken also serves on the boards of directors of Rite Aid Corporation, a retail pharmacy operator, and WageWorks, Inc., a consumer directed health plan provider. He also serves on the board of the Institute of Medicine’s Roundtable on Value and Science-Driven Healthcare, and is a visiting scholar at Brookings Institution in Washington, D.C. Mr. Bodaken recently joined the faculty at University of California, Berkeley, in the Division of Health Policy Management. He is a co-author (with Robert Fritz) of The Managerial Moment of Truth, published by Simon & Schuster (Free Press) in 2006. He taught Philosophy at the college level before embarking on a career in health care. Mr. Bodaken holds an M.A. in Philosophy from the University of Colorado and a B.A. in Philosophy from Colorado State University.

Our board of directors believes that Mr. Bodaken’s extensive business experience as an executive in the health insurance industry provide him with the qualifications and skills to serve on our board of directors.

Karin Eastham.    Ms. Eastham has served on our board of directors since September 2014. Ms. Eastham also serves as a director for MorphoSys AG, a Frankfurt Stock Exchange-listed biotechnology company, Geron Corporation, a biotechnology company, Illumina, Inc., a biotechnology company and Veracyte, Inc. a healthcare diagnostics company. Ms. Eastham previously served as a director of Trius Therapeutics, Inc., from 2009 until its sale in 2013, Amylin Pharmaceuticals, Inc., from 2005 until its sale in 2012, Genoptix, Inc., from 2008 until its sale in 2011, Tercica, Inc., from 2003 until its sale in 2008, and SGX Pharmaceuticals, Inc., from 2005 until its sale in 2008. From May 2004 to September 2008, she served as Executive Vice President and Chief Operating Officer, and as a member of the Board of Trustees, of Burnham Institute for Medical Research, a non-profit corporation engaged in basic biomedical research. From 1999 to 2004, Ms. Eastham served as Senior Vice President, Finance, Chief Financial Officer and Secretary of Diversa Corporation, a biotechnology company. She previously held similar positions with CombiChem, Inc., a computational chemistry company, and Cytel Corporation, a biopharmaceutical company. Ms. Eastham also held several positions, including Vice President, Finance, at Boehringer Mannheim Corporation, a biopharmaceutical company, from 1976 to 1988. Ms. Eastham holds a B.S. and an M.B.A. from Indiana University and is a Certified Public Accountant.

Our board of directors believes that Ms. Eastham’s experience as a director in the biopharmaceutical industry and her extensive senior management experience, particularly in key corporate finance and accounting positions, provides her with the qualifications and skills to serve on our board of directors.

François Ferré, Ph.D.    Dr. Ferré has served as Co-Chairman of our board of directors since May 2013 and served as Chairman of our board of directors from our inception in January 2008 to May 2013. Dr. Ferré served as our Chief Executive Officer from June 2010 to May 2013. In 1998, he co-founded Althea Technologies, Inc., a biotechnology company, and served in a number of senior management positions, and currently serves as a director. Althea Technologies was acquired by Ajinomoto Co., Inc., or Ajinomoto, in March 2013 and changed its name to Ajinomoto Althea, Inc. Dr. Ferré has held management positions at The Immune Response Corporation, a biotechnology company, from 1990 to 1997 and Cytometrics, a biotechnology company, from 1988 to 1990. Dr. Ferré received his Ph.D. in Molecular Oncology from the Pasteur Institute in Lille, France and did his post-doctoral training at the University of California-San Diego. Dr. Ferré holds a Master of Biochemistry from Paul Sabatier University in Toulouse, France and a Bachelor’s degree in Biochemistry from the Paul Sabatier University in Toulouse, France.

Our board of directors believes Dr. Ferré’s expertise and experience in the life sciences and technology industries and his educational background provide him with the qualifications and skills to serve on our board of directors.

J. Matthew Mackowski.    Mr. Mackowski has served on our board of directors since our inception in January 2008 and as Co-Chairman of our board of directors since May 2013. He served on the board of directors of Althea Technologies, Inc., a biotechnology company, from 2006 until it was acquired by Ajinomoto in March 2013. Mr. Mackowski is Chairman and Managing Director of Telegraph Hill Partners, an investment partnership focused on developing life science and medical technology companies that he joined in 2001. He received a B.A. from Duke University and an M.B.A. from The Wharton School.

Our board of directors believes Mr. Mackowski’s expertise and 34 years of experience in the life sciences and venture capital industries and his educational background provide him with the qualifications and skills to serve on our board of directors. Mr. Mackowski has tendered his resignation from our board of directors, effective upon the closing of this offering.

James Glavin.    Mr. Glavin has served on our board of directors since January 2008. From April 1987 to June 1993, Mr. Glavin served as President, Chief Executive Officer and Chairman of the Board of The Immune Response Corporation, a biotechnology company. From January 1987 to June 1990, he served as Chairman of the Board of Directors of Smith Laboratories, Inc., a medical products company. Mr. Glavin previously served as a Director of Inhale Therapeutic Systems, Inc. and AVANIR Pharmaceuticals and is currently a member of the board of directors of Ajinomoto Althea, Inc. and the Meridian Fund. Mr. Glavin holds a Bachelor of Science degree in Economics from Holy Cross College and an M.B.A. degree from Harvard Business School.

Our board of directors believes Mr. Glavin’s expertise and experience in the healthcare industry and his educational background provide him with the qualifications and skills to serve on our board of directors.

Mark S. Gold, M.D.    Dr. Gold has served as a member of our board of directors since November 2014. From 1990 to his retirement in June 2014, Dr. Gold was a Distinguished Professor and Chairman at the University of Florida College of Medicine’s McKnight Brain Institute. Dr. Gold was also a founder of Somerset Valley Bank and served on its board of directors from its formation through its initial public offering to its acquisition by Fulton Financial Corporation, a publicly traded financial holding company. Dr. Gold serves on the board of directors of AxoGen, Inc., a medical technology company. Dr. Gold also serves as Executive Chairman of the board of directors of RiverMend Health, LLC, a privately held behavioral health service delivery limited liability company, as well as a member of the board of directors of ViewRay, Inc., a privately held MRI-guided radiation therapy company. Dr. Gold holds a B.A. from Washington University in St. Louis and received his M.D. from the University of Florida College of Medicine, completing a fellowship at Yale University.

Our board of directors believes that Dr. Gold’s expertise in medical neuroscience and medical technology, in-depth knowledge of the pharmaceutical industry and extensive experience in business and management provide him with the qualifications and skills to serve on our board of directors.

Ann Kessler, Ph.D.    Dr. Kessler has served on our board of directors since April 2010. From January 1969 to December 1989, Dr. Kessler held several senior positions at Hoffmann—La Roche, Inc., a global pharmaceuticals and diagnostics company, including Vice-President and Head of Exploratory Research and Vice-President of Pharmacology. From January 1990 to July 1995 she was head of the Portfolio Management Board of Global Pharmaceuticals at F. Hoffmann—La Roche AG. Dr. Kessler currently serves on the Board of Directors of Epigenomics AG and MedGenesis Therapeutix. She previously served on the Board of Directors of Spectrum Pharmaceuticals and CroMedica. Dr. Kessler received her B.S. degree from the college of Notre Dame of Maryland in 1965, her B.S. in Biochemistry from Northwestern University in 1967, and her Ph.D. in Biochemistry from New York University in 1973.

Our board of directors believes that Dr. Kessler’s expertise and experience in the pharmaceutical industry and her educational background provide her with the qualifications and skills to serve on our board of directors.

Deval Lashkari, Ph.D.    Dr. Lashkari has served on our board of directors since January 2008. He served on the board of directors of Althea Technologies, Inc. a biotechnology company, from 2006 until it was acquired by Ajinomoto in March 2013. Dr. Lashkari joined Telegraph Hill Partners in 2001 and currently serves as a Senior Partner. Dr. Lashkari has worked in the life sciences area since 1988 developing and commercializing novel technologies. He received a B.A. from the University of California-Berkeley and a Ph.D. from Stanford University.

Our board of directors believes Dr. Lashkari’s expertise and experience in the life sciences industry and his educational background provide him with the qualifications and skills to serve on our board of directors. Dr. Lashkari has tendered his resignation from our board of directors, effective upon the closing of this offering.

Magda Marquet, Ph.D.    Dr. Marquet has served on our board of directors since January 2008. In 1998, she co-founded Althea Technologies, Inc., a biotechnology company, and served in a number of senior management positions, and serves as co-chairman of the board of directors. Dr. Marquet was formerly Executive Director of Pharmaceutical Development at Vical Incorporated, a biotechnology company, from 1992 to 1998, where she patented several methods for the production of clinical grade DNA for use in gene therapy and DNA vaccines. Prior to joining Vical, Dr. Marquet held management positions at Amylin Pharmaceuticals Inc. from 1990 to 1992, Protein Polymer Technologies, from 1989 to 1990, Syntro Corporation, from 1986 to 1989, and Transgene Inc., from 1983 to 1986. Dr. Marquet is the chairwoman of BIOCOM and a member of the executive committee of the board of the UCSD Moores Cancer Center, each a private organization. Dr. Marquet received her Ph.D. in

Biochemical Engineering from the University of Toulouse/INSA, France and holds a Bachelor’s degree in Biochemical Engineering from the University of Toulouse/INSA, France.

Our board of directors believes Dr. Marquet’s expertise and experience in the life sciences industry and her educational background provide her with the qualifications and skills to serve on our board of directors.

Key Employees

Joel Centeno.    Mr. Centeno has served as our Senior Vice President Regulatory Affairs and Quality Assurance since June 2013. Prior to joining us, he served as Vice President Regulatory Affairs, Quality Assurance, and Clinical Affairs at GenMark Diagnostics Inc., a molecular diagnostics company, from December 2011 to June 2013 and Vice President Regulatory Affairs and Quality Assurance at Enigma Diagnostics Inc., a medical diagnostics company, from February 2010 to December 2011. Mr. Centeno’s professional career also included leadership positions at Hologic, Inc. (formerly Third Wave Technologies), a medical device company, from 2005 to 2010, Boston Scientific Corporation, a medical device company, during 2005 and Tutogen Medical GmbH, a medical technology company, from 2002 to 2005. Mr. Centeno received his B.S. in Materials Engineering and Metallurgy from the University of Florida in 1999 and is currently pursuing a M.S. degree in Quality Assurance from the Southern Polytechnic State University.

Andrew A. Lukowiak, Ph.D.    Dr. Lukowiak has served as our Senior Vice President, Operations since June 2013. Prior to joining us, he served as Senior Director of Research and Development at both GenMark Diagnostics from August 2012 to June 2013 and Hologic, Inc (formerly Third Wave Technologies), where he was employed from January 2001 to July 2012. In these roles, Dr. Lukowiak has held leadership responsibilities in areas including Product Development, Product Support, Laboratory Automation, Software Development, and Project Management. Dr. Lukowiak holds a Ph.D. in Genetics from the University of Georgia and a B.S. in Biology from Pennsylvania State University.

Noah Nasser.    Mr. Nasser has agreed to be our Senior Vice President of Sales with an anticipated start date of February 2, 2015. Formerly, he served as Global Sales Leader for Verinata Health, Inc. (a wholly owned subsidiary of Illumina, Inc.), a molecular testing provider focused on prenatal testing, from February 2013 to February 2015. From June 2012 through February 2013, Mr. Nasser served as Verinata’s Vice President of Sales and Market Development. From January 2000 to June 2012, Mr. Nasser served in several roles at Quidel Corporation, a molecular diagnostics company, most recently as the Business Unit Manager for Molecular Diagnostics. From October 1998 to December 1999, Mr. Nasser held various leadership positions in sales and marketing at Wako Diagnostics, a division of Wako Life Sciences, Inc., a medical diagnostic company. Mr. Nasser holds a B.S. in Molecular Biology from University of California, San Diego.

Board Composition

Six of our eleven current directors were elected to serve as members of our board of directors pursuant to an amended and restated voting agreement, dated May 30, 2013, by and among us and certain of our stockholders. Pursuant to the amended and restated voting agreement, (1) Dr. Lashkari and Mr. Mackowski were designated to serve on our board of directors as representatives of our preferred stockholders, as designated by Telegraph Hill Partners, (2) Dr. Ferré and Dr. Marquet were designated to serve on our board of directors as representatives of our preferred stockholders, as designated by the Ferré and Marquet Trust, and (3) Mr. Glavin and Dr. Kessler were designated to serve on our board of directors as independent directors, as designated by the directors in subclauses (1) and (2). Mr. Hamilton was elected to our board as the representative of our common stockholders. The amended and restated voting agreement will terminate upon the closing of this offering; members previously elected to our board of directors pursuant to the amended and restated voting agreement will continue to serve as directors until their successors are duly elected and qualified by holders of our common stock.

Our business and affairs are organized under the direction of our board of directors. The board of directors currently consists of eleven members and, effective as of the closing of this offering, will consist of nine members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required.

Our board of directors has determined that all of our directors, except Mr. Hamilton and Drs. Garces, Ferré and Marquet are independent directors, as defined by Rule 5605(a)(2) of the NASDAQ Listing Rules.

In accordance with the terms of our amended and restated certificate of incorporation and bylaws, which will be effective immediately prior to closing of this offering, our board of directors will be divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms.

Effective upon the closing of this offering, our board of directors will be comprised of the following classes:

•	Class I, which will consist of Mr. Bodaken, Mr. Glavin and Mr. Hamilton, whose terms will expire at our annual meeting of stockholders to be held in 2016;

•	Class II, which will consist of Ms. Eastham, Dr. Garces and Dr. Gold whose terms will expire at our annual meeting of stockholders to be held in 2017; and

•	Class III, which will consist of Dr. Ferré, Dr. Kessler and Dr. Marquet, whose terms will expire at our annual meeting of stockholders to be held in 2018.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board of directors is currently eleven members and our board of directors has approved a reduction of the authorized size to nine members, effective as of the closing of this offering. The authorized number of directors may be changed only by resolution by a majority of the board of directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock.

Board Leadership Structure

Our Board of Directors is currently co-chaired by Dr. Ferré and Mr. Mackowski. Effective and contingent upon the closing of this offering, Dr. Ferré, who is also our former Chief Executive Officer, will serve as chairman of our board of directors. The Board has appointed Mr. Bodaken as the Board’s lead independent director. Our Board believes that Dr. Ferré’s history as our former Chief Executive Officer and his long tenure as a director make him well suited for the role of Chairman of the Board. Because of his extensive experience with our company, Dr. Ferré possesses a detailed knowledge of our business and strategy and he is able to efficiently communicate and oversee the implementation of feedback from the board of directors to members of the company’s management team. In addition, our board of directors believes that Dr. Ferré possesses the leadership skills and integrity that are appropriate for the chairman of the board of directors, and he is able to effectively moderate the board’s discussions and build a consensus among different points of view. The Board appointed Mr. Bodaken as the lead independent director to help reinforce the independence of the board of directors as a whole. The position of lead independent director has been structured to serve as an effective balance to a chairman of the board who was recently one of our executive officers. As the lead independent director, Mr. Bodaken is empowered to, among other duties and responsibilities, review and provide input on the agendas for meetings of the board of directors, chair executive sessions in the absence of the chairman, serve as a liaison between the chairman and the independent directors and serve as an independent point of contact for stockholders wishing to communicate to the board of directors other than through the chairman. As reinforcement of the importance of an independent board of directors, and as described above, the independent directors on the board also routinely meet outside the presence of our management team. For all of these reasons, the board of directors believes that the lead independent director can help ensure the effective independent functioning of the board of directors in its oversight responsibilities.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Ms. Eastham, Mr. Glavin and Dr. Gold. Our board of directors has determined that each of the members of the audit committee satisfies the NASDAQ Stock Market and SEC independence requirements. Each member of our audit committee can read and understand fundamental financial statements in accordance with NASDAQ audit committee requirements. In arriving at this determination, the board has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

Ms. Eastham serves as the chair of our audit committee. Our board of directors has determined that Ms. Eastham qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the NASDAQ Listing Rules. In making this determination, our board has considered Ms. Eastham’s formal education and previous and current experience in financial roles. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

The functions of this committee include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•

prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

•

reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

•

reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

•	preparing the audit committee report that the SEC requires in our annual proxy statement;

•

reviewing and providing oversight of any related-person transactions in accordance with our related-person transactions policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;

•	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented;

•	reviewing on a periodic basis our investment policy;

•	reviewing the adequacy of the audit committee charter on a periodic basis; and

•	reviewing and evaluating on an annual basis the performance of the audit committee, including compliance of the audit committee with its charter.

We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and NASDAQ rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee consists of Dr. Kessler, Mr. Bodaken and Ms. Eastham. Dr. Kessler serves as the chair of our compensation committee. Our board of directors has determined that each of the members of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and satisfies NASDAQ independence requirements. The functions of this committee include, among other things:

•	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

•	making recommendations to the full board of directors regarding the compensation and other terms of employment of our executive officers;

•

reviewing and making recommendations to the full board of directors regarding performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs for us, as well as modifying, amending or terminating existing plans and programs;

•

evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

•	reviewing and making recommendations to the full board of directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

•

establishing policies with respect to votes by our stockholders to approve executive compensation to the extent required by Section 14A of the Exchange Act and, if applicable, determining our recommendations regarding the frequency of advisory votes on executive compensation;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•	administering our equity incentive plans and ESPP;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

•

reviewing and making recommendations to the full board of directors regarding the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•

reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•	preparing the compensation committee report that the SEC requires in our annual proxy statement;

•	reviewing the adequacy of the compensation committee charter on a periodic basis; and

•	reviewing and evaluating on an annual basis the performance of the compensation committee, including compliance of the compensation committee with its charter.

We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, and all applicable SEC and NASDAQ rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dr. Gold, Mr. Bodaken and Dr. Kessler. Our board of directors has determined that each of the members of this committee satisfies NASDAQ independence requirements. Dr. Gold serves as the chair of our nominating and corporate governance committee. The functions of this committee include, among other things:

•	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

•	determining the minimum qualifications for service on our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	considering and assessing the independence of members of our board of directors;

•

developing a set of corporate governance policies and principles, including a code of business conduct and ethics, periodically reviewing and assessing these policies and principles and their application and recommending to our board of directors any changes to such policies and principles;

•	considering questions of possible conflicts of interest of directors as such questions arise;

•	reviewing the adequacy of the nominating and corporate governance committee charter on a periodic basis; and

•

reviewing and evaluating on an annual basis the performance of the nominating and corporate governance committee, including compliance of the nominating and corporate governance committee with its charter.

We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, and all applicable SEC and NASDAQ rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

We have established a compensation committee which has and will make decisions relating to compensation of our executive officers. None of the directors that serve on the compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and bylaws, which will be effective immediately prior to closing of this offering, limit our directors’ and officers’ liability to the fullest extent permitted under Delaware corporate law. Delaware corporate law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (unlawful payment of dividends or redemption of shares); or

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of our directors or officers shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Delaware law and our amended and restated bylaws provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses. Such persons are also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE AND DIRECTOR COMPENSATION

Our named executive officers for the year ended December 31, 2014, which consist of our principal executive officer, our two other most highly compensated current executive officers and a former executive officer, are:

•	Greg Hamilton, our current Chief Executive Officer;

•	Jorge Garces, Ph.D., our President and Chief Operating Officer;

•	Jeffrey G. Black, our Chief Financial Officer; and

•	Shannon Blalock, Pharm.D., our former Chief Commercial Officer.

Summary Compensation Table for the Year Ended December 31, 2014

The following table provides information regarding the compensation earned by our named executive officers during the fiscal year ended December 31, 2014.

Name and Principal Position	Year	Salary ($)	Bonus ($)(3)	Stock Awards ($)(4)		Option Awards ($)(4)		Non-Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)(6)		Total ($)
Greg Hamilton	2014	375,003	50,000	1,307,047	(8)	620,039	(8)	—	6,579		2,358,668
Chief Executive Officer	2013	200,699	—	75,878		5,981		42,500	6,590		331,648

Jorge Garces, Ph.D.	2014	347,084	50,000	1,307,047	(8)	514,289	(8)	—	6,578		2,224,998
President and Chief Operating Officer	2013	173,250	—	75,878		5,981		39,375	5,262		299,746

Jeffrey G. Black(1)	2014	216,781	—	—		200,925		—	6,336		424,042
Chief Financial Officer

Shannon Blalock, Pharm.D.(2)	2014	296,368	—	2,055,819	(8)	555,324	(8)	—	153,413	(7)	3,060,924
Former Chief Commercial Officer	2013	152,569	—	65,038		5,126		26,000	12,730		261,463

(1)	Mr. Black was hired effective April 7, 2014. The 2014 salary above reflects the salary earned from Mr. Black’s hire date through December 31, 2014.
(2)	Dr. Blalock resigned as our Chief Commercial Officer effective November 28, 2014, but continues to provide consulting services for us. The 2014 salary above includes $8,923 earned as consulting fees following Dr. Blalock’s termination of employment on November 28, 2014.
(3)	This column reflects discretionary cash bonuses earned for the respective fiscal year. For more information, see below under “—Bonus Compensation.”
(4)	In accordance with SEC rules, this column includes the aggregate fair value of the stock awards and option awards granted during 2014 computed as of their respective grant dates in accordance with ASC 718. Assumptions used in the calculation of these amounts are included in Note 10 to our Financial Statements. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the stock awards or option awards, the exercise of the option awards, or the sale of the common stock underlying such stock awards and option awards.
(5)	Amounts shown represent annual performance-based bonuses earned for the respective fiscal year. As of the date of this prospectus, the amount of the bonuses earned for 2014 has not yet been determined. We expect to determine and pay such bonuses on or before March 31, 2015. For more information, see below under “—Annual Performance-Based Bonus Opportunity.”

(6)	Amounts shown in this column for all named executive officers include 401(k) matching contributions and life and disability insurance premiums paid by us on behalf of the named executive officers. For more information regarding these benefits, see below under “—Perquisites, Health, Welfare and Retirement Benefits.”
(7)	Amount includes $145,000 paid as severance in connection with Dr. Blalock’s termination of employment on November 28, 2014.
(8)	Reflects the incremental fair value, computed as of the modification date in accordance with ASC 718, of the modification to the vesting terms of the Merger Consideration Stock Awards and Merger Consideration Warrants (defined below) granted to Mr. Hamilton and Drs. Garces and Blalock in connection with our acquisition of IDGenetix, Inc. in May 2013. The terms of the Merger Consideration Stock Awards and Merger Consideration Warrants and the modification in June 2014 is further described in “—Equity-Based Incentive Awards” and in the footnotes to the “—Outstanding Equity Awards at Fiscal Year-End Table” below. With respect to Dr. Blalock, also reflects the incremental fair value, computed as of the modification date in accordance with ASC 718, of the November 2014 modification to Dr. Blalock’s Merger Consideration Stock Award and Merger Consideration Warrant under the terms of his separation agreement, as more fully described in “Potential Payments Upon Termination or Change of Control” below. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the stock awards or option awards, the exercise of the option awards, or the sale of the common stock underlying such stock awards and option awards.

Base Salary

Base salaries for our executives are initially established through arm’s-length negotiation at the time the executive is hired, taking into account such executive’s qualifications, experience, prior salary, the scope of his or her responsibilities, and competitive market compensation paid by other companies for similar positions within the industry. Base salaries are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. In making decisions regarding salary increases, we may also draw upon the experience of members of our board of directors with other companies. The compensation committee has not previously applied specific formulas to determine increases, although it has generally awarded increases as a percentage of an executive officer’s then-current base salary. This strategy is consistent with our intent of offering base salaries that are cost-effective while remaining competitive.

The following table sets forth the 2014 annual base salary for each of our named executive officers:

Name	2014 Base Salary
Greg Hamilton	$400,000
Jorge Garces, Ph.D.	$370,000
Jeffrey G. Black	$295,000
Shannon Blalock, Pharm.D.	$290,000

On May 26, 2014, our board of directors approved base salary increases for Mr. Hamilton and Drs. Garces and Blalock. Effective June 1, 2014, Mr. Hamilton’s base salary was increased by 17.6% to $400,000, Dr. Garces’ base salary was increased by 17.5% to $370,000, and Dr. Blalock’s base salary was increased by 11.5% to $290,000. Our board of directors determined that these levels of base salary increases for Mr. Hamilton and Drs. Garces and Blalock were appropriate to bring their base salary levels in line with compensation paid to executives of companies similar to our company.

Bonus Compensation

From time to time our board of directors or compensation committee may approve discretionary cash bonuses for our named executive officers based on individual performance, company performance or as otherwise determined appropriate. In 2014, our board of directors approved cash bonuses to Mr. Hamilton and Dr. Garces, each in the amount of $50,000.

Annual Performance-Based Bonus Opportunity

In addition to base salaries, our named executive officers are eligible to receive annual performance-based cash bonuses, which are designed to provide appropriate incentives to our executives to achieve defined annual corporate goals and to reward our executives for individual achievement towards these goals. The annual performance-based bonus each named executive officer is eligible to receive is generally based on the extent to which we achieve the corporate goals that our board of directors establishes each year. At the end of each year, our board of directors reviews our performance against each corporate goal and approves the extent to which we achieved each of our corporate goals.

Each executive’s initial potential bonus award is determined based on the extent to which we achieve our corporate goals and the executive’s target bonus for the year. However, our board of directors also considers each named executive officer’s individual contributions towards reaching our annual corporate goals and may adjust an individual’s bonus award downward, if necessary, based on the executive’s individual performance. Our board of directors does not typically establish specific individual goals for our named executive officers. There is no minimum bonus percentage or amount established for the named executive officers and, as a result, the bonus amounts vary from year to year based on corporate and individual performance. For 2014, Mr. Hamilton and Dr. Garces were eligible to receive a target bonus of 50% of their respective annual base salary, Mr. Black was eligible to receive a target bonus of 45% of his annual base salary and Dr. Blalock was eligible to receive a target bonus of 40% of his annual base salary, pursuant to the terms of their employment letter agreements described below under “—Agreements with our Executive Officers.” Due to Dr. Blalock’s termination of employment with us in November 2014, he will not receive an annual performance-based cash bonus for 2014.

The corporate goals for 2014 were primarily based upon total revenue and EBITDA achievement. Our board of directors intends to review our corporate goals, determine levels of achievement with respect to our revenue and EBITDA targets and the overall achievement percentage of our corporate goals in early 2015. Dr. Blalock was not eligible to earn a bonus for 2014 due to his termination of employment in November 2014, although he is eligible for consulting fees as described in “—Agreements with out Executive Officers.”

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align the interests of our stockholders with those of our employees and consultants, including our named executive officers. Our board of directors is responsible for approving equity grants. Vesting of the equity awards is generally tied to continuous service with us and serves as an additional retention measure. We make grants periodically as necessary to incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.

Prior to this offering, we have generally granted equity awards pursuant to the 2008 plan, the terms of which are described below under “—Equity Benefit Plans.” All options are granted with a per share exercise price equal to no less than the fair market value of a share of our common stock on the date of the grant of such award.

In connection with our acquisition of IDGenetix, Inc. in May 2013, we issued, as merger consideration, restricted shares of common stock, or the Merger Consideration Stock Awards, and warrants to purchase common stock, or the Merger Consideration Warrants, to each of Mr. Hamilton and Drs. Garces and Blalock who were, collectively, all of the stockholders of IDGenetix, Inc. at the time of the acquisition. In June 2014, the Merger Consideration Stock Awards and Merger Consideration Warrants were amended to include an IPO in the definition of “liquidity event.” The terms of the Merger Consideration Stock Awards and the Merger Consideration Warrants, including the June 2014 amendment, are described in the footnotes to the “Outstanding Equity Awards at Fiscal Year-End Table” below.

In connection with this offering, our board of directors adopted new equity incentive plans described below under “—Equity Benefit Plans.” The 2014 plan will replace our existing 2008 plan immediately upon this offering and, as described below, will provide us with greater flexibility in making a wide variety of equity awards.

On June 30, 2014, in connection with the execution of his employment agreement, our board of directors approved the grant to Mr. Black of options to purchase 92,213 shares of common stock under our 2008 plan at a per share exercise price equal to $5.64. 25% of the shares subject to the option will vest on the one-year anniversary of the date of hire and 75% of the shares subject to the options will vest in equal monthly installments over the following three years, subject to Mr. Black’s continued service with us.

On November 18, 2014, our board of directors approved the grant to Mr. Hamilton, Dr. Garces and Mr. Black of options to purchase 71,721 shares, 51,229 shares and 38,934 shares, respectively, of common stock under our 2008 plan, which will commence vesting upon the consummation of this offering, at a per share exercise price equal to $8.42. 25% of the shares subject to each of these option grants vest on the one-year anniversary of the consummation of this offering and 75% of the shares subject to the options will vest in equal monthly installments over the following three years, subject to the named executive officer’s continued service with us.

Agreements with our Executive Officers

Below are descriptions of our employment letter agreements with certain of our executive officers, including each of our named executive officers. Each of our named executive officers’ employment is “at will” and may be terminated at any time.

Agreement with Mr. Hamilton.    We entered into a letter agreement with Mr. Hamilton in May 2013 that governs the current terms of his employment with us. Pursuant to the agreement, Mr. Hamilton is entitled to an annual base salary of $340,000 (which was increased in May 2014 to $400,000) and is eligible to receive an annual target performance bonus of 50% of his base salary (actual bonus paid may be as low as 0% or as high as 100%), as determined by our board of directors. Mr. Hamilton is additionally entitled to certain severance benefits pursuant to his agreement, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

Agreement with Dr. Garces.    We entered into a letter agreement with Dr. Garces in May 2013 that governs the current terms of his employment with us. Pursuant to the agreement, Dr. Garces is entitled to an annual base salary of $315,000 (which was increased in May 2014 to $370,000) and is eligible to receive an annual target performance bonus of 50% of his base salary (actual bonus paid may be as low as 0% or as high as 100%), as determined by our board of directors. Dr. Garces is additionally entitled to certain severance benefits pursuant to his agreement, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

Agreement with Mr. Black.    Mr. Black commenced employment with us as our Chief Financial Officer on April 7, 2014. We entered into a letter agreement with Mr. Black in March 2014 that governs the current terms of his employment with us. Pursuant to the agreement, Mr. Black is entitled to an annual base salary of $295,000, and is eligible to receive an annual target performance bonus of 45% of his base salary (actual bonus paid may be as low as 0% or as high as 90%), as determined by our board of directors. Pursuant to his employment agreement, on June 30, 2014, Mr. Black was granted an option to purchase 92,213 shares of our common stock at an exercise price of $5.64 per share. 25% of the shares subject to the option will vest on the one-year anniversary of the date of hire and 75% of the shares subject to the options will vest in equal monthly installments over the following three years. Mr. Black is additionally entitled to certain severance benefits pursuant to his agreement, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

Agreement with Dr. Blalock.    We entered into a letter agreement with Dr. Blalock in May 2013 that governed the terms of his employment with us. Pursuant to the agreement, Dr. Blalock was entitled to an annual base salary of $260,000 (which was increased in May 2014 to $290,000) and was eligible to receive an annual target performance bonus of 40% of his base salary (actual bonus paid may have been as low as 0% or as high as 80%), as determined by our board of directors. We entered into a separation and consulting agreement with Dr. Blalock that became effective upon his termination of employment on November 28, 2014. Dr. Blalock is entitled to certain severance benefits pursuant to the separation agreement, the terms of which are described below under “-Potential Payments Upon Termination or Change of Control”. In addition, the separation agreement provides that Dr. Blalock will provide limited consulting services to us for up to 13 months following his termination and will be paid a monthly fee equivalent to the product of $116,000 multiplied by the bonus percentage determined for our executive officers for 2014 performance bonuses, divided by 13. In December 2014, we entered into an amendment to the separation and consulting agreement with Dr. Blalock. The amendment modifies the timing of severance payments to Dr. Blalock as described below and does not otherwise affect the parties’ rights or obligations thereunder.

Agreement with Dr. Saldivar.    Dr. Saldivar commenced employment with us as our Chief Medical Officer on November 14, 2014. We entered into a letter agreement with Dr. Saldivar in November 2014 that governs the current terms of his employment with us. Pursuant to the agreement, Dr. Saldivar is entitled to an annual base salary of $340,000, and is eligible to receive an annual target performance bonus of 40% of his base salary, as determined by our board of directors, which will be prorated for 2014. Pursuant to his employment agreement, Dr. Saldivar will be paid a one-time bonus of $50,000 in May 2015 (a portion or all of which must be repaid if Dr. Saldivar voluntarily resigns within the following 12 months) and was granted an option to purchase 59,426 shares of our common stock at an exercise price of $8.42 per share. 25% of the shares subject to the option will vest on the one-year anniversary of the date of hire and 75% of the shares subject to the options will vest in equal monthly installments over the following three years subject to acceleration in connection with a change of control, as described below under “—Potential Payments Upon Termination or Change of Control.” Dr. Saldivar is additionally entitled to certain severance benefits pursuant to a severance plan that we may adopt for our executives, the terms of which would be approved in the future.

Potential Payments Upon Termination or Change of Control

Regardless of the manner in which an executive officer’s (including our named executive officers) service terminates, the executive officer is entitled to receive amounts earned during his or her term of service, including salary and unused vacation pay. In addition, each of our executive officers is eligible to receive certain benefits pursuant to his or her letter agreements with us described above under “—Agreements with our Executive Officers.” However, upon Dr. Blalock’s termination of employment in November 2014, he became entitled to severance benefits under his separation agreement described below, which superseded any benefits under his letter agreement.

Under the terms of the letter agreements for Mr. Hamilton, Dr. Garces, Mr. Black and Dr. Blalock, upon a termination without “cause” (and other than as a result of the executive officer’s death or disability), or for “good reason,” each as defined below, each executive officer is eligible to receive six months of salary continuation at his base salary rate then in effect. In addition, Mr. Hamilton, Dr. Garces, Mr. Black and Dr. Saldivar are entitled to accelerated vesting of (a) 100% of the shares subject to the stock option to purchase up to 71,721 shares granted to Mr. Hamilton in November 2014, pursuant to his option agreement, (b) 100% of the shares subject to the stock option to purchase up to 51,229 shares granted to Dr. Garces in November 2014, pursuant to his option agreement, (c) 100% of the shares subject to the stock option to purchase up to 92,213 shares awarded to Mr. Black in connection with the commencement of his employment and the stock option to purchase up to 38,934 shares granted to Mr. Black in November 2014, pursuant to his letter agreement and (d) 100% of the shares subject to the stock option to purchase up to 59,426 shares awarded to Dr. Saldivar in connection with the commencement of his employment, pursuant to his letter agreement, respectively, if any of them is terminated without “cause” or for “good reason” within 12 months of a change of control. Each of the severance benefits described above is contingent upon the executive officer’s delivery to us of a satisfactory release of claims.

For purposes of each of our respective named executive officers’ letter agreements:

•

“cause” generally means: (a) the executive’s failure, disregard or refusal to perform his material duties or obligations to our company; (b) any willful, intentional or negligent act by the executive having the effect of materially injuring (whether financially or otherwise) the business or reputation of our company or any of our affiliates, including but not limited to, any senior officer, director or executive of our company; (c) willful misconduct by the executive with respect to any of the executive’s material duties or obligations, including, without limitation, willful insubordination with respect to directions received by the executive from our board of directors; (d) the executive’s indictment of any felony involving moral turpitude (including entry of a nolo contendere plea); (e) the good faith determination by our board of directors that the executive engaged in some form of harassment or discrimination prohibited by law (including, without limitation, age, sex or race harassment or discrimination); (f) the executive’s misappropriation or embezzlement of the property of our company or our affiliates (whether or not a misdemeanor or felony); and (g) the executive’s material breach of any of the provisions of the executive’s employment letter agreement, of any company policy, and/or of the executive’s Proprietary Information and Inventions Agreement with our company; provided, however, that the actions or conduct described in clauses (a), (c) and (g) above will constitute cause only if such actions or conduct continue after our board of directors has provided the executive with written notice thereof and thirty (30) days opportunity to cure the same (provided that our board of directors is not obligated to provide such written notice and opportunity to cure if the action or conduct is not reasonably susceptible to cure). The determination that a termination is for cause shall be made by our board of directors in its sole, good faith, discretion.

•

“good reason” shall mean the executive’s resignation from service with our company upon any of the following without the executive’s prior written consent: (a) the executive’s base salary is reduced by more than thirty percent (30%) of the executive’s then current base salary; (b) the executive’s duties, authority or responsibilities are materially reduced; (c) the occurrence of a material breach by our company of any of its obligations to the executive under his employment letter agreement (including without limitation a reduction in salary). Notwithstanding the foregoing, in order to resign for good reason, the executive must (1) provide written notice to our company within 60 days after the first occurrence of the event giving rise to good reason setting forth the basis for the executive’s resignation, (2) allow our company at least 30 days from receipt of such written notice to cure such event, and (3) if such event is not reasonably cured within such period, the executive’s resignation from all positions the executive then holds with our company is effective not later than 90 days after the expiration of the cure period.

The equity awards that we previously granted, and may in the future grant, to our named executive officers under our equity incentive plans are also subject to the termination and change in control provisions of such plans described below under “—Equity Benefit Plans.”

Under Dr. Blalock’s separation agreement, subject to his release of claims against us and continued compliance with certain post-termination obligations, Dr. Blalock is eligible to receive continuation of base salary payments for up to six months following his termination date and payment of COBRA premiums for up to seven months following his termination date. In addition, the separation agreement provides that we will not elect our right to repurchase Dr. Blalock’s Merger Consideration Stock Award or terminate his Merger Consideration Warrant by reason of Dr. Blalock’s termination of employment. The severance benefits that Dr. Blalock receives under the separation agreement supersede any benefits provided under Dr. Blalock’s letter agreement described above. In December 2014, we entered into an amendment to the separation agreement which provides that the six months of base salary payments owing to Dr. Blalock shall be paid in a single lump sum before the end of 2014. The amendment does not otherwise affect the parties’ rights or obligations thereunder.

In December 2014, our board of directors approved a severance benefit plan, or the severance plan, that provides each of our executive officers and certain other of our key employees, including our named executive officers other than Dr. Blalock, potential severance benefits. Under the severance plan, if we terminate the executive’s employment without cause or if the executive terminates employment for good reason, subject to the executive’s execution of an effective release and waiver of claims in favor of us, the executive is entitled to: (i) continued payment of base salary and payment of COBRA premiums for 12 months (for Mr. Hamilton and Dr. Garces) or six months (for Mr. Black)

following termination, (ii) a pro-rated target bonus for the year of termination and (iii) accelerated vesting of stock awards subject to time-based vesting in full (for Mr. Hamilton and Dr. Garces) or as if the executive had completed an additional six months of employment with us (for Mr. Black). If the executive’s termination without cause or resignation for good reason occurs within 12 months following a change of control, subject to the executive’s execution of an effective release and waiver of claims in favor of us, the executive is entitled to the following benefits in lieu of the benefits described above: (i) a lump sum payment equivalent to the payment of base salary for 18 months (for Mr. Hamilton and Dr. Garces) or 12 months (for Mr. Black) following termination and payment of COBRA premiums for 18 months (for Mr. Hamilton and Dr. Garces) or 12 months (for Mr. Black) following termination, (ii) the executive’s annual target bonus for the year of termination and (iii) accelerated vesting of all stock awards in full. The severance plan supersedes any severance benefits an executive is entitled to under his offer letter or employment agreement with us. For purposes of the severance plan, the definition of “cause” and “good reason” have the same general meaning as in the offer letter agreements described above and “change of control” as the same general meaning as in the 2014 plan described below.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding equity awards granted to our named executive officers that remained outstanding as of December 31, 2014.

	Option Awards									Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option exercise price per share ($)(1)	Option expiration date	Number of Shares or Units of Stock that have not Vested (#)(2)	Market Value of Shares or Units of Stock that have not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights that have not Vested ($)(3)
Greg Hamilton	5/30/2013	68,135	(5)	—		204,405	(6)	$6.10	5/29/2018	137,293	$1,494,087	411,881	$4,482,264
	11/18/2014	—		71,721	(7)	—		$8.42	11/17/2024	—	—	—	—
Jorge Garces, Ph.D.	5/30/2013	68,135	(5)	—		204,405	(6)	$6.10	5/29/2018	137,293	$1,494,087	411,881	$4,482,264
	11/18/2014	—		51,229	(7)	—		$8.42	11/17/2024	—	—	—	—
Jeffrey G. Black	6/30/2014	—		92,213	(8)	—		$5.64	6/29/2024	—	—	—	—
	11/18/2014	—		38,934	(7)	—		$8.42	11/17/2024	—	—	—	—
Shannon Blalock, Pharm.D.	5/30/2013	58,401	(5)	—		175,205	(6)	$6.10	5/29/2018	117,680	$1,280,644	353,041	$3,841,938

(1)	All of the option awards were granted with a per share exercise price equal to or greater than the fair market value of one share of our common stock on the date of grant, as determined in good faith by our board of directors, often with the assistance of a third-party valuation expert.
(2)

Represents the portion of the Merger Consideration Stock Awards that is subject to a holdback arrangement and the right of our company to repurchase the shares under certain circumstances. Initially, 100% of each Merger Consideration Stock Award and 100% of each Merger Consideration Warrant (and any shares issuable upon exercise of such Merger Consideration Warrants) is subject to a holdback arrangement in order to be available to hold harmless and indemnify the Company in the case of any indemnifiable claims under the agreement and plan of merger and reorganization for the acquisition, or the merger agreement. This holdback is generally scheduled to terminate 180 days after the date of our company’s audited financial statements for 2015, but will terminate sooner in certain circumstances, including in connection with a liquidity event, which is defined to be the sale of our company or substantially all of our assets or the closing of this offering and, as of June 2014, the completion of an IPO. 75% of each Merger Consideration Stock Award and 75% of each Merger Consideration Warrant (and any shares issuable upon exercise of such warrant) is additionally subject to a right of repurchase at $0.0001 per share in favor of our company if certain revenue and EBITDA targets are not met in fiscal year 2015, as reflected in the audited financial statements for such year, or the 2015 Milestone Event. This repurchase right terminates in connection with a liquidity event. In addition, if prior to the earlier of (i) a liquidity event, (ii) (x) if the 2015 Milestone Event is met, the date of audited financial statements for 2015, and (y) if the 2015 Milestone Event is not met, the date that is 180 days after the date of the audited financial statements for 2015, any of Mr. Hamilton, Dr. Garces or Dr. Blalock (a) breaches certain provisions of his inventions assignment agreement with us or (b) terminates his employment with us other than for “good reason” or has his employment with us terminated by us for “cause,” we can repurchase 100% of the executive’s Merger Consideration Stock Award shares and any shares acquired through exercise of the Merger Consideration Warrant at $0.0001 per share and can terminate the executive’s Merger Consideration Warrant, if not previously exercised. “Good reason” and “cause” have, for this purpose, the same meanings as those set forth below under “—Potential Payments Upon Termination or Change of Control.” The number of restricted shares subject to the Merger Consideration Stock Awards issued to Mr. Hamilton and Drs. Garces and Blalock were 549,175, 549,175 and 470,721, respectively. Dr. Blalock resigned his employment with us effective November 28, 2014. Pursuant to the terms of his separation agreement, we have agreed not to exercise our repurchase right with respect to his Merger Consideration Stock Awards and not to terminate his Merger Consideration Warrant due to Dr. Blalock’s termination. The terms of the separation agreement are more fully described above under “—Agreements with Executive Officers.”

(3)	Because our company’s common stock was not traded on a public market on December 31, 2014, our market value has been determined based on a per share common stock value of $10.88, which was the per share value of our common stock as determined by an independent valuation firm as of December 15, 2014.
(4)	Represents the portion of each Merger Consideration Stock Award granted in May 2013 that is subject to our company’s right to repurchase the shares in the event that the 2015 Milestone Event does not occur, as described in footnote (2) above. The number of shares reflected above represents the total number of shares that will be released from our company’s holdback arrangement and repurchase right upon the closing of this offering, provided that the executive does not breach his inventions assignment agreement with us and his service with our company is not terminated for cause or by the executive other than for good reason prior to such time. As described in footnote (2) above, we have agreed not to exercise our repurchase right with respect to Dr. Blalock’s Merger Consideration Stock Awards.
(5)	Represents the portion of each Merger Consideration Warrant that is subject to the holdback and repurchase rights described in footnote (2) above. The number of shares subject to the Merger Consideration Warrant reflected above will be released from such holdback arrangement and repurchase right upon the closing of this offering, provided that the executive does not breach his inventions assignment agreement with us and his service with our company is not terminated for cause or by the executive other than for good reason prior to such time. As described in footnote (2) above, we have agreed not to exercise our repurchase right with respect to, nor terminate, Dr. Blalock’s Merger Consideration Warrant. The Merger Consideration Warrants issued to Mr. Hamilton and Drs. Garces and Blalock are exercisable for up to 272,540 shares, 272,540 shares and 233,606 shares, respectively. Each of the Merger Consideration Warrants has an exercise price of $6.10 per share and is exercisable for five years from the date of the acquisition. If not exercised earlier, the Merger Consideration Warrants will be automatically deemed to have been exercised by way of net exercise immediately prior to the closing of this offering.
(6)	Represents the portion of each Merger Consideration Warrant granted in May 2013 that is subject to our company’s right to repurchase the shares or cancel the warrant in the event that the 2015 Milestone Event does not occur, in addition to the holdback and repurchase rights described in footnotes (2) and (5) above. As also described in footnotes (2) and (5) above, we have agreed not to exercise our repurchase right with respect to, nor terminate, Dr. Blalock’s Merger Consideration Warrant. The number of shares reflected above represents the total number of shares subject to the warrant that will be released from our company’s holdback arrangement and repurchase right upon the closing of this offering, provided that the executive does not breach his inventions assignment agreement with us and his service with our company is not terminated for cause or by the executive other than for good reason prior to such time.
(7)	25% of the shares subject to the option will initially vest on the one-year anniversary of the date of the closing of this offering and 75% of the shares subject to the options vest in equal monthly installments over the following three years, subject to the executive’s continued service with us. The option award was granted under the 2008 plan, the terms of which plans are described below under “—Equity Benefit Plans.”
(8)	25% of the shares subject to the option will initially vest on April 7, 2015 and 75% of the shares subject to the options vest in equal monthly installments over the following three years, subject to the executive’s continued service with the Company. The option award was granted under the 2008 plan, the terms of which plans are described below under “—Equity Benefit Plans.”

Narrative Disclosure to Outstanding Equity Awards at Fiscal Year-End Table

Our named executive officers did not exercise any stock option awards during the fiscal year ended December 31, 2014. In June 2014, the Merger Consideration Stock Awards and Merger Consideration Warrants held by Mr. Hamilton and Drs. Garces and Blalock were amended to include an IPO in the definition of “liquidity event.” Pursuant to Dr. Blalock’s separation agreement, in November 2014 we amended Dr. Blalock’s Merger Consider Stock Award and Merger Consideration Warrant to provide that we will not elect our right to repurchase the Merger Consideration Stock Award or terminate the Merger Consideration Warrant by reason of Dr. Blalock’s termination of employment.

Perquisites, Health, Welfare and Retirement Benefits

All of our named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, and vision insurance plans, in each case on the same basis as all of our other employees. We also pay the premiums for life insurance for all of our employees, including our named executive officers and we pay the premiums for a disability insurance program for our executive officers, including our named executive officers. We provide a 401(k) plan to our employees, including our named executive officers, as discussed in the section below entitled “—401(k) Plan.” None of our named executive officers participate in or have account balances in qualified or nonqualified defined benefit plans sponsored by us. Our board of directors may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interests. We generally do not provide material perquisites or personal benefits to our named executive officers, however we may do so in certain limited circumstances where the board of directors determines appropriate.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our named executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code. The plan provides that each participant may contribute his or her eligible compensation or the statutory limit, which was $17,500 for calendar year 2013 and 2014. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar years 2013 and 2014 may be up to an additional $5,500 above the statutory limit. The plan permits us to make discretionary contributions, including matching contributions. During 2013, we made discretionary cash matching contributions of 50% of the amount of each participant’s contributions, up to 3% of each participant’s contributions.

Equity Benefit Plans

2014 Equity Incentive Plan

Our board of directors adopted the 2014 plan in December 2014 and our stockholders approved the 2014 plan in January 2015, which will become effective upon the execution and delivery of the underwriting agreement related to this offering. Once the 2014 plan is effective, no further grants will be made under the 2008 plan.

Stock Awards.    The 2014 plan provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation, or collectively, stock awards, all of which may be granted to employees, including officers, non-employee directors and consultants of us and our affiliates. Additionally, the 2014 plan provides for the grant of performance cash awards. ISOs may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve.    Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2014 plan after the 2014 plan becomes effective will not exceed 2,717,156 shares, which is the sum of (1) 1,700,000 shares, plus (2) the number of shares (not to exceed 1,017,156 shares) (i) reserved for issuance under our 2008 plan at the time our 2014 plan becomes effective, and (ii) any shares subject to outstanding stock options or other stock awards that were granted under our 2008 plan that are forfeited, terminate, expire or are otherwise not issued. Additionally, the number of shares of our common stock reserved for issuance under our 2014 plan will automatically increase on January 1 of each year, beginning on January 1, 2016 (assuming the 2014 plan becomes effective before such date) and continuing through and including January 1, 2024, by 5% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares of our common stock that may be issued upon the exercise of ISOs under our 2014 plan is 3,400,000 shares.

No person may be granted stock awards covering more than 1,000,000 shares of our common stock under our 2014 plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value on the date the stock award is granted. Additionally, no person may be granted in a calendar year a performance stock award covering more than 1,000,000 shares of our common stock or a performance cash award having a maximum value in excess of $5.0 million. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to any covered executive officer imposed by Section 162(m) of the Code.

If a stock award granted under the 2014 plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2014 plan. In addition, the following types of shares of our common stock under the 2014 plan may become available for the grant of new stock awards under the 2014 plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2014 plan may be previously unissued shares or reacquired shares bought by us on the open market. As of the date hereof, no awards have been granted and no shares of our common stock have been issued under the 2014 plan.

Administration.    Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2014 plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, and (2) determine the number of shares of common stock to be subject to such stock awards. Subject to the terms of the 2014 plan, our board of directors or the authorized committee, referred to herein as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding awards under our 2014 plan. Subject to the terms of our 2014 plan, the plan administrator has the authority to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options.    ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2014 plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2014 plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2014 plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, and (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Tax Limitations On Incentive Stock Options.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Awards.    Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft or money order, (2) services rendered to us or our affiliates, or (3) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested may be forfeited or repurchased by us upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards.    Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights.    Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2014 plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2014 plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards.    The 2014 plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that stock or cash will be issued or paid pursuant to such award only after the achievement of certain pre-established performance goals during a designated performance period.

The performance goals that may be selected include one or more of the following: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) earnings before interest, taxes, depreciation, amortization and legal settlements; (5) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (6) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (7) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (8) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation, other non-cash expenses and changes in deferred revenue; (9) total stockholder return; (10) return on equity or average stockholder’s equity; (11) return on assets, investment, or capital employed; (12) stock price; (13) margin (including gross margin); (14) income (before or after taxes); (15) operating income; (16) operating income after taxes; (17) pre-tax profit; (18) operating cash flow; (19) sales or revenue targets; (20) increases in revenue or product revenue; (21) expenses and cost reduction goals; (22) improvement in or attainment of working capital levels; (23) economic value added (or an equivalent metric); (24) market share; (25) cash flow; (26) cash flow per share; (27) cash balance; (28) cash burn; (29) cash collections; (30) share price performance; (31) debt reduction; (32) implementation or completion of projects or processes (including, without limitation, clinical trial initiation, new and supplemental indications for existing products, and product supply); (33) stockholders’ equity; (34) capital expenditures; (35) debt levels; (36) operating profit or net operating profit; (37) workforce diversity; (38) growth of net income or operating income; (39) billings; (40) bookings; (41) employee retention; (42) initiation of phases of clinical trials and/or studies by specific dates; (43) acquisition of new customers, including institutional accounts; (44) customer retention and/or repeat order rate; (45) number of institutional customer accounts (46) budget management; (47) improvements in sample and test processing times; (48) regulatory milestones; (49) progress of internal research or clinical programs; (50) progress of partnered programs; (51) partner satisfaction; (52) milestones related to samples received and/or tests run; (53) expansion of sales in additional geographies or markets; (54) research progress, including the development of programs; (55) patient samples processed and billed; (56) sample processing operating metrics (including, without limitation, failure rate maximums and reduction of repeat rates); (57) strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; and (58) and to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the board of directors.

The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; (12) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item; and (13) to exclude the effects of the timing of acceptance for review and/or approval of submissions to the FDA or any other regulatory body. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the performance goals and to define the manner of calculating the performance criteria we select to use for such performance period. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2014 plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued upon the exercise of ISOs, (4) the class and maximum number of shares subject to stock awards that can be granted in a calendar year (as established under the 2014 plan pursuant to Section 162(m) of the Code) and (5) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    In the event of a corporate transaction, unless otherwise provided in a written agreement between us or any of our affiliates and the holder of the stock award, or expressly provided by the board of directors at the time of grant of a stock award, all outstanding stock awards under the 2014 plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by individuals whose continuous service with us or an affiliate has not terminated prior to the effective date of the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will terminate if not exercised prior to the effective date of the corporate transaction, and (ii) with respect to any stock awards that are held by individuals whose continuous service with us or an affiliate of ours has terminated prior to the effective date of the corporate transaction, the vesting and exercisability provisions of such stock awards will not be accelerated and such awards will terminate if not exercised prior to the effective date of the corporate transaction (except that any reacquisition or repurchase rights held by us with respect to such stock awards shall not terminate and may continue to be exercised notwithstanding the corporate transaction). In the event a stock award will terminate if not exercised, the board of directors may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but will receive a payment equal to the excess of the value of the property the holder would have received (which may include any unvested portion of the stock award) upon exercise over any exercise price.

Under the 2014 plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our consolidated assets, (2) a sale or other disposition of at least 90% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change of Control.    The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change of control. For example, certain of our employees may receive an award agreement that provides for vesting acceleration upon the individual’s termination without cause or resignation for good reason (including a material reduction in the individual’s base salary, duties, responsibilities or authority, or a material relocation of the individual’s principal place of employment with us) in connection with a change of control. Under the 2014 plan, a change of control is generally (1) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction; (2) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity; (3) a consummated sale, lease or exclusive license or other disposition of all or substantially of our consolidated assets; or (4) the approval of a plan of our complete dissolution or liquidation by our stockholders or board of directors, or our complete dissolution or liquidation otherwise occurs.

Amendment and Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2014 plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2014 plan.

2008 Equity Incentive Plan

Our board of directors and our stockholders approved our 2008 plan, which became effective in February 2008, and has been subsequently amended by our board of directors and stockholders, most recently in November 2014. As of December 31, 2014, there were 226,362 shares remaining available for the grant of stock awards under our 2008 plan and there were outstanding stock awards covering a total of 790,717 shares that were granted under our 2008 plan.

After the effective date of the 2014 plan, no additional awards will be granted under the 2008 plan, and all awards granted under the 2008 plan that are repurchased, forfeited, expire or are cancelled will become available for grant under the 2014 plan in accordance with its terms.

Stock Awards.    The 2008 plan provides for the grant of ISO, NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards and other forms of stock awards, or collectively, stock awards, all of which may be granted to employees, including officers, non-employee directors and consultants of us and our affiliates. ISOs may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve.    The aggregate number of shares of our common stock reserved for issuance pursuant to stock awards under the 2008 plan is 1,262,799 shares. The maximum number of shares that may be issued upon the exercise of ISOs under our 2008 plan is 2,525,598 shares.

If a stock award granted under the 2008 plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2008 plan. In addition, the following types of shares under the 2008 plan may become available for the grant of new stock awards under the 2008 plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2008 plan may be previously unissued shares or reacquired shares bought by us on the open market.

Administration.    Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2008 plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, and (2) determine the number of shares of common stock to be subject to such stock awards. Subject to the terms of the 2008 plan, our board of directors or the authorized committee, referred to herein as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding awards under our 2008 plan. Subject to the terms of our 2008 plan, the plan administrator has the authority to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options.    ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2008 plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2008 plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2008 plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and included in the option agreement and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, (5) a deferred payment or similar arrangement subject to certain conditions and (6) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Tax Limitations On Incentive Stock Options.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the option is not exercisable after the expiration of five years from the date of grant.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (a) the class and maximum number of shares reserved for issuance under the 2008 plan, (b) the class and maximum number of shares that may be issued upon the exercise of ISOs and (c) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    Unless otherwise provided in a stock award agreement or other written agreement between us and a participant, in the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

•	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase right held by us;

•	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board of directors may deem appropriate; or

•

make a payment equal to the excess of (a) the value of the property the participant would have received upon exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award.

Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the 2008 plan, a corporate transaction is generally defined as the consummation of (1) a sale or other disposition of all or substantially all of our consolidated assets, (2) a sale or other disposition of at least 90% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change of Control.    The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change of control. Under the 2008 plan, a change of control is generally defined as (1) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction, (2) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity, (3) approval by the stockholders or our board of directors of a plan of complete dissolution or liquidation of us or our complete dissolution or liquidation occurs or (4) a consummated sale, lease or exclusive license or other disposition of all or substantially of our consolidated assets; provided that a merger effected exclusively for the purpose of changing our domicile shall not be considered a change in control transaction.

In July 2012 our board of directors amended certain stock option awards then outstanding under our 2008 plan, to contain a double trigger acceleration feature. Each of the subsequent option grants under our 2008 plan to our named executive officers, as well as any individual whose position with us is as a Senior Vice President or above, also include this double trigger acceleration feature. Pursuant to such double trigger acceleration feature, in the event of the holder’s cessation of continuous service without “cause” or for “good reason,” and not due to a death or disability in connection with or within 12 months following consummation of a change in control, the vesting and exercisability of the option will be accelerated in full. “Good reason” for purposes of this feature means: that one or more of the following are undertaken by the Company without the optionholder’s express written consent: (i) the assignment to the optionholder of any duties or responsibilities that results in a material diminution in the optionholder’s function as in effect immediately prior to the effective date of the Change in Control; provided, however, that a change in the optionholder’s title or reporting relationships shall not provide the basis for a voluntary termination with Good Reason; (ii) a material reduction by the Company in the optionholder’s annual base salary, as in effect on the effective date of the Change in Control or as increased thereafter; provided, however, that Good Reason shall not be deemed to have occurred in the event of a reduction in the optionholder’s annual base salary that is pursuant to a salary reduction program affecting substantially all of the employees of the Company and that does not adversely affect the Optionholder to a greater extent than other similarly situated employees; (iii) any failure by the Company to continue in effect any benefit plan or program, including incentive plans or plans with respect to the receipt of securities of the Company, or benefit plans, in which the optionholder was participating immediately prior to the effective date of the Change in Control, or the taking of any action by the Company that would adversely affect the optionholder’s participation in or reduce the optionholder’s benefits under the benefit plans or deprive the optionholder of any fringe benefit that the optionholder enjoyed immediately prior to the effective date of the Change in Control; provided, however, that Good Reason shall not be deemed to have occurred if the Company provides for the optionholder’s participation in benefit plans and programs that, taken as a whole, are comparable to the benefit plans; (iv) a relocation of the optionholder’s business office to a location more than fifty (50) miles from the location at which the optionholder performed the optionholder’s duties as of the effective date of the Change in Control, except for required travel by the optionholder on the Company’s business to an extent substantially consistent with the optionholder’s business travel obligations prior to the effective date of the Change in Control; or (v) a material breach by the Company of any provision of the 2008 plan or the optionholder’s option agreement or any other material agreement between the optionholder and the Company concerning the terms and conditions of the optionholder’s employment.

Amendment and Termination.    The 2008 plan will terminate on February 6, 2018. However, our board of directors has the authority to amend, suspend, or terminate our 2008 plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent.

2014 Employee Stock Purchase Plan

Our board of directors adopted the ESPP in December 2014 and our stockholders approved the ESPP in January 2015. The ESPP will become effective immediately upon the execution and delivery of the underwriting agreement related to this offering. The purpose of the ESPP is to retain the services of new employees and secure the services of new and existing employees while providing incentives for such individuals to exert maximum efforts toward our success and that of our affiliates.

Share Reserve.    Following this offering, the ESPP authorizes the issuance of 500,000 shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2016 (assuming the ESPP becomes effective before such date) through January 1, 2024 by the least of (1) 1% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, (2) 400,000 shares, or (3) a number determined by our board of directors that is less than (1) and (2). The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration.    Our board of directors has delegated its authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances.

Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the ESPP at a price per share equal to the lower of (1) 85% of the fair market value of a share of our common stock on the first date of an offering or (2) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors: (1) customarily employed for more than 20 hours per week, (2) customarily employed for more than five months per calendar year or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure.    In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year and (3) the number of shares and purchase price of all outstanding purchase rights.

Corporate Transactions.    In the event of certain significant corporate transactions, including the consummation of: (1) a sale of all our assets, (2) the sale or disposition of 90% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction and (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately.

Plan Amendments, Termination.    Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances any such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Director Compensation

In 2013, we did not provide any compensation to our non-employee directors. Historically, we have not paid cash or equity compensation to directors who are also our employees for their service on our board of directors, nor have we paid cash or equity compensation to our non-employee directors who are associated with our principal stockholders for service on our board of directors. We have reimbursed and will continue to reimburse all of our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors. As of December 31, 2013, Dr. Kessler held outstanding options covering a total of 19,865 shares of our common stock and Mr. Glavin held outstanding options covering a total of 5,122 shares of our common stock. None of the other non-employee members of our board of directors held outstanding stock options or other stock awards covering our shares of common stock.

In September 2014, upon their election to our board of directors, each of Mr. Bodaken and Ms. Eastham were granted an option to purchase up to 22,540 shares of our common stock at a per share exercise price equal to $8.42. In November 2014, upon his election to our board of directors, Dr. Gold was granted an option to purchase up to 22,540 shares of our common stock at a per share exercise price equal to $8.42. Each of these option grants vest and become exercisable over a four-year period subject to the director’s continued service with us, provided that each option will vest in full upon a change of control, as defined under our 2008 plan. Additionally, each of these options are early exercisable in accordance with its terms and Ms. Eastham exercised her option in full in October 2014.

Our board of directors adopted a new compensation policy in December 2014 that will become effective upon the execution and delivery of the underwriting agreement related to this offering and will be applicable to all of our non-employee directors. This compensation policy provides that each such non-employee director will receive the following compensation for service on our board of directors:

•	an annual cash retainer of $35,000;

•	an additional annual cash retainer of $20,000 for service as chairman of our board of directors;

•	an additional annual cash retainer of $17,500 for service as lead independent director of our board of directors;

•	an additional annual cash retainer of $7,500, $5,000 and $3,750 for service on our audit committee, compensation committee and the nominating and corporate governance committee, respectively;

•

an additional annual cash retainer of $7,500, $5,000 and $3,750 for service as chairman of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;

•

an automatic annual option grant to purchase 8,000 shares of our common stock for each non-employee director serving on the board of directors on the date of our annual stockholder meeting (including by reason of his or her election at such meeting), in each case vesting monthly until our next annual stockholder meeting subject to the director’s continued service with us (the foregoing grants to non-employee directors joining our board of directors other than at an annual stockholder meeting will be prorated for the number of months remaining until our next annual stockholder meeting); and

•

upon first joining our board of directors following this offering an automatic initial grant of an option to purchase 12,000 shares of our common stock that vests monthly over a three-year period following the grant date subject to the director’s continued service with us.

Each of the option grants described above will vest and become exercisable subject to the director’s continuous service with us, provided that each option will vest in full upon a change of control, as defined under our 2014 plan. The options will be granted under our 2014 plan, the terms of which are described in more detail above under “—Equity Benefit Plans—2014 Equity Incentive Plan.”

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	transaction from which the directors derived an improper personal benefit.

Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. These limitations also do not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Our amended and restated bylaws, which will become effective upon the closing of this offering, provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding and also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained a directors’ and officers’ liability insurance policy.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2011 to which we have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change of control and other arrangements, which are described under “Executive and Director Compensation.”

Bridge Financing

In November 2012 and January 2013, we issued promissory notes to certain of our stockholders in the aggregate amount of $1.5 million, which we refer to as the Stockholder Notes. The Stockholder Notes bore interest at 6% per annum and were due on October 31, 2013. The Stockholder Notes were cancelled in exchange for 1,534,849 shares of our Series B redeemable preferred stock in the Series B preferred stock financing discussed below.

The participants in the bridge financing included the directors and holders of more than 5% of our capital stock. The following table sets forth the aggregate principal amount of Stockholder Notes issued to these related parties in this bridge financing:

Participant	Aggregate Principal Amount of Stockholder Notes
Entities affiliated with Telegraph Hill Partners(1)	$1,125,000
The François Ferré & Magda Marquet Trust, U/D/T dtd August 1, 1993(2)	$375,000

(1)	Telegraph Hill Partners and its affiliated entities beneficially own greater than 5% of our outstanding capital stock. In addition, two of our directors, J. Matthew Mackowski and Deval Lashkari, Ph.D., are affiliated with Telegraph Hill Partners. The aggregate principal amount of stockholder notes shown consists of (a) $1,007,909.15 principal amount of Stockholder Notes held by Telegraph Hill Partners II, L.P., (b) $92,055.65 principal amount of Stockholder Notes held by Telegraph Hill Partners SBIC, L.P., (c) $21,675.74 principal amount of Stockholder Notes held by THP Affiliates Fund, LLC and (d) $3,359.46 principal amount of Stockholder Notes held by THP II Affiliates Fund, LLC.
(2)	Two of our directors, François Ferré, Ph.D. and Magda Marquet, Ph.D., are trustees of the François Ferré & Magda Marquet Trust, U/D/T dtd August 1, 1993.

Series B Preferred Stock Financing

In May 2013, we entered into a Series B preferred stock purchase agreement pursuant to which we issued and sold to investors an aggregate of 7,249,849 shares of our Series B redeemable convertible preferred stock, at a purchase price of $1.00 per share, for an aggregate purchase price of approximately $7.3 million in two closings.

The participants in this preferred stock financing included the following directors and holder of more than 5% of our capital stock. The following table sets forth the aggregate number of shares of Series B redeemable convertible preferred stock issued to these related parties in this preferred stock financing:

Participants	Shares of Series B Redeemable Convertible Preferred Stock	Aggregate Purchase Price
Entities affiliated with Telegraph Hill Partners(1)	3,651,137	$3,651,137
The François Ferré & Magda Marquet Trust, U/D/T dtd August 1, 1993(2)	2,883,712	$2,883,712
James B. Glavin and Karen A. Glavin Family Trust(3)	100,000	$100,000
Ann Kessler, Ph.D.(4)	100,000	$100,000

(1)	Shares of Series B redeemable convertible preferred stock shown consists of (a) 3,291,134 shares issued to Telegraph Hill Partners II, L.P., (b) 288,761 shares issued to Telegraph Hill Partners SBIC, L.P., (c) 10,508 shares issued to THP Affiliates Fund, LLC and (d) 60,734 shares issued to THP II Affiliates Fund, LLC. Of the aggregate purchase price, $1,151,137 was paid for by cancellation of outstanding principal and accrued interest under the Stockholder Notes.
(2)	Between February 2014 and May 2014, the François Ferré & Magda Marquet Trust, U/D/T dtd August 1, 1993 transferred all of its holdings of our preferred stock as follows: (i)(a) an aggregate of 563,138 shares of our Series A redeemable convertible preferred stock and (b) and aggregate of 2,818,613 shares of our Series B redeemable convertible preferred stock, to Alma Life Sciences LLC; (ii) an aggregate of 28,000 of our Series B redeemable convertible preferred stock to Alexandre Ferré; (iii) an aggregate of 28,000 of our Series B redeemable convertible preferred stock to Max Ferré; and (iv) an aggregate of 9,099 of our Series B redeemable convertible preferred stock to Cyrus Misraidi. Alma Life Sciences LLC is an entity affiliated with Drs. Ferré and Marquet, and Alexandre Ferré and Max Ferré are their children. Of the aggregate purchase price, $383,712 was paid for by cancellation of outstanding principal and accrued interest under the Stockholder Notes.
(3)	James B. Glavin, one of our directors, is trustee of the James B. Glavin and Karen A. Glavin Family Trust.
(4)	Dr. Kessler is one of our directors.

Agreement and Plan of Merger and Reorganization

In May 2013, we entered into an Agreement and Plan of Merger and Reorganization, or the Merger, with IDGenetix, Inc., or IDGenetix, pursuant to which IDGenetix became our wholly owned subsidiary. As consideration for the Merger, we issued an aggregate of 1,569,071 shares of common stock and warrants to purchase up to an aggregate of 778,686 shares of common stock to the stockholders of IDGenetix. The stockholders of IDGenetix consisted of individuals who became our executive officers following the Merger. Seventy-five percent of such shares of common stock and 75% of such warrants (and any shares issuable upon exercise of such warrants) are additionally subject to a right of repurchase in our favor at $0.0001 per share. This repurchase right has not been exercised and will terminate upon the closing of this offering. The following table sets forth the aggregate number of shares of common stock and warrants to purchase common stock issued to these related parties in the Merger:

Participants	Shares of Common Stock	Warrants to Purchase Common Stock
Hamilton Family Trust(1)	549,175	272,540
Jorge A Garces and Marlene I Garces Family Trust(2)	549,175	272,540
Shannon Blalock, Pharm.D.(3)	470,721	233,606

(1)	Greg Hamilton, our Chief Executive Officer, is a trustee of the Hamilton Family Trust.
(2)	Jorge Garces, Ph.D., our President and Chief Operating Officer, is a trustee of the Jorge A Garces and Marlene I Garces Family Trust.
(3)	Dr. Blalock served as our Chief Commercial Officer until his resignation effective as of November 28, 2014.

Sublease Agreement

In August 2009, we entered into a sublease agreement with Ajinomoto Althea Technologies, Inc. pursuant to which we sublease approximately 18,500 square feet for our operations in San Diego, California. Our company was formed by Althea Technologies, Inc., which was acquired by Ajinomoto in May 2013. The sublease had an initial expiration of August 31, 2017, but was amended in April 2014 to expire on April 1, 2015. The sublease provides for escalating rent payments, and the initial monthly rent payment was $16,000 and was $23,000 as of September 30, 2014. From January 1, 2011 through September 30, 2014, we made rent payments to Ajinomoto Althea Technologies, Inc. in an aggregate amount of approximately $1.0 million. For more information, refer to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations.”

Services for Althea Technologies, Inc.

We performed services for Althea Technologies, our former parent company, during 2012, pursuant to which Althea Technologies paid us $219,000 in consideration for such services.

Consulting Agreement

In January 2013, we entered into a consulting agreement with RGTN, Inc. pursuant to which RGTN agreed to provide assistance to our then Chief Executive Officer in connection with various projects. Greg Hamilton was the president of RGTN at the time we entered into the agreement. RGTN ceased providing us services under the agreement in connection with the appointment of Mr. Hamilton as our Chief Executive Officer in May 2013. We paid approximately $130,000 to RGTN during the period from January 2013 until May 2013.

Employment Arrangements

We currently have written employment agreements with certain executive officers. For more information, refer to the section entitled “Executive and Director Compensation—Agreements with our Executive Officers.”

Investor Agreements

In connection with our preferred stock financings, we entered into stockholder, investor rights, voting and right of first refusal and co-sale agreements containing voting rights, information rights, rights of first refusal and registration rights, among other things, with certain holders of our preferred stock and certain holders of our common stock, including all of the holders of more than 5% of our capital stock or entities affiliated with them. Certain provisions of these agreements were amended by an omnibus amendment agreement. These stockholder agreements will terminate upon the closing of this offering, except for the investor rights agreement, which terminates three years after the closing of our initial public offering, and contains certain registration rights as more fully described below in “Description of Capital Stock—Registration Rights.”

Stock Options Granted to Executive Officers and Directors

We have granted stock options to our executive officers and directors, as more fully described in “Executive and Director Compensation—Outstanding Equity Awards at Fiscal Year-End” and “Executive and Director Compensation—Director Compensation.”

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request. For more information regarding these indemnification arrangements, see “Management—Limitation on Liability and Indemnification of Directors and Officers.” We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Policies and Procedures for Transactions with Related Persons

We have adopted a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related-person transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants, and involving an amount that exceeds $120,000.

Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. A related person is any executive officer, director or a holder of more than five percent of our common stock, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit committee or another independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

The number of shares and percentage ownership information under the columns entitled “Before offering” is based on 7,343,703 shares of common stock outstanding as of December 31, 2014, assuming conversion of all outstanding shares of our redeemable convertible preferred stock into 4,770,470 shares of common stock. The number of shares and percentage ownership information under the columns entitled “After offering” is based on the sale of 4,615,000 shares of common stock in this offering and assumes the automatic net exercise of the common stock warrants into 413,300 shares of common stock immediately prior to the closing of this offering, based on the assumed initial public offering price. The table below does not reflect any shares of common stock that directors and officers may purchase in this offering through the directed share program.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of our common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before March 1, 2015, which is 60 days after December 31, 2014. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o AltheaDx, Inc., 3550 Dunhill Street, San Diego, California 92121.

	Number of shares beneficially owned		Percentage of shares beneficially owned
Name and Address of Beneficial Owner	Before offering	After offering	Before offering	After offering
Greater than 5% Stockholders
Entities affiliated with Telegraph Hill Partners(1)	3,226,284	3,226,284	43.9%	26.1%
360 Post St, Suite 601 San Francisco, CA 94108
Entities affiliated with Alma Life Sciences LLC(2)	1,799,653	1,799,653	24.5%	14.5%
8540 Ave Ondas La Jolla, CA 92037
Jorge A. Garces, Ph.D.(3)	821,716	693,831	10.8%	5.6%
Greg Hamilton(4)	821,716	693,831	10.8%	5.6%
Shannon Blalock, Pharm.D.(5)	704,328	594,712	9.3%	4.8%

Directors and Named Executive Officers
Bruce G. Bodaken(6)	22,540	22,540	*	*
Karin Eastham	22,540	22,540	*	*
François Ferré, Ph.D.(2)	1,799,653	1,799,653	24.5%	14.5%
Jorge Garces, Ph.D.(3)	821,716	693,831	10.8%	5.6%
James Glavin(7)	38,573	38,573	*	*
Mark S. Gold, M.D.(8)	22,540	22,540	*	*
Greg Hamilton(4)	821,716	693,831	10.8%	5.6%
Ann Kessler, Ph.D.(9)	61,657	61,657	*	*
Deval Lashkari, Ph.D.(1)	3,226,284	3,226,284	43.9%	26.1%
J. Matthew Mackowski(1)	3,226,284	3,226,284	43.9%	26.1%
Magda Marquet, Ph.D.(2)	1,799,653	1,799,653	24.5%	14.5%
Jeffrey G. Black	—		*	*
Shannon Blalock, Pharm.D.(5)	704,328	594,712	9.3%	4.8%
Juan-Sebastian Saldivar, M.D.	—		*	*
All current executive officers and directors as a group (13 persons)(10)	6,837,219	6,581,449	85.9%	52.9%

*	Represents beneficial ownership of less than one percent.
(1)

Consists of (a) 2,913,833 shares of common stock beneficially owned by Telegraph Partners II, L.P., 331,894 of which are subject to a voting agreement granting voting rights to François H. Ferré, as Trustee of the Voting Trust Agreement by and among the Company, Ajinomoto Althea, Inc. and François H. Ferré, as Trustee dated as of February 6, 2008, or the Voting Trust, (b) 249,628 shares of common stock beneficially owned by Telegraph Hill Partners SBIC, L.P., 49,118 of which are subject to a voting agreement granting voting rights to the Voting Trust, (c) 9,086 shares of common stock beneficially owned by THP Affiliates Fund, LLC, 1,781 of which are subject to a voting agreement granting voting rights to the Voting Trust and (d) 53,737 shares of common stock beneficially owned by THP II Affiliates Fund, LLC, 6,117 of which are subject to a voting agreement granting voting rights to the Voting Trust. Telegraph Hill Partners II Investment Management LLC is the General Partner and Manager, respectively, of Telegraph Hill Partners II, LP and THP II Affiliates Fund, LLC. Telegraph Hill Partners Investment Management LLC is the Manager of THP Affiliates Fund, LLC. Telegraph Hill Partners SBIC, LLC is the General Partner of Telegraph Hill Partners SBIC, L.P. Telegraph Hill Partners Management Company LLC is the Manager of Telegraph Hill Partners Investment Management LLC and Telegraph Hill Partners II Investment Management LLC. J. Matthew Mackowski, Robert G. Shepler, Thomas A. Raffin and Deval Lashkari are the managers of Telegraph Hill Partners SBIC, LLC and Telegraph Hill Partners Management

Company LLC. Each of Messrs. Mackowski, Shepler, Raffin and Lashkari disclaim beneficial ownership of such shares except to the extent of his pecuniary interest therein. The Voting Trust terminates upon the effective date of the registration statement for this offering.

(2)	Includes (a) 1,607,410 shares of common stock beneficially owned by Alma Life Sciences LLC, (b) 191,133 shares of common stock beneficially owned by the François Ferré & Magda Marquet Trust, U/D/T dtd. August 1, 1993, of which François Ferré and Magda Marquet share voting and investment control and which are subject to a voting agreement granting voting rights to the Voting Trust, (c) 555 shares of common stock beneficially owned by Dr. Ferré which are subject to a voting agreement granting voting rights to the Voting Trust and (d) 555 shares of common stock beneficially owned by Dr. Marquet which are subject to a voting agreement granting voting rights to the Voting Trust. The François Ferré & Magda Marquet Trust, U/D/T dtd. August 1, 1993 is the sole member of Alma Life Sciences LLC. Dr. Ferré and Dr. Marquet are married individuals and thus each may be deemed to have beneficial ownership over their spouse’s shares. Does not include shares beneficially owned by the children of Drs. Ferré and Marquet, Alexandre Ferré and Max Ferré. Each of the foregoing individuals and entities disclaims beneficial ownership of such shares except to the extent of each of its pecuniary interest therein. The Voting Trust terminates upon the effective date of the registration statement for this offering.
(3)	The number of shares beneficially owned before this offering includes 272,540 shares of common stock issuable upon the exercise of warrants to purchase common stock beneficially owned by the Jorge A. Garces and Marlene I. Garces Family Trust, of which Marlene I. Garces shares voting control. The number of shares beneficially owned after this offering includes the automatic net exercise of warrants to purchase an aggregate of 144,655 shares of common stock based on the initial public offering price beneficially owned by the Jorge A. Garces and Marlene I. Garces Family Trust. Dr. Garces is a trustee of the Jorge A. Garces and Marlene I. Garces Family Trust. Each of the foregoing individuals and entities disclaims beneficial ownership of such shares except to the extent of each of its pecuniary interest therein.
(4)	The number of shares beneficially owned before this offering includes 272,540 shares of common stock issuable upon the exercise of warrants to purchase common stock beneficially owned by the Hamilton Family Trust, dated Sept. 8, 2011. The number of shares beneficially owned after this offering includes the automatic net exercise of warrants to purchase an aggregate of 144,655 shares of common stock based on the assumed initial public offering price beneficially owned by the Hamilton Family Trust, dated Sept. 8, 2011. Mr. Hamilton is a trustee of the Hamilton Family Trust, dated Sept. 8, 2011. Each of the foregoing individuals and entities disclaims beneficial ownership of such shares except to the extent of each of its pecuniary interest therein.
(5)	The number of shares beneficially owned before this offering includes 233,606 shares of common stock issuable upon the exercise of warrants to purchase common stock. The number of shares beneficially owned after this offering includes the automatic net exercise of warrants to purchase an aggregate of 123,990 shares of common stock based on the assumed initial public offering price. Dr. Blalock tendered his resignation as our Chief Commercial Officer effective as of November 28, 2014.
(6)	Includes 22,540 shares of common stock subject to options exercisable by Mr. Bodaken as of March 1, 2015.
(7)	Consists of (a) 2,623 shares of common stock subject to options exercisable as of March 1, 2015, (b) 6,414 shares of common stock subject to a voting agreement granting voting rights to the Voting Trust and (c) 29,537 shares of common stock beneficially owned by the James B. Glavin and Karen A. Glavin Family Trust, of which Karen A. Glavin shares voting and investment control, 2,680 of which are subject to a voting agreement granting voting rights to the Voting Trust. The Voting Trust terminates upon the effective date of the registration statement for this offering.
(8)	Includes 22,540 shares of common stock subject to options exercisable by Dr. Gold as of March 1, 2015.
(9)	Includes 20,674 shares of common stock subject to options exercisable as of March 1, 2015.
(10)	Includes 6,223,762 shares of common stock, 545,080 shares of common stock issuable upon the exercise of warrants to purchase common stock and 68,377 shares of common stock subject to options exercisable as of March 1, 2015 referred to in footnotes (1) - (4) and (6) - (9) above. The number of shares beneficially owned after this offering includes the automatic net exercise of warrants to purchase an aggregate of 289,310 shares of common stock based on the assumed initial public price.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering, and of the Delaware General Corporation Law. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

General

Upon closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.0001 per share and 10,000,000 shares of preferred stock, par value $0.0001 per share. All of our authorized preferred stock upon the closing of this offering will be undesignated.

Common Stock

Outstanding Shares

On December 31, 2014, there were 2,573,233 shares of common stock outstanding, held of record by 15 stockholders. Based on such number of shares of common stock outstanding as of December 31, 2014, and assuming (1) the conversion of all outstanding shares of our preferred stock as of December 31, 2014 into 4,770,470 shares of common stock in connection with the closing of this offering, (2) the exercise, on a net-issuance basis based on the assumed initial public offering price, of the common stock warrants into 413,300 shares of our common stock, and (3) the issuance by us of 4,615,000 shares of common stock in this offering, there will be 12,372,003 shares of common stock outstanding upon closing of this offering.

Voting

Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

As of December 31, 2014, we had outstanding an aggregate of 10,628,684 shares of preferred stock held of record by 25 stockholders.

Immediately prior to the closing of this offering, all outstanding shares of preferred stock at December 31, 2014, will convert into 4,770,470 shares of our common stock.

Immediately prior to closing of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of December 31, 2014, 790,717 shares of common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $5.39 per share.

Warrants

As of December 31, 2014, 778,686 shares of our common stock were issuable upon exercise of outstanding warrants to purchase common stock with an exercise price of $6.10 per share. The warrants provide for the adjustment of the number of shares issuable upon the exercise of the warrants in the event of stock splits, recapitalizations, reclassifications and consolidations. The warrants will automatically be net exercised into an aggregate of 413,300 shares of common stock based on the assumed initial public offering price, effective immediately prior to the closing of this offering, and will cease to be outstanding.

As of December 31, 2014, there were outstanding warrants to purchase 414,380 shares of our Series B redeemable convertible preferred stock, or the Bank Warrants, consisting of (i) a warrant to purchase 150,000 shares of our Series B redeemable convertible preferred stock issued to Silicon Valley Bank and a warrant to purchase 150,000 shares of our Series B redeemable convertible preferred stock issued to Life Science Loans, LLC, each of which were issued in connection with a credit facility with SVB in March 2014 and September 2014 and (ii) a warrant to purchase 57,190 shares of our Series B redeemable convertible preferred stock issued to Silicon Valley Bank and a warrant to purchase 57,190 shares of our Series B redeemable convertible preferred stock issued to Life Science Loans, LLC, each of which were issued in connection with an amendment to the credit facility with SVB in November 2014. The Bank Warrants are exercisable for 10 years from the issuance date. The Bank Warrants provide for cashless exercise at the option of the warrantholder, and also contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of a Bank Warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations. In connection with the closing of this offering, the Bank Warrants will automatically convert to warrants to purchase 169,826 shares of our common stock, with a weighted-average exercise price of $3.83 per share.

Registration Rights

Following the closing of this offering, certain holders of our common stock, or their transferees, will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to the investor rights agreement by and among us and certain of our stockholders.

Demand Registration Rights

At any time beginning on the earlier of (1) May 30, 2016 and (2) six months after the public offering date set forth on the cover page of this prospectus, upon the written request of certain of the holders of the registrable securities then outstanding that we file a registration statement under the Securities Act covering the registration of at least 51% of the outstanding registrable securities where the aggregate gross proceeds from the offering exceed $5.0 million, or covering the registration of at least 25% of the outstanding registrable securities where the aggregate gross proceeds from the offering exceed $7.5 million, we will be obligated to notify all holders of registrable securities of such request and to use our best efforts to register the sale of all registrable securities that holders may request to be registered. We are not required to file more than two registration statements which are declared or ordered effective. We may postpone the filing of a registration statement for up to 90 days once in any 12-month period if in the good faith judgment of our board of directors such registration would be detrimental to us, and we are not required to file a registration statement during the period starting on the date 30 days prior to our good faith estimate of the date of filing of, and ending 180 days following the effective date of, the registration statement for this offering. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

“Piggyback” Registration Rights

If we register any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 35% of the total number of shares included in the registration statement, except this offering, in which the holders have waived any and all rights to have their shares included.

Form S-3 Registration Rights

If we are eligible to file a registration statement on Form S-3, holders of registrable securities have the right to demand that we file a registration statement on Form S-3 so long as the aggregate price to the public of the securities to be sold under the registration statement on Form S-3 is at least $1.0 million, subject to specified exceptions, conditions and limitations.

Expenses of Registration

Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions.

Expiration of Registration Rights

The demand, piggyback and Form S-3 registration rights discussed above will terminate as to a given holder of registrable securities upon the earlier of (i) three years following the closing of this offering or (ii) when such holder holds less than one percent of our outstanding common stock and is able to sell all of its registrable securities in a single 90-day period under Rule 144 of the Securities Act.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Bylaws and Delaware Law

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law, or Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding upon consummation of the transaction, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the consummation of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution adopted by a majority of the board of directors;

•

provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then outstanding common stock;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law or subject to the rights of holders of preferred stock as designated from time to time, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•

provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies); and

•

provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (3) any action asserting a claim against the us arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws, or (4) any action asserting a claim against us governed by the internal affairs doctrine.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then outstanding common stock.

NASDAQ Global Market Listing

Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “IDGX.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of December 31, 2014, upon the closing of this offering, 12,372,003 shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options or warrants (other than the warrants that will be automatically net exercised into an aggregate of 413,300 shares of common stock, based on the assumed initial public offering price, effective immediately prior to the closing of this offering). All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours or if purchased through the directed share program. Except as set forth below, the remaining 7,757,003 shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. In addition, any shares sold in this offering to entities affiliated with our existing stockholders and directors will be subject to lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	No restricted shares will be eligible for immediate sale upon the closing of this offering; and

•

All 7,757,003 restricted shares will be eligible for sale under Rule 144 or Rule 701, subject to the volume limitations, manner of sale and notice provisions described below under “Rule 144,” upon expiration of lock-up agreements at least 180 days after the date of this offering.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 123,720 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold by:

•

persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•

our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

As of December 31, 2014, options to purchase a total of 790,717 shares of common stock were outstanding, of which 168,562 were vested. Of the total number of shares of our common stock issuable under these options, substantially all are subject to contractual lock-up agreements with us or the underwriters described below under “Underwriting” and will become eligible for sale in accordance with Rule 701 at the expiration of those agreements.

Lock-Up Agreements

We, along with our directors, executive officers and substantially all of our other stockholders, optionholders and warrantholders, have agreed with the underwriters that, subject to specified limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not without the prior written consent of Citigroup Global Markets Inc. and Jefferies LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. All others who purchase shares in the directed share program will also be subject to a 90-day lock-up period. Citigroup Global Markets Inc. and Jefferies LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Upon expiration of this 180 period, certain of our stockholders and warrantholders will have the right to require us to register their shares under the Securities Act. See “—Registration Rights” below and “Description of Capital Stock—Registration Rights.”

After this offering, certain of our employees, including our executive officers and/or directors, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Registration Rights

Immediately prior to the closing of this offering, the holders of 6,339,541 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described under “—Lock-Up Agreements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock—Registration Rights.”

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under the 2014 plan and the ESPP. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to the lock-up agreements described above, if applicable.

UNDERWRITING

Citigroup Global Markets Inc. and Jefferies LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Jefferies LLC
William Blair & Company, L.L.C.
Cantor Fitzgerald & Co.

Total	4,615,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $             per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, along with our directors, executive officers and substantially all of our other stockholders, optionholders and warrantholders, have agreed with the underwriters that, subject to specified limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Jefferies LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. and Jefferies LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

At our request, the underwriters have reserved up to 8% of the shares for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for certain of our officers, directors and employees who have entered into lock-up agreements as contemplated in the immediately preceding paragraph, each person buying shares through the directed share program has agreed that, for a period of 90 days from the date of this prospectus, he or she will not, without the prior written consent of Citigroup Global Markets Inc. and Jefferies LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock with respect to shares purchased in the program. For certain officers, directors and employees purchasing shares through the directed share program, the lock-up agreements contemplated in the immediately preceding paragraph shall govern with respect to their purchases. Citigroup Global Markets Inc. and Jefferies LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “IDGX.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by AltheaDx, Inc.
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering will be $3,595,000.

We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $30,000 as set forth in the underwriting agreement.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the over-allotment option or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Other Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Diego, California. The underwriters are being represented by Latham & Watkins LLP, San Diego, California.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2012 and 2013, and for each of the two years in the period ended December 31, 2013, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements). We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing us at 3550 Dunhill Street, San Diego, California or telephoning us at (858) 224-7200.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.AltheaDx.com, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of AltheaDx, Inc.

We have audited the accompanying consolidated balance sheets of AltheaDx, Inc. as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AltheaDx, Inc. at December 31, 2012 and 2013, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that AltheaDx, Inc. will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has recurring losses from operations and negative cash flows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from the outcome of this uncertainty.

As discussed in Note 2, the consolidated financial statements for the year ended December 31, 2012 and 2013 have been restated to correct an error in basic and diluted net loss per share applicable to common stockholders for each of the two years in the period ended December 31, 2013.

/s/ Ernst & Young LLP

San Diego, California

July 18, 2014,

except for the effects on the financial statements of the

restatement described in Note 2, as to which the date is

August 26, 2014,

and except for the retroactive effect of the 1 for

2.44 reverse stock split as described in paragraph 4 of Note 2,

as to which the date is

January 22, 2015

ALTHEADX, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands)

				Pro Forma Stockholders’ Deficit as of September 30, 2014
	December 31,		September 30, 2014
	2012	2013
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$295	$2,925	$7,458
Accounts receivable (net of allowance of $58 at December 31, 2012 and 2013, and $49 at September 30, 2014)	1,443	2,463	3,627
Note receivable from officer	59	—	—
Inventory	74	598	1,726
Prepaid expenses and other current assets	90	263	1,064

Total current assets	1,961	6,249	13,875
Property and equipment, net	1,211	2,075	3,397
Other assets	22	48	10,002

Total assets	$3,194	$8,372	$27,274

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable (including $32 due to related party at December 31, 2012)	$851	$996	$3,432
Accrued expenses	508	857	2,959
Deferred revenue	995	859	878
Notes payable to stockholders	500	—	—
Debt, current portion	342	344	1,834
Working capital line of credit	—	1,200	2,434

Total current liabilities	3,196	4,256	11,537
Debt, net of current portion (face value of $10,000 at September 30, 2014)	147	1,047	7,506
Preferred stock warrant liability	—	—	924
Other noncurrent liabilities	51	56	9,631

Total liabilities	3,394	5,359	29,598
Commitments
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock — $0.0001 par value; 3,379 shares authorized, issued and outstanding at December 31, 2012 and 2013 and September 30, 2014 (unaudited); aggregate liquidation preference of $6,000 as of December 31, 2013; no shares issued and outstanding pro forma (unaudited)	7,697	8,341	8,852	—
Series B redeemable convertible preferred stock — $0.0001 par value; 7,250 shares authorized; and no shares issued and outstanding at December 31, 2012; 7,250 issued and outstanding at December 31, 2013 and September 30, 2014 (unaudited); aggregate liquidation preference of $7,250 at December 31, 2013; no shares issued and outstanding pro forma (unaudited)	—	7,524	8,001	—
Stockholders’ deficit:
Common stock, $0.0001 par value; 21,000 shares authorized, 825 shares issued and outstanding at December 31, 2012, 2,394 shares issued and outstanding at December 31, 2013 and 2,550 shares issued and outstanding at September 30, 2014 (unaudited); 200,000 shares authorized, 7,734 shares issued and outstanding, pro forma (unaudited)	—	—	—	1
Additional paid-in capital	—	—	—	16,852
Accumulated deficit	(7,897)	(12,852)	(19,177)	(19,177)

Total stockholders’ deficit	(7,897)	(12,852)	(19,177)	(2,324)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$3,194	$8,372	$27,274

See accompanying notes.

ALTHEADX, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands, except per share data)

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(unaudited)
Revenue:
Diagnostic testing	$—	$196	$—	$9,067
Research services and other	6,915	7,150	4,235	4,542

Total revenue	6,915	7,346	4,235	13,609
Cost of revenue:
Diagnostic testing	—	101	—	1,763
Research services and other	4,772	4,663	3,036	3,008

Total cost of revenue	4,772	4,764	3,036	4,771
Gross profit	2,143	2,582	1,199	8,838
Operating expenses:
Research and development	777	1,733	1,134	2,485
Sales and marketing	1,555	1,842	1,098	5,246
General and administrative	1,405	3,092	1,927	6,432

Total operating expenses	3,737	6,667	4,159	14,163
Loss from operations	(1,594)	(4,085)	(2,960)	(5,325)
Other income	43	99	74	48
Interest expense, net	(34)	(72)	(50)	(436)
Change in fair value of warrant liability	—	—	—	(194)

Net loss and comprehensive loss	$(1,585)	$(4,058)	$(2,936)	$(5,907)
Accretion on redeemable convertible preferred stock	(585)	(1,000)	(680)	(987)

Net loss applicable to common stockholders – as restated for the years ended December 31, 2012 and 2013	$(2,170)	$(5,058)	$(3,616)	$(6,894)

Net loss per share attributable to common stockholders, basic and diluted – as restated for the years ended December 31, 2012 and 2013	$(2.63)	$(6.13)	$(4.38)	$(7.63)

Weighted average shares outstanding used in computing net loss per share attributable to common stockholders, basic and diluted	825	825	825	904

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(0.67)		$(0.90)

Weighted average shares outstanding used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		7,577		7,656

See accompanying notes.

ALTHEADX, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands)

	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Redeemable Convertible Preferred Stock and Stockholders’ Deficit

	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2011	3,379	$7,112	—	$—	825	$—	$—	$(5,779)	$(5,779)
Stock-based compensation	—	—	—	—	—	—	52	—	52
Accretion of dividends and offering costs	—	585	—	—	—	—	(52)	(533)	(585)
Net loss and comprehensive loss	—	—	—	—	—	—	—	(1,585)	(1,585)

Balance at December 31, 2012	3,379	$7,697	—	$—	825	$—	$—	$(7,897)	$(7,897)

Stock-based compensation	—	—	—	—	—	—	103	—	103
Issuance of Series B redeemable convertible preferred stock at $1.00 per share, net of issuance costs of $82 and conversion of notes payable to stockholders and accrued interest	—	—	7,250	7,168	—	—	—	—	—
Issuance of restricted common shares in connection with IDGenetix, Inc. merger	—	—	—	—	1,569	—	—	—	—
Accretion of dividends and offering costs	—	644	—	356	—	—	(103)	(897)	(1,000)
Net loss and comprehensive loss	—	—	—	—	—	—	—	(4,058)	(4,058)

Balance at December 31, 2013	3,379	$8,341	7,250	$7,524	2,394	$—	$—	$(12,852)	$(12,852)

Stock-based compensation (unaudited)	—	—	—	—	—	—	371	—	371
Accretion of dividends and offering costs (unaudited)	—	511	—	477	—	—	(569)	(418)	(987)
Exercise of options for common stock (unaudited)	—	—	—	—	156	—	198	—	198
Net loss and comprehensive loss (unaudited)	—	—	—	—	—	—	—	(5,907)	(5,907)

Balance at September 30, 2014 (unaudited)	3,379	$8,852	7,250	$8,001	2,550	$—	$—	$(19,177)	$(19,177)

See accompanying notes

ALTHEADX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(unaudited)
Operating activities
Net loss	$(1,585)	$(4,058)	$(2,936)	$(5,907)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	363	501	345	625
Stock-based compensation	52	103	69	371
Change in fair value of warrant liability	—	—	—	194
Deferred rent	12	4	4	303
Accrued interest converted to redeemable convertible preferred stock	—	35	35	—
Non-cash interest relating to debt	—	—	—	71
Changes in operating assets and liabilities:
Accounts receivable	(125)	(1,020)	318	(1,164)
Inventory	(74)	(525)	(475)	(1,128)
Prepaid expenses and other assets	202	(199)	(65)	(2,319)
Note receivable from officer	(59)	59	59	—
Accounts payable	203	(42)	257	2,504
Deferred revenue	(627)	(136)	438	18
Accrued expenses and other	103	349	(153)	2,152

Net cash used in operating activities	(1,535)	(4,929)	(2,104)	(4,280)

Investing activities
Purchases of property and equipment	(164)	(1,176)	(844)	(1,228)

Net cash used in investing activities	(164)	(1,176)	(844)	(1,228)

Financing activities
Proceeds from issuance of notes payable to stockholders	500	1,000	1,000	—
Proceeds from issuance of convertible redeemable preferred stock for cash, net of offering costs	—	5,633	5,633	—
Proceeds from equipment loans	—	1,243	—	—
Principal payments made on equipment loans	(326)	(341)	(255)	(1,391)
Proceeds from working capital line of credit	—	1,200	—	5,215
Principal payments made on working capital line of credit	—	—	—	(3,981)
Proceeds from term loan	—	—	—	10,000
Proceeds from issuance of common stock for cash	—	—	—	198

Net cash provided by financing activities	174	8,735	6,378	10,041

Net (decrease) increase in cash and cash equivalents	(1,525)	2,630	3,430	4,533
Cash and cash equivalents, beginning of period	1,820	295	295	2,925

Cash and cash equivalents, end of period	$295	$2,925	$3,725	$7,458

Supplemental disclosure of cash flow information
Interest paid	$34	$30	$15	$233

Income tax paid	—	—	—	2

Supplemental disclosure of non-cash activities:
Lease incentives	$—	$—	$—	$9,023

Property and equipment purchases included in accounts payable	$260	$189	$28	$121

Conversion of notes payable and accrued interest into redeemable convertible preferred stock	$—	$1,535	$1,535	$—

Accretion of dividends and offering costs on redeemable convertible preferred stock	$585	$1,000	$680	$987

Preferred stock warrant liability	$—	$—	$—	$924

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)

1. The Business and Summary of Significant Accounting Policies

Description of Business

AltheaDx, Inc. (the “Company”) is a commercial stage molecular diagnostics company specializing in the field of personalized medicine to enable personalized therapeutic decisions for patients suffering from some of the most prevalent clinical conditions in the United States. The Company’s proprietary algorithm-based bioinformatic platform and pharmacogenetics (“PGx”) testing portfolio intended to serve as a tool to assist healthcare providers in identifying optimal drugs for their patients as well as dosing guidelines based on a patient’s genetic make-up, current prescription regimen and other key factors. IDgenetix, the Company’s PGx testing portfolio, is designed to enable healthcare providers to make timely and evidence-based decisions, which the Company believes can reduce the overall cost of patient care by reducing adverse events, optimizing patients’ overall therapeutic regimen, and helping to achieve a faster therapeutic response.

As more fully described in Note 7, in May 2013, the Company completed its acquisition of IDGenetix, Inc. At the date of the acquisition, IDGenetix, Inc. consisted of an assembled work force comprised of the three former shareholders who transferred know how comprised of three algorithms in the conceptualization stage of development as of the date of acquisition. As a result of the acquisition of IDGenetix, Inc., there were no assets to record and all IDGenetix, Inc. liabilities were paid in full prior to the closing of the merger.

In October 2013, the Company commercially launched IDgenetix in the United States. IDgenetix is designed to provide a comprehensive PGx offering to best meet the needs of the Company’s target customers such as long-term and post-acute care facilities, government facilities, integrated delivery networks, and managed care organizations. The Company currently offers 13 tests in the therapeutic areas of cardiovascular disease, neuropsychiatric disorders and pain, and is developing additional tests/offerings in the therapeutic areas of neurology and rheumatology.

The Company also provides research and development services, primarily in oncology, to biopharmaceutical partners. The Company uses next-generation sequencing and its computational biology and information technology capabilities to analyze subject samples from preclinical through clinical development for its partners.

Basis of Presentation

The accompanying financial statements include the accounts of AltheaDx, Inc. and its wholly owned subsidiary, IDGenetix, Inc. All intercompany accounts and transactions have been eliminated. The results of operations from the interim periods presented are not necessarily indicative of the operating results to be expected for any subsequent interim period or for the year ending December 31, 2014.

The Company has reclassified or combined certain balance sheet amounts in prior periods to conform to the current year presentation.

Liquidity

The consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred significant losses since inception, including net losses of $1.6 million and $4.1 million in the years ended December 2012 and 2013, respectively, and $5.9 million for the nine months ended September 30, 2014. As of December 31, 2013, the Company had an accumulated deficit of $12.9 million, $2.9 million in cash and cash

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

equivalents, and $2.6 million in borrowings under its bank credit facility. As of September 30, 2014, the Company had an accumulated deficit of $19.2 million, $7.5 million in cash and cash equivalents, and $11.8 million in borrowings under its bank credit facility. Substantially all the Company’s net losses have resulted from costs incurred in connection with its research and development programs and selling, general and administrative costs to support operations. The Company’s net losses may fluctuate significantly from quarter to quarter and year to year.

The Company has a limited operating history and only recently launched its IDgenetix test portfolio. The revenue and income potential of the Company’s business and market are unproven. Successful transition to attaining profitable operations is dependent upon achieving a level of revenue adequate to support the Company’s cost structure.

As more fully described in Note 6, in March 2014, the Company amended its loan and security agreement with a commercial bank, pursuant to which the Company may be eligible to borrow up to $15.0 million under a $10.0 million term credit facility (the “Term Debt”) and a $5.0 million revolving working capital credit line (the “Revolver”). The Company borrowed the first $5.0 million in Term Debt in March 2014 and the second $5.0 million tranche in Term Debt in September 2014. In addition, the Company may borrow up to $5.0 million under the Revolver, based upon eligible accounts receivable. There can be no assurance that the Company will be able to maintain an eligible accounts receivable balance to continue drawing against the Revolver.

If the Company is unable to continue to draw against the Revolver, the Company’s existing cash resources may not be sufficient to meet the cash requirements to fund the Company’s planned operating expenses, capital expenditures and working capital requirements without additional sources of cash. The Company will continue to consider other financing alternatives. There can be no assurance that the Company will be able to obtain any sources of financing on acceptable terms, or at all. If the Company is not able to secure adequate additional funding, it may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations, and future prospects.

These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. On an ongoing basis, the Company evaluates these estimates, including those related to revenue recognition, long-lived assets, accrued liabilities, the fair value of stock-based awards, and income taxes. These estimates are based on historical experience, on information received from third parties, and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of September 30, 2014, the interim consolidated statements of comprehensive loss and interim consolidated statements of cash flows for the nine months ended September 30, 2013 and 2014, and the interim consolidated statement of redeemable convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2014 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in management’s opinion, reflect all adjustments, which include only normal recurring adjustments, that management believes are necessary to present fairly the interim consolidated balance sheet as of September 30, 2014, the interim consolidated statements of comprehensive loss and interim consolidated statements of cash flows for the nine months ended September 30, 2013 and 2014, and the interim consolidated statement of redeemable convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2014. The financial data disclosed in these notes to the consolidated financial statements related to the nine months ended September 30, 2013 and 2014 are also unaudited. The results of operations during the nine months ended September 30, 2014 are not indicative of the results to be expected for the entire year ending December 31, 2014 or for any future annual interim period.

Unaudited Pro Forma Stockholders’ Deficit

The unaudited pro forma Stockholders’ Deficit as of September 30, 2014 gives effect to: (1) the automatic conversion of 10,628,684 shares of redeemable convertible preferred stock into 4,770,470 shares of common stock; (2) the automatic conversion of warrants to purchase 300,000 shares of Series B redeemable convertible preferred stock (“Series B Preferred Stock”) into warrants to purchase 122,950 shares of the Company’s common stock, and the resulting reclassification of the Company’s convertible preferred stock warrant liability to stockholders’ deficit in connection with such conversion; and (3) the issuance of 413,300 shares of common stock as a result of the automatic net exercise of the outstanding warrants to purchase 778,686 common shares in connection with the completion of an initial public offering (“IPO”), assuming an initial public offering price of $13.00 per share (the midpoint of the price range listed on the cover page of this prospectus). The unaudited pro forma consolidated balance sheet assumes that the completion of the IPO had occurred as of September 30, 2014 and excludes shares of common stock issued in the IPO and any related net proceeds.

Reverse Stock Split

On January 22, 2015, the Company’s board of directors approved an amendment to its Amended and Restated Certificate of Incorporation to effect a 1-for-2.44 reverse stock split of the Company’s common stock (the “Reverse Stock Split”). The par value and the authorized shares of the common stock were not adjusted as a result of the Reverse Stock Split. All issued and outstanding common stock, options and warrants to purchase common stock, including the respective exercise prices of each such option and warrant, and the conversion ratio of the redeemable convertible preferred stock have been retroactively adjusted to reflect the Reverse Stock Split for all periods presented.

Restatement

The Company has determined that a restatement was required to previously reported net loss per share for the years ended December 31, 2012 and 2013 and for the three months ended March 31, 2013 and 2014. The net loss per share as originally reported excluded the accretion of the Company’s Series A redeemable convertible preferred stock (“Series A Preferred Stock”) and Series B Preferred Stock (collectively, “Preferred Stock”) to its redemption value, which, under the authoritative guidance, is accounted for similar to dividend accretion. Pursuant to Accounting Standards Codification (“ASC”) Topic No. 260, “Earnings per Share,” income or loss available to common stockholders shall include the impact of dividends accumulated on preferred stock, whether paid or unpaid.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

Set forth below is the impact of this adjustment on net loss applicable to common stockholders in common stock equivalent shares (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
Net loss	$(1,585)	$(4,058)	$(461)	$(2,132)
Accretion of Preferred Stock	(585)	(1,000)	(155)	(317)

Net loss applicable to common stockholders – as restated	$(2,170)	$(5,058)	$(616)	$(2,449)

As a result of this adjustment, net loss per share has been restated, as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
Net loss per share, basic and diluted – as originally reported	$(1.92)	$(4.90)	$(0.56)	$(2.58)
Impact of accretion of Preferred Stock	(0.71)	$(1.23)	$(0.19)	$(0.39)

Net loss per share applicable to common stockholders, basic and diluted – as restated	$(2.63)	$(6.13)	$(0.75)	$(2.97)

Segment Information

Management has determined that the Company operates in one reportable segment, which is molecular diagnostics, specializing in the field of pharmacogenetics. The chief executive officer, who is the Company’s chief operating decision maker, reviews financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance. In addition, the Company manages its operations as a single operating segment.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents primarily represent funds invested in readily available checking and saving accounts. At times, the Company has cash and cash equivalents deposited at financial institutions in excess of federally insured deposit limits. However, cash is held on deposit in major financial institutions and is considered subject to minimal credit risk.

Accounts Receivable

Trade accounts receivable are recorded at the net invoice value and are not interest bearing. The Company considers receivables past due based on the contractual payment terms. The Company reviews its exposure to accounts receivable and reserves specific amounts if collectability is no longer reasonably assured. The Company reevaluates such reserves on a regular basis and adjusts its reserves as needed.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company invests its cash and cash equivalents with highly rated financial institutions. Management believes that the financial risks associated with its cash and cash

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

equivalents are minimal. The Company maintains deposits in a federally insured financial institution in excess of federally insured limits. To date, the Company has not realized any significant losses on its cash and cash equivalents.

Inventory

Inventory consists of raw materials, comprised of reagents, consumables and other laboratory supplies which are used to extract, test and process genetic samples. Inventory is valued at the lower of cost, computed on a first-in, first-out basis, or net realizable value. The Company estimates the recoverability of its inventory by reference to internal estimates of future demands and product life cycles, including expiration.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets (three to seven years), or the remaining lease term for leasehold improvements. Maintenance, repairs and minor renewals are charged to expense as incurred.

Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets, including property and equipment, may not be recoverable. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of such assets in relation to the future undiscounted cash flows of the underlying assets. The Company’s policy is to record an impairment loss when it is determined that the carrying amount of the asset may not be recoverable. To date, the Company has not realized any significant impairment losses.

Deferred Offering Costs

Deferred public offering costs, which primarily consist of legal, accounting and filing fees relating to the Company’s IPO, are capitalized within deferred offering costs. The deferred offering costs will be offset against IPO proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. The Company has incurred approximately $1,857,000 in IPO costs as of September 30, 2014, which is included in other assets on the accompanying balance sheet.

Fair Value of Financial Instruments

The carrying amount of all financial instruments, including accounts receivable, notes receivable, accounts payable and accrued expenses, and employee-related liabilities are reasonable estimates of their fair values because of the short maturities of these items. The fair value of the warrant liability is discussed in Note 3. Based upon the borrowing rates currently available for loans with similar terms, the Company believes that the fair value of its long-term debt approximates its carrying value.

Warrant Liability

The Company accounts for warrants to purchase shares of its Series B Preferred Stock that are contingently redeemable as liabilities at their estimated fair value, because these warrants may obligate the Company to transfer assets to the holders at a future date under certain circumstances, such as a deemed liquidation event. The warrants are subject to fair value remeasurement at each balance sheet date, and any fair value adjustments are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

recognized as change in fair value of convertible preferred stock warrant liability in the consolidated statements of comprehensive loss. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the convertible preferred stock warrants, conversion of redeemable convertible preferred stock into common stock (including upon completion of the Company’s proposed IPO), or until holders of the redeemable convertible preferred stock can no longer trigger a deemed liquidation event. At that time, the redeemable convertible preferred stock warrants will convert into warrants to purchase common stock, and the warrant liability will be adjusted to fair value in the consolidated statements of comprehensive loss with the final fair value reclassified to additional paid-in capital.

Redeemable Convertible Preferred Stock

The Company initially records all shares of redeemable convertible preferred stock net of offering costs on the dates of issuance, which represents the carrying value. At any time after May 30, 2018, but within 60 days after the receipt by the Company of a written request from the holders of not less than 50% of the then outstanding Preferred Stock, all shares of Preferred Stock can be redeemed at their liquidation value of $1.77576 and $1.00 for the Series A Preferred Stock and Series B Preferred Stock, respectively, plus dividends at 8% per annum since their date of issuance. As only the passage of time is required for Preferred Stock to become redeemable, the Company is accreting the carrying value of the Preferred Stock to its redemption value over the period from the date of issuance to May 30, 2018 (the earliest redemption date). In the event of a change of control of the Company, proceeds will be distributed in accordance with the liquidation preferences set forth in its Amended and Restated Certificate of Incorporation unless the holders of Preferred Stock have converted their convertible preferred shares into common shares. Therefore, Preferred Stock is classified outside of stockholders’ deficit on the accompanying consolidated balance sheets, as Preferred Stock can be redeemed and as events triggering the liquidation preferences are not solely within the Company’s control.

Revenue Recognition

The Company’s revenue is generated primarily from the sale of its IDgenetix tests, and research services.

The Company recognizes revenue when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured.

Diagnostic Testing Revenue

The Company generally bills third-party insurance providers upon generation and delivery of an IDgenetix test result to the ordering physician following completion of a test. The Company recognizes revenue upon delivery of the test results to the ordering physician when the above criteria have been met, based upon one or all of the following: (1) the Company has an established payment history with the payer and collectibility is reasonably assured; (2) the Company has a contractual arrangement with the payer; or (3) as in the case of Medicare, the payer has published data on approved reimbursement rates for the Company’s IDgenetix tests. The Company recognizes revenue for Medicare patients based on amounts allowed by the Center for Medicare and Medicaid Services (“CMS”) National Laboratory Fee Schedule or Medicare local coverage determinations for services provided as defined by the Common Procedural Terminology (“CPT”) codes, provided that all revenue recognition criteria are met. The Company received its authorized Medicare National Provider Identification number (“NPI”) in November 2013.

For those tests completed for which the above revenue recognition criteria have not been met at the time the test results are delivered, the Company accounts for revenue on a cash basis, as the fee is not considered fixed

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

and determinable or the Company cannot reliably estimate the amount that will be ultimately collected. The Company assumes the benefits and risk of collection from third-party payors. Patients may also have out-of-pocket costs for amounts not covered by their insurance carriers, and the Company bills the patient directly for these amounts in the form of co-pays and deductibles in accordance with their insurance carrier and health plans. Some payors may not cover the IDgenetix tests as ordered by the physician under their reimbursement policies. Consequently, the Company pursues reimbursement on a case-by-case basis. The Company will continue to recognize diagnostic testing revenue upon cash collection for non-Medicare payors until it can reliably estimate the amount that is fixed and determinable and that will be ultimately collected.

Research Services and Other Revenue

The Company regularly enters into contracts where revenue is derived from multiple elements including molecular biomarker discovery, assay development, assay validation and prospective/retrospective clinical trial testing in support of companion diagnostic development and commercialization. The delivery of these services is within a short time from the contract execution date; however, delivery may vary based on the complexity of the deliverable. Revenue recognition for contracts with multiple elements is based on the individual units of accounting determined to exist in the contract. A delivered item is considered a separate unit of accounting when the delivered item has value to the customer on a stand-alone basis.

The Company allocates revenue at the inception of the agreement to all deliverables based on their relative selling price. The relative selling price for each deliverable is determined using vendor specific objective evidence (“VSOE”) of selling price or third-party evidence (“TPE”) of selling price if VSOE does not exist. If neither VSOE nor TPE of selling price exists, the Company uses its best estimate of the selling price for the deliverable. The Company has determined that assay development, assay validation, and sample testing each have stand-alone value due to the fact that such services have been sold separately. Revenue for assay development and assay validation services is recognized upon delivery of assay development and assay validation reports to the customer. Revenue for sample testing services is recognized when earned, which is generally at the time the sample testing results data is made available for delivery to the customer or agreed-upon performance conditions are met. Due to the customized nature of each assay development, the Company has not established a selling price using VSOE or TPE. Given the lack of VSOE and TPE, the Company relies upon prices set by management. These prices are generally based on an estimate of the amount of time and materials required to perform the services, plus a reasonable profit margin.

The Company also generates revenue from licensing fees and fees from third parties for use of its technologies and laboratory services. When a payment is specifically tied to a separate earnings process, revenue is recognized when the specific performance obligation associated with the payment is completed.

Cash received in advance of services being performed is recorded as deferred revenue and recognized as revenue when services are performed over the applicable term of the agreement. Upfront payments are generally not subject to refund. Customers can generally cancel contracts with the Company at any time without cause, with advance written notice.

Cost of Revenue

Cost of revenue include the cost of materials, supplies, labor for laboratory personnel, equipment and facility expenses associated with performing its research services and processing samples for IDgenetix tests, in addition to packaging, freight charges and shipping supplies for IDgenetix tests. The Company performs all of its research services and IDgenetix tests at its facility located in San Diego, California. Facility expenses consist of allocated overhead including rent, information technology, equipment depreciation and utilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

The Company records cost of revenue associated with its IDgenetix tests during the period in which the test is completed and a final report has been issued, regardless of when revenue is recognized for that test. The Company records the costs associated with its research services and other revenue during the period when such costs are incurred.

Research and Development Expenses

Research and development expenses are comprised primarily of costs incurred in performing research and development activities for continued support and development of the Company’s IDgenetix portfolio, including personnel-related costs, contract services, laboratory supplies, and allocated overhead, including rent, information technology, equipment depreciation and utilities. The Company expensed all research and development costs as incurred, including materials and supplies incurred prior to establishing technological feasibility of its IDgenetix tests in October 2013.

Advertising Costs

The Company expenses advertising costs as incurred, and includes such costs in sales and marketing expense in the consolidated statements of comprehensive loss. Advertising costs were immaterial for all periods presented.

Freight Costs

Freight costs related to raw materials used in the Company’s diagnostic testing and research services, including the costs to ship samples from patient sites, are included in cost of revenue, and were immaterial for all periods presented.

All other freight costs are included in operating expenses, and were immaterial for all periods presented.

Stock-Based Compensation

The Company maintains performance incentive plans under which it may grant restricted stock, incentive stock options and nonqualified stock options to employees, directors and nonemployee consultants. In addition, as more fully described in Note 7, the Company issued restricted common stock and warrants to purchase common stock to the Company’s current executive officers in connection with the merger with IDGenetix, Inc., which are being accounting for as post-combination stock-based compensation.

For stock-based grants to employees and directors, the Company recognizes compensation expense based on the grant-date estimated fair values, net of an estimated forfeiture rate. Stock-based compensation expense for grants with time- or service-based vesting criteria is recognized as expense on a straight-line basis, net of estimated forfeitures, over the requisite service period. For grants with performance-based vesting criteria, the Company assesses the probability of the achievement of the performance conditions at the end of each reporting period and recognizes the stock-based compensation costs when it becomes probable that the performance conditions will be met.

For stock-based grants to non-employees, the Company recognizes compensation expense based on the estimated fair value as such grants are earned. The grants generally vest over the time period the Company expects to receive services from the nonemployee. In accordance with authoritative guidance, the fair value of non-employee stock-based awards is remeasured as the awards vest, and the resulting increase in fair value, if any, is recognized as expense in the period the related services are rendered.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

The grant-date fair value of service-based and performance-based options and warrants is measured using the Black-Scholes option pricing model. The grant-date fair value of service- and performance-based restricted stock awards is based upon the per share value of the Company’s common stock as determined by the Company’s board of directors (the “Board of Directors”).

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax- planning strategies, and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability.

Comprehensive Loss

The Company is required to report all components of comprehensive loss, including net loss, in the financial statements in the period in which they are recognized. The Company’s net loss is equal to comprehensive loss for all periods presented.

Net Loss per Share

Basic net loss per share is calculated by dividing net loss by the weighted-average shares outstanding during the period, without consideration for common stock equivalents. During periods of income, the Company allocates participating securities a proportional share of income determined by dividing total weighted-average participating securities by the sum of the total weighted-average common shares and participating securities (the “two-class method”). The Company’s Preferred Stock and restricted stock participate in any dividends declared by the Company and are therefore considered to be participating securities. Participating securities have the effect of diluting both basic and diluted earnings per share during periods of income. During periods of loss, the Company allocates no loss to participating securities because they have no contractual obligation to share in the losses of the Company. Diluted net loss per share is calculated by adjusting weighted-average shares outstanding for the dilutive effect of common stock equivalents outstanding for the period, determined using the treasury-stock and if-converted methods. For purposes of the diluted net loss per share calculation, preferred stock, stock options, unvested restricted stock, and warrants are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders, as their effect would be anti-dilutive for all periods presented. Therefore, basic and diluted net loss per share were the same for all periods presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

Potentially dilutive securities not included in the calculation of diluted net loss per share attributable to common stockholders because to do so would be anti-dilutive are as follows, in common stock equivalent shares (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(unaudited)
Series A Preferred Stock	1,384	1,799	1,799	1,799
Series B Preferred Stock	—	2,971	2,971	2,971
Restricted common stock issued in connection with the IDGenetix merger	—	1,569	1,569	1,569
Warrants to purchase common stock	—	779	779	779
Warrants to purchase Series B Preferred Stock	—	—	—	123
Common stock options	380	446	259	475

	1,764	7,564	7,377	7,716

As more fully described in Note 7, pursuant to the merger agreement with IDGenetix, Inc., 1.6 million restricted (but voting) shares of the Company’s common stock were placed in escrow on behalf of the IDGenetix, Inc. founders and current executive officers of the Company (the “Merger Consideration Stock Awards”), and are subject to specified service and performance conditions. For purposes of the computation of net loss per share, the shares held in escrow are considered contingently returnable shares under ASC 260, “Earnings Per Share,” and are not considered outstanding common shares for purposes of computing basic net loss per share until all necessary conditions are met that no longer cause the shares to be contingently returnable. The impact of these unvested shares on weighted-average shares outstanding has been excluded for purposes of computing basic net loss per share.

The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders (in thousands, except per share data):

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
Weighted-average shares outstanding during the period	825	1,749	1,532	2,473
Less: Weighted-average Merger Consideration Stock Awards held in escrow	—	(924)	(707)	(1,569)

Weighted-average shares used in computing basic and diluted net loss per share attributable to common stockholders	825	825	825	904
Net loss attributable to common stockholders — as restated for the years ended December 31, 2012 and 2013	$(2,170)	$(5,058)	$(3,616)	$(6,894)

Net loss per share attributable to common stockholders, basic and diluted — as restated for the years ended December 31, 2012 and 2013	$(2.63)	$(6.13)	$(4.38)	$(7.63)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

Unaudited Pro Forma Net Loss per Share Applicable to Common Stockholders

The following table summarizes the unaudited pro forma net loss per share applicable to common stockholders (in thousands, except share and per share data):

	Year Ended December 31, 2013	Nine Months Ended September 30, 2014
Numerator
Net loss and pro forma net loss applicable to common stockholders	$(5,058)	$(6,894)

Denominator
Weighted-average common shares outstanding, basic and diluted	825	904
Add:
Pro forma adjustments to reflect assumed conversion of Preferred Stock	4,770	4,770
Pro forma adjustment to reflect effect of Merger Consideration Stock Awards that automatically vest upon completion of an IPO(1)	1,569	1,569
Pro forma adjustments to reflect assumed conversion of stock issued upon net exercise of warrants(2)	413	413

Shares used to compute pro forma net loss per share applicable to common stockholders, basic and diluted	7,577	7,656

Pro forma net loss per share applicable to common stockholders, basic and diluted	$(0.67)	$(0.90)

(1)	As more fully described in Note 7, in June 2014 the IDGenetix, Inc. Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) was amended to provide that the 1.6 million restricted voting shares of common stock (the “Merger Consideration Stock Awards”) shall be fully vested and released from escrow upon completion of an IPO. For purposes of calculating unaudited pro forma net loss per share, such Merger Consideration Stock Awards are assumed to have fully vested as of the beginning of the period for the year ended December 31, 2013 and the nine months ended September 30, 2014.

(2)	Represents the issuance of 413,300 shares of common stock as a result of the automatic net exercise of the warrants to purchase 778,686 common shares in connection with the completion of the IPO, assuming an initial public offering price of $13.00 per share, the midpoint of the price range listed on the cover page of this prospectus.

Recently Issued Accounting Pronouncements

In November 2014, the Financial Accounting Standards Board (“FASB”) issued guidance codified in Accounting Standards Update (“ASU”) 2014-16, “Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (a consensus of the FASB Emerging Issues Task Force).” The ASU clarifies how current guidance should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. Specifically, the amendments clarify that an entity should consider all relevant terms and features, including the embedded derivative feature being evaluated for bifurcation, in evaluating the nature of a host contract. The ASU is effective for fiscal years and interim periods beginning after December 15, 2015. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15 (Subtopic 205-40): “Presentation of Financial Statements - Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” The guidance requires

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

management to evaluate whether there are conditions and events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued (or available to be issued when applicable). Management will be required to make this evaluation for both annual and interim reporting periods and will have to make certain disclosures if it concludes that substantial doubt exists or when its plans alleviate substantial doubt about the entity’s ability to continue as a going concern. Substantial doubt exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued (or available to be issued). The term probable is used consistently with its use in ASC Topic 450, Contingencies. The guidance is effective for annual periods ending after December 15, 2016 and for interim reporting periods starting in the first quarter 2017, with early adoption permitted. The Company is currently evaluating the impact of this guidance and expects to adopt the standard for the annual reporting period ended December 31, 2016.

In May 2014, the FASB and the International Accounting Standards Board (“IASB”) jointly issued ASU No. 2014-09, “Revenue from Contracts from Customers,” which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. ASU 2014-09 is a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under GAAP and International Financial Reporting Standards (“IFRS”). The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under current authoritative guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The standard is effective for annual and interim periods beginning after December 15, 2016. Early adoption is not permitted under GAAP. The Company is currently evaluating the financial statement impact of the new revenue recognition standard.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, a new accounting standard update on the financial statement presentation of unrecognized tax benefits. The new guidance provides that a liability related to an unrecognized tax benefit would be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The new guidance became effective for the Company on January 1, 2014 and it should be applied prospectively to unrecognized tax benefits that exist at the effective date with retrospective application permitted. The adoption did not have an impact on the Company’s financial position or results of operations.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, new disclosure guidance related to the presentation of the Statement of Comprehensive Income. This guidance requires the disclosure of the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. The Company adopted this accounting standard for the accounting year ended December 31, 2013. The adoption did not have any impact on the Company’s financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

3. Fair Value Measurements

The Company determines the fair value of financial assets and liabilities using the fair value hierarchy established in the accounting standards. The hierarchy describes three levels of inputs that may be used to measure fair values, as follows:

Level 1:	Quoted prices in active markets for identical assets and liabilities.

Level 2:	Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis consist solely of a liability for warrants to purchase Series B Preferred Stock, which is measured using Level 3 inputs and has a carrying value of $924,000 at September 30, 2014.

The Company determined the fair value of the warrants using a hybrid method to allocate the equity value of the Company to the warrants based on the Company’s capital structure. The assumptions used in these valuation models included: (1) management’s revenue projections; (2) probability and timing of various liquidity event dates; (3) weighted-average cost of capital that included the addition of a company specific risk premium to account for uncertainty associated with the Company achieving future cash flows; (4) selection of appropriate market comparable transactions and multiples; (5) expected volatility; and (6) risk-free rate.

The following table provides a reconciliation of liabilities measured at fair value using significant unobservable inputs (Level 3) for the nine months ended September 30, 2014 (in thousands)

Warrant Liabilities
Balance at December 31, 2013	$—
Warrants to purchase Series B Preferred Stock	730
Change in fair value of warrants to purchase Series B Preferred Stock	194

Balance at September 30, 2014 (unaudited)	$924

4. Balance Sheet Details

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,		September 30,
	2012	2013	2014
			(unaudited)
Prepaid expenses	$71	$221	$431
Other receivables related to leasehold improvements(1)	—	—	618
Other current assets	19	42	15

	$90	$263	$1,064

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

Property and equipment consists of the following (in thousands):

	December 31,		September 30,
	2012	2013	2014
			(unaudited)
Office furniture and fixtures	$6	$6	$6
Laboratory equipment	1,889	2,772	3,410
Software	33	309	472
Computer equipment	188	317	444
Leasehold improvements	24	25	56
Construction-in-progress	—	—	988

	2,140	3,429	5,376
Less accumulated depreciation and amortization	(929)	(1,354)	(1,979)

	$1,211	$2,075	$3,397

The Company recorded depreciation expense of $0.4 million and $0.5 million for the years ended December 31, 2012 and 2013, respectively, and $0.3 million and $0.6 million for the nine month periods ended September 30, 2013 and 2014, respectively.

Other assets consist of the following (in thousands):

	December 31,		September 30,
	2012	2013	2014
			(unaudited)
Other assets related to leasehold improvements(1)	$—	$—	$7,818
Deferred offering cost	—	—	1,857
Security deposit(1)	—	—	280
Other non-current assets	22	48	47

	$22	$48	$10,002

Accrued expenses consist of the following (in thousands):

	December 31,		September 30,
	2012	2013	2014
			(unaudited)
Employee compensation	$364	$509	$1,621
Sales commissions	40	142	578
Professional and outside services	39	175	470
Other	65	31	290

	$508	$857	$2,959

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

Other non-current liabilities consist of the following (in thousands):

	December 31,		September 30,
	2012	2013	2014
			(unaudited)
Deferred rent(1)	$51	$56	$9,553
Other	—	—	78

	$51	$56	$9,631

(1)	Amounts shown at September 30, 2014 relate to the Company’s new office and laboratory space as further described in Note 5 to the consolidated financial statements.

5. Commitments and Contingencies

The Company entered into a sublease agreement for its current facility in 2009. The lease is subject to charges for common area maintenance and other costs. The sublease had an initial expiration of August 31, 2017, but was amended in April 2014 to expire on April 1, 2015. The sublease provides for escalating rent payments. Rent expense is recorded on a straight line basis over the lease.

As of December 31, 2013, future annual minimum lease payments under the sublease agreement, are set forth below (in thousands):

2014	$276
2015	285
2016	293
2017	199

$1,053

After giving effect to the amendment in April 2014 which revised the expiration to April 2015, total future annual minimum lease payments at December 31, 2013 under the amended sublease would have been $0.3 million.

Rent expense related to the sublease was $0.3 million for each of the years ended December 31, 2012 and 2013 and $0.2 million for each of the nine months ended September 30, 2013 and September 30, 2014.

In April 2014, the Company signed an operating lease agreement for new office and laboratory space in San Diego for a term of 84 months, with an expected occupancy date in early 2015. Upon occupancy, rent will be approximately $213,000 per month (reduced to approximately $106,500 pursuant to a partial rent abatement), which includes both base rent and tenant improvement allowances. The rent will be increased by 3% on each annual anniversary of the first day of the first full month during the lease term. The lease agreement provides for an 18-month partial abatement period starting with the first month of the lease, during which time the monthly rent shall be reduced by 50%. The lease provides the Company with two consecutive options to extend the term of the lease for five years each, which may be exercised with no more than 12 months and no less than nine months prior written notice. In the event the Company chooses to extend the term of the lease, the minimum monthly rent payable for the additional term will be determined according to the then-prevailing market rate. The lease agreement provides for an additional tenant allowance of $1.1 million for the Company to offset the costs of cabling and wiring, furniture and relocation costs. In addition to the new lease, the Company entered into an agreement with the landlord to occupy temporary office space adjacent the site of the new building, free of charge (“Temporary Space”), until it takes occupancy of the new space.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

The Company plans to relocate all of its operations to this new facility upon completion of leasehold improvements being constructed by the landlord on behalf of the Company. The Company accounts for the lease pursuant to ASC Topic No. 840, “Leases.” Under this guidance, the Company is considered the accounting owner of the leasehold improvements and will record an asset on its books and a corresponding deferred rent liability for the construction costs incurred by the landlord. The total costs of construction, $1.1 million in landlord incentives, and the fair value of the free interim rent will be amortized as a reduction to lease expense on a straight-line basis over the lease term, beginning in August 2014 upon construction commencement.

As of September 30, 2014, the Company recorded $7.2 million and $0.8 million in other assets and construction-in-progress, respectively, related to the leasehold improvements that are being constructed by the landlord. Additionally, $0.6 million and $0.6 million were recorded in other current and other non-current assets, respectively, for landlord incentives of $1.2 million.

During the nine months ended September 30, 2014, the Company recorded approximately $0.3 million in non-cash rent expense related to the fair value of the new office and laboratory and Temporary Space.

Future annual minimum lease payments under the new lease are set forth below (unaudited, in thousands):

2014	$—
2015	2,555
2016	2,631
2017	2,714
2018	2,790
Thereafter	8,880

$19,570

6. Debt

Loan and Security Agreement

In May 2010, the Company entered into a loan and security agreement as amended, (“LSA”) with a bank under which the Company was able to borrow up to $1.0 million for the purchase of equipment (“2010 Equipment Advance”) with the draw period that ended on June 30, 2011. The Company borrowed approximately $1.0 million under the 2010 Equipment Advance.

In September 2013, the LSA was amended to allow for the Company to borrow up to an additional $1.5 million for the purchase of equipment (“2013 Equipment Advance”) and up to an additional $8.0 million under a revolving line of credit (the “Revolver”). The Company borrowed approximately $1.2 million under each of the 2013 Equipment Advance and the Revolver. Under the LSA, the Company was required to maintain an Adjusted Quick Ratio of at least 1.25 to 1, defined as a ratio of unrestricted cash plus marketable securities plus net trade accounts receivable to all the outstanding loan balances. As of December 31, 2013, the Company was not in compliance with this covenant; however, the bank did not exercise its rights and remedies under the LSA, and the LSA was subsequently amended in March 2014.

The March 2014 amendment allows the Company to borrow up to $10.0 million under two term loans of $5.0 million each, and up to $5.0 million under the Revolver. In conjunction with this amendment, the lender agreed to remove the financial covenants in exchange for the issuance of up to 300,000 warrants to purchase Series B Preferred Stock (“Series B Preferred Warrants”), and reduced the amount of capital available under the Revolver from $8.0 million to $5.0 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

Concurrent with the execution of the March 2014 amendment, the Company borrowed $5.0 million under one of the term loans, repaid the outstanding amounts under the 2010 Equipment Advance and 2013 Equipment Advance, and issued 150,000 Series B Preferred Warrants at an exercise price of $1.00 per share. The Company was eligible to borrow the second $5.0 million in term debt in September 2014 and issued an additional 150,000 Series B Preferred Warrants to the lender at an exercise price of $1.00 per share.

The term loans have a maturity date of September 1, 2017 and outstanding borrowings bear interest at 8.25% and 8.31% per annum. Interest-only payments are due monthly until April 1, 2015, at which time the term loans will be payable in 30 equal monthly installments of principal and interest. The Company is also obligated to a final payment of 6.5% of the original principal amounts of any term loans, due on the earliest to occur of (a) September 1, 2017, or (b) the acceleration of any term loan under the LSA due to an event of default, or (c) the mandatory or voluntary prepayment of any term loan.

Under the terms of the Revolver, the Company can borrow up to 80% of eligible accounts receivable, as defined in the LSA, or $5.0 million, whichever is less. The Revolver bears interest at prime plus 1.75% and matures on September 30, 2015. Upon termination of the Revolver for any reason prior to March 31, 2016 (other than a refinancing of the Revolver with bank or bank’s affiliates), in addition to the payment of any other amounts then-owed, a termination fee in an amount equal to (1) 2.0% of the Revolver if such termination occurs prior to September 30, 2014, or (2) 1.0% of the Revolver if such termination occurs on or at any time after September 30, 2014, provided that no termination fee shall be charged if the credit facility hereunder is replaced with a new facility from the bank.

The Company had no borrowings outstanding under the Revolver as of December 31, 2012, and had $1.2 million and $2.4 million outstanding as of December 31, 2013 and September 30, 2014, respectively, at a weighted-average interest rate of approximately 5.3% and 4.4%, respectively.

Debt issuance costs are recorded as an asset on the accompany balance sheet and is being amortized to interest expense utilizing the effective interest rate over the loan term. Nominal debt issue costs were recorded as extinguishment of debt in March 2014 when the LSA was amended.

The Company believes the fair value of the long-term debt approximates its carrying value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

Future maturities of long-term debt and interest payments under the LSA, including the equipment loans and term loan, as of December 31, 2013 and September 30, 2014 are set forth below (in thousands):

	December 31, 2013	September 30, 2014
		(unaudited)
2014	$407	$201
2015	531	3,544
2016	531	4,450
2017	43	3,338

Total minimum payments	1,512	11,533
Less amounts representing interest	(121)	(1,533)

Gross balance of long-term debt	$1,391	$10,000
Less debt discount(1)	—	(660)

Total carrying value	$1,391	$9,340
Less current portion	(344)	(1,834)

Total carrying value, noncurrent portion	$1,047	$7,506

(1)	Represents the initial fair value of the detachable warrants to purchase Series B Preferred Stock issued in connection with the term debt, net of amortization.

In the consolidated balance sheet as of September 30, 2014, $314,000 of debt has been reclassified from current debt to non-current debt. This reclassification has no effect on total debt outstanding, total liabilities, the previously reported loss in the consolidated statement of comprehensive loss or the statement of cash flows. The correction of the error is considered immaterial to the consolidated financial statements.

In accordance with the authoritative guidance, at the time of the March 2014 amendment to the LSA, the Company performed a comparison of the present value of the future cash flows for borrowings under the credit facility pre- and post-amendment, and determined that the change was more than 10%. Based upon this assessment the Company determined that the March 2014 amendment resulted in an extinguishment of the then-outstanding debt. The resulting loss on extinguishment was immaterial and the term debt was recorded at its estimated fair value.

Borrowings under the LSA are secured by, and the Company has pledged, substantially all of its assets, excluding intellectual property. In the event of a default under the LSA for which the Company is not able to obtain waivers, the bank may, among other remedies, accelerate all of the repayment obligations, require cash collateral against the outstanding borrowings, or take possession of the Company’s assets. The events of default under the credit agreement include, among other events, payment defaults, breaches of covenants, material misrepresentations by the Company, insolvency events, judgments against the Company, or a material adverse change. Pursuant to the LSA, a material adverse change is (a) a material impairment in the perfection or priority of the bank’s lien in the collateral or in the value of such collateral; (b) a material adverse change in the Company’s business, operations, or condition (financial or otherwise); or (c) a material impairment of the prospect of repayment of any portion of the obligations due under the LSA.

Stockholder Notes

In November 2012, the Company entered into promissory notes with several of its stockholders (“Stockholder Notes”) in the aggregate amount of $0.5 million. The Stockholder Notes bore interest of 6% per annum, were due on October 31, 2013 and were subordinated to the LSA.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

In January 2013, the Company entered into additional Stockholder Notes with identical terms with several of its stockholders in the aggregate amount of $1.0 million.

In May 2013, the Company completed an offering of its Series B Preferred Stock. Pursuant to the terms of the offering, all of the Stockholder Notes and accrued interest of $35,000 were cancelled in exchange for 1,534,849 shares of Series B Preferred Stock at $1.00 per share. The conversion of the Stockholder Notes was accounted for as an extinguishment, resulting in no gain or loss in the Company’s consolidated statement of comprehensive loss for the year-end December 31, 2013.

7. IDGenetix Acquisition

In May 2013, the Company completed its acquisition of IDGenetix, Inc. (“IDGenetix”) pursuant to the Merger Agreement. At the date of the acquisition, IDGenetix consisted of an assembled work force comprised of the three former shareholders who transferred know-how comprised of three algorithms in the conceptualization stage of development as of the date of acquisition. The Company accounted for the merger as a business combination, pursuant to ASC Topic No. 805, “Business Combinations.”

Subsequent to the acquisition date, the Company has performed research and development activities using the know-how to design and develop molecular diagnostic tests and commercially launched these diagnostics tests in October 2013. Based on the Company’s evaluation that the algorithms were in the conceptual phase with only insignificant effort expended in research and development activities to advance the existing knowledge toward the development of these tests through the date of acquisition, the Company concluded that these research and develop projects did not qualify as an asset. As a result of the acquisition of IDGenetix, there were no assets to record and all IDGenetix liabilities were paid in full prior to the closing of the merger.

In connection with the acquisition, the Company placed into escrow the Merger Consideration Stock Awards and warrants to purchase 778,686 million shares of common stock (the “Merger Consideration Warrants”) (collectively, the “Merger Consideration”), for the benefit of the three stockholders of IDGenetix who became executive officers of the Company after the closing of the merger.

Each of the Merger Consideration Warrants has an exercise price of $6.10 per share and is exercisable for five years from the closing of the merger. If not exercised earlier, the Merger Consideration Warrants will be automatically deemed to have been exercised by way of net exercise immediately prior to the closing of an IPO.

One hundred percent of each Merger Consideration Stock Award and 100% of each Merger Consideration Warrant (and any shares issuable upon exercise of such Merger Consideration Warrants) are subject to a holdback arrangement in order to be available to hold harmless and indemnify the Company in the case of any indemnifiable claims under the Merger Agreement. This holdback is generally scheduled to terminate 180 days after the issuance date of the Company’s audited financial statements for 2015, but will terminate sooner in certain circumstances, including in connection with a liquidity event, initially defined to be the sale of the Company or substantially all of its assets, and in June 2014, amended to include the closing of an IPO.

Seventy-five percent of each Merger Consideration Stock Award and 75% of each Merger Consideration Warrant (and any shares issuable upon exercise of such warrant) are additionally subject to a right of repurchase at $0.0001 per share in favor of the Company if certain revenue and EBITDA targets are not met in fiscal year 2015, as reflected in the audited financial statements for such year (the “2015 Milestone Event”). This repurchase right terminates in connection with a liquidity event. In addition, if prior to the earlier of (1) a liquidity event, and (2) (x) if the 2015 Milestone Event is met, the date of audited financial statements for 2015, and (y) if the 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

Milestone Event is not met, the date that is 180 days after the date of the audited financial statements for 2015, any of the executives (a) breaches certain provisions of his inventions assignment agreement with the Company or (b) terminates his employment with the Company other than for “Good Reason” or has his employment terminated for “Cause,” the Company can repurchase 100% of the executive’s Merger Consideration Stock Award shares and any shares acquired through exercise of the Merger Consideration Warrant at $0.0001 per share and can terminate the executive’s Merger Consideration Warrant, if not previously exercised.

The value of Merger Consideration Stock Awards and Merger Consideration Warrants was determined to be $0.41 per share and $0.07, respectively, at the close of the merger on May 30, 2013, representing an aggregate fair value of approximately $0.7 million.

As more fully described in Note 10, the Company accounts for the Merger Consideration as post-combination compensation. In accordance with ASC 805, the Company determined that there was no consideration transferred at the acquisition date; therefore, there were no assets and liabilities recorded on the consolidated balance sheet upon the closing of the merger.

In connection with the merger, the Company incurred transaction-related costs of $0.1 million which were recorded as general and administrative expenses on the consolidated statement of comprehensive loss for the year ended December 31, 2013.

8. Supplier, Customer and Geographic Concentration

Suppliers

Many of the consumable supplies and reagents used as materials in the Company’s business are procured from a limited number of suppliers, some of which are sole-source. Two suppliers accounted for 51% and 10% of materials purchased during the year ended December 31, 2012, 54% and 12% of materials purchased during the year ended December 31, 2013, and 54% and 15% of materials purchased during the nine months ended September 30, 2014. Two suppliers accounted for 51% and 10% of materials purchased during the nine months ended September 30, 2013. The Company had no firm purchase commitments as of December 31, 2012 and 2013, and as of September 30, 2014.

Diagnostic Testing Revenue

The Company currently only sells its IDgenetix tests in the United States. Since the launch of IDgenetix in October 2013, a relatively small number of distributors and contract sales organizations generate a significant percentage of the Company’s diagnostic testing revenue. Two contract sales organizations generated 66% and 26% of diagnostic testing revenue for the year ended December 31, 2013, respectively, and three contract sales organizations generated 35%, 28%, and 17% of diagnostic testing revenue for the nine months ended September 30, 2014, respectively.

In addition, a relatively small number of third-party payors comprises the majority of the Company’s diagnostic testing revenue. Medicare comprised 96% and 83% of diagnostic testing revenue for the year ended December 31, 2013 and nine months ended September 30, 2014, respectively, and represented 8% and 44% of the Company’s total accounts receivable at December 31, 2013 and September 30, 2014, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

Research Services and Other Revenue

The Company’s research services and other revenue by geographic area, based on customer location, is set forth below (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(unaudited)
North America	$6,641	$5,909	$4,082	$4,057
Europe	15	1,085	4	430
Asia	111	113	86	55
Other	148	43	63	—

	$6,915	$7,150	$4,235	$4,542

A relatively small number of research services customers account for a significant percentage of the Company’s research services and other revenue. During the year ended December 31, 2012, two customers comprised 13% and 10% of research services and other revenue, respectively. During the year ended December 31, 2013, three customers comprised 22%, 12% and 11% of research services and other revenue, respectively.

During the nine months ended September 30, 2013, two customers comprised 21% and 14% of research services and other revenue, respectively. During the nine months ended September 30, 2014, two customers comprised 30% and 11% of research services and other revenue, respectively.

Accounts receivable for the Company’s top five research services customer accounts receivable balances comprised approximately 78% and 67% of total accounts receivable at December 31, 2012 and 2013, respectively, and 84% at September 30, 2014.

9. Redeemable Convertible Preferred Stock

Redeemable Convertible Preferred Stock

In August through December 2009, the Company sold 3,378,835 shares of Series A Preferred Stock at $1.775 per share for gross proceeds of approximately $6.0 million in cash.

In May and June 2013, the Company completed an offering of Series B Preferred Stock. As part of the offering, as more fully described in Note 6, notes payable to stockholders in the amount of $1.5 million and related accrued interest of $35,000 were converted to Series B Preferred Stock at $1.00 per share and an additional $5.7 million in gross cash proceeds were raised at $1.00 per share, for a total of 7,249,849 shares. Pursuant to the antidilution provisions of the Series A Preferred Stock, effective with the closing of the Series B Preferred Stock financing, the number of common shares into which the Series A Preferred Stock are convertible (after giving effect to the Reverse Stock Split) was increased from 1,384,768 common shares to 1,799,233 common shares.

The holders of the Series A Preferred Stock and Series B Preferred Stock are entitled to receive noncumulative dividends at a rate of $0.14206 and $0.08 per share, per annum, respectively, when and if declared by the Board of Directors, in preference and in priority to any dividends on common stock. After payment of such dividends, any additional dividends shall be distributed pro rata among the holders of Series A Preferred Stock, Series B Preferred Stock and common stock on an as-if converted to common stock basis. As of December 31, 2013, the Board of Directors had not declared any dividends.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

The holders of the Series A Preferred Stock and Series B Preferred Stock are entitled to receive liquidation preferences upon certain deemed liquidation events at the rate of $4.33285 and $2.44 per share plus all declared and unpaid dividends, respectively. Upon completion of this distribution, any remaining assets will be distributed to the holders of the common stock and to holders of the Preferred Stock (on an as converted basis) until all amounts received by the holders of the Series A Preferred Stock is equal to $8.66570 per share plus all declared and unpaid dividends. Upon completion of the distributions so that the Series A Preferred Stock is equal to $3.55152, the remaining assets shall be distributed among holders of shares of the common stock and Series B Preferred Stock (on an as converted basis). Liquidation payments to the holders of Series B Preferred Stock have priority and are made in preference to any payments to the holders of Series A Preferred Stock and common stock up to the Series B Preferred Stock’s liquidation preference. After distribution of the Series B Preferred Stock’s liquidation preferences, liquidation payments to the holders of the Series A Preferred Stock have priority in preference to any payments to the common stock up to the Series A Preferred Stock’s liquidation preference. After distribution of the Series A Preferred Stock’s liquidation preferences, any remaining assets of the Company shall be distributed ratably to the holders of common stock and Preferred Stock (on an as converted basis).

The holders of the Preferred Stock are entitled to redeem their investment to the extent that the outstanding shares have not been redeemed or converted into common stock prior to May 30, 2018. To trigger the redemption, owners of at least 50% of the Preferred Stock must provide a written notice to the Company. The Company shall redeem, from legally available funds, 50% of the shares 180 days from the date of the notice, and the remaining 50% of the shares 180 days later. The redemption price is $4.33285 and $2.44 per share for the Series A Preferred Stock and Series B Preferred Stock, respectively, plus all declared and unpaid dividends, as adjusted for antidilution adjustments, plus 8% per annum compounded annually since their date of issuance. As only the passage of time is required for Preferred Stock to become redeemable, the Company is accreting the carrying value of the Preferred Stock to its redemption value over the period from the date of issuance to May 30, 2018 (the earliest redemption date).

Each share of preferred stock is convertible, at the option of the holder, at any time, into a number of shares of common stock at a conversion rate of 0.532 and 0.410 for the Series A Preferred Stock and Series B Preferred Stock, respectively, subject to adjustments for stock dividends, combinations, subdivisions, reclassifications and reorganizations. Each share of Preferred Stock is automatically convertible into common stock immediately upon the earlier of (1) the date specified by written consent or agreement of holders of at least a majority of the shares of Preferred Stock then outstanding, voting together as a separate class on an as-converted basis, or (2) immediately upon the closing of the sale of the Company’s common stock in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended, in which aggregate proceeds to the Company are at least $30 million and at a per share offering price of at least $7.32 per share, as adjusted for any stock dividends, combinations, reclassifications, recapitalizations or splits.

As long as 1,440,661 shares of preferred stock remain outstanding, the Company is prohibited from certain transactions without the consent of at least 50% of the then outstanding shares of Preferred Stock or the majority of the Board of Directors.

The holders of Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which such shares of Preferred Stock could be converted and have voting rights and powers equal to the voting rights and powers of the common stock.

Preferred Stock Warrants

In March and September 2014, in connection with the amendment of the LSA as more fully described in Note 6, the Company issued warrants to purchase 300,000 Series B Preferred Warrants. The warrants are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

exercisable at $1.00 per share until March 31, 2024, and will automatically convert into an equal amount of warrants to purchase common stock upon the closing of an IPO. As of September 30, 2014, no warrants have been exercised. As more fully described in Note 3, the Series B Preferred Warrants were valued at $0.7 million upon issuance and $0.9 million as of September 30, 2014.

10. Common Stock and Equity Incentive Plans

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance consists of the following as of December 31, 2013 and September 30, 2014 in common stock equivalent shares (in thousands):

	December 31,	September 30,
	2013	2014
		(unaudited)
Series A redeemable convertible preferred stock	1,799	1,799
Series B redeemable convertible preferred stock	2,971	2,971
Warrants to purchase common stock	779	779
Series B Preferred Warrants	—	123
Common stock options	446	475
Authorized for future option grants	544	359

	6,539	6,506

Stock Options

In 2008, the Company adopted the 2008 Equity Incentive Plan (the “Plan”). The Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISOs”) may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options (“NSOs”) may be granted to the Company employees and consultants.

All stock options have been issued with an exercise price equal to their initial deemed fair value on the date of grant. The maximum term for options granted under the plan is 10 years. The options generally vest 25% on the first anniversary of the grant date, with the balance vesting monthly over the following three years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

As of December 31, 2013, the Company had 1,057,881 shares of common stock authorized for issuance under the Plan and 544,310 shares remain available for future issuance or grant. The following table summarizes stock option transactions under the Plan (in thousands, except per share data):

	Total Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
Balance at December 31, 2011	367	$1.24	8.56	$42
Granted	14	1.37
Cancelled	(1)	1.27

Balance at December 31, 2012	380	1.27	7.62	$51
Granted	192	0.90
Exercised	—	1.27
Cancelled	(126)	1.24

Balance at December 31, 2013	446	1.10	8.01	$280
Granted	209	6.20
Exercised	(156)	1.27
Cancelled	(24)	1.42

Balance at September 30, 2014 (unaudited)	475	$3.28	8.82	$2,441

Vested and exercisable at December 31, 2013	221	$1.27	6.49	$105

Vested and expected to vest at December 31, 2013	435	$1.10	7.97	$271

Vested and exercisable at September 30, 2014 (unaudited)	136	$1.22	7.06	$986

Vested and expected to vest at September 30, 2014 (unaudited)	457	$3.25	8.79	$2,368

The intrinsic value of outstanding and vested options were determined by multiplying the number of shares by the difference between the weighted-average exercise price of the options and the fair value of the common stock of $1.73 at December 31, 2013 and $8.42 per share at September 30, 2014.

Stock-Based Compensation

The Company recognized stock-based compensation expense as set forth below (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(unaudited)
Awards under the Plan	$52	$50	$39	$103
Merger Consideration in connection with the merger with IDGenetix, Inc.	—	53	30	268

	$52	$103	$69	$371

For all periods presented, most of the Company’s stock-based compensation expense was included in general and administrative expenses on the consolidated statements of comprehensive loss. Stock-based compensation attributable to cost of revenue, sales and marketing and research and development was immaterial

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

for all periods presented. There was no stock-based compensation expense capitalized as part of inventory or the cost of an asset for any period presented.

The fair value of the shares of common stock underlying stock-based awards has historically been determined by the board of directors. Because there has been no public market for the Company’s common stock, the board of directors has determined the fair value of the common stock at the time of grant of the option considering a number of objective and subjective factors, including the valuation of comparable companies, sales of redeemable convertible preferred stock to third parties, operating and financial performance, the lack of liquidity of capital stock, and general industry specific economic outlook, amongst other factors. The fair value of the common stock shall be determined by the board of directors until such time as the Company’s common stock is listed on an established stock exchange or national market system.

In connection with the preparation for the Company’s potential IPO, the board of directors re-assessed the fair value of its common stock, considering appraisals as of December 31, 2011, May 31, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 15, 2014, July 18, 2014 and September 29, 2014, which were prepared by an independent third-party valuation specialist. The Company used the common stock fair value on each of the aforementioned dates in measuring stock-based compensation expense recorded in the consolidated statements of comprehensive loss.

Valuation of Stock Options under the Plan

The Company estimates the fair value of stock option awards on the date of grant using assumptions about volatility, expected life of the awards, risk-free interest rate, and dividend yield rate. The expected volatility in this model is based on an analysis of the Company’s publicly-traded peers. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time awards are granted, based on maturities which approximate the expected life of the options. The expected life of the options granted is estimated using the simplified method for estimating the expected term of stock options equal to the midpoint between the vesting period and the contractual term. The expected dividend rate takes into account the absence of any historical payments and management’s intention to retain all earnings for future operations and expansion.

The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the employee stock option grants were as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(unaudited)
Expected volatility	56.4%	71.5% – 71.8%	71.5%	69.3% – 72%
Dividend yield	0%	0%	0%	0%
Risk-free interest rate	0.9% – 1.8%	0.9% – 1.9%	0.9%	1.9% – 2.0%
Expected term in years	6.1	6.1	6.1	6.0 – 6.1

As of December 31, 2013 and September 30, 2014, there was approximately $0.2 million and $1.0 million of unrecognized stock-based compensation expense related to options which vest over 1.8 years and 2.0 years, respectively.

Valuation of Merger Consideration for Acquisition of IDGenetix

As more fully described in Note 7, in May 2013, the Company completed its acquisition of IDGenetix, Inc. In connection with the acquisition, the Company issued the Merger Consideration to the three stockholders of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

IDGenetix, Inc., who became executive officers of the Company after the closing of the merger. The Merger Consideration is subject to defined service and performance criteria.

In accordance with ASC Topic No. 718, “Stock Compensation,” the Company accounts for the Merger Consideration as post-combination compensation. Twenty-five percent of the Merger Consideration is recognized on a straight-line basis over the service period. The remaining 75% is subject to the achievement of defined revenue and EBITDA performance conditions for which the Company estimates the number of Merger Consideration shares expected to vest at each reporting period, and expenses the aggregate value (based upon the per share value determined at the valuation date) over the remaining performance period, also through December 31, 2015. Pursuant to the original Merger Agreement, upon the occurrence of a liquidity event, initially defined to be the sale of the Company or substantially all of its assets, all of the Merger Consideration shares held in escrow will be released. In June 2014, the Merger Agreement was amended to revise the definition of a liquidity event to include the completion on an IPO. As a result, upon either the sale of the Company or an IPO, all of the Merger Consideration held in escrow will be released and all related unrecognized stock-based compensation expense will be accelerated at that time.

The initial grant date fair value of the Merger Consideration Stock Awards and Merger Consideration Warrants was determined to be $0.41 per share and $0.07, respectively, at the closing of the merger on May 30, 2013, representing an aggregate fair value of approximately $0.7 million. In accordance with Topic No. ASC 718, the Company accounts for the June 2014 amendment to the Merger Agreement as a modification to the Merger Consideration. The modification had no impact on the fair value of the Merger Consideration that was estimated to be probable of vesting as of the modification date. The modification results in incremental stock-based compensation expense of up to $6.1 million for the Merger Consideration that was estimated to be improbable of vesting as of the modification date. The probability of the Company’s achievement of the 2015 revenue and EBITDA performance conditions is reassessed each reporting period and cumulative catch-up adjustments of stock-based compensation are recorded as necessary.

As of December 31, 2013 and September 30, 2014, there was approximately $0.6 million and $0.5 million, respectively, of unrecognized stock-based compensation expense related to the Merger Consideration that was deemed probable of vesting upon the modification date. As of September 30, 2014, there was approximately $5.9 million of unrecognized stock-based compensation expense related to the modified Merger Consideration that was deemed improbable of vesting upon the modification date.

The Company determined the fair value of the Merger Consideration using a hybrid method to allocate the equity value of the Company to the common stock and warrants to purchase common stock based on the Company’s capital structure. The assumptions used in these valuation models included: (1) management’s revenue projections; (2) probability and timing of various liquidity event dates; (3) weighted-average cost of capital that included the addition of a company specific risk premium to account for uncertainty associated with the Company achieving future cash flows; (4) selection of appropriate market comparable transactions and multiples; (5) expected volatility; and (6) risk-free rate.

11. License Agreements

In 2008, the Company entered into a license agreement with Beckman Coulter, Inc. (“Beckman”) under which the Company licensed to Beckman the use of certain technologies in the life science and specialty testing fields. Under the terms of the license, Beckman is required to pay annual royalty payments. The stated annual royalty varies depending on the products sold under the agreement. The Company recognized royalty revenue of $0.1 million for the years ending December 31, 2012 and 2013, and $0.1 million for each of the nine month

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

periods ended September 30, 2013 and 2014. As the Company is not able to reliably estimate royalty payments on Beckman sales, the Company recognizes royalty revenue on a cash basis.

In 2012, the Company discontinued the development of products under its Beckman agreement. As the Company had no remaining undelivered obligations at the time of termination, the Company recognized the remaining balance of the up-front payment upon termination of the agreement. For the year ended December 31, 2011 total revenue recognized under this agreement was $0.4 million. The Company continues to receive royalty payments from Beckman under its license agreement.

12. Employee Benefits

The Company has established a defined contribution 401(k) plan available to eligible employees. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under federal tax regulations. The Company, at its discretion, may make certain contributions to the 401(k) plan. The Company made contributions of $0.1 million to the 401(k) plan during each of the years ended December 31, 2012 and 2013, and $60,000 and $59,000 during the nine months ended September 30, 2013 and 2014, respectively.

13. Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Tax. The impact of an uncertain income tax position is recognized at the largest amount that is “more likely than not” to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits included in the Company’s consolidated balance sheets at December 31, 2012 or 2013.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by the federal and state jurisdictions where applicable. There are currently no pending income tax examinations. The Company’s tax years for 2008 and forward are subject to examination by the federal and California tax authorities due to the carryforward of unutilized net operating losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

Significant components of the Company’s deferred tax assets at December 31, 2012 and 2013, are shown below (in thousands). A valuation allowance has been established to offset the deferred tax assets, as realization of such assets is uncertain.

	2012	2013
Deferred tax assets:
Net operating loss carryforwards	$1,605	$3,227
Deferred revenue	396	303
Other	195	196

Total gross deferred tax assets	2,196	3,726
Less valuation allowance	(1,930)	(3,272)

Net deferred tax assets	266	454

Deferred tax liabilities:
Basis difference in fixed assets	(266)	(454)

Total deferred tax liabilities	(266)	(454)

Net deferred tax assets	$—	$—

A reconciliation of the statutory tax rates and the effective tax rates for the years ended December 31, 2013 and 2012 is as follows:

	2012	2013
Statutory rate	34%	34%
State tax, net of federal benefit	6%	1%
Valuation allowance	(40)%	(33)%
Other	—%	(2)%

Effective tax rate	—%	—%

At December 31, 2013, the Company had both federal and state net operating loss (“NOL”) carryforwards of approximately $8.7 million and $4.6 million, respectively, which will begin to expire in 2029, unless previously utilized. Utilization of the NOL credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that have occurred or that could occur in the future, as required by Section 382 of the Code, as well as similar state and foreign provisions. These ownership changes may limit the amount of NOL and any future research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups.

The Company completed a study to assess whether an ownership change, as defined by Section 382 of the Code, had occurred from the Company’s formation through December 31, 2013. Based upon this study, the Company determined that no ownership changes had occurred. Future ownership changes may further limit the Company’s ability to utilize its remaining tax attributes.

14. Related Parties

The Company was formed by Althea Technologies, Inc., the Company’s former parent company, which capitalized the Company by contributing certain intellectual property and other assets to the Company in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

exchange for 1,835,425 shares of common stock of the Company. The shares of the Company’s common stock were then distributed to the then-stockholders of Althea Technologies. The Company and Althea Technologies were considered related parties as they shared certain common investors through December 31, 2012. Althea Technologies was acquired by an unrelated third party in 2013 and thereafter was no longer considered a related party.

The Company performed services for Althea Technologies during 2012 resulting in revenue of $0.2 million, of which $24,000 was outstanding as a receivable as of December 31, 2012. As of December 31, 2012, the Company also owed Althea Technologies $56,000 related to rent payments under the sublease which has been presented net, resulting in a $32,000 payable to a related party on the balance sheet at December 31, 2012.

The Company’s rent expense related to its sublease with Althea Technologies was $0.3 million for each of the years ended December 31, 2012 and 2013, and $0.2 million for the nine months ended September 30, 2014.

During 2012, the Company made a secured loan to an officer for $59,000. Such loan was subsequently paid in full in April 2013.

15. Subsequent Events

In November 2014, the shares reserved for issuance under the Plan were increased by 204,918 shares to a total of 1,262,799 shares.

In November 2014, the Company amended its LSA with Silicon Valley Bank (“SVB”), pursuant to which the Company borrowed an additional $10.0 million in term debt. Concurrent with the execution of the amendment, the $5.0 million Revolver was cancelled and the Company issued approximately 114,000 Series B Preferred Warrants, which were convertible into approximately 47,000 shares of common stock, at an exercise price of $7.47 per share. The term loan has a maturity date of September 1, 2017 and outstanding borrowings will bear interest at 8.31%. Interest-only payments are due monthly until April 1, 2015, at which time the term loan will be payable in 30 equal monthly installments of principal and interest. The Company must meet minimum required revenue thresholds under the amended LSA and is also obligated to make a final payment of 6.5% of the original principal amount, due on the earliest to occur of (a) September 1, 2017, (b) the acceleration of any term loan under the amended loan and security agreement due to an event of default, and (c) the mandatory or voluntary prepayment of the term loan.

In November 2014, the Company entered into a separation and consulting agreement with an executive officer who was one of the former stockholders of IDGenetix, Inc. (as more fully described in Notes 7 and 10). The separation and consulting agreement became effective upon his termination of employment on November 28, 2014 and allows for the continued vesting of the former executive officer’s Merger Consideration. As part of the separation agreement, the Company waived its right to repurchase the former executive officer’s Merger Consideration Stock Award or to terminate his Merger Consideration Warrant. The consulting services are deemed not substantive services for accounting purposes. In accordance with Topic No. ASC 718, the Company accounts for this as a modification to the Merger Consideration, resulting in stock-based compensation expense of up to $5.8 million for the Merger Consideration, of which $2.6 million will be recognized in the statement of comprehensive loss for the year-ended December 31, 2014, and up to $3.2 million was estimated to be improbable of vesting as of the modification date. If the former executive officer’s $3.2 million of Merger Consideration that was deemed improbable of vesting becomes probable of vesting in a future period or if a liquidity event occurs, additional incremental stock-based compensation expense will be recorded by the Company. The Company will reverse $0.1 million of previously recorded stock-based compensation expense related to this modification.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)—continued

In December 2014, the Company entered into a Third Amended and Restated LSA with SVB. There were no material changes to the parties’ rights or obligations thereunder.

In January 2015, the Company filed an amendment to its Amended and Restated Certificate of Incorporation to effect the Reverse Stock Split. The par value and the authorized shares of the common stock were not adjusted as a result of the Reverse Stock Split. All issued and outstanding common stock, options and warrants to purchase common stock, including the respective exercise prices of each such option and warrant, and the conversion ratio of the redeemable convertible preferred stock have been retroactively adjusted to reflect the Reverse Stock Split for all periods presented.

4,615,000 Shares

Common Stock

PRELIMINARY  PROSPECTUS

                             , 2015

Citigroup

Jefferies

William Blair

Cantor Fitzgerald & Co.

Through and including                     , 2015 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by AltheaDx, Inc. (the “Registrant”) in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the NASDAQ Global Market listing fee.

Amount to be paid
SEC registration fee	$8,634
FINRA filing fee	11,646
NASDAQ Global Market listing fee	125,000
Printing and engraving expenses	350,000
Legal fees and expenses	1,500,000
Accounting fees and expenses	1,250,000
Transfer agent and registrar fees and expenses	25,000
Miscellaneous expenses	324,720

Total	$3,595,000

Item 14. Indemnification of Directors and Officers.

The Registrant is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The Registrant’s amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective immediately prior to the closing of this offering, provide for the indemnification of its directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Registrant’s amended and restated certificate of incorporation includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the Registrant has entered into indemnity agreements with each of its directors and executive officers that require the Registrant to indemnify such persons against any and all costs and expenses (including attorneys’, witness or other professional fees) actually and reasonably incurred by such persons in connection with any action, suit or proceeding (including derivative actions), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer or is or was acting or serving as an officer, director, employee or agent of the Registrant or any of its affiliated enterprises. Under these agreements, the Registrant is not required to provided indemnification for certain matters, including:

•	indemnification beyond that permitted by the Delaware General Corporation Law;

•	indemnification for any proceeding with respect to the unlawful payment of remuneration to the director or officer;

•	indemnification for certain proceedings involving a final judgment that the director or officer is required to disgorge profits from the purchase or sale of the Registrant’s stock;

•

indemnification for proceedings involving a final judgment that the director’s or officer’s conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct or a breach of his or her duty of loyalty, but only to the extent of such specific determination;

•

indemnification for proceedings or claims brought by an officer or director against the Registrant or any of the Registrant’s directors, officers, employees or agents, except for (1) claims to establish a right of indemnification or proceedings, (2) claims approved by the Registrant’s board of directors, (3) claims required by law, (4) when there has been a change of control as defined in the indemnification agreement with each director or officer, or (5) by the Registrant in its sole discretion pursuant to the powers vested to the Registrant under Delaware law;

•	indemnification for settlements the director or officer enters into without the Registrant’s consent; or

•	indemnification in violation of any undertaking required by the Securities Act or in any registration statement filed by the Registrant.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

Except as otherwise disclosed under the heading “Legal Proceedings” in the “Business” section of the prospectus included in this registration statement, there is at present no pending litigation or proceeding involving any of the Registrant’s directors or executive officers as to which indemnification is required or permitted, and the Registrant is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The Registrant has an insurance policy in place that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) or otherwise.

The Registrant plans to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold by the Registrant since January 1, 2011:

(1)	In May 2013, the Registrant issued an aggregate of 1,569,071 shares of common stock in connection with its acquisition of IDGenetix, Inc.

(2)	In May 2013 and June 2013, pursuant to a Series B redeemable convertible preferred stock purchase agreement, the Registrant issued and sold to investors an aggregate of 7,249,849 shares of its Series B redeemable convertible preferred stock, at a purchase price of $1.00 per share, for aggregate consideration of approximately $7.3 million.

(3)	In May 2013, the Registrant issued warrants to purchase 778,686 shares of its common stock in connection with its acquisition of IDGenetix, Inc., with an exercise price of $6.10.

(4)	In March 2014 and September 2014, the Registrant issued warrants to purchase an aggregate of 300,000 shares of its Series B redeemable convertible preferred stock to the lenders under its credit facility, which are convertible into 122,950 shares of our common stock at an exercise price of $2.44 per share.

(5)	In November 2014, the Registrant issued warrants to purchase an aggregate of 114,380 shares of its Series B redeemable convertible preferred stock to the lenders under its credit facility, which are convertible into 46,876 shares of our common stock at an exercise price of $7.47 per share.

(6)	From March 24, 2011 to January 23, 2015, the Registrant granted stock options under its 2008 Equity Incentive Plan to purchase up to an aggregate of 841,424 shares of its common stock to its employees, directors and consultants, at a weighted-average exercise price of $5.42 per share. 26,275 of these options to purchase shares of common stock have been exercised through January 23, 2015.

The offers, sales and issuances of the securities described in paragraphs (1) through (5) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506 promulgated under Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access, through employment, business or other relationships, to information about the Registrant. No underwriters were involved in these transactions.

The offers, sales and issuances of the securities described in paragraph (6) above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were the Registrant’s employees, directors or bona fide consultants and received the securities under the Registrant’s 2008 equity incentive plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.

(b)	Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(d)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 23rd day of January, 2015.

ALTHEADX, INC.

/s/ Greg Hamilton
Greg Hamilton
Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Greg Hamilton Greg Hamilton	Chief Executive Officer and Member of the Board of Directors (Principal Executive Officer)	January 23, 2015

/s/ Jeffrey G. Black Jeffrey G. Black	Chief Financial Officer (Principal Financial and Accounting Officer)	January 23, 2015

/s/ François Ferré, Ph.D.* François Ferré, Ph.D.	Co-Chairman of the Board of Directors	January 23, 2015

/s/ J. Matthew Mackowski* J. Matthew Mackowski	Co-Chairman of the Board of Directors	January 23, 2015

/s/ Bruce G. Bodaken* Bruce G. Bodaken	Member of the Board of Directors	January 23, 2015

/s/ Karin Eastham* Karin Eastham	Member of the Board of Directors	January 23, 2015

/s/ Jorge Garces, Ph.D.* Jorge Garces, Ph.D.	Member of the Board of Directors	January 23, 2015

/s/ James Glavin* James Glavin	Member of the Board of Directors	January 23, 2015

/s/ Mark S. Gold, M.D.* Mark S. Gold, M.D.	Member of the Board of Directors	January 23, 2015

/s/ Ann Kessler, Ph.D.* Ann Kessler, Ph.D.	Member of the Board of Directors	January 23, 2015

/s/ Deval Lashkari, Ph.D.* Deval Lashkari, Ph.D.	Member of the Board of Directors	January 23, 2015

/s/ Magda Marquet, Ph.D.* Magda Marquet, Ph.D.	Member of the Board of Directors	January 23, 2015

* Pursuant to Power of Attorney

By:	/s/ Greg Hamilton
Greg Hamilton

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation, as amended and as currently in effect.
3.2*	Form of Amended and Restated Certificate of Incorporation to become effective immediately prior to the closing of this offering.
3.3*	Amended and Restated Bylaws, as currently in effect.
3.4*	Form of Amended and Restated Bylaws to become effective immediately prior to the closing of this offering.
4.1	Form of Common Stock Certificate of the Registrant.
4.2*	Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain of its stockholders, dated May 30, 2013.
5.1	Opinion of Cooley LLP.
10.1*	Warrant to Purchase Stock issued to Silicon Valley Bank on March 31, 2014.
10.2*	Warrant to Purchase Stock issued to Life Science Loans, LLC on March 31, 2014.
10.3*	Warrant to Purchase Stock issued to Silicon Valley Bank on November 19, 2014.
10.4*	Warrant to Purchase Stock issued to Life Science Loans, LLC on November 19, 2014.
10.5+*	Form of Indemnification Agreement by and between the Registrant and its directors and officers, and schedule of individual agreements.
10.6+	AltheaDx, Inc. 2008 Equity Incentive Plan, as amended, and Forms of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice thereunder.
10.7+	Form of AltheaDx, Inc. 2014 Equity Incentive Plan and Form of Stock Option Agreement, Notice of Exercise and Form of Stock Option Grant Notice thereunder.
10.8+	AltheaDx, Inc. Non-Employee Director Compensation Policy.
10.9+*	AltheaDx,Inc. Severance Benefit Plan.
10.10+*	Offer Letter by and between the Registrant and Greg Hamilton, dated May 30, 2013.
10.11+*	Offer Letter by and between the Registrant and Shannon Blalock, dated May 30, 2013.
10.12+*	Offer Letter by and between the Registrant and Jorge Garces, dated May 30, 2013.
10.13+*	Offer Letter by and between the Registrant and Jeffrey G. Black, dated March 27, 2014.
10.14+*	Offer Letter by and between the Registrant and Juan-Sebastian Saldivar, dated November 3, 2014.
10.15+*	Separation and Consulting Agreement by and between the Registrant and Shannon Blalock, dated December 5, 2014, as amended.
10.16*	Sublease Agreement by and between the Registrant and Ajinomoto Althea Inc. (successor-in-interest to Althea Technologies, Inc.), dated August 5, 2009, as amended.
10.17*	Office Lease by and among the Registrant and Walton Torrey Owner C, L.L.C., dated April 23, 2014.
10.18*	Third Amended and Restated Loan and Security Agreement by and between the Registrant and Silicon Valley Bank, dated as of December 17, 2014.
21.1*	List of Subsidiaries of the Company.
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Cooley LLP. Reference is made to Exhibit 5.1.
24.1*	Power of Attorney. Reference is made to the signature page hereto.

+	Indicates management contract or compensatory plan.
*	Previously filed.